Exhibit 99.1

                    , 2016

Dear Hilton Worldwide Holdings Inc. Stockholder:

I am pleased to inform you that the board of directors of Hilton Worldwide Holdings Inc. (“Hilton Parent” and, together with its consolidated subsidiaries, “Hilton”) approved a plan to enhance long-term stockholder value by separating Hilton into three independent, publicly traded companies. Under the plan, Hilton Parent will execute tax-free spin-offs of Park Hotels & Resorts Inc. (“Park Parent” and, together with its consolidated subsidiaries, “Park Hotels & Resorts”), which will hold a portfolio of Hilton’s owned and leased hotels and resorts, and Hilton Grand Vacations Inc. (“HGV Parent” and, together with its consolidated subsidiaries, “Hilton Grand Vacations”), which will own and operate Hilton’s timeshare business. Upon completion of the spin-offs, Hilton Parent stockholders will own 100% of the outstanding shares of common stock of each of Park Parent and HGV Parent, and will continue to own 100% of the outstanding shares of common stock of Hilton Parent. Park Parent will be a leading lodging real estate investment trust with a diverse portfolio of iconic and market-leading hotels and resorts with significant underlying real estate value, and Hilton Grand Vacations will be a rapidly growing timeshare company that markets and sells vacation ownership intervals and manages resorts in top destinations. Hilton Parent will retain its core management and franchise business and continue to trade on the New York Stock Exchange as a leading global hospitality company.

We believe that this separation is in the best interests of Hilton Parent, its stockholders and other constituents, as it will result in three pure-play companies, enabling dedicated management teams to fully activate their respective businesses, take advantage of both organic and inorganic growth opportunities, and align their structures and capital allocation strategies with a dedicated investor base.

The spin-offs will be completed by way of a pro rata distribution of Park Parent and HGV Parent common stock to our stockholders of record as of 5:00 p.m., Eastern time, on                     , 2016, the spin-off record date. Each Hilton Parent stockholder will receive one share of Park Parent common stock for every              shares of Hilton Parent common stock and one share of HGV Parent common stock for every              shares of Hilton Parent common stock, in each case, held by such stockholder on the record date. The distribution of these shares will be made in book-entry form, which means that no physical share certificates will be issued. The transaction is subject to certain customary conditions. Stockholder approval of the distributions is not required, and you are not required to take any action to receive your shares of Park Parent and HGV Parent common stock. Immediately following the spin-offs, you will own common stock in Hilton Parent, Park Parent and HGV Parent. The common stock of Hilton Parent will continue to trade on the New York Stock Exchange under the symbol “HLT.” Both Park Parent and HGV Parent intend to have their common stock listed on the New York Stock Exchange under the symbols “PK” and “HGV,” respectively. We expect the spin-offs to be tax-free to the stockholders of Hilton Parent, except to the extent of cash received in lieu of fractional shares. The spin-offs are conditioned on, among other things, the ruling received by Hilton Parent from the Internal Revenue Service regarding certain U.S. federal income tax aspects of the spin-offs remaining in effect as of the distribution date, and the receipt of an opinion of our tax counsel confirming that the spin-offs should qualify as tax-free distributions under Section 355 of the Internal Revenue Code of 1986, as amended.

We have prepared the enclosed information statements, which describe the spin-offs in detail and contain important information about each of Park Hotels & Resorts and Hilton Grand Vacations, including historical financial statements. We are mailing to all Hilton Parent stockholders a notice with instructions informing holders how to access the information statements online. We urge you to read the information statements carefully.

We want to thank you for your continued support of Hilton, and we look forward to your support of all three companies in the future.

Sincerely,

Christopher J. Nassetta

President and Chief Executive Officer

Hilton Worldwide Holdings Inc.

                    , 2016

Dear Park Hotels & Resorts Inc. Stockholder:

It is our pleasure to welcome you as a stockholder of our company, Park Hotels & Resorts Inc. (“Park Parent” and, together with its consolidated subsidiaries, “Park Hotels & Resorts”). Following the distribution of all of the outstanding shares of Park Parent common stock by Hilton Worldwide Holdings Inc. (“Hilton Parent”), Park Parent will be one of the largest publicly traded lodging real estate investment trusts (“REITs”) with a diverse portfolio of iconic and market-leading hotels and resorts with significant underlying real estate value.

Our objective is to be the preeminent lodging REIT and to generate premium long-term total returns for our stockholders. As an independent company, our dedicated management team will focus on diligent asset management and strategic capital allocation to maximize performance, growth and value creation over time. As a pure-play real estate company with direct access to capital and independent financial resources, we believe our enhanced ability to implement compelling return on investment initiatives within our portfolio represents a significant embedded growth opportunity. Finally, given our scale and investment expertise, we believe we will be able to successfully execute single-asset and portfolio acquisitions and dispositions to further enhance the value and diversification of our assets throughout the lodging cycle, including potentially taking advantage of the economies of scale that could come from consolidation in the lodging REIT industry.

Park Parent intends to elect to qualify as a REIT for U.S. federal income tax purposes beginning immediately after the distribution of its common shares by Hilton Parent. We believe our election of REIT status combined with the strong income generation of our assets will enhance our ability to pay an attractive dividend, offering a compelling value proposition for investors seeking current income, as well as long-term growth.

We expect to have Park Parent common stock listed on the New York Stock Exchange under the symbol “PK” in connection with the distribution of Park Parent common stock by Hilton Parent.

We invite you to learn more about Park Parent by reviewing the enclosed information statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of Park Parent common stock.

Sincerely,

Thomas J. Baltimore, Jr.

President and Chief Executive Officer

Park Hotels & Resorts Inc.

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

SUBJECT TO COMPLETION, DATED OCTOBER 24, 2016

INFORMATION STATEMENT

Park Hotels & Resorts Inc.

Common Stock

(par value $0.01 per share)

This information statement is being sent to you in connection with the separation of Park Hotels & Resorts Inc. (“Park Parent” and, together with its consolidated subsidiaries, “Park Hotels & Resorts”) from Hilton Worldwide Holdings Inc. (“Hilton Parent” and, together with its consolidated subsidiaries, “Hilton”), following which Park Parent will be an independent, self-administered, publicly traded lodging real estate investment trust (“REIT”). As part of the separation, Hilton will undergo an internal reorganization, after which it will complete the separation by distributing all of the outstanding shares of Park Parent common stock on a pro rata basis to the holders of Hilton Parent common stock. We refer to this pro rata distribution as the “distribution” and we refer to the separation, including the internal reorganization and distribution, as the “spin-off.” We expect that the spin-off will be tax-free to Hilton Parent stockholders for U.S. federal income tax purposes, except to the extent of cash received in lieu of fractional shares. Each Hilton Parent stockholder will receive one share of Park Parent common stock for every              shares of Hilton Parent common stock held by such stockholder on                     , 2016, the record date. The distribution of shares will be made in book-entry form only. Hilton Parent will not distribute any fractional shares of Park Parent common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the spin-off. The distribution will be effective as of                     , Eastern time, on                     ,             . Immediately after the distribution becomes effective, we will be an independent, self-administered, publicly traded company.

No vote or other action of Hilton Parent stockholders is required in connection with the spin-off. We are not asking you for a proxy and you should not send us a proxy. Hilton Parent stockholders will not be required to pay any consideration for the shares of Park Parent common stock they receive in the spin-off, and they will not be required to surrender or exchange shares of their Hilton Parent common stock or take any other action in connection with the spin-off.

All of the outstanding shares of Park Parent common stock are currently owned, directly or indirectly, by Hilton Parent. Accordingly, there is no current trading market for Park Parent common stock. We expect, however, that a limited trading market for Park Parent common stock, commonly known as a “when-issued” trading market, will develop at least two trading days prior to the record date for the distribution, and we expect “regular-way” trading of Park Parent common stock will begin the first trading day after the distribution date. We intend to list Park Parent common stock on the New York Stock Exchange under the ticker symbol “PK.”

We intend to elect to qualify as a REIT for U.S. federal income tax purposes beginning immediately after the distribution. Shares of our common stock will be subject to limitations on ownership and transfer that are primarily intended to assist us in qualifying as a REIT. Our amended and restated certificate of incorporation will contain certain restrictions relating to the ownership and transfer of our common stock, including, subject to certain exceptions, a 4.9% limit, in value or by number of shares, whichever is more restrictive, on the ownership of outstanding shares of our common stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

In reviewing this information statement, you should carefully consider the matters described in “Risk Factors” beginning on page 29 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is                     , 2016.

A Notice of Internet Availability of Information Statement Materials containing instructions describing how to access this Information Statement was first mailed to Hilton Parent stockholders on or about                     , 2016.

Unless otherwise indicated or the context otherwise requires, references herein to:

•	“Park Hotels & Resorts,” “we,” “our,” “us” and the “Company” refer to Park Hotels & Resorts Inc. and its consolidated subsidiaries, and references to “Park Parent” refer only to Park Hotels & Resorts Inc., exclusive of its subsidiaries;

•	“Hilton Grand Vacations” refer to Hilton Grand Vacations Inc. and its consolidated subsidiaries, and references to “HGV Parent” refer only to Hilton Grand Vacations Inc., exclusive of its subsidiaries; and

•	“Hilton” refer to Hilton Worldwide Holdings Inc. and its consolidated subsidiaries, and references to “Hilton Parent” or “Parent” refer only to Hilton Worldwide Holdings Inc., exclusive of its subsidiaries;

in each case giving effect to the spin-off, including the internal reorganization and distribution, and our election to be subject to tax as a REIT for U.S. federal income tax purposes.

INDUSTRY AND MARKET DATA

The market data and certain other statistical information used throughout this information statement are based on independent industry publications, government publications or other published independent sources. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information. STR, Inc. (“STR”) is the primary source for third-party market data and industry statistics and forecasts. STR does not guarantee the performance of any company about which it collects and provides data. The reproduction of STR’s data without their written permission is strictly prohibited. Nothing in the STR data should be construed as advice. Some data is also based on our good faith estimates.

CERTAIN DEFINED TERMS

Except where the context suggests otherwise, we define certain terms in this information statement as follows:

•	“Adjusted EBITDA” means EBITDA (as defined below) further adjusted to exclude gains, losses and expenses in connection with: (i) asset dispositions for both consolidated and unconsolidated investments; (ii) foreign currency transactions; (iii) debt restructurings/retirements; (iv) non-cash impairment losses; (v) furniture, fixtures and equipment (“FF&E”) replacement reserves required by certain lease agreements; (vi) reorganization costs; (vii) share-based and certain other compensation expenses; (viii) severance, relocation and other expenses; and (ix) other items. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our use of Adjusted EBITDA, which is a non-GAAP financial measure.

•	“Adjusted EBITDA margin” means Adjusted EBITDA as a percentage of total revenue. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our use of Adjusted EBITDA margin, which is a non-GAAP financial measure.

•	“Adjusted FFO attributable to Parent” means NAREIT FFO attributable to Parent (as defined below) as further adjusted for the following items: (i) gain on debt extinguishment; (ii) foreign currency (gain) loss; (iii) acquisition costs; and (iv) litigation gains and losses. In unusual circumstances, we may also adjust NAREIT FFO attributable to Parent for additional gains or losses that management believes are not representative of our current operating performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our use of Adjusted FFO attributable to Parent, which is a non-GAAP financial measure.

•	“ADR” or “average daily rate” means hotel rooms revenue divided by total number of room nights sold in a given period;

•	“comparable hotels” mean those hotels that: (i) were active and operating in our system since January 1st of the previous year; and (ii) have not sustained substantial property damage, business interruption, undergone large-scale capital projects or for which comparable results are not available.

•	“EBITDA” means net income (loss) excluding interest expense, a provision for income taxes and depreciation and amortization. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our use of EBITDA, which is a non-GAAP financial measure.

i

•	“Hotel Adjusted EBITDA” means property-level results before debt service, depreciation and corporate expenses for our consolidated properties, including both comparable and non-comparable hotels but excluding properties owned by unconsolidated affiliates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our use of Hotel Adjusted EBITDA, which is a non-GAAP financial measure.

•	a “luxury” hotel refers to a luxury hotel as defined by STR;

•	“NAREIT FFO attributable to Parent” means net income (loss) attributable to Parent (calculated in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”)), excluding gains (losses) from sales of real estate, the cumulative effect of changes in accounting principles, real estate-related depreciation, amortization and impairments and adjustments for unconsolidated joint ventures. Adjustments for unconsolidated joint ventures are calculated to reflect our pro rata share of the FFO of those entities on the same basis. We calculate NAREIT FFO attributable to Parent for a given operating period in accordance with the guidelines of the National Association of Real Estate Investment Trusts (“NAREIT”). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for information regarding our use of NAREIT FFO attributable to Parent, which is a non-GAAP financial measure.

•	“occupancy” means the total number of room nights sold divided by the total number of room nights available at a property or group of properties;

•	“RevPAR” or “revenue per available room” means hotel rooms revenue divided by total number of room nights available to guests for a given period, and does not include non-rooms revenues such as food and beverage revenue or other operating revenues;

•	“Select Hotels” means the hotels that will be managed by Park Hotels & Resorts rather than a third-party hotel management company, consisting of the following four hotels: the Hilton Garden Inn LAX/El Segundo in El Segundo, California; the Hampton Inn & Suites Memphis—Shady Grove in Memphis, Tennessee, the Hilton Suites Chicago/Oak Brook in Chicago, Illinois and the Hilton Garden Inn Chicago/Oak Brook in Chicago, Illinois;

•	“TRS” refers to a taxable REIT subsidiary under the Internal Revenue Code of 1986, as amended, and includes any subsidiaries or other, lower-tier entities of the taxable REIT subsidiary;

•	an “upper midscale” hotel refers to an upper midscale hotel as defined by STR;

•	an “upper upscale” hotel refers to an upper upscale hotel as defined by STR; and

•	an “upscale” hotel refers to an upscale hotel as defined by STR.

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SUMMARY

This summary highlights information contained in this information statement and provides an overview of our company, our separation from Hilton and the distribution of Park Parent common stock by Hilton Parent to its stockholders. For a more complete understanding of our business and the spin-off, you should read this entire information statement carefully, particularly the discussion set forth under “Risk Factors” and our audited historical combined financial statements, our unaudited pro forma combined consolidated financial statements and the respective notes to those statements included in this information statement.

Park Hotels & Resorts

We are a leading lodging real estate company with a diverse portfolio of iconic and market-leading hotels and resorts with significant underlying real estate value. Our portfolio consists of 67 premium-branded hotels and resorts with over 35,000 rooms located in prime U.S. and international markets with high barriers to entry. Over 85% of our rooms are luxury and upper upscale and nearly 90% are located in the United States, including 14 of the top 25 markets as defined by Smith Travel Research (STR). Over 70% of our rooms are located in the central business districts of major cities and resort/conference destinations. We have a long-standing and mutually beneficial relationship with Hilton, one of the world’s leading hotel branding and management companies. We are focused on driving premium long-term total returns by continuing to enhance the value of our existing properties and utilizing our scale to efficiently allocate capital to drive growth while maintaining a strong and flexible balance sheet. With $2.7 billion of revenue, $817 million of Adjusted EBITDA and $299 million of net income in 2015, we will be one of the largest lodging REITs and expect to have significant liquidity.

Our portfolio is anchored by a collection of iconic properties located in gateway cities and premium resort destinations. Our top 10 properties contributed more than 60% of our Hotel Adjusted EBITDA in 2015 and achieved an average RevPAR of $201.78.

Top 10 Properties
• Hilton Hawaiian Village • Hilton Waikoloa Village • Hilton San Francisco Union Square • Parc 55 Hotel San Francisco • Hilton New York Midtown	• Hilton New Orleans Riverside • Hilton Chicago • Waldorf Astoria Bonnet Creek Orlando • Hilton Orlando Bonnet Creek • Waldorf Astoria Casa Marina Resort Key West

We believe these premier properties, which average more than 1,400 rooms and 120,000 square feet of meeting space, are relatively insulated from incremental competition as a result of high replacement costs, long-lead times for new development and irreplaceable locations in prime city center and resort/convention destinations.

Our portfolio is competitively positioned and well-maintained. Over the past five years, we have invested more than $1.2 billion, or nearly $40 thousand per room and 10% of revenues, in our consolidated properties with a focus on enhancing the overall guest experience with updated guestroom design, open and activated lobby areas, food and beverage and public spaces, and modernized meeting space. Approximately 80% of this investment was made in guest rooms, lobbies and other guest-facing areas. We also have enhanced the offerings and amenities of our hotels and resorts by repositioning food and beverage outlets, optimizing retail platforms, and redeveloping under-utilized space, thus generating incremental returns. We believe our portfolio continues to present significant opportunities for strategic value-enhancing investment over time.

As an independent company, our dedicated management team will focus on diligent asset management and strategic capital allocation to maximize performance, growth and value creation over time. As a pure-play real estate company with direct access to capital and independent financial resources, we believe our enhanced ability to implement compelling return on investment (“ROI”) initiatives within our portfolio represents a significant embedded growth opportunity. Finally, given our scale and investment expertise, we believe we will be able to successfully execute single-asset and portfolio acquisitions and dispositions to further enhance the value and diversification of our assets throughout the lodging cycle, including potentially taking advantage of the economies of scale that could come from consolidation in the lodging REIT industry.

We enjoy a mutually beneficial relationship with Hilton. Hilton’s diverse collection of powerful brands creates a network effect that drives industry-leading revenue premiums. Hilton’s award-winning HHonors customer loyalty program, with over 55 million members as of June 30, 2016, provides our hotels and resorts with a large and growing base of loyal guests, representing nearly half of our rooms sold in 2015. Hilton has the expertise and track record to effectively manage our large-scale properties, and its robust sales and marketing platform drives strong group business, which enhances the stability and predictability of our revenues throughout the lodging cycle. As Hilton’s largest property owner, with six of the 10 largest properties in their global system by room count, we accounted for more than 13% of Hilton’s total group revenue and approximately 41% of Hilton-operated domestic group revenue in 2015.

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes beginning immediately after the distribution. See “Material U.S. Federal Income Tax Considerations.” We believe our election of REIT status combined with the strong income generation of our assets will enhance our ability to pay an attractive dividend, offering a compelling value proposition for investors seeking current income as well as long-term growth.

Our Competitive Strengths

We believe the following strengths distinguish us from other lodging real estate companies and effectively position us to execute on our business plan and growth strategies:

•	Premium Assets with Significant Underlying Real Estate Value. Our portfolio includes iconic and market-leading properties with significant scale and embedded asset value. Our top 10 properties contributed more than 60% of our Hotel Adjusted EBITDA and generated an average RevPAR of $201.78 for the year ended December 31, 2015.

Top 10 Properties

Hotel	Rooms	Meeting Space (sq. ft.)	Description

Hilton Hawaiian Village Honolulu, Hawaii	2,860	96,000	• ~22-acre oceanfront resort along Waikiki Beach, with nearly 145,000 sq. ft. of retail space
Hilton Waikoloa Village Waikoloa Village, Hawaii	1,241(1)	57,000	• 62-acre oceanfront resort on Hawaii Island
Hilton San Francisco Union Square Parc 55 Hotel San Francisco San Francisco, California	1,919 1,024	136,000 32,000	• Two adjacent convention hotels together comprising 2,943 rooms with 168,000 square feet of meeting space spanning two city blocks in downtown San Francisco
Hilton New York Midtown New York, New York	1,931(2)	150,000	• One of the largest hotels in New York City in the heart of midtown Manhattan

Hilton New Orleans Riverside New Orleans, Louisiana	1,622	143,000	• Overlooks the Mississippi River, adjacent to one of the largest U.S. convention centers
Hilton Chicago Chicago, Illinois	1,544	190,000	• Convention hotel that covers a full city block in downtown Chicago
Waldorf Astoria Orlando Hilton Orlando Bonnet Creek Orlando, Florida	498 1,001	34,000 113,000	• Together comprising a 482-acre resort complex near Walt Disney World® with an 18-hole golf course and surrounded by private nature preserve
Waldorf Astoria Casa Marina Resort Key West Key West, Florida	311	11,000	• Landmark luxury beach resort in Key West overlooking nearly a quarter mile of private beachfront

(1)	Includes approximately 600 rooms that will become part of Hilton Grand Vacations prior to the completion of the spin-offs.
(2)	Includes approximately 25 rooms that will become part of Hilton Grand Vacations prior to the completion of the spin-offs.

We believe these premier properties, which average 1,400 rooms and 120,000 square feet of meeting space, are relatively insulated from incremental competition as a result of high replacement costs, long-lead times for new development and irreplaceable locations in prime city center and resort/convention destinations.

•

Scaled Platform with Strong Growth Potential. With over 35,000 rooms and $817 million of Adjusted EBITDA in 2015, we will be the second-largest publicly traded lodging REIT, more than 55% larger than our next-largest competitor based on number of rooms, and more than twice as large as our next largest competitor based on 2015 Adjusted EBITDA. Our significant scale and expected liquidity will allow us to create value throughout all phases of the lodging cycle through disciplined capital allocation and portfolio management. We believe we will have a competitive advantage in competing for large-scale opportunities to invest in properties and portfolios, both as a result of superior access to capital and our expertise as an owner of complex lodging properties. Additionally, our diverse portfolio enables us to opportunistically sell assets and recycle capital accretively. Finally, we believe we can expand our operating margins through proactive asset management and by leveraging our modest corporate overhead across a large and growing asset base.

•	Diversified Exposure to Attractive Markets. We will be one of the most geographically diversified lodging REITs, with hotels and resorts in 14 of the top 25 markets in the United States, as well as select international markets. We are focused on enhancing our exposure to attractive, high barrier-to-entry markets. The following charts illustrate our concentration by market and property type by portfolio room-count:

Percentage of Total Rooms by Market	Percentage of Total Rooms by Property Type

(1)	New York market information includes the 304 room Hilton Short Hills in New Jersey.

In our top five markets, which represented 52% of our 2015 Hotel Adjusted EBITDA, average demand growth is projected to exceed supply growth over the next several years, based on CBRE forecasts. Additionally, average RevPAR for our top five markets is expected to grow at a compound annual growth rate of 5.3% over the next three years, outpacing the U.S. industry average by roughly 70 basis points.

•	Leading Group Platform. With 26 properties with over 25,000 square feet of meeting space and six properties with over 125,000 square feet of meeting space in top convention markets, our portfolio generates robust corporate meeting and group business, which represented approximately one-third of bookings at our comparable hotels in 2015. We believe the strong group positioning of our portfolio increases our visibility into forward bookings and reduces operating volatility by enhancing the stability and predictability of our revenue throughout the lodging cycle. For example, our portfolio revenue declined on a percentage basis approximately 400 basis points less than peers in 2009. Additionally, we entered 2016 with over 75% of anticipated annual group business on the books, which equated to 20% of total expected portfolio bookings for the year, lowering our dependency on in-the-year for-the-year business and enabling more effective revenue management. Moreover, we expect new supply of hotels with over 500 rooms and significant meeting space to continue to be very limited in the near to intermediate term based on STR forecasts, creating a favorable macro environment for our large convention hotels to continue to capture strong market share in group business.

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Beneficial Relationship with Hilton. We enjoy a strong and mutually beneficial relationship with Hilton. Hilton’s diverse collection of powerful brands creates a network effect that drives industry-leading revenue premiums. Hilton’s award-winning HHonors customer loyalty program, with over 55 million members as of June 30, 2016, provides our hotels and resorts with a large and growing base of loyal guests, representing nearly half of our rooms sold in 2015. As an independent company, we will be Hilton’s largest property owner and our portfolio will include six of the 10 largest properties in Hilton’s global system by room count. We believe this relationship will continue to drive significant benefits and mutual alignment of strategic interests. Hilton has the experience and expertise to manage the complexities of large-scale, multi-use hotels and resorts, and its robust commercial services platform drives significant levels of demand and premium pricing that enhances the performance of our properties. For example, Hilton’s global sales team, with approximately 500 sales professionals in 90 offices around the world, drives significant group business to our large convention and resort properties through preferred relationships with direct customers, group meeting planners and other distribution partners. We accounted for more than 13% of total group business for the Hilton system and 41% for Hilton-operated domestic properties in 2015.

•	Experienced Senior Leadership. Our senior management team will be led by Thomas J. Baltimore, Jr., who will serve as our President and Chief Executive Officer, and Sean M. Dell’Orto, who will serve as our Executive Vice President, Chief Financial Officer and Treasurer. Our senior management team are proven lodging industry operators, with an average of over 20 years of experience in the real estate and lodging industries. Our senior management team has extensive and long-standing business relationships with leading hotel management companies, major franchisors, lenders, brokers and institutional investors, established through many years of industry experience, as well as significant expertise in asset management, acquisitions, dispositions, financing and renovations and repositioning of hotel properties over multiple lodging cycles. They lead a highly skilled team of asset management professionals that have a long history with our portfolio and have managed hotel portfolios through a number of lodging cycles, and that possess an intimate knowledge of our properties, markets and potential investment opportunities. We believe that the extensive operating expertise of our team enables us to achieve superior operational efficiency and pursue innovative asset management strategies.

Our Business and Growth Strategies

Our objective is to be the preeminent lodging REIT and to generate premium long-term total returns for our stockholders through proactive and sophisticated asset management, value-enhancing investment and disciplined capital allocation. We intend to pursue this objective through the following strategies:

•	Maximizing Hotel Profitability through Proactive and Sophisticated Asset Management. We are focused on continually improving the operating performance and profitability of each of our hotels and resorts through our proactive asset management efforts. We will continue to identify opportunities to increase market share, drive cost efficiencies and thereby maximize the operating performance, cash flow and value of each property. We have a demonstrated record of improving profitability, increasing Hotel Adjusted EBITDA margins more than 600 basis points in the last five years to 30.5% in 2015, and believe that further opportunities exist to improve operating results in our portfolio. Following the spin-off, we will be even better positioned to provide independent oversight of our properties to ensure optimal results are achieved.

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Identifying and Executing Value Enhancement Opportunities. We have a demonstrated record of executing on strategic plans for our properties to generate strong unlevered returns on investment, which we target to significantly exceed our weighted average cost of capital on a risk-adjusted basis. As a pure-play lodging real estate company with significant financial resources and an extensive portfolio of large, multi-use assets, including 27 hotels with 400 rooms or more, we believe our ability to continue to implement compelling ROI initiatives represents a significant embedded growth opportunity. These may include the expansion of meeting platforms in convention and resort markets; the upgrade or redevelopment of existing amenities, including retail platforms, food and beverage outlets, pools and other facilities; the development of vacant land into income-generating uses, including retail or mixed-use properties; or the redevelopment or optimization of underutilized spaces. We also may create value through repositioning select hotels across brands or chain scale segments and exploring adaptive reuse opportunities to ensure our assets achieve their highest and best use. Finally, we are focused on maintaining the competitive strength of our properties and adapting to evolving customer preferences by renovating properties to provide updated guestroom design, open and activated lobby areas, food and beverage and public spaces, and modernized meeting space.

•	Pursuing Growth and Diversification through Disciplined Capital Allocation. We intend to leverage our scale, expected liquidity and mergers and acquisitions expertise to create value throughout all phases of the lodging cycle through opportunistic acquisitions, dispositions and/or corporate transactions. We believe this platform also will enable us to further diversify our portfolio. For example, our portfolio includes six properties located in high-growth markets we acquired in February 2015 with the proceeds from the sale of the Waldorf Astoria New York as part of a tax deferred exchange of real property that was significantly accretive to Adjusted EBITDA. We will continue to opportunistically seek to expand our presence in target markets and further diversify over time, including by acquiring hotels that are affiliated with other leading hotel brands and operators.

•	Maintaining a Strong and Flexible Balance Sheet. We intend to maintain a strong and flexible balance sheet with continued focus on optimizing our cost of capital by targeting modest leverage levels, which we will target to be approximately three- to five-times Net Debt/Adjusted EBITDA throughout the lodging cycle. We also will focus on maintaining sufficient liquidity with minimal short-dated maturities, and intend to have a mix of debt that will provide us with the flexibility to prepay when desired, dispose of assets, pursue our value enhancement strategies within our existing portfolio, and support acquisition activity. Additionally, we expect to reduce our level of secured debt over time, which will provide additional balance sheet flexibility. Our senior management team has extensive experience managing capital structures over multiple lodging cycles and has extensive and long-standing relationships with numerous lending institutions and financial advisors to address our capital needs.

Market Opportunity

The U.S. lodging industry is highly fragmented. The publicly traded lodging REIT universe, composed of 22 companies as of December 31, 2015, collectively comprises over 340,000 rooms and over 1,650 hotels, which in total generated approximately $21 billion in total revenues during the 2015 fiscal year. With 36,062 rooms and 69 hotels as of December 31, 2015 and $2.7 billion in total revenues for the 2015 fiscal year, we will be the second-largest publicly traded lodging REIT, more than 55% larger than our next largest competitor based on number of rooms and nearly twice as large as our next largest competitor based on 2015 revenues. Given our scale advantage, we will look to be an active consolidator of hotel assets to utilize efficiencies achieved through owning a broad portfolio of assets.

HNA Group Strategic Investment

On October 24, 2016, Hilton Parent, The Blackstone Group L.P. and its affiliates (“Blackstone”) and HNA Tourism Group Co., Ltd. (“HNA”) announced that affiliates of Blackstone agreed to sell to HNA 247,500,000 shares of common stock of Hilton Parent, representing approximately 25% of the outstanding shares of common stock of Hilton Parent, pursuant to a stock purchase agreement between HNA and Blackstone (the “Sale”). The Sale is expected to close, subject to customary closing conditions (including receipt of regulatory approvals in the United States, China and certain other countries), in the first quarter of 2017. If the Sale closes after the spin-off record date, the Sale also will include the shares of common stock of HGV Parent and Park Parent received by Blackstone with respect to the shares of common stock of Hilton Parent being sold to HNA.

In connection with the Sale, Park Parent entered into a stockholders agreement and a registration rights agreement with HNA, which will become effective upon the later to occur of (i) the closing of the Sale and (ii) the consummation of the spin-off. Park Parent also entered into a registration rights agreement with Blackstone (which will become effective upon the consummation of the spin-off) and Park Parent further intends to enter into a stockholders agreement with Blackstone at the consummation of the spin-off which will be substantially the same as Blackstone’s stockholders agreement with Hilton Parent.

Summary Risk Factors

There are a number of risks related to our business and the spin-off and related transactions, including:

•	we are subject to the business, financial and operating risks inherent to the lodging industry, any of which could reduce our revenues, the value of our properties and our ability to make distributions and limit opportunities for growth;

•	macroeconomic and other factors beyond our control can adversely affect and reduce lodging demand, which could adversely affect our profitability as well as limit or slow our future growth;

•	the lodging industry is subject to seasonal and cyclical volatility, which is expected to contribute to fluctuations in our results of operations and financial condition;

•	we operate in a highly competitive industry;

•	we are subject to risks associated with the concentration of our portfolio in the Hilton family of brands. Any deterioration in the quality or reputation of the Hilton brands could have an adverse effect on our reputation, business, financial condition or results of operations;

•	there are inherent risks with investments in real estate, including the relative illiquidity of such investments;

•	contractual and other disagreements with or involving Hilton or other future third-party hotel managers and franchisors could make us liable to them or result in litigation costs or other expenses;

•	we have investments in joint venture projects, which limit our ability to manage third-party risks associated with these projects;

•	our indebtedness and other contractual obligations could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to pay our debts and could divert our cash flow from operations for debt payments;

•	we may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off;

•	we do not have a recent operating history as an independent company and our historical financial information does not predict our future results;

•	we may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the spin-off;

•	we may be responsible for U.S. federal income tax liabilities that relate to the distribution;

•	if we do not qualify or maintain our qualification as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability;

•	if the distribution is not considered grandfathered under new REIT legislation, either the spin-off would not qualify for tax-free treatment, or we will not be eligible to elect REIT status for a 10-year period following the spin-off;

•	complying with REIT requirements may cause us to forego otherwise attractive investments, force us to liquidate or restructure otherwise attractive investments or force us to borrow to make distributions to stockholders; and

•	upon consummation of the spin-off, approximately % of the voting power in Park Parent will be controlled by Blackstone, and upon consummation of the Sale, 25% of the voting power in Park Parent will be controlled by HNA, and their respective interests may conflict with ours or yours in the future.

These and other risks related to our business and the spin-off are discussed in greater detail under the heading “Risk Factors” in this information statement. You should read and consider all of these risks carefully.

Distribution Policy

The Internal Revenue Code of 1986, as amended (the “Code”), generally requires that a REIT distribute annually at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, and imposes tax on any taxable income retained by a REIT, including capital gains. To satisfy the requirements for qualification as a REIT and generally not be subject to U.S. federal income and excise taxes, we intend to make quarterly distributions of all or substantially all of our REIT taxable income to holders of our common stock out of assets legally available for such purposes. Our future distributions will be at the sole discretion of our board of directors.

To the extent we are prevented by provisions of our financing arrangements or otherwise from distributing 100% of our REIT taxable income or otherwise do not distribute 100% of our REIT taxable income, we will be subject to income tax, and potentially excise tax, on the retained amounts. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, raise additional equity capital, sell assets or reduce such distributions. See “Distribution Policy.”

REIT Qualification

We intend to make a tax election to be treated as a REIT for U.S. federal income tax purposes beginning immediately after the distribution, and expect to continue to operate so as to qualify as a REIT. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on net taxable income that we distribute annually to our stockholders. To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the real estate qualification of sources of our income, the composition and values of our assets, the amounts we distribute to our stockholders and the ownership of our stock, including certain ownership limitations and restrictions on our stock. Qualification as a REIT involves the interpretation and application of highly technical and complex Code provisions for which no or only a limited number of judicial or administrative interpretations exist. To comply with REIT requirements, we may need to forego otherwise attractive opportunities and limit our expansion opportunities and the manner in which we conduct our operations. See “Risk Factors—Risks Related to our REIT Status and Certain Other Tax Items.”

Restrictions on Ownership of our Stock

Subject to certain exceptions, our amended and restated certificate of incorporation will provide that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 4.9% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 4.9% (in value or by number of shares, whichever is more restrictive) of any outstanding class or series of our preferred stock, which we refer to as the “ownership limit,” and will impose certain other restrictions on ownership and transfer of our stock. We expect that, upon consummation of the spin-off, our board of directors will grant an exemption from the ownership limit to Blackstone, HNA and their respective affiliates.

Our amended and restated certificate of incorporation also will prohibit any person from, among other things:

•	owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT (including, but not limited to, as a result of any “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees failing to qualify as such);

•	transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons; and

•	beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

Any attempted transfer of our stock which, if effective, would result in violation of the above limitations or the ownership limit (except for a transfer which results in shares being owned by fewer than 100 persons, in which case such transfer will be void and of no force and effect and the intended transferee shall acquire no rights in such shares) will cause the number of shares causing the violation, rounded up to the nearest whole share, to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries designated by us, and the intended transferee will not acquire any rights in the shares.

These restrictions are intended to assist with our REIT compliance under the Code and otherwise to promote our orderly governance, among other purposes. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Park Hotels & Resorts Inc. was incorporated in the State of Delaware on May 29, 1946 under the name Hilton Hotels Corporation, was later renamed Hilton Worldwide, Inc. on December 10, 2009 and renamed Park Hotels & Resorts Inc. on June 1, 2016. Our headquarters are located in McLean, Virginia, at 7930 Jones Branch Drive, Suite 1100. Our telephone number is (703) 883-1000.

The Spin-Off

Overview

On February 26, 2016, Hilton Parent announced its intention to implement the spin-off of Park Hotels & Resorts and Hilton Grand Vacations from Hilton, following which Park Parent and HGV Parent will be independent, publicly traded companies.

Before our spin-off from Hilton, we will enter into a Distribution Agreement and several other agreements with Hilton Parent and HGV Parent related to the spin-off. These agreements will govern the relationship among us, Hilton and Hilton Grand Vacations after completion of the spin-off and provide for the allocation among us, Hilton and Hilton Grand Vacations of various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). These agreements also will include arrangements with respect to transitional services to be provided by Hilton to Park Hotels & Resorts and Hilton Grand Vacations. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent Related to the Spin-Off.”

The distribution of Park Parent common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, Hilton has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Hilton Parent determines, in its sole discretion, that the spin-off is not then in the best interests of Hilton or its stockholders or other constituents, that a sale or other alternative is in the best interests of Hilton or its stockholders or other constituents, or that market conditions or other circumstances are such that it is not advisable at that time to separate Park Hotels & Resorts from Hilton. See “The Spin-Off—Conditions to the Spin-Off.”

Organizational Structure

The simplified diagrams below (which omit certain wholly owned intermediate holding companies) depict the organizational structure of Hilton, Park Hotels & Resorts and Hilton Grand Vacations before and after giving effect to the spin-offs.

Current Hilton Organizational Structure

Organizational Structure Following the Spin-Offs

Financing Transactions

Subject to market conditions, Park Hotels & Resorts expects to complete one or more financing transactions on or prior to the completion of the spin-off, including the repayment of certain of its existing indebtedness (the “Financing Transactions”), which we expect will result in an estimated net reduction of its outstanding indebtedness at June 30, 2016 of approximately $1 billion. See “The Spin-Off—Financing Transactions” and “Description of Certain Indebtedness.”

Purging Distribution

Hilton Parent will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the spin-off between Hilton Parent, HGV Parent and Park Parent in a manner that, in its best judgment, is in accordance with the provisions of the Code. As a result of our intended election to be treated as a REIT for U.S. federal income tax purposes, and to comply with certain REIT qualification requirements, we intend to declare a dividend to our stockholders to distribute our accumulated earnings and profits attributable to our non-REIT years (the “Purging Distribution”), including any earnings and profits allocated to us in connection with the spin-off and the earnings and profits generated by us in our taxable year ending on the date of the spin-off. The Purging Distribution will be paid to our stockholders in a combination of cash and Park Parent common stock, with the cash portion constituting at least 20% of the total amount of the Purging Distribution. We expect to pay the majority of the Purging Distribution in Park Parent common stock. We expect to declare the Purging Distribution in                      and to make the Purging Distribution no later than                     . We currently expect the amount of the Purging Distribution will be between approximately $         million and $         million. See “The Spin-Off—The Purging Distribution.”

Questions and Answers About the Spin-Off

The following provides only a summary of the terms of the spin-off. For a more detailed description of the matters described below, see “The Spin-Off.”

Q:	What is the spin-off?

A:	The spin-off is the series of transactions by which Park Hotels & Resorts will separate from Hilton. To complete the spin-off, Hilton Parent will distribute to its stockholders all of the outstanding shares of Park Parent common stock. We refer to this as the distribution. Following the spin-off, Park Hotels & Resorts will be a separate company from Hilton, and Hilton will not retain any ownership interest in Park Hotels & Resorts

Q:	What will I receive in the spin-off?

A:	As a holder of Hilton Parent common stock, you will retain your Hilton Parent shares and will receive one share of Park Parent common stock for every shares of Hilton Parent common stock you own as of the record date. You also will receive one share of common stock of HGV Parent for every shares of Hilton Parent common stock you own as of the record date in connection with the spin-off of that company. The number of shares of Hilton Parent common stock you own and your proportionate interest in Hilton Parent will not change as a result of the spin-off. See “The Spin-Off.”

Q:	What is Park Parent?

A:	Park Parent is a leading lodging real estate company with a diverse portfolio of iconic and market-leading hotels and resorts with significant underlying real estate value. Park Parent is currently a subsidiary of Hilton Parent whose shares will be distributed to Hilton Parent stockholders when the spin-off is completed. After the spin-off is completed, Park Parent will be an independent, self-administered, publicly traded lodging REIT.

Q:	Why is Park Parent referred to as a REIT, and what is a REIT?

A:	Following the spin-off, we intend to elect to qualify as a real estate investment trust, or REIT, for U.S. federal income tax purposes beginning immediately after the distribution.

A REIT is a company that derives most of its income from real property or real estate mortgages and has elected to be subject to tax as a REIT. If a corporation elects to be subject to tax as a REIT and qualifies as a REIT, it generally will not be subject to U.S. federal corporate income taxes on income that it currently distributes to its stockholders. A company’s qualification as a REIT depends on its ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of its gross income, the composition and values of its assets, its distribution levels to its stockholders and the diversity of ownership of its capital stock.

Q:	Why is the separation of Park Parent structured as a spin-off?

A:

Hilton Parent intends to implement the spin-off of (i) a portfolio of 67 owned and leased hotel and resort properties, with over 35,000 rooms, comprising a substantial portion of Hilton’s ownership business, and certain related assets and operations consisting of the hotel laundry operations described under “Business and Properties—Portfolio Summary—Hotel Laundry Operations,” which we refer to collectively as the “Separated Real Estate business” and (ii) its timeshare business, which we refer to as Hilton’s “Timeshare business.” Hilton determined, and continues to believe, that a spin-off is the most efficient way to accomplish a separation of the Separated Real Estate business from Hilton for various reasons, including: (i) a spin-off would be a tax-free distribution of Park Parent common stock to Hilton Parent stockholders;

(ii) a spin-off offers a higher degree of certainty of completion in a timely manner, lessening disruption to current business operations; and (iii) a spin-off provides greater assurance that decisions regarding the capital structure of Park Hotels & Resorts support future financial stability. After consideration of strategic alternatives, Hilton believes that a tax-free spin-off will enhance the long-term value of both Hilton and Park Hotels & Resorts See “The Spin-Off—Reasons for the Spin-Off.”

Q:	Why aren’t all of Hilton’s real estate assets included in Park Hotels & Resorts?

A:	As a general matter, Hilton sought to include substantially all of its owned and leased properties in Park Hotels & Resorts. After undertaking an extensive review of its real estate portfolio, in conjunction with its advisors, Hilton identified certain properties that will not be separated as part of the spin-off. More specifically, following the spin-off, Hilton or joint ventures in which Hilton holds an interest, will continue to own or lease an aggregate of 75 hotels, of which 65 are leased hotels located outside the United States. In 2015, such hotels represented approximately $1.6 billion of revenue. In general, these properties were retained by Hilton for one or more of the following reasons:

•	in the case of international leased hotels, the interest and tenure of Hilton under such leases is more akin to that of a hotel management company under a management agreement than a real estate interest;

•	there are legal or contractual impediments to their inclusion in Park Hotels & Resorts; or

•	there are potentially adverse tax consequences to their inclusion in Park Hotels & Resorts.

Q:	How much of our portfolio is owned versus leased?

A:	Nearly 80% of our portfolio by room count is wholly or primarily owned in fee simple, with the remaining hotels subject to ground lease. Nine of our hotels, comprising 5,082 rooms are owned or leased by unconsolidated joint ventures in which we own an interest. See “Business and Properties—Type of Property Interest,” “—Our Hotels” and “—Ground Leases” for additional information.

Q:	Can Hilton decide to cancel the distribution of the Park Parent common stock even if all the conditions have been met?

A:	Yes. The distribution of Park Parent common stock is subject to the satisfaction or waiver of certain conditions. See “The Spin-Off—Conditions to the Spin-Off.” Hilton has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Hilton Parent determines, in its sole discretion, that the spinoff is not then in the best interests of Hilton or its stockholders or other constituents, that a sale or other alternative is in the best interests of Hilton or its stockholders or other constituents, or that market conditions or other circumstances are such that it is not advisable at that time to separate Park Hotels & Resorts from Hilton.

Q:	What is being distributed in the spin-off?

A:	Approximately million shares of Park Parent common stock will be distributed in the spin-off, based on the number of shares of Hilton Parent common stock expected to be outstanding as of , 2016, the record date, and assuming a distribution ratio of one-to- . The actual number of shares of Park Parent common stock to be distributed will be calculated on the record date. The shares of Park Parent common stock to be distributed by Hilton Parent will constitute all of the issued and outstanding shares of Park Parent common stock immediately prior to the distribution. See “Description of Capital Stock—Common Stock.”

Q:	When is the record date for the distribution?

A:	The record date is , 2016.

Q:	When will the distribution occur?

A:	The distribution date of the spin-off is , . We expect that it will take the distribution agent, acting on behalf of Hilton Parent, up to two weeks after the distribution date to fully distribute the shares of Park Parent common stock to Hilton Parent stockholders.

Q:	What do I have to do to participate in the spin-off?

A:	Nothing. You are not required to take any action, although we urge you to read this entire document carefully. No stockholder approval of the distribution is required or sought. You are not being asked for a proxy. No action is required on your part to receive your shares of Park Parent common stock. You will neither be required to pay anything for the new shares nor be required to surrender any shares of Hilton Parent common stock to participate in the spin-off.

Q:	How will stock options, time-vesting restricted stock units, and performance-vesting restricted stock units and restricted shares held by Park Hotels & Resorts employees be affected as a result of the spin-off?

A:	At the time of the distribution, subject to approval of the board of directors of Hilton Parent, in general, it is expected that all outstanding Hilton Parent equity-based compensation awards, whether vested or unvested, and which are held by any individual who is employed by us as of the separation, other than those of our employees who serve as General Managers at our properties outside of the United States, will convert into awards that will settle in shares of Park Hotels & Resorts common stock following the spin-off, and performance-vesting awards will generally be converted into time-vesting awards based upon a performance level to be determined by the Hilton Parent Compensation Committee prior to the separation. For more information on the treatment of equity-based compensation awards in the spin-off, see “The Spin-Off—Treatment of Outstanding Equity Awards.”

Q:	How will fractional shares be treated in the spin-off?

A:	Fractional shares of Park Parent common stock will not be distributed. Fractional shares of Park Parent common stock to which Hilton Parent stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent at prevailing market prices. The distribution agent, in its sole discretion, will determine when, how and through which broker-dealers, provided that such broker-dealers are not affiliates of Hilton Parent or Park Parent, and at what prices to sell these shares. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of Park Parent common stock. See “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation. Receipt by a stockholder of proceeds from these sales in lieu of a fractional share generally will result in a taxable gain or loss to those stockholders for U.S. federal income tax purposes. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such stockholder’s particular circumstances. We describe the material U.S. federal income tax consequences of the distribution in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Why has Hilton determined to undertake the spin-off?

A:	Hilton Parent’s board of directors has determined that the spin-off is in the best interests of Hilton Parent, its stockholders and other constituents because the spin-off will provide the following key benefits:

•

Direct and Differentiated Access to Capital Resources to Pursue Tailored Growth Strategies. Following the spin-off, Park Parent will be free to allocate capital with a focus on optimizing the value of our portfolio without having to balance the countervailing economic imperatives of a capital-light management and franchising business. As a pure-play real estate company with direct access to capital and independent financial resources, we believe our enhanced ability to execute compelling return on investment initiatives within our portfolio represents a significant embedded growth opportunity. Moreover, the anticipated liquidity of our stock should enhance our ability to pursue single-asset and portfolio acquisition opportunities. Similarly, as a pure-play hotel management and franchising company, Hilton Parent expects to benefit from alignment with a dedicated investor base, resulting in enhanced and more efficient access to capital to pursue a growth strategy best suited for its core, capital-light fee business.

•	Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities. Hilton’s management and franchising and real estate businesses exhibit different financial and operating characteristics and appeal to different types of investors with different investment goals and risk profiles. Finding investors who want to invest in the businesses together is more challenging than finding investors for each business individually. After the spin-off, investors should be better able to evaluate the financial performance of each company, as well as its strategy within the context of its particular market, thereby enhancing the likelihood that each company will achieve an appropriate market valuation.

•	Dedicated Management Team with Enhanced Strategic Focus. Following the spin-off, Hilton’s management and franchising and real estate businesses will no longer compete for the attention and resources of a single management team and will benefit from dedicated management teams focused on designing and implementing tailored strategies to achieve the distinct goals and opportunities of each business. Moreover, free from constraints that arise from being part of a larger hotel management business, Park Parent’s dedicated management team will be able to more effectively and independently oversee the management of our properties to ensure optimal results are achieved and will be able to pursue separate and optimal business strategies.

•	Improved Management Incentive Tools. We expect to use equity-based and other incentive awards to compensate current and future employees. In multi-business companies such as Hilton, it is difficult to structure incentives that reward employees in a manner directly related to the performance of their respective business units. By granting awards linked to the performance of a pure-play business, the compensation arrangements of each company should provide enhanced incentives for employee performance and improve the ability of each company to attract, retain and motivate qualified personnel.

•	Tax-Efficient Structure. The spin-off will allow Hilton Parent’s stockholders to hold their interest in the Park Hotels & Resorts portfolio, comprising most of Hilton Parent’s ownership segment, through an entity that will elect to be taxed as a REIT for U.S. federal income tax purposes. We believe this will result in Hilton Parent’s stockholders realizing significant tax savings on the earnings from the portfolio of Park Hotels & Resorts.

Q:	What are the U.S. federal income tax consequences of the spin-off?

A:	Hilton Parent has received a ruling (“IRS Ruling”) from the Internal Revenue Service (“IRS”) regarding certain U.S. federal income tax aspects of the spin-off. The spin-off is conditioned on the IRS Ruling remaining in effect as of the distribution date. In addition, the spin-off is conditioned on the receipt of an opinion of Simpson Thacher & Bartlett LLP, Hilton Parent’s tax counsel (“Spin-off Tax Counsel”), confirming tax-free treatment under Section 355 of the Code of the distributions. Although Hilton Parent has no current intention to do so, such conditions are solely for the benefit of Hilton Parent and its stockholders and may be waived by Hilton Parent in its sole discretion. The material U.S. federal income tax consequences of the distribution are described in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Q:	Will the Park Parent common stock be listed on a stock exchange?

A:

Yes. Although there is not currently a public market for Park Parent common stock, before completion of the spin-off, Park Parent will apply to list its common stock on the New York Stock Exchange under the symbol “PK .” It is anticipated that trading of Park Parent common stock will commence on a “when-issued” basis at least two trading days prior to the record date. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. “When-issued” trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any “when-issued” trading with respect to Park Parent common stock will end, and “regular-way” trading will begin. “Regular-way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full trading day following the date of the transaction. See “Trading Market.”

Q:	Will my shares of Hilton Parent common stock continue to trade?

A:	Yes. Hilton Parent common stock will continue to be listed and trade on the New York Stock Exchange under the symbol “HLT.”

Q:	If I sell, on or before the distribution date, shares of Hilton Parent common stock that I held on the record date, am I still entitled to receive shares of Park Parent common stock distributable with respect to the shares of Hilton Parent common stock I sold?

A:	Beginning on or shortly before the record date and continuing through the distribution date for the spin-off, Hilton Parent common stock will begin to trade in two markets on the New York Stock Exchange: a “regular-way” market and an “ex-distribution” market. If you hold shares of Hilton Parent common stock as of the record date for the distribution and choose to sell those shares in the “regular-way” market after the record date for the distribution and on or before the distribution date, you also will be selling the right to receive the shares of Park Parent common stock in connection with the spin-off. However, if you hold shares of Hilton Parent common stock as of the record date for the distribution and choose to sell those shares in the “ex-distribution” market after the record date for the distribution and on or before the distribution date, you will still receive the shares of Park Parent common stock in the spin-off.

Q:	Will the spin-off affect the trading price of my Hilton Parent stock?

A:	Yes. The trading price of shares of Hilton Parent common stock immediately following the distribution is expected to be lower than immediately prior to the distribution because its trading price will no longer reflect the value of the Separated Real Estate business and Timeshare business. However, we cannot predict the price at which the Hilton Parent shares will trade following the spin-off.

Q:	What financing transactions will be undertaken in connection with the spin-off?

A:	Subject to market conditions, Park Hotels & Resorts expects to complete one or more financing transactions on or prior to the completion of the spin-off, including the repayment of certain of its existing indebtedness which we expect will result in an estimated net reduction of its outstanding indebtedness at June 30, 2016 of approximately $1 billion. See “The Spin-Off—Financing Transactions” and “Description of Certain Indebtedness.”

Q:	Who will comprise the senior management team and board of directors of Park Parent after the spin-off?

A:

Our senior management team will be led by Thomas J. Baltimore, Jr., who will serve as our President and Chief Executive Officer, and Sean M. Dell’Orto, who will serve as our Executive Vice President, Chief Financial Officer and Treasurer. Mr. Baltimore has served most recently as President and Chief Executive Officer of RLJ Lodging Trust (NYSE: RLJ), a publicly traded lodging REIT that he co-founded. Mr. Baltimore has led RLJ since its IPO in 2011 and its predecessor entities since 2000. RLJ currently owns

125 hotels in major markets in North America, with more than 20,900 guest rooms and a portfolio value in excess of $4 billion. Mr. Dell’Orto has served most recently as Senior Vice President, Treasurer of Hilton Parent since September 2012, and he has been integral in Hilton’s corporate strategy, capital markets and investor relations activities, including the company’s IPO in 2013. Messrs. Baltimore and Dell’Orto lead a talented team of executive officers, with an average of over 20 years of experience in the real estate and lodging industries. We expect to identify additional members of the senior management team prior to the distribution date. See “Management” for information on our executive officers and board of directors.

Q:	What will the relationship be between Hilton and Park Hotels & Resorts after the spin-off?

A:	Following the spin-off, Park Parent will be an independent, self-administered, publicly traded lodging REIT, and Hilton Parent will have no continuing stock ownership interest in Park Parent. Park Parent will have entered into a Distribution Agreement with Hilton Parent and HGV Parent and will enter into several other agreements for the purpose of allocating among Hilton Parent, Park Parent and HGV Parent various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). These agreements also will govern our relationship with Hilton and Hilton Grand Vacations following the spin-off and will provide arrangements for employee matters, tax matters, intellectual property matters, insurance matters and other specified liabilities, rights and obligations attributable to periods before and, in some cases, after the spin-off. These agreements also will include arrangements with respect to transitional services to be provided by Hilton to Park Hotels & Resorts and Hilton Grand Vacations. The Distribution Agreement will provide, in general, that Park Hotels & Resorts will indemnify Hilton against any and all liabilities arising out of the business of Park Hotels & Resorts as constituted in connection with the spin-off and any other liabilities and obligations assumed by Park Hotels & Resorts, and that Hilton will indemnify Park Hotels & Resorts against any and all liabilities arising out of the businesses of Hilton as constituted in connection with the spin-off and any other liabilities and obligations assumed by Hilton.

To qualify as a REIT, we will not directly or indirectly operate any of our hotels, other than the Select Hotels. Upon consummation of the spin-off, we will lease each of our wholly owned hotels (other than the Select Hotels) to our TRS lessees, which, in turn, will engage Hilton to manage these hotels pursuant to management agreements. We will operate the Select Hotels pursuant to franchise agreements with Hilton.

The terms of the management and franchise agreements that we and Hilton will enter into in connection with the spin-off are described under “Business and Properties—Our Principal Agreements—Management Agreements” and “—Franchise Agreements.”

Q:	What will Park Parent’s distribution policy be after the spin-off?

A:	We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes beginning immediately after the distribution. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains.

All dividends will be made by us at the discretion of our board of directors and will depend on the financial position, results of operations, cash flows, capital requirements, debt covenants (which are expected to include limits on dividends), applicable law and other factors as our board of directors deems relevant. Our board of directors has not yet determined when any dividends will be declared or paid, although we currently expect that dividends will be paid on a quarterly basis. We cannot guarantee, and there can be no assurance, that we will declare or pay any dividends or distributions. See “Distribution Policy.”

Q:	What are the anti-takeover effects of the spin-off?

A:	Some provisions of the amended and restated certificate of incorporation and by-laws of Park Parent, Delaware law and possibly the agreements governing Park Parent’s new debt, as each will be in effect immediately following the spin-off, may have the effect of making more difficult an acquisition of control of Park Hotels & Resorts in a transaction not approved by our board of directors. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law.” In addition, under the Tax Matters Agreement, Park Parent will agree, subject to certain terms, conditions and exceptions, not to enter into any transaction for a period of two years following the distribution involving an acquisition (including issuance) of Park Parent common stock or certain other transactions that could cause the distribution to be taxable to Hilton Parent. The parties also will agree to indemnify each other for any tax resulting from any transaction to the extent a party’s actions caused such tax liability, whether or not the indemnified party consented to such transaction or the indemnifying party was otherwise permitted to enter into such transaction under the Tax Matters Agreement, and for all or a portion of any tax liabilities resulting from the distribution under certain other circumstances. Generally, Hilton Parent will recognize a taxable gain on the distribution if there are (or have been) one or more acquisitions (including issuances) of Park Parent capital stock representing 50% or more of Park Parent’s stock, measured by vote or value, and the acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any such acquisition of Park Parent common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. Moreover, under the Tax Matters Agreement, Park Parent will agree to restrict certain issuances and repurchases of its stock to manage the aggregate shift in ownership of Park Parent’s stock as a result of such acquisitions. As a result, these obligations may discourage, delay or prevent a change of control of Park Hotels & Resorts.

Q:	What are the risks associated with the spin-off?

A:	There are a number of risks associated with the spin-off and ownership of Park Parent common stock. These risks are discussed under “Risk Factors.”

Q:	Where can I get more information?

A.	If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

Wells Fargo Shareowner Services

P.O. Box 64874

St. Paul, MN 55164-0874

Toll Free: 800-468-9716

Before completion of the spin-off, if you have any questions relating to the spin-off, you should contact Hilton Parent at:

Hilton Worldwide Holdings Inc.

Investor Relations

Phone: 703-883-5476

Email: ir@hilton.com

www.hiltonworldwide.com

After completion of the spin-off, if you have any questions relating to Park Hotels & Resorts, you should contact Park Parent at:

Park Hotels & Resorts Inc.

Investor Relations

Phone: (703) 584-7974

Email: ir@pkhotelsandresorts.com

Summary of the Spin-Off

Distributing Company	Hilton Worldwide Holdings Inc., a Delaware corporation. After the distribution, Hilton will not own any shares of Park Parent common stock.

Distributed Company	Park Hotels & Resorts Inc., a Delaware corporation and a wholly owned subsidiary of Hilton.

After the spin-off, Park Parent will be an independent, self-administered, publicly traded company, and intends to elect to qualify as a REIT for U.S. federal income tax purposes. Prior to the completion of the spin-off, Park Parent will be renamed.

Distributed Securities	All of the outstanding shares of Park Parent common stock owned by Hilton Parent, which will be 100% of the Park Parent common stock issued and outstanding immediately prior to the distribution.

Record Date	The record date for the distribution is , 2016.

Distribution Date	The distribution date is , .

Internal Reorganization	As part of the spin-off, Hilton will undergo an internal reorganization, which we refer to as the “internal reorganization,” pursuant to which, among other things and subject to limited exceptions:

•	all of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the Separated Real Estate business will be retained by or transferred to us or our subsidiaries;

•	all of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the Timeshare business will be retained by or transferred to HGV Parent or its subsidiaries; and

•	all other assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) of Hilton will be retained by or transferred to Hilton Parent or its subsidiaries (other than us, HGV Parent and our respective subsidiaries).

After completion of the spin-off:

•	we will be an independent, self-administered, publicly traded company (NYSE: PK), and will hold a portfolio of Hilton’s real estate assets and certain other assets and operations as described herein;

•	HGV Parent will be an independent, publicly traded company (NYSE : HGV), and will own and operate Hilton’s timeshare business; and

•	Hilton will continue to be an independent, publicly traded company (NYSE: HLT) and continue to own and operate its management and franchising business and will continue to hold certain real estate assets not transferred to Park Hotels & Resorts as part of the spin-off.

See “The Spin-Off—Manner of Effecting the Spin-Off—Internal Reorganization.”

Distribution Ratio	Each holder of Hilton Parent common stock will receive one share of Park Parent common stock for every shares of Hilton Parent common stock held at 5:00 p.m., Eastern time, on , 2016.

Immediately following the spin-off, Park Parent expects to have approximately record holders of shares of common stock and approximately million shares of common stock outstanding, based on the number of stockholders and outstanding shares of Hilton Parent common stock on , 2016 and the distribution ratio. The figures exclude shares of Hilton Parent common stock held directly or indirectly by Hilton Parent, if any. The actual number of shares to be distributed will be determined on the record date and will reflect any repurchases of shares of Hilton Parent common stock and issuances of shares of Hilton Parent common stock in respect of awards under Hilton Parent equity-based incentive plans between the date the Hilton Parent board of directors declares the dividend for the distribution and the record date for the distribution.

The Distribution	On the distribution date, Hilton Parent will release the shares of Park Parent common stock to the distribution agent to distribute to Hilton Parent stockholders. The distribution of shares will be made in book-entry form only, which means that no physical share certificates will be issued. It is expected that it will take the distribution agent up to two weeks to issue shares of Park Parent common stock to you or to your bank or brokerage firm electronically on your behalf by way of direct registration in book-entry form. Trading of our shares will not be affected during that time. You will not be required to make any payment, surrender or exchange your shares of Hilton Parent common stock or take any other action to receive your shares of Park Parent common stock.

Fractional Shares

The distribution agent will not distribute any fractional shares of Park Parent common stock to Hilton Parent stockholders. Fractional shares of Park Parent common stock to which Hilton Parent stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed ratably to those stockholders who would otherwise have received fractional shares of Park Parent common stock. Receipt of the proceeds from these sales generally will result in a taxable gain or loss to those stockholders for U.S. federal income tax purposes. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to such stockholder’s particular circumstances. The material U.S. federal income tax consequences of the distribution are described in more detail under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Conditions to the Spin-Off	Completion of the spin-off is subject to the satisfaction or waiver by Hilton Parent of the following conditions:

•	the final approval by the board of directors of Hilton Parent of the spin-off and all related transactions and the determination of the record date, which approval may be given or withheld at its absolute and sole discretion;

•	our Registration Statement on Form 10, of which this information statement forms a part, shall have been declared effective by the Securities and Exchange Commission (the “SEC”), no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this information statement, or a notice of internet availability thereof, shall have been mailed to the Hilton Parent stockholders;

•	Park Parent common stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of distribution;

•	Hilton Parent shall have obtained an opinion from Spin-off Tax Counsel, in form and substance satisfactory to Hilton Parent, to the effect that the spin-off should qualify as a tax-free distribution under Section 355 of the Code;

•	the IRS Ruling shall not have been revoked or modified in any material respect;

•	the receipt by Park Parent of a tax opinion, in form and substance reasonably satisfactory to Park Parent, to the effect that, commencing with Park Parent’s taxable year ending on December 31, 2016, Park Parent should be considered to be organized in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operation should enable it to meet the requirements for qualification and taxation as a REIT;

•	prior to the distribution date, the Hilton Parent board of directors shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to Hilton, with respect to the capital adequacy and solvency of each of Hilton, Park Hotels & Resorts and Hilton Grand Vacations after giving effect to the spin-off;

•	any material governmental approvals and other consents necessary to consummate the spin-off shall have been received;

•	no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the spin-off shall be pending, threatened, issued or in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the spin-off;

•	no other events or developments shall have occurred or failed to occur that, in the judgment of the board of directors of Hilton Parent, would result in the distribution having a material adverse effect on Hilton or its stockholders;

•	the internal reorganization shall have been completed, except for such steps as Hilton Parent in its sole discretion shall have determined may be completed after the distribution date;

•	all necessary actions shall have been taken to cause the board of directors of Park Parent to consist of the individuals identified in this information statement as directors of Park Parent;

•	all necessary actions shall have been taken to cause the officers of Park Parent to be the individuals identified as such in this information statement;

•	all necessary actions shall have been taken to adopt the form of amended and restated certificate of incorporation and by-laws filed by Park Parent with the SEC as exhibits to the Registration Statement on Form 10, of which this information statement forms a part; and

•	each of the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement and the other ancillary agreements shall have been executed by each party.

Completion of the spin-off of Hilton Grand Vacations will be subject to similar conditions as those listed above.

The fulfillment of the foregoing conditions will not create any obligation on the part of Hilton to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, approval for listing on the New York Stock Exchange and the declaration of effectiveness of the Registration Statement on Form 10, of which this information statement forms a part, by the SEC, in connection with the distribution. Hilton has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Hilton Parent determines, in its sole discretion, that the spin-off is not then in the best interests of Hilton or its stockholders or other constituents, that a sale or other alternative is in the best interests of Hilton or its stockholders or other constituents or that it is not advisable for Park Hotels & Resorts to separate from Hilton at that time. For more information, see “The Spin-Off—Conditions to the Spin-Off.”

Trading Market and Symbol	We intend to list Park Parent common stock on the New York Stock Exchange under the ticker symbol “PK.” We anticipate that, at least two trading days prior to the record date, trading of shares of Park Parent common stock will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect “regular-way” trading of Park Parent common stock will begin the first trading day after the distribution date. We also anticipate that, at least two trading days prior to the record date, there will be two markets in Hilton Parent common stock: (i) a “regular-way” market on which shares of Hilton Parent common stock will trade with an entitlement for the purchaser of Hilton Parent common stock to shares of Park Parent common stock to be distributed pursuant to the distribution; and (ii) an “ex-distribution” market on which shares of Hilton Parent common stock will trade without an entitlement for the purchaser of Hilton Parent common stock to shares of Park Parent common stock. For more information, see “Trading Market.”

Tax Consequences of the Spin-Off	Hilton Parent has received the IRS Ruling regarding certain U.S. federal income tax aspects of the spin-off. The spin-off is conditioned upon, among other things, the IRS Ruling remaining in effect as of the distribution date. In addition, the spin-off is conditioned on the receipt of an opinion of Spin-off Tax Counsel, confirming the tax-free treatment of the spin-off. See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the spin-off to such stockholder, including the effect of any state, local or non-U.S. tax laws and of changes in applicable tax laws.

Relationship with Hilton after the Spin-Off

We will enter into a Distribution Agreement and several other agreements with Hilton Parent and HGV Parent related to the spin-off. These agreements will govern the relationship among us, Hilton and Hilton Grand Vacations after completion of the spin-off and provide for the allocation among us, Hilton and Hilton Grand Vacations of various assets, liabilities, rights and obligations (including employee benefits, intellectual property, insurance and tax-related assets and liabilities). The Distribution Agreement will provide for the allocation of assets and liabilities among Hilton, Park Hotels & Resorts and Hilton Grand Vacations and will establish the rights and obligations between and among the parties following the distribution. We intend to enter into one or more Transition Services Agreements with Hilton Parent pursuant to which certain services will be provided on an interim basis following the distribution. We also intend to enter into an Employee Matters Agreement that will set forth the agreements among us, Hilton Grand Vacations and Hilton concerning certain employee, compensation and benefit-related matters. Further, we intend to enter into a Tax Matters Agreement with Hilton Parent and Hilton Grand Vacations regarding the sharing of taxes incurred before and after completion of the spin-off, certain indemnification rights with respect to tax matters and certain restrictions on our conduct following the distribution intended to preserve the tax-free status of the spin-off. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent Related to the Spin-Off,” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off.”

To qualify as a REIT, we will not directly or indirectly operate any of our hotels, other than the Select Hotels. Upon consummation of the spin-off, we will lease each of our wholly owned hotels (other than the Select Hotels) to our TRS lessees, which, in turn, will engage Hilton to manage these hotels pursuant to management agreements. We will operate the Select Hotels pursuant to franchise agreements with Hilton.

The terms of the management and franchise agreements that we and Hilton will enter into in connection with the spin-off are described under “Business and Properties—Our Principal Agreements—Management Agreements” and “—Franchise Agreements.”

Distribution Policy	Following the spin-off and our election and qualification to be treated as a REIT for U.S. federal income tax purposes beginning immediately after the distribution, we intend to make quarterly dividend payments of at least 90% of our REIT taxable income to holders of our common stock out of assets legally available for this purpose. Dividends will be authorized by and at the sole discretion of our board of directors based on a number of factors including actual results of operations, dividend restrictions under Delaware law or applicable debt covenants, our liquidity and financial condition, our taxable income, the annual distribution requirements under the REIT provisions of the Code, our operating expenses and other factors it may deem relevant. For more information, see “Distribution Policy.”

Purging Distribution

Hilton Parent will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the spin-off between Hilton Parent, HGV Parent and Park Parent in a manner that, in its best judgment, is in accordance with the provisions of the Code. As a result of our intended election to be subject to tax as a REIT for U.S. federal income tax purposes, to comply with certain REIT qualification requirements, we will make the Purging Distribution by declaring a dividend to our stockholders to distribute our accumulated earnings and profits attributable to our non-REIT years, including the earnings and profits allocated to us in connection with the spin-off and the earnings and profits generated by us in our taxable year ending on the date of the spin-off. The Purging Distribution will be paid to Park Parent stockholders in a combination of cash and Park Parent common stock, with the cash portion constituting at least 20% of the total amount of the Purging

Distribution. We expect to pay the majority of the Purging Distribution in Park Parent common stock. Additionally, we expect to declare the Purging Distribution in              and to make the Purging Distribution no later than                     . We currently expect the aggregate amount of the Purging Distribution will be between $         million and $         million. See “The Spin-Off—The Purging Distribution.”

Tax Consequences of the Purging Distribution	In general, any and all of the cash and stock we distribute to our stockholders as part of the Purging Distribution will be treated as a taxable distribution of property with respect to our stock, and the amount of any distribution of stock received by any of our stockholders as part of the Purging Distribution will be considered to equal the amount of the money that could have been received instead. In the Purging Distribution, a holder of our common stock will be required to report dividend income as a result of the Purging Distribution even if we distribute no cash or only nominal amounts of cash to such stockholder. See “The Spin-Off—The Purging Distribution.”

Each stockholder is urged to consult his, her or its tax advisor as to the specific tax consequences of the Purging Distribution to such stockholder, including the effect of any U.S. federal, state, local and non-U.S. tax laws.

Financing Transactions	Subject to market conditions, Park Hotels & Resorts expects to complete one or more financing transactions on or prior to the completion of the spin-off, including the repayment of certain of its existing indebtedness, which we expect will result in an estimated net reduction from its outstanding indebtedness at June 30, 2016 of approximately $1 billion. See “The Spin-Off—Financing Transactions” and “Description of Certain Indebtedness.”

Transfer Agent	Wells Fargo Bank, N.A.

Risk Factors	We face both general and specific risks and uncertainties relating to our business, our relationship with Hilton and our being an independent, publicly traded company. We also are subject to risks relating to the spin-off. You should carefully read the risk factors set forth in the section entitled “Risk Factors” in this information statement.

Summary Historical and Unaudited Pro Forma Combined Consolidated Financial Data

The following summary historical combined consolidated statement of operations data for the years ended December 31, 2015, 2014 and 2013 and the summary historical combined consolidated balance sheet data as of December 31, 2015 and 2014 are derived from our audited combined consolidated financial statements included elsewhere in this information statement. The summary historical combined consolidated statement of operations data for the six months ended June 30, 2016 and 2015 and the summary historical combined consolidated balance sheet data as of June 30, 2016 are derived from our unaudited condensed combined consolidated financial statements included elsewhere in this information statement. The summary historical combined consolidated balance sheet data as of June 30, 2015 and December 31, 2013, are derived from our unaudited combined consolidated financial statements, which are not included in this information statement. We have prepared our unaudited condensed combined consolidated financial statements on the same basis as our audited combined consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results of any interim period are not necessarily indicative of the results that may be expected for the full year.

The unaudited summary pro forma financial information has been prepared to reflect the spin-off and related transactions described under “Unaudited Pro Forma Combined Consolidated Financial Statements.” The following unaudited summary pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and we believe such assumptions are reasonable under the circumstances.

This summary financial data is not indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from Hilton. For example, our historical combined consolidated financial statements include allocations of certain expenses from Hilton, including expenses for costs related to functions such as information technology support, systems maintenance, financial services, human resources and other shared services. These costs may not be representative of the future costs we will incur, either positively or negatively, as an independent, public company.

The summary historical financial data below should be read together with the audited combined consolidated financial statements, unaudited condensed combined consolidated financial statements, including the related notes thereto, as well as “Selected Historical Combined Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and the other financial information included elsewhere in this information statement.

	As of and for the Six Months ended June 30,			As of and for the Year ended December 31,
	Pro Forma	Historical		Pro Forma	Historical
	2016	2016	2015	2015	2015	2014	2013
	(in millions)
Summary Statement of Operations Data:
Revenues
Rooms	$901	$901	$870	$1,783	$1,783	$1,679	$1,556
Food and beverage	380	380	357	691	691	644	607
Other	105	105	105	214	214	190	170

Total revenues	1,386	1,386	1,332	2,688	2,688	2,513	2,333
Expenses
Rooms	232	232	225	456	456	457	422
Food and beverage	258	258	246	487	487	454	437
Other departmental and support	334	335	320	647	650	592	556
Other property-level	92	92	89	180	180	178	178
Management fees	72	51	47	138	89	77	61
Impairment loss	15	15	—	—	—	—	—
Depreciation and amortization	147	147	139	287	287	248	246
Corporate and other	32	35	63	89	96	67	103

Total expenses	1,182	1,165	1,129	2,284	2,245	2,073	2,003

Operating income	205	222	347	547	586	440	330

Net income attributable to Parent	137	82	192	408	292	176	144

Summary Balance Sheet Data:
Cash and cash equivalents	$433	$198	$55		$72	$42	$48
Restricted cash	22	90	74		72	32	42
Total assets	10,056	9,879	9,867		9,787	9,714	9,792
Debt	3,013	4,062	4,184		4,057	4,246	4,174
Total equity	6,376	2,907	2,808		2,797	2,593	2,868

	Six months ended June 30,		Year ended December 31,
	2016	2015	2015	2014	2013
	($ in millions, except RevPAR and ADR)
Operational and Other Financial Data:
Number of Hotels	69	69	69	64	70
Number of Rooms	35,717	36,065	36,062	34,263	35,664
Hotel Data:
RevPAR(1)	$161.49	$157.88	$160.37	$160.53	$153.95
Occupancy(1)	80.8%	81.9%	81.8%	81.0%	79.5%
ADR(1)	$199.94	$192.66	$196.10	$198.26	$193.70
Total Hotel Revenue	$1,380	$1,326	$2,675	$2,503	$2,323
Hotel Adjusted EBITDA(2)	$414	$401	$815	$747	$670
Hotel Adjusted EBITDA Margin(3)	30.0%	30.2%	30.5%	29.8%	28.8%
NAREIT FFO attributable to Parent(4)	$252	$195	$454	$424	$416
Adjusted FFO attributable to Parent(4)	$251	$221	$480	$427	$349

(1)	Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics Used by Management.” Excludes operating statistics for hotels owned by unconsolidated joint ventures.
(2)	Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definition of Hotel Adjusted EBITDA and reconciliation to net income, which we believe is the most closely comparable U.S. GAAP financial measure.
(3)	Hotel Adjusted EBITDA Margin is calculated as Hotel Adjusted EBITDA divided by Total Hotel Revenue.
(4)	Refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for the definitions of NAREIT FFO attributable to Parent and Adjusted FFO attributable to Parent and reconciliation to net income attributable to Parent, which we believe is the most closely comparable U.S. GAAP financial measure.

RISK FACTORS

Owning our common stock involves a high degree of risk. You should consider carefully the following risk factors and all other information contained in this information statement. If any of the following risks, as well as additional risks and uncertainties not currently known to us or that we currently deem immaterial, occur, our business, liquidity, financial condition and results of operations could be materially and adversely affected. If this were to happen, the market price of our common stock could decline significantly, and you could lose all or a part of the value of your ownership in our common stock. Some statements in this information statement, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section in this information statement entitled “Forward-Looking Statements.”

Risks Related to Our Business and Industry

We are subject to the business, financial and operating risks inherent to the lodging industry, any of which could reduce our revenues, the value of our properties and our ability to make distributions and limit opportunities for growth.

Our business is subject to a number of business, financial and operating risks inherent to the lodging industry, including:

•	significant competition from other lodging businesses and hospitality providers in the markets in which we operate;

•	changes in operating costs, including energy, food, employee compensation and benefits and insurance;

•	increases in costs due to inflation or otherwise, including increases in our operating costs, that may not be fully offset by revenue increases in our business;

•	changes in taxes and governmental regulations that influence or set wages, prices, interest rates or construction and maintenance procedures and costs;

•	the costs and administrative burdens associated with complying with applicable laws and regulations;

•	the costs or desirability of complying with local practices and customs;

•	significant increases in cost for health care coverage for employees and potential government regulation with respect to health care coverage;

•	shortages of labor or labor disruptions;

•	the ability of third-party internet and other travel intermediaries to attract and retain customers;

•	the availability and cost of capital necessary to fund investments, capital expenditures and service debt obligations;

•	delays in or cancellations of planned or future development or refurbishment projects;

•	the quality of services provided by Hilton and any other future third-party hotel managers;

•	the financial condition of Hilton and any other future third-party hotel managers and franchisors, developers and joint venture partners;

•	relationships with Hilton and any other future third-party hotel managers, developers and joint venture partners, including the risk that Hilton or any other future third-party hotel managers or franchisors may terminate our management or franchise agreements and that joint venture partners may terminate joint venture agreements;

•	cyclical over-building in the hotel industry;

•	changes in desirability of geographic regions of the hotels in our portfolio, geographic concentration in our portfolio and shortages of desirable locations for development;

•	changes in the supply and demand for hotel services (including rooms, food and beverage and other products and services); and

•	decreases in the frequency of business travel that may result from alternatives to in-person meetings, including virtual meetings hosted online or over private teleconferencing networks.

Any of these factors could increase our costs or reduce our revenues, adversely impact our ability to make distributions to our stockholders or otherwise affect our ability to maintain existing properties or develop new properties.

Macroeconomic and other factors beyond our control can adversely affect and reduce lodging demand.

Macroeconomic and other factors beyond our control can reduce demand for our products and services, including demand for rooms at our hotels. These factors include, but are not limited to:

•	changes in general economic conditions, including low consumer confidence, unemployment levels and depressed real estate prices resulting from the severity and duration of any downturn in the U.S. or global economy;

•	war, political conditions or civil unrest, violence or terrorist activities or threats and heightened travel security measures instituted in response to these events;

•	decreased corporate or government travel-related budgets and spending, as well as cancellations, deferrals or renegotiations of group business such as industry conventions;

•	statements, actions, or interventions by governmental officials related to travel and corporate travel-related activities and the resulting negative public perception of such travel and activities;

•	the financial and general business condition of the airline, automotive and other transportation-related industries and its effect on travel, including decreased airline capacity and routes, as well as the price of crude oil and refined products;

•	conditions that negatively shape public perception of travel, including travel-related accidents and outbreaks of pandemic or contagious diseases, such as Ebola, avian flu, severe acute respiratory syndrome (SARS), H1N1 (swine flu) and the Zika virus;

•	cyber-attacks;

•	climate change or availability of natural resources;

•	natural or manmade disasters, such as earthquakes, windstorms, tsunamis, tornadoes, hurricanes, typhoons, tsunamis, volcanic eruptions, floods, drought, fires, oil spills and nuclear incidents;

•	changes in the desirability of particular locations or travel patterns of customers; and

•	organized labor activities, which could cause a diversion of business from hotels involved in labor negotiations and loss of business for our hotels generally as a result of certain labor tactics.

Any one or more of these factors can adversely affect, and from time to time have adversely affected, individual hotels, particular regions and our business, financial condition and results of operations.

Contraction in the global economy or low levels of economic growth could adversely affect our revenues and profitability as well as limit or slow our future growth.

Consumer demand for products and services provided by the lodging industry is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Decreased global or regional demand for products and services provided by the lodging industry can be especially pronounced during periods of economic contraction or low levels of economic growth, and the recovery period in our industry may lag overall economic improvement. Declines in demand for our products and services due to general economic conditions could negatively affect our business by decreasing the revenues and profitability of our properties. In addition, many of the expenses associated with our business, including personnel costs, interest, rent, property taxes, insurance and utilities, are relatively fixed. During a period of overall economic weakness, if we are unable to meaningfully decrease these costs as demand for our hotels decreases, our business operations and financial performance may be adversely affected.

In addition to general economic conditions, new hotel room supply is an important factor that can affect the lodging industry’s performance and overbuilding has the potential to further exacerbate the negative impact of an economic downturn. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. A reduction or slowdown in growth of lodging demand or increased growth in lodging supply could result in returns that are substantially below expectations or result in losses, which could materially and adversely affect our revenues and profitability as well as limit or slow our future growth.

The lodging industry is subject to seasonal and cyclical volatility, which is expected to contribute to fluctuations in our financial condition and results of operations.

The lodging industry is seasonal in nature. The periods during which our properties experience higher revenues vary from property to property, depending principally upon location and the customer base served. This seasonality can be expected to cause periodic fluctuations in a hotel’s rooms revenues, occupancy levels, room rates and operating expenses. We can provide no assurances that our cash flows will be sufficient to offset any shortfalls that occur as a result of these fluctuations. As a result, we may have to enter into short-term borrowings in certain quarters to make distributions to our stockholders, and we can provide no assurances that such borrowings will be available on favorable terms, if at all. Consequently, volatility in our financial performance resulting from the seasonality of the lodging industry could adversely affect our financial condition and results of operations. In addition, the lodging industry is cyclical and demand generally follows the general economy on a lagged basis. The seasonality and cyclicality of our industry may contribute to fluctuations in our financial condition and results of operations.

Our expenses may not decrease even if our revenue decreases.

Many of the expenses associated with owning and operating hotels, such as debt-service payments, property taxes, insurance, utilities, and employee wages and benefits, are relatively inflexible. They do not necessarily decrease in tandem with a reduction in revenue at the hotels and may be subject to increases that are not tied to the performance of our hotels or the increase in the rate of inflation generally. In addition some of our third-party ground leases require periodic increases in ground rent payments. Our ability to pay these rents could be affected adversely if our hotel revenues do not increase at the same or a greater rate than the increases in rental payments under the ground leases.

Additionally, certain costs, such as wages, benefits and insurance, may exceed the rate of inflation in any given period. In the event of a significant decrease in demand, Hilton or other third-party hotel managers that we may engage in the future may not be able to reduce the size of hotel work forces to decrease wages and benefits. Our hotel managers also may be unable to offset any fixed or increased expenses with higher room rates. Any of our efforts to reduce operating costs also could adversely affect the future growth of our business and the value of our hotel properties.

There are inherent risks with investments in real estate, including the relative illiquidity of such investments.

Investments in real estate are subject to varying degrees of risk. For example, an investment in real estate cannot generally be quickly sold, and we cannot predict whether we will be able to sell any hotel we desire to for the price or on the terms set by us or acceptable to us, or the length of time needed to find a willing purchaser and to close the sale of the hotel. Moreover, the Code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs require that we hold our hotels for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of hotels that otherwise would be in our best interests. Therefore, we may not be able to vary our portfolio promptly in response to changing economic, financial and investment conditions and dispose of assets at opportune times or on favorable terms, which may adversely affect our cash flows and our ability to make distributions to stockholders.

In addition, our ability to dispose of some of our hotels could be constrained by their tax attributes. Hotels that we own may have low tax bases. If we dispose of these hotels outright in taxable transactions, we may be required to distribute the taxable gain to our stockholders under the requirements of the Code applicable to REITs or to pay tax on that gain, either of which, in turn, would impact our cash flow. To dispose of low basis hotels efficiently, we may from time to time use like-kind exchanges, which qualify for non-recognition of taxable gain, but can be difficult to consummate and result in the hotel for which the disposed assets are exchanged inheriting their low tax bases and other tax attributes.

In addition, real estate ownership and leasing is subject to various risks, including:

•	governmental regulations relating to real estate ownership or operations, including tax, environmental, zoning and eminent domain laws;

•	loss in value of real estate due to changes in market conditions or the area in which real estate is located;

•	potential civil liability for accidents or other occurrences on owned or leased properties;

•	the ongoing need for owner-funded capital improvements and expenditures to maintain or upgrade properties;

•	periodic total or partial closures due to renovations and facility improvements;

•	risks associated with mortgage debt, including the possibility of default, fluctuating interest rate levels and uncertainties in the availability of replacement financing;

•	fluctuations in real estate values or potential impairments in the value of our assets;

•	the relative illiquidity of real estate compared to some other assets;

•	risks associated with the possibility that cost increases will outpace revenue increases and that in the event of an economic slowdown, the high proportion of fixed costs will make it difficult to reduce costs to the extent required to offset declining revenues;

•	changes in tax laws and property taxes, or an increase in the assessed valuation of a property for real estate tax purposes; and

•	force majeure events, such as earthquakes, floods or other uninsured losses.

We operate in a highly competitive industry.

The lodging industry is highly competitive. Our principal competitors are other owners and investors in upper upscale, full-service hotels, including other lodging REITs, as well as major hospitality chains with well-established and recognized brands. Our hotels face competition for individual guests, group reservations and conference business. We also compete against smaller hotel chains, independent and local hotel owners and operators. We compete for these customers based primarily on brand name recognition and reputation, as well as location, room rates, property size and availability of rooms and conference space, quality of the accommodations, customer satisfaction, amenities and the ability to earn and redeem loyalty program points. New hotels may be constructed and these additions to supply create new competitors, in some cases without corresponding increases in demand for hotel rooms. Our competitors may have greater commercial, financial and marketing resources and more efficient technology platforms, which could allow them to improve their properties and expand and improve their marketing efforts in ways that could affect our ability to compete for guests effectively and adversely affect our revenues and profitability as well as limit or slow our future growth.

We also compete for hotel acquisitions with entities that have similar investment objectives as we do. This competition could limit the number of investment opportunities that we find suitable for our business. It may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms or on the terms contemplated in our business plan.

Our efforts to develop, redevelop or renovate our properties could be delayed or become more expensive, which could reduce revenues or impair our ability to compete effectively.

Certain of the properties in our portfolio were constructed more than a century ago. The condition of our properties could negatively affect our ability to attract guests or result in higher operating and capital costs, if not sufficiently maintained. These factors could reduce revenues or profits from these properties. There can be no assurance that our planned replacements and repairs will occur, or even if completed, will result in improved performance. In addition, these efforts are subject to a number of risks, including:

•	construction delays or cost overruns (including labor and materials);

•	obtaining zoning, occupancy and other required permits or authorizations;

•	changes in economic conditions that may result in weakened or lack of demand for improvements that we make or negative project returns;

•	governmental restrictions on the size or kind of development;

•	volatility in the debt and capital markets that may limit our ability to raise capital for projects or improvements;

•	lack of availability of rooms or meeting spaces for revenue-generating activities during construction, modernization or renovation projects;

•	force majeure events, including earthquakes, tornadoes, hurricanes, floods or tsunamis; and

•	design defects that could increase costs.

If our properties are not updated to meet guest preferences, if properties under development or renovation are delayed in opening as scheduled, or if renovation investments adversely affect or fail to improve performance, our operations and financial results could be negatively affected.

We face various risks posed by our acquisition, redevelopment, repositioning, renovation and re-branding activities, as well as our disposition activities.

A key element of our business strategy is to invest in identifying and consummating acquisitions of additional hotels and portfolios. We can provide no assurances that we will be successful in identifying attractive hotels or that, once identified, we will be successful in consummating an acquisition. We face significant competition for attractive investment opportunities from other well-capitalized investors, some of which have greater financial resources and a greater access to debt and equity capital to acquire hotels than we do. This competition increases as investments in real estate become increasingly attractive relative to other forms of investment. As a result of such competition, we may be unable to acquire certain hotels or portfolios that we deem attractive or the purchase price may be significantly elevated or other terms may be substantially more onerous. In addition, we expect to finance future acquisitions through a combination of retained cash flows, borrowings and offerings of equity and debt securities, which may not be available on advantageous terms, or at all. Any delay or failure on our part to identify, negotiate, finance on favorable terms, consummate and integrate such acquisitions could materially impede our growth.

In addition, newly acquired, redeveloped, renovated, repositioned or re-branded hotels may fail to perform as expected and the costs necessary to bring such hotels up to brand standards may exceed our expectations, which may result in the hotels’ failure to achieve projected returns.

In particular, these activities could pose the following risks to our ongoing operations:

•	we may abandon such activities and may be unable to recover expenses already incurred in connection with exploring such opportunities;

•	acquired, redeveloped, renovated or re-branded hotels may not initially be accretive to our results, and we and the third-party hotel managers may not successfully manage newly acquired, renovated, redeveloped, repositioned or re-branded hotels to meet our expectations;

•	we may be unable to quickly, effectively and efficiently integrate new acquisitions, particularly acquisitions of portfolios of hotels, into our existing operations;

•	our redevelopment, repositioning, renovation or re-branding activities may not be completed on schedule, which could result in increased debt service and other costs and lower revenues, and defects in design or construction may result in delays and additional costs to remedy the defect or require a portion of a property to be closed during the period required to rectify the defect;

•	management attention may be diverted by our acquisition, redevelopment, repositioning or re-branding activities, which in some cases may turn out to be less compatible with our growth strategy than originally anticipated;

•	we may not be able to meet the loan covenants in any financing obtained to fund the new development, creating default risks;

•	we may issue shares of stock or other equity interests in connection with such acquisitions that could dilute the interests of our existing stockholders; and

•	we may assume various contingent liabilities in connection with such transactions.

We may also divest certain properties or assets, and any such divestments may yield lower than expected returns or otherwise fail to achieve the benefits we expect. In some circumstances, sales of properties or other assets may result in losses. Upon sales of properties or assets, we may become subject to contractual indemnity obligations, incur material tax liabilities or, as a result of required debt repayment, face a shortage of liquidity. Finally, any acquisitions, investments or dispositions could demand significant attention from management that would otherwise be available for business operations, which could harm our business. The occurrence of any of the foregoing events, among others, could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth.

Our hotels are geographically concentrated in a limited number of markets and, accordingly, we could be disproportionately harmed by adverse changes to these markets, force majeure events or threat of a terrorist attack.

A significant portion of our room count is located in a concentrated number of markets that exposes us to greater risk to local economic or business conditions, changes in hotel supply in these markets, and other conditions than more geographically diversified hotel companies. Hotels in New York, Washington, D.C., San Francisco, New Orleans, Florida and Hawaii represented approximately 50% of our room count, as of June 30, 2016. An economic downturn, an increase in hotel supply in these markets, a force majeure event, a terrorist attack or similar disaster in any one of these markets likely would cause a decline in the hotel market and adversely affect occupancy rates, the financial performance of our hotels in these markets and our overall results of operations. For example, in 2005, our operations in New Orleans were affected negatively by Hurricane Katrina.

In addition, certain of our hotels are located in markets that are more susceptible to natural disasters than others, which could adversely affect those hotels, the local economies, or both. For instance, our hotels in Florida may be susceptible to hurricanes, while our hotels in California may be susceptible to earthquakes.

The threat of terrorism also may negatively impact hotel occupancy and average daily rate, due to resulting disruptions in business and leisure travel patterns and concerns about travel safety. Hotels in major metropolitan areas, such as the gateway cities that represent our target markets, may be particularly adversely affected due to concerns about travel safety. The possibility of future attacks may hamper business and leisure travel patterns and, accordingly, the performance of our business and our operations.

Our properties may not be permitted to be rebuilt if destroyed.

Certain of our properties may qualify as legally permissible nonconforming uses and improvements, including certain of our iconic and most profitable properties. If a substantial portion of any such properties were to be destroyed by fire or other casualty, we might not be permitted to rebuild that property as it now exists, regardless of the availability of insurance proceeds. Any loss of this nature, whether insured or not, could materially adversely affect our results of operations and prospects.

We have investments in joint venture projects, which limit our ability to manage third-party risks associated with these projects.

In certain cases, we are minority participants and do not control the decisions of the joint ventures in which we are involved. Therefore, joint venture investments may involve risks such as the possibility that a co-venturer in an investment might become bankrupt, be unable to meet its capital contribution obligations, have economic or business interests or goals that are inconsistent with our business interests or goals or take actions that are contrary to our instructions or to applicable laws and regulations. In addition, we may be unable to take action without the approval of our joint venture partners, or our joint venture partners could take actions binding on the joint venture without our consent. Consequently, actions by a co-venturer or other third-party could expose us to claims for damages, financial penalties and reputational harm, any of which could adversely affect our business and operations. In addition, we may agree to guarantee indebtedness incurred by a joint venture or co-venturer or provide standard indemnifications to lenders for loss liability or damage occurring as a result of our actions or actions of the joint venture or other co-venturers. Such a guarantee or indemnity may be on a joint and several basis with a co-venturer, in which case we may be liable in the event that our co-venturer defaults on its guarantee obligation. The non-performance of a co-venturer’s obligations may cause losses to us in excess of the capital we initially may have invested or committed.

Preparing our financial statements requires us to have access to information regarding the results of operations, financial position and cash flows of our joint ventures. Any deficiencies in our joint ventures’ internal controls over financial reporting may affect our ability to report our financial results accurately or prevent or detect fraud. Such deficiencies also could result in restatements of, or other adjustments to, our previously reported or announced operating results, which could diminish investor confidence and reduce the market price for our shares. Additionally, if our joint ventures are unable to provide this information for any meaningful period or fail to meet expected deadlines, we may be unable to satisfy our financial reporting obligations or timely file our periodic reports.

Although our joint ventures may generate positive cash flow, in some cases they may be unable to distribute that cash to the joint venture partners. Additionally, in some cases our joint venture partners control distributions and may choose to leave capital in the joint venture rather than distribute it. Because our ability to generate liquidity from our joint ventures depends in part on their ability to distribute capital to us, our failure to receive distributions from our joint venture partners could reduce our cash flow return on these investments.

We own and lease hotels outside the United States, which exposes us to risks related to doing business in international markets.

Our portfolio includes 15 hotels located outside of the United States, including joint venture interests, and this may increase over time. As a result, we are subject to the risks of doing business outside the United States, including:

•	rapid changes in governmental, economic and political policy, political or civil unrest, acts of terrorism or the threat of international boycotts or U.S. anti-boycott legislation;

•	increases in anti-American sentiment and the identification of the licensed brands as an American brand;

•	recessionary trends or economic instability in international markets;

•	changes in foreign currency exchange rates or currency restructurings and hyperinflation or deflation in the countries in which we operate;

•	the effect of disruptions caused by severe weather, natural disasters, outbreak of disease or other events that make travel to a particular region less attractive or more difficult;

•	the presence and acceptance of varying levels of business corruption in international markets and the effect of various anti-corruption and other laws;

•	the imposition of restrictions on currency conversion or the transfer of funds or limitations on our ability to repatriate non-U.S. earnings in a tax-efficient manner;

•	the ability to comply with or effect of complying with complex and changing laws, regulations and policies of foreign governments that may affect investments or operations, including foreign ownership restrictions, import and export controls, tariffs, embargoes, increases in taxes paid and other changes in applicable tax laws;

•	uncertainties as to local laws regarding, and enforcement of, contract and intellectual property rights;

•	forced nationalization of our properties by local, state or national governments;

•	the difficulties involved in managing an organization doing business in many different countries; and

•	difficulties in complying with U.S. rules governing REITs while operating outside of the United States.

These factors may adversely affect the revenues from and the market value of our properties located in international markets. While these factors and the effect of these factors are difficult to predict, any one or more of them could lower our revenues, increase our costs, reduce our profits or disrupt our business operations.

With respect to our leased hotels, we could be materially and adversely affected if we are found to be in breach of a ground lease or are unable to renew a ground lease.

If we are found to be in breach of certain of our third-party ground leases, we could lose the right to use the applicable hotel. In addition, unless we can purchase a fee interest in the underlying land and improvements or extend the terms of these leases before their expiration, as to which no assurance can be given, we will lose our right to operate these properties and our interest in the improvements upon expiration of the leases. Our ability to exercise any extension options relating to our ground leases is subject to the condition that we are not in default under the terms of the ground lease at the time that we exercise such options, and we can provide no assurances that we will be able to exercise any available options at such time. Furthermore, we can provide no assurances that we will be able to renew any ground lease upon its expiration. If we were to lose the right to use a hotel due to a breach or non-renewal of the ground lease, we would be unable to derive income from such hotel, which could adversely affect us.

We will not recognize any increase in the value of the land or improvements subject to our ground leases and may only receive a portion of compensation paid in any eminent domain proceeding with respect to the hotel.

Unless we purchase a fee interest in the land and improvements subject to our ground leases, we will not have any economic interest in the land or improvements at the expiration of our ground leases and therefore we generally will not share in any increase in value of the land or improvements beyond the term of a ground lease, notwithstanding our capital outlay to purchase our interest in the hotel or fund improvements thereon, and will lose our right to use the hotel. Furthermore, if a governmental authority seizes a hotel subject to a ground lease under its eminent domain power, we may only be entitled to a portion of any compensation awarded for the seizure.

We may be subject to unknown or contingent liabilities related to recently acquired hotels and the hotels that we may acquire in the future, which could materially and adversely affect our revenues and profitability growth.

Our recently acquired hotels, and the hotels that we may acquire in the future, may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. In general, the representations and warranties provided under the transaction agreements related to the purchase of the hotels we acquire may not survive the completion of the transactions. Furthermore, indemnification under such agreements may be limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these hotels may exceed our expectations, and we may experience other unanticipated adverse effects, all of which could materially and adversely affect our revenues and profitability.

We depend on external sources of capital for future growth; therefore, any disruption to our ability to access capital at times and on terms reasonably acceptable to us may affect adversely our business and results of operations.

Ownership of hotels is a capital intensive business that requires significant capital expenditures to acquire, operate, maintain and renovate properties. To qualify as a REIT, we are required to distribute to our stockholders at least 90% of our REIT taxable income (determine without regard to the deduction for dividends paid and excluding any net capital gain), including taxable income recognized for U.S. federal income tax purposes but with regard to which we do not receive cash. As a result, we must finance our growth, fund debt repayments and fund these significant capital expenditures largely with external sources of capital. Our ability to access external capital could be hampered by a number of factors, many of which are outside of our control, including:

•	price volatility, dislocations and liquidity disruptions in the U.S. and global equity and credit markets such as occurred during 2008 and 2009;

•	changes in market perception of our growth potential, including downgrades by rating agencies;

•	decreases in our current and estimated future earnings;

•	decreases or fluctuations in the market price of our common stock;

•	increases in interest rates; and

•	the terms of our existing indebtedness.

Any of these factors, individually or in combination, could prevent us from being able to obtain the external capital we require on terms that are acceptable to us, or at all, which could have a material adverse effect on our ability to finance our future growth and our financial condition and results of operations. Potential consequences of disruptions in U.S. and global equity and credit markets and, as a result, an inability for us to access external capital at times, and on terms, reasonably acceptable to us could include:

•	a need to seek alternative sources of capital with less attractive terms, such as more restrictive covenants and shorter maturity;

•	adverse effects on our financial condition and liquidity, and our ability to meet our anticipated requirements for working capital, debt service and capital expenditures;

•	higher costs of capital;

•	an inability to enter into derivative contracts to hedge risks associated with changes in interest rates and foreign currency exchange rates; or

•	an inability to execute on our acquisition strategy.

We are subject to risks associated with the concentration of our portfolio in the Hilton family of brands. Any deterioration in the quality or reputation of the Hilton brands could have an adverse effect on our reputation, business, financial condition or results of operations.

All of our properties as of the date of this information statement utilize brands owned by Hilton. As a result, our ability to attract and retain guests depends, in part, on the public recognition of the Hilton brands and their associated reputation. If the Hilton brands become obsolete or consumers view them as unfashionable or lacking in consistency and quality, we may be unable to attract guests to our hotels.

Changes in ownership or management practices, the occurrence of accidents or injuries, force majeure events, crime, individual guest notoriety or similar events at our hotels or other properties managed, owned or leased by Hilton can harm our reputation, create adverse publicity and cause a loss of consumer confidence in our business. Because of the global nature of the Hilton brands and the broad expanse of its business and hotel locations, events occurring in one location could negatively affect the reputation and operations of otherwise successful individual locations, including properties in our portfolio. In addition, the recent expansion of social media has compounded the potential scope of negative publicity. We also could face legal claims related to negative events, along with resulting adverse publicity. If the perceived quality of the Hilton brands declines, or if Hilton’s reputation is damaged, our business, financial condition or results of operations could be adversely affected.

Furthermore, if our relationship with Hilton were to deteriorate or terminate as a result of disputes regarding the management of our hotels or for other reasons, Hilton could, under certain circumstances, terminate our current management agreements or franchise licenses or decline to provide franchise licenses for hotels that we may acquire in the future. If any of the foregoing were to occur, it could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth and impair our ability to compete effectively.

Changes to the Hilton HHonors loyalty program or our access to it could have a material adverse effect on our business, financial condition or results of operations.

All of our properties as of the date of this information statement utilize brands owned by Hilton and participate in Hilton’s HHonors guest loyalty and rewards program. Program members accumulate points based on eligible stays and hotel charges and redeem the points for a range of benefits including free rooms and other items of value. The program is an important aspect of our business and of the affiliation value of our hotels. In addition to the accumulation of points for future hotels stays at the Hilton family of brands, Hilton HHonors arranges with third-party service providers, such as airlines and rail companies, to exchange monetary value represented by points for program awards. Currently, the program benefits are not taxed as income to members. We are not the owner of the Hilton HHonors loyalty program and changes to the program or our access to it could negatively impact our business. If the program deteriorates or materially changes in an adverse manner, or is taxed such that a material number of Hilton HHonors members choose to no longer participate in the program, our business, financial condition or results of operations could be materially adversely affected.

Contractual and other disagreements with or involving Hilton or other future third-party hotel managers and franchisors could make us liable to them or result in litigation costs or other expenses.

Our management and franchise agreements with Hilton require us and Hilton to comply with operational and performance conditions that are subject to interpretation and could result in disagreements, and we expect this will be true of any management and franchise agreements that we enter into with future third-party hotel managers or franchisors. At any given time, we may be in disputes with one or more third-party hotel managers or franchisors. Any such dispute could be very expensive for us, even if the outcome is ultimately in our favor. We cannot predict the outcome of any arbitration or litigation, the effect of any negative judgment against us or the amount of any settlement that we may enter into with Hilton or any other third-party. In the event we terminate a management or franchise agreement early and the hotel manager or franchisor considers such termination to have been wrongful, they may seek damages. Additionally, we may be required to indemnify our third-party hotel managers and franchisors against disputes with third parties, pursuant to our management and franchise agreements. An adverse result in any of these proceedings could materially and adversely affect our revenues and profitability.

We are dependent on the performance of Hilton and other third-party hotel managers and could be materially and adversely affected if Hilton or such other third-party hotel managers do not properly manage our hotels or otherwise act in our best interests.

In order for us to qualify as a REIT, with limited exceptions, third parties must operate our hotels. With the exception of the Select Hotels, we lease each of our hotels to our TRS lessees. Our TRS lessees, in turn, will enter or have entered into management agreements with Hilton to operate our hotels. We could be materially and adversely affected if Hilton or any other future third-party hotel manager fails to provide quality services and amenities, fails to maintain a quality brand name or otherwise fails to manage our hotels in our best interest, and can be financially responsible for the actions and inactions of our third-party hotel managers pursuant to our management agreements. In addition, Hilton manages, and in some cases may own or lease, or may have invested in or may have provided credit support or operating guarantees to hotels that compete with our hotels, any of which could result in conflicts of interest. As a result, Hilton may make decisions regarding competing lodging facilities that are not in our best interests. Other third-party hotel managers that we engage in the future may also have similar conflicts of interest. From time to time, disputes may arise between us, Hilton and/or any other future third-party hotel manager regarding their performance or compliance with the terms of the hotel management agreements, which in turn could adversely affect our results of operations. If we are unable to reach satisfactory results through discussions and negotiations, we may choose to terminate our management agreement, litigate the dispute or submit the matter to third-party dispute resolution, the outcome of which may be unfavorable to us.

In the event that we terminate any of our management agreements, we can provide no assurances that we could find a replacement hotel manager or that any replacement hotel manager will be successful in operating our hotels. If any of the foregoing were to occur, it could materially and adversely affect us.

Restrictive covenants in certain of our hotel management and franchise agreements will contain provisions limiting or restricting the sale of our hotels, which could materially and adversely affect our profitability.

Many of our hotel management and franchise agreements with Hilton generally will contain restrictive covenants that will limit or restrict our ability to sell a hotel free of the management or franchise encumbrance other than to permitted transferees. Generally, we may not agree to sell, lease or otherwise transfer particular hotels unless the transferee executes a new agreement or assumes the related hotel management and franchise agreements. As a result, we may be prohibited from taking actions that would otherwise be in our and our stockholders’ best interests. In addition, as noted above, Hilton may have a conflict that results in Hilton’s declining to approve a transfer that would be in our and our stockholders’ best interests.

If we are unable to maintain good relationships with Hilton and other third-party hotel managers and franchisors that we may engage in the future, profitability could decrease and our growth potential may be adversely affected.

The success of our properties largely depends on our ability to establish and maintain good relationships with Hilton and other third-party hotel managers and franchisors that we may engage in the future. If we are unable to maintain good relationships with Hilton and such other third-party hotel managers and franchisors, we may be unable to renew existing management or franchise agreements or expand relationships with them. Additionally, opportunities for developing new relationships with additional third-party managers or franchisors may be adversely affected. This, in turn, could have an adverse effect on our results of operations and our ability to execute our growth strategy.

Costs associated with, or failure to maintain, brand operating standards may materially and adversely affect our results of operations and profitability.

The terms of our franchise agreements and management agreements generally require us to meet specified operating standards and other terms and conditions and compliance with such standards may be costly. We expect that Hilton and any other future third-party franchisors will periodically inspect our hotels to ensure that we and any third-party hotel managers follow brand standards. Failure by us, or any hotel management company that we engage, to maintain these standards or other terms and conditions could result in a franchise license being canceled or the franchisor requiring us to undertake a costly property improvement program. If a franchise license is terminated due to our failure to make required improvements or to otherwise comply with its terms, we also may be liable to the franchisor for a termination payment, which will vary by franchisor and by hotel. If the funds required to maintain brand operating standards are significant, or if a franchise license is terminated, it could materially and adversely affect our results of operations and profitability.

If we were to lose a brand license at one or more of our hotels, the value of the affected hotels could decline significantly and we could incur significant costs to obtain new franchise licenses, which could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth.

If we were to lose a brand license, the underlying value of a particular hotel could decline significantly from the loss of associated name recognition, marketing support, participation in guest loyalty programs and the centralized reservation system provided by the franchisor or brand manager, which could require us to recognize an impairment on the hotel. Furthermore, the loss of a franchise license at a particular hotel could harm our relationship with the franchisor or brand manager, which could impede our ability to operate other hotels under the same brand, limit our ability to obtain new franchise licenses or brand management agreements from the franchisor or brand in the future on favorable terms, or at all, and cause us to incur significant costs to obtain a new franchise license or brand management agreement for the particular hotel. Accordingly, if we lose one or more franchise licenses or brand management agreement, it could materially and adversely affect our results of operations and profitability as well as limit or slow our future growth.

Cyber threats and the risk of data breaches or disruptions of our hotel managers’ or our own information technology systems could materially adversely affect our business.

Hilton is dependent on information technology networks and systems, including the internet, to access, process, transmit and store proprietary and customer information, and other hotel managers that we contract with in the future also will be dependent on such networks. These complex networks include reservation systems, vacation exchange systems, hotel management systems, customer databases, call centers, administrative systems, and third-party vendor systems. These systems require the collection and retention of large volumes of personally identifiable information of hotel guests, including credit card numbers.

These information networks and systems can be vulnerable to threats such as system, network or internet failures; computer hacking or business disruption; cyber-terrorism; viruses, worms or other malicious software programs; and employee error, negligence or fraud. The risks from these cyber threats are significant. In November 2015, Hilton Parent announced that it had identified and taken action to eradicate unauthorized malware that targeted payment card information in some point-of-sale systems in its hotels and had determined that specific payment card information was targeted by this malware. We expect Hilton will be subject to additional cyber-attacks in the future and may experience data breaches. We rely on Hilton to protect proprietary and customer information from these threats. Any compromise of Hilton’s networks could result in a disruption to operations, such as disruptions in fulfilling guest reservations, delayed bookings or sales, or lost guest reservations. Any of these events could, in turn, result in disruption of the operations of our hotels, in increased costs and in potential litigation and liability. In addition, public disclosure, or loss of customer or proprietary information could result in damage to Hilton’s reputation and a loss of confidence among hotel guests and result in reputational harm for our hotels, which may have a material adverse effect on our business, financial condition and results of operations.

In addition to the information technologies and systems Hilton uses to operate our hotels, we have our own corporate technologies and systems that are used to access, store, transmit, and manage or support a variety of business processes. There can be no assurance that the security measures we have taken to protect the contents of these systems will prevent failures, inadequacies or interruptions in system services or that system security will not be breached through physical or electronic break-ins, computer viruses, and attacks by hackers. Disruptions in service, system shutdowns and security breaches in the information technologies and systems we use, including unauthorized disclosure of confidential information, could have a material adverse effect on our business, our financial reporting and compliance, and subject us to liability claims or regulatory penalties which could be significant.

The growth of internet reservation channels could adversely affect our business and profitability.

A significant percentage of hotel rooms for individual guests are booked through internet travel intermediaries. Search engines and peer-to-peer inventory sources also provide online travel services that compete with our hotels. If bookings shift to higher cost distribution channels, including internet travel intermediaries and meeting procurement firms, it could materially impact our profits. Additionally, as intermediary bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from our brands and management companies. Moreover, hospitality intermediaries generally employ aggressive marketing strategies, including expending significant resources for online and television advertising campaigns to drive consumers to their websites. As a result, consumers may develop brand loyalties to the intermediaries’ offered brands, websites and reservations systems rather than to the Hilton brands and systems. If this happens, our business and profitability may be significantly affected. Internet travel intermediaries also have recently been subject to regulatory scrutiny, particularly in Europe. The outcome of this regulatory activity may affect the ability of Hilton to compete for direct bookings through Hilton’s own internet channels, which could have an adverse impact on occupancy at our hotels in Europe.

In addition, although internet travel intermediaries have traditionally competed to attract individual consumers or “transient” business rather than group and convention business, in recent years they have expanded their business to include marketing to large group and convention business. If that growth continues, it could both divert group and convention business away from our hotels and also increase our cost of sales for group and convention business. Consolidation of internet travel intermediaries, and the entry of major internet companies into the internet travel bookings business, also could divert bookings away from Hilton’s websites and increase our cost of sales.

The loss of senior executives or key field personnel, such as general managers, could significantly harm our business.

Our ability to maintain our competitive position depends somewhat on the efforts and abilities of our senior executives. Finding suitable replacements for senior executives could be difficult. Losing the services of one or more of these senior executives could adversely affect strategic relationships, including relationships with Hilton or other hotel managers or franchisors, joint venture partners and vendors, and limit our ability to execute our business strategies.

We also rely on the general managers at each of our hotels to manage daily operations and oversee the efforts of employees. These general managers are trained professionals in the hospitality industry and have extensive experience in many markets worldwide. The failure by us, Hilton or other future third-party hotel managers to retain, train or successfully manage the general managers at our hotels could negatively affect our operations.

We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor, which could increase our operating costs, reduce the flexibility of our hotel managers to adjust the size of the workforce at our hotels and could materially and adversely affect our revenues and profitability.

We have entered into management agreements with Hilton to operate each of our hotels, with the exception of the Select Hotels. Hilton is generally responsible for hiring and maintaining the labor force at each of the hotels they manage. Although, with the exception of the Select Hotels, we generally do not directly employ or manage employees at our hotels, we are subject to many of the costs and risks generally associated with the hotel labor force. Increased labor costs due to factors like additional taxes or requirements to incur additional employee benefits costs, including the requirements of the Affordable Care Act, may adversely impact our operating costs. Labor costs can be particularly challenging at those of our hotels with unionized labor, and additional hotels may be subject to new collective bargaining agreements in the future.

From time to time, strikes, lockouts, public demonstrations or other negative actions and publicity may disrupt hotel operations at any of our hotels, negatively impact our reputation or the reputation of our brands, or harm relationships with the labor forces at our hotels. We also may incur increased legal costs and indirect labor costs as a result of contract disputes or other events. Additionally, hotels where our hotel managers have collective bargaining agreements with employees are more highly affected by labor force activities than others. The resolution of labor disputes or new or re-negotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. Furthermore, labor agreements may limit the ability of our hotel managers to reduce the size of hotel workforces during an economic downturn because collective bargaining agreements are negotiated between the hotel managers and labor unions. We do not have the ability to control the outcome of these negotiations.

Our active management and operation of the Select Hotels and the hotel laundry business may expose us to potential liabilities beyond those traditionally associated with lodging REITs.

In addition to owning hotels and engaging a hotel manager to operate our hotels, we also will manage and operate the Select Hotels and, through a TRS, manage and operate the hotel laundry business. Managing and operating the Select Hotels and the hotel laundry business will require us to employ significantly more people than a REIT that does not operate a business of such type and scale. In addition, managing and operating a hotel and hotel laundry business exposes us to potential liabilities associated with the operation of those businesses. Such potential liabilities are not typically associated with lodging REITs and include potential liabilities for environmental violations, wage and hour violations, workplace injury and other employment violations. In the event that one or more of the potential liabilities associated with managing and operating a hotel and hotel laundry business materializes, such liabilities could damage our reputation, and could adversely affect our financial position and results of operations, possibly to a material degree.

Failure to comply with laws and regulations applicable to our international operations may increase costs, reduce profits, limit growth or subject us to broader liability.

Our business operations in countries outside the U.S. are subject to a number of laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act (“FCPA”), as well as trade sanctions administered by the Office of Foreign Assets Control (“OFAC”). The FCPA is intended to prohibit bribery of foreign officials and requires us to keep books and records that accurately and fairly reflect our transactions. OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. Although we have policies in place designed to comply with applicable sanctions, rules and regulations, it is possible that hotels we own in the countries and territories in which we operate may provide services to persons subject to sanctions. In addition, some of our operations may be subject to the laws and regulations of non-U.S. jurisdictions, including the U.K.’s Bribery Act 2010, which contains significant prohibitions on bribery and other corrupt business activities, and other local anti-corruption laws in the countries and territories in which we conduct operations.

If we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm and incarceration of employees or restrictions on our operation or ownership of hotels and other properties, including the termination of ownership rights. In addition, in certain circumstances, the actions of parties affiliated with us (including Hilton, other hotel managers or franchisors, joint venture partners, and our and their respective employees and agents) may expose us to liability under the FCPA, U.S. sanctions or other laws. These restrictions could increase costs of operations, reduce profits or cause us to forgo development opportunities that would otherwise support growth.

In August 2012, Congress enacted the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRSHRA”), which expands the scope of U.S. sanctions against Iran and Syria. In particular, Section 219 of the ITRSHRA amended the Exchange Act of 1934, as amended (the “Exchange Act”) to require SEC-reporting companies to disclose in their periodic reports specified dealings or transactions involving Iran or other individuals and entities targeted by certain OFAC sanctions engaged in by the reporting company or any of its affiliates. These companies are required to separately file with the SEC a notice that such activities have been disclosed in the relevant periodic report, and the SEC is required to post this notice of disclosure on its website and send the report to the U.S. President and certain U.S. Congressional committees. The U.S. President thereafter is required to initiate an investigation and, within 180 days of initiating such an investigation with respect to certain disclosed activities, to determine whether sanctions should be imposed.

Under ITRSHRA, we will be required to report if we or any of our “affiliates” knowingly engaged in certain specified activities during a period covered by one of our Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q. We may engage in activities that would require disclosure pursuant to Section 219 of ITRSHRA. In addition, because the SEC defines the term “affiliate” broadly, it includes any entity controlled by us as well as any person or entity that controls us or is under common control with us. Because we may be deemed to be a controlled affiliate of Blackstone, affiliates of Blackstone may also be considered our affiliates. Hilton and other affiliates of Blackstone have in the past and may in the future be required to make disclosures pursuant to ITRSHRA, including the activities discussed in the disclosures included on Exhibit 99.2 to the registration statement of which this information statement forms a part, which disclosures are hereby incorporated by reference herein. Disclosure of such activities, even if such activities are permissible under applicable law, and any sanctions imposed on us or our affiliates as a result of these activities could harm our reputation and brands and have a negative impact on our results of operations.

Governmental regulation may adversely affect the operation of our properties.

In many jurisdictions, the hotel industry is subject to extensive foreign or U.S. federal, state and local governmental regulations, including those relating to the service of alcoholic beverages, the preparation and sale of food and those relating to building and zoning requirements. We and our hotel managers are also subject to licensing and regulation by foreign or U.S. state and local departments relating to health, sanitation, fire and safety standards, and to laws governing our relationships with employees, including minimum wage requirements, overtime, working conditions status and citizenship requirements. We and our hotel managers may be required to expend funds to meet foreign or U.S. federal, state and local regulations in connection with the continued operation or remodeling of certain of our properties. The failure to meet the requirements of applicable regulations and licensing requirements, or publicity resulting from actual or alleged failures, could have an adverse effect on our results of operations.

Foreign or U.S. environmental laws and regulations may cause us to incur substantial costs or subject us to potential liabilities.

We are subject to certain compliance costs and potential liabilities under various foreign and U.S. federal, state and local environmental, health and safety laws and regulations. These laws and regulations govern actions including air emissions, the use, storage and disposal of hazardous and toxic substances, and wastewater disposal. Our failure to comply with such laws, including any required permits or licenses, could result in substantial fines or possible revocation of our authority to conduct some of our operations. We could also be liable under such laws for the costs of investigation, removal or remediation of hazardous or toxic substances at our currently or formerly owned or leased real property or at third-party locations in connection with our waste disposal operations, regardless of whether or not we knew of, or caused, the presence or release of such substances. From time to time, we may be required to remediate such substances or remove, abate or manage asbestos, mold, radon gas, lead or other hazardous conditions at our properties. The presence or release of such toxic or hazardous substances could result in third-party claims for personal injury, property or natural resource damages, business interruption or other losses. Such claims and the need to investigate, remediate or otherwise address hazardous, toxic or unsafe conditions could adversely affect our operations, the value of any affected real property, or our ability to sell, lease or assign our rights in any such property, or could otherwise harm our business or reputation. Environmental, health and safety requirements have also become increasingly stringent, and our costs may increase as a result. New or revised laws and regulations or new interpretations of existing laws and regulations, such as those related to climate change, could affect the operation of our properties or result in significant additional expense and operating restrictions on us or our hotel managers.

The cost of compliance with the Americans with Disabilities Act and similar legislation outside of the U.S. may be substantial.

We are subject to the Americans with Disabilities Act (“ADA”) and similar legislation in certain jurisdictions outside of the U.S. Under the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. These regulations apply to accommodations first occupied after January 26, 1993; public accommodations built before January 26, 1993 are required to remove architectural barriers to disabled access where such removal is “readily achievable.” The regulations also mandate certain operational requirements that hotel operators must observe. The failure of a property to comply with the ADA could result in injunctive relief, fines, an award of damages to private litigants or mandated capital expenditures to remedy such noncompliance. Any imposition of injunctive relief, fines, damage awards or capital expenditures could adversely impact our business or results of operations. If we fail to comply with the requirements of the ADA, we could be subject to fines, penalties, injunctive action, reputational harm and other business effects which could materially and negatively affect our performance and results of operations.

Adverse judgments or settlements resulting from legal proceedings in which we may be involved in the normal course of our business could reduce our profits or limit our ability to operate our business.

In the normal course of our business, we are involved in various legal proceedings. Hilton and other third-party hotel managers that we may engage in the future, whom we indemnify for legal costs resulting from management of our hotels, may also be involved in various legal proceedings relating to the management of our hotels. The outcome of these proceedings cannot be predicted. If any of these proceedings were to be determined adversely to us or our third-party hotel managers or a settlement involving a payment of a material sum of money were to occur, it could materially and adversely affect our profits or ability to operate our business. Additionally, we could become the subject of future claims by third parties, including current or former third-party property owners, guests who use our properties, our employees, our investors or regulators. Any significant adverse judgments or settlements would reduce our profits and could limit our ability to operate our business. Further, we may incur costs related to claims for which we have appropriate third-party indemnity, but such third parties fail to fulfill their contractual obligations.

If the insurance that we carry does not sufficiently cover damage or other potential losses or liabilities to third parties involving our properties, our profits could be reduced.

We operate in certain areas where the risk of natural disaster or other catastrophic losses vary, and the occasional incidence of such an event could cause substantial damage to our properties or the surrounding area. We carry insurance from solvent insurance carriers that we believe is adequate for foreseeable first- and third-party losses and with terms and conditions that are reasonable and customary. Nevertheless, market forces beyond our control could limit the scope of the insurance coverage that we can obtain or may otherwise restrict our ability to buy insurance coverage at reasonable rates. In the event of a substantial loss, the insurance coverage that we carry may not be sufficient to pay the full value of our financial obligations, our liabilities or the replacement cost of any lost investment or property. Because certain types of losses are uncertain, they may be uninsurable or prohibitively expensive. In addition, there are other risks that may fall outside the general coverage terms and limits of our policies.

In some cases, these factors could result in certain losses being completely uninsured. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future revenues, profits, management fees or franchise fees from the property.

Terrorism insurance may not be available at commercially reasonable rates or at all.

Following the September 11, 2001 terrorist attacks in New York City and the Washington, D.C. area, Congress passed the Terrorism Risk Insurance Act of 2002, which established the Terrorism Risk Insurance Program (the “Program”) to provide insurance capacity for terrorist acts. The Program expired at the end of 2014 but was reauthorized, with some adjustments to its provisions, in January 2015 for six years through December 31, 2020. We carry insurance from solvent insurance carriers to respond to both first-party and third-party liability losses related to terrorism. We purchase our first-party property damage and business interruption insurance from a stand-alone market in place of and to supplement insurance from government run pools. If the Program is not extended or renewed upon its expiration in 2020, or if there are changes to the Program that would negatively affect insurance carriers, premiums for terrorism insurance coverage will likely increase and/or the terms of such insurance may be materially amended to increase stated exclusions or to otherwise effectively decrease the scope of coverage available, perhaps to the point where it is effectively unavailable.

Terrorist attacks and military conflicts may adversely affect the lodging industry.

The terrorist attacks on the World Trade Center and the Pentagon on September 11, 2001 underscore the possibility that large public facilities or economically important assets could become the target of terrorist attacks in the future. In particular, properties that are well-known or are located in concentrated business sectors in major cities where our hotels are located may be subject to the risk of terrorist attacks.

The occurrence or the possibility of terrorist attacks or military conflicts could:

•	cause damage to one or more of our properties that may not be fully covered by insurance to the value of the damages;

•	cause all or portions of affected properties to be shut down for prolonged periods, resulting in a loss of income;

•	generally reduce travel to affected areas for tourism and business or adversely affect the willingness of customers to stay in or avail themselves of the services of the affected properties;

•	expose us to a risk of monetary claims arising out of death, injury or damage to property caused by any such attacks; and

•	result in higher costs for security and insurance premiums or diminish the availability of insurance coverage for losses related to terrorist attacks, particularly for properties in target areas, all of which could adversely affect our results.

The occurrence of a terrorist attack with respect to one of our properties could directly and materially adversely affect our results of operations. Furthermore, the loss of any of our well-known buildings could indirectly affect the value of the brands with which we are affiliated, which would in turn adversely affect our business prospects.

Changes to accounting rules or regulations may adversely affect our reported financial condition and results of operations.

New accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. A change in accounting rules or regulations may require retrospective application and affect our reporting of transactions completed before the change is effective, and future changes to accounting rules or regulations may adversely affect our reported financial condition and results of operations. See Note 2: “Basis of Presentation and Summary of Significant Accounting Policies” in our audited combined consolidated financial statements included elsewhere in this information statement for a summary of accounting standards issued but not yet adopted.

Changes to estimates or projections used to assess the fair value of our assets, or operating results that are lower than our current estimates at certain locations, may cause us to incur impairment losses that could adversely affect our results of operations.

Our total assets include goodwill, intangible assets with finite useful lives and substantial amounts of long-lived assets, principally property and equipment, including hotel properties. We evaluate our goodwill for impairment on an annual basis or at other times during the year if events or circumstances indicate that it is more likely than not that the fair value is below the carrying value. We evaluate our intangible assets with finite useful lives and long-lived assets for impairment when circumstances indicate that the carrying amount may not be recoverable. Our evaluation of impairment requires us to make certain estimates and assumptions including projections of future results. After performing our evaluation for impairment, including an analysis to determine the recoverability of long-lived assets, we will record an impairment loss when the carrying value of the underlying asset, asset group or reporting unit exceeds its fair value. If the estimates or assumptions used in our evaluation of impairment change, we may be required to record additional impairment losses on certain of these assets. If these impairment losses are significant, our results of operations would be adversely affected.

Exchange rate fluctuations and foreign exchange hedging arrangements could result in significant foreign currency gains and losses and affect our business results.

Conducting business in currencies other than the U.S. dollar subjects us to fluctuations in currency exchange rates that could have a negative effect on our financial results. We earn revenues and incur expenses in foreign currencies as part of our operations outside of the U.S. As a result, fluctuations in currency exchange rates may significantly increase the amount of U.S. dollars required for foreign currency expenses or significantly decrease the U.S. dollars received from foreign currency revenues. We also have exposure to currency translation risk because, generally, the results of our business outside of the U.S. are reported in local currency and then translated to U.S. dollars for inclusion in our consolidated financial statements. As a result, changes between the foreign exchange rates and the U.S. dollar will affect the recorded amounts of our foreign assets, liabilities, revenues and expenses and could have a negative effect on our financial results. Our exposure to foreign currency exchange rate fluctuations will grow if the relative contribution of our operations outside the U.S. increases.

To attempt to mitigate foreign currency exposure, we may enter into foreign exchange hedging agreements with financial institutions. However, these hedging agreements may not eliminate foreign currency risk entirely and involve costs and risks of their own in the form of transaction costs, credit requirements and counterparty risk.

Risks Related to Our Indebtedness

Our indebtedness and other contractual obligations could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry and our ability to pay our debts and could divert our cash flow from operations for debt payments.

As of June 30, 2016, on a pro forma basis after giving effect to the spin-off and the Financing Transactions, our total indebtedness would have been approximately $3 billion. Our substantial debt and other contractual obligations could have important consequences, including:

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures, distributions to stockholders and to pursue future business opportunities;

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	exposing us to increased interest expense, as our degree of leverage may cause the interest rates of any future indebtedness (whether fixed or floating rate interest) to be higher than they would be otherwise;

•	exposing us to the risk of increased interest rates because certain of our indebtedness is at variable rates of interest;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants, could result in an event of default that accelerates our obligation to repay indebtedness;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, satisfaction of debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities that our leverage prevents us from exploiting.

Certain of our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The debt agreements that govern our outstanding indebtedness impose, and we expect that the credit agreement that will govern our anticipated new senior unsecured credit facilities will impose, significant operating and financial restrictions on us. These restrictions may limit our ability and/or the ability of our subsidiaries to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments to the issuers;

•	designate restricted subsidiaries as unrestricted subsidiaries; and

•	transfer or sell assets.

In addition, we expect that the credit agreement that will govern our new senior unsecured credit facilities will contain certain affirmative covenants that will require us to be in compliance with certain leverage and financial ratios and the mortgage-backed loans of our subsidiaries also will require them to maintain certain debt service coverage ratios and minimum net worth requirements.

As a result of these restrictions, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We may not be able to maintain compliance with these covenants in the future and, if we fail to do so, we may not be able to obtain waivers from the lenders and/or amend the covenants.

Our failure to comply with the restrictive covenants described above, as well as other terms of our other indebtedness and/or the terms of any future indebtedness from time to time, could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our financial condition and results of operations could be adversely affected.

Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on many factors, some of which are not within our control.

Our ability to make payments on our indebtedness, to fund planned capital expenditures and to make distributions to our stockholders will depend on our ability to generate cash in the future. To a certain extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to restructure or refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We may not be able to effect any of these actions on a timely basis, on commercially reasonable terms or at all, and these actions may not be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt arrangements may restrict us from effecting any of these alternatives. Finally, our ability to raise additional equity capital may be restricted because the issuance of our stock may cause the spin-off to be a taxable event for Hilton Parent under Section 355(e) of the Code, and under the Tax Matters Agreement, we could be required to indemnify Hilton Parent or HGV Parent for that tax and certain covenants may restrict issuances of our stock during the two-year period following the spin-off. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent Related to the Spin-Off—Tax Matters Agreement.”

Despite our current level of indebtedness, we may be able to incur substantially more debt and enter into other transactions, which could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness, including secured debt, in the future. Although we expect that the agreements that will govern substantially all of our indebtedness will contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions will be subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. In addition, our organizational documents contain no limitation on the amount of debt we may incur, and our board of directors may change our financing policy at any time without stockholder notice or approval. To the extent new debt is added to our current debt levels, the substantial leverage risks described in the preceding three risk factors would increase.

The use of debt to finance future acquisitions could restrict operations, inhibit our ability to grow our business and revenues, and negatively affect our business and financial results.

We intend to incur additional debt in connection with future hotel acquisitions. We may, in some instances, borrow under our anticipated senior unsecured revolving credit facility or borrow new funds to acquire hotels. In addition, we may incur mortgage debt by obtaining loans secured by a portfolio of some or all of the hotels that we own or acquire. If necessary or advisable, we also may borrow funds to make distributions to our stockholders to qualify and maintain our qualification as a REIT for U.S. federal income tax purposes. To the extent that we incur debt in the future and do not have sufficient funds to repay such debt at maturity, it may be necessary to refinance the debt through debt or equity financings, which may not be available on acceptable terms or at all and which could be dilutive to our stockholders. If we are unable to refinance our debt on acceptable terms or at all, we may be forced to dispose of hotels at inopportune times or on disadvantageous terms, which could result in losses. To the extent we cannot meet our future debt service obligations, we will risk losing to foreclosure some or all of our hotels that may be pledged to secure our obligation.

For tax purposes, a foreclosure of any of our hotels would be treated as a sale of the hotel for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the hotel, we would recognize taxable income on foreclosure, but we would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. In addition, we may give full or partial guarantees to lenders of mortgage debt on behalf of the entities that own our hotels. When we give a guarantee on behalf of an entity that owns one of our hotels, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any of our hotels are foreclosed on due to a default, our ability to pay cash distributions to our stockholders will be limited.

Hedging against interest rate exposure may adversely affect us.

Subject to maintaining our qualification as a REIT, we intend to manage our exposure to interest rate volatility by using interest rate hedging arrangements, such as cap agreements and swap agreements. These agreements involve the risks that these arrangements may fail to protect or adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability;

•	the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

•	the hedging counterparty owing money in the hedging transaction may default on its obligation to pay.

As a result of any of the foregoing, our hedging transactions, which are intended to limit losses, could have a material adverse effect on us. In addition, if we fail to maintain adequate hedging arrangements, an increase in interest rates would increase our interest expense on our floating rate debt, including our anticipated senior unsecured credit facilities, reducing our cash flow available for other corporate purposes, including investments and distributions to stockholders.

Covenants applicable to future debt could restrict our ability to make distributions to our stockholders, and as a result, we may be unable to make distributions necessary to qualify as a REIT, which could materially and adversely affect us and the market price of our common shares.

We intend to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. To qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under the Code. If, as a result of covenants applicable to our future debt, we are restricted from making distributions to our stockholders, we may be unable to make distributions necessary for us to avoid U.S. federal corporate income and excise taxes and to qualify and maintain our qualification as a REIT, which could materially and adversely affect us.

Risks Related to the Spin-Off

We may be responsible for U.S. federal income tax liabilities that relate to the distribution.

Unless waived by Hilton Parent, the completion of the spin-off is conditioned upon the absence of any withdrawal, invalidation or modification of the IRS Ruling in an adverse manner prior to the effective time of the spin-off. Although the IRS Ruling generally will be binding on the IRS, the continued validity of the IRS Ruling will be based upon and subject to the accuracy of factual statements and representations made to the IRS by Hilton Parent. In addition, there is a risk that the IRS could promulgate new administrative guidance prior to the spin-off that could adversely impact the tax-free treatment of the spin-off (even taking into account the receipt of the IRS Ruling). As a result of the IRS’s general ruling policy with respect to transactions under Section 355 of the Code, the IRS Ruling is limited to specified aspects of the spin-off under Section 355 of the Code and will not represent a determination by the IRS that all of the requirements necessary to obtain tax-free treatment to holders of Hilton Parent’s common stock and to Hilton Parent have been satisfied. Moreover, if any statement or representation upon which the IRS Ruling is based is incorrect or untrue in any material respect, or if the facts upon which the IRS Ruling is based are materially different from the facts that prevail at the time of the spin-off, the IRS Ruling could be invalidated. Additionally, recently enacted legislation denies tax-free treatment to a spin-off in which either the distributing corporation or the spun-off corporation is a REIT and prevents a distributing corporation or a spun-off corporation from electing REIT status for a 10-year period following a tax-free spin-off. Moreover, recently promulgated U.S. Treasury temporary regulations would require the recognition of taxable gain in connection with the spin-off of an entity that is a REIT or elects REIT status. Under effective date provisions, the legislation and temporary regulations do not apply to distributions described in a ruling request initially submitted to the IRS before December 7, 2015. Because the initial request for the IRS Ruling was submitted before that date and because we believe the distribution will be considered to have been described in that initial request, we believe the legislation and temporary regulations will not apply to the spin-off. However, no ruling will be obtained on that issue and thus no assurance can be given in that regard. In particular, the IRS or a court could disagree with our view regarding the effective date provisions based on any differences that exist between the description in the ruling request and the actual facts relating to the spin-off. If the effective date provisions did not apply to the spin-off, either the spin-off would not qualify for tax-free treatment or we would not be eligible to elect REIT status for a 10-year period following the spin-off.

In addition, the spin-off is conditioned on the receipt of an opinion of Spin-off Tax Counsel to the effect that the distributions of Park Parent and HGV Parent common stock should qualify as tax-free distributions under Section 355 of the Code. An opinion of Spin-off Tax Counsel is not binding on the IRS. Accordingly, the IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion. The opinion will be based on certain factual statements and representations, which, if incomplete or untrue in any material respect, could alter Spin-off Tax Counsel’s conclusions.

Hilton Parent is not aware of any facts or circumstances that would cause any such factual statements or representations in the IRS Ruling or the opinion of Spin-off Tax Counsel to be incomplete or untrue or cause the facts on which the IRS Ruling and legal opinion are based to be materially different from the facts at the time of the spin-off.

If all or a portion of the spin-off does not qualify as a tax-free transaction for any reason, including because any of the factual statements or representations in the IRS Ruling or the legal opinion are incomplete or untrue, because the facts upon which the IRS Ruling is based are materially different from the facts at the time of the spin-off or because one or more sales of our common stock, Hilton Parent common stock or HGV Parent common stock by our respective stockholders, including Blackstone, after the spin-off cause the spin-off not to qualify as a tax-free transaction, we would recognize a substantial gain attributable to the management and franchising business and/or the Timeshare business for U.S. federal income tax purposes, and Hilton Parent may recognize a substantial gain attributable to the Separated Real Estate business and/or Timeshare business for U.S. federal income tax purposes. In such case, under U.S. Treasury regulations, each member of the Hilton consolidated group at the time of the spin-off (including us and our subsidiaries) would be jointly and severally liable for the resulting entire amount of any U.S. federal income tax liability. Additionally, if the distribution of HGV Parent common stock and/or the distribution of Park Parent common stock do not qualify as tax-free under Section 355 of the Code, Hilton Parent stockholders will be treated as having received a taxable dividend to the extent of Hilton Parent’s current and accumulated earnings and profits and then would have a tax-free basis recovery up to the amount of their tax basis in their shares and then would have taxable gain from the sale or exchange of the shares to the extent of any excess.

Even if the spin-off otherwise qualifies as a tax-free transaction for U.S. federal income tax purposes, the distribution will be taxable to us and/or to Hilton Parent (but not to Hilton Parent stockholders) pursuant to Section 355(e) of the Code if there are (or have been) one or more acquisitions (including issuances) of our stock, the stock of HGV Parent or the stock of Hilton Parent, representing 50% or more, measured by vote or value, of the stock of any such corporation and the acquisition or acquisitions are deemed to be part of a plan or series of related transactions that include the distribution. Any acquisition of our common stock within two years before or after the distribution (with exceptions, including public trading by less-than-5% stockholders and certain compensatory stock issuances) generally will be presumed to be part of such a plan unless that presumption is rebutted. The resulting tax liability would be substantial, and under U.S. Treasury regulations, each member of the Hilton consolidated group at the time of the spin-off (including us and our subsidiaries) would be jointly and severally liable for the resulting U.S. federal income tax liability.

We will agree not to enter into certain transactions that could cause any portion of the spin-off to be taxable to Hilton Parent, including under Section 355(e) of the Code. Pursuant to the Tax Matters Agreement, we also will agree to indemnify Hilton Parent and HGV Parent for any tax liabilities resulting from such transactions or other actions we take, and Hilton Parent and HGV Parent will agree to indemnify us for any tax liabilities resulting from transactions entered into by Hilton Parent or HGV Parent. These obligations may discourage, delay or prevent a change of control of our company. For additional detail, see “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent Related to the Spin-Off—Tax Matters Agreement.”

We may be unable to take certain actions after the spin-off because such actions could jeopardize the tax-free status of the spin-off, and such restrictions could be significant.

To preserve the tax-free treatment of the spin-off, for the initial two-year period following the spin-off, we are prohibited, except in limited circumstances, from taking or failing to take certain actions that would prevent the spin-off and related transactions from being tax-free, including: (1) entering into any transaction pursuant to which our stock would be acquired, whether by merger or otherwise; (2) issuing any equity securities or securities that could possibly be converted into our equity securities (other than with respect to the Purging Distribution); or (3) repurchasing our equity securities.

These restrictions may limit our ability to issue equity and to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. In addition, if we take, or fail to take, actions that prevent the spin-off and related transactions from being tax-free, we could be liable for the adverse tax consequences resulting from such actions. For a more detailed description, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”

The spin-off and related transactions may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal distribution requirements.

The spin-off could be challenged under various state and federal fraudulent conveyance laws. An unpaid creditor or an entity vested with the power of such creditor (such as a trustee or debtor-in-possession in a bankruptcy) could claim that Hilton Parent did not receive fair consideration or reasonably equivalent value in the spin-off, and that the spin-off left Hilton Parent insolvent or with unreasonably small capital or that Hilton Parent intended or believed it would incur debts beyond its ability to pay such debts as they mature. If a court were to agree with such a plaintiff, then such court could void the spin-off as a fraudulent transfer and could impose a number of different remedies, including without limitation, returning our assets or your shares in our company to Hilton Parent or providing Hilton Parent with a claim for money damages against us in an amount equal to the difference between the consideration received by Hilton Parent and the fair market value of our company at the time of the spin-off.

In addition, the Purging Distribution by Park Parent, could similarly be challenged as a fraudulent conveyance or transfer. If a court were to find that the Purging Distribution was a fraudulent transfer or conveyance, a court could void the Purging Distribution, require stockholders to return to us some or all of the Purging Distribution or require stockholders to pay as money damages an equivalent of the value of the Purging Distribution. Moreover, stockholders could be required to return any dividends previously paid by us.

The measure of insolvency for purposes of the fraudulent conveyance laws may vary depending on which jurisdiction’s law is applied. Generally, however, an entity would be considered insolvent if the fair saleable value of its assets is less than the amount of its liabilities (including the probable amount of contingent liabilities), and such entity would be considered to have unreasonably small capital if it lacked adequate capital to conduct its business in the ordinary course and pay its liabilities as they become due. No assurance can be given as to what standard a court would apply to determine insolvency or that a court would determine that Hilton Parent were solvent at the time of or after giving effect to the spin-off, including the distribution of our common stock, or that Park Parent were solvent at the time of or after giving effect to the Purging Distribution.

We could be required to assume responsibility for obligations allocated to Hilton Parent or Hilton Grand Vacations under the Distribution Agreement.

Under the Distribution Agreement and related ancillary agreements, from and after the spin-off, each of Hilton Parent, Park Hotels & Resorts and Hilton Grand Vacations will be generally responsible for the debts, liabilities and other obligations related to the business or businesses which they own and operate following the consummation of the spin-off. Although we do not expect to be liable for any obligations that are not allocated to us under the Distribution Agreement, a court could disregard the allocation agreed to between the parties, and require that we assume responsibility for obligations allocated to Hilton Parent or Hilton Grand Vacations (for example, tax and/or environmental liabilities), particularly if Hilton Parent or Hilton Grand Vacations were to refuse or were unable to pay or perform the allocated obligations. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent Related to the Spin-Off—Distribution Agreement.”

In addition, losses in respect of certain shared contingent liabilities, which generally are not specifically attributable to any of the Separated Real Estate business, the Timeshare business or the retained business of Hilton, will be determined on or prior to the date on which the Distribution Agreement is entered. The percentage of shared contingent liabilities for which we are responsible will be fixed in a manner that is intended to approximate our estimated enterprise value on the distribution date relative to the estimated enterprise values of Hilton Grand Vacations and Hilton. Subject to certain limitations and exceptions, Hilton will generally be vested with the exclusive management and control of all matters pertaining to any such shared contingent liabilities, including the prosecution of any claim and the conduct of any defense. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent Related to the Spin-Off—Distribution Agreement.”

We do not have a recent operating history as an independent company and our historical financial information does not predict our future results.

The historical financial information we have included in this information statement has been derived from the consolidated financial statements of Hilton Parent and does not necessarily reflect what our financial position, results of operations and cash flows would have been as a separate, stand-alone entity during the periods presented. Hilton Parent did not account for us, and we were not operated, as a single stand-alone entity for the periods presented. The costs and expenses reflected in our historical financial statements include an allocation for certain corporate functions historically provided by Hilton Parent. These allocations were based on what we and Hilton Parent considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. The historical information does not necessarily indicate what our results of operations, financial position, cash flows or costs and expenses will be in the future. Our pro forma adjustments reflect changes that may occur in our funding and operations as a result of the separation. However, there can be no assurances that these adjustments will reflect our costs as a publicly traded, stand-alone company. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Combined Consolidated Financial Data,” “Unaudited Pro Forma Combined Consolidated Financial Statements” and the notes to those statements included elsewhere in this information statement.

We may incur greater costs as an independent company than we did when we were part of Hilton.

As part of Hilton, we can take advantage of its size and purchasing power in procuring certain goods and services such as insurance and health care benefits, and technology such as computer software licenses. We also rely on Hilton to provide various corporate functions. After the spin-off, as a separate, independent entity, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable to us as those we obtained prior to the distribution. We may also incur costs for functions previously performed by Hilton that are higher than the amounts reflected in our historical financial statements, which could cause our profitability to decrease.

Our ability to meet our capital needs may be harmed by the loss of financial support from Hilton.

The loss of financial support from Hilton could harm our ability to meet our capital needs. Hilton can currently provide certain capital that may be needed in excess of the amounts generated by our operating activities and historically has provided financing to us at rates that we believe are not representative of the cost of financing that we will incur as a stand-alone company. After the spin-off, we expect to obtain any funds needed in excess of the amounts generated by our operating activities through the capital markets or bank financing, and not from Hilton. However, given the smaller relative size of our company, as compared to Hilton after the spin-off, we may incur higher debt servicing and other costs relating to new indebtedness than we would have otherwise incurred as a part of Hilton. As a stand-alone company, the cost of our financing also will depend on other factors such as our performance and financial market conditions generally. Further, we cannot guarantee you that we will be able to obtain capital market financing or credit on favorable terms, or at all, in the future. We cannot assure you that our ability to meet our capital needs, including servicing our own debt, will not be harmed by the loss of financial support from Hilton.

We may be unable to achieve some or all of the benefits that we expect to achieve from the spin-off.

As discussed under “The Spin-Off—Reasons for the Spin-Off,” we and Hilton believe that a tax-free spin-off will enhance our long-term value. However, by separating from Hilton, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of Hilton. In addition, we may not be able to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all.

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the distribution, and failure to achieve and maintain effective internal controls could have a material adverse effect on our business and the price of our common stock.

Our financial results previously were included within the consolidated results of Hilton Parent, and we believe that our financial reporting and internal controls were appropriate for a subsidiary of a public company. However, we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the distribution, we will be directly subject to reporting and other obligations under the Exchange Act. Beginning with our Annual Report on Form 10-K for the year ending December 31, 2017, we will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) which will require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm as to whether we maintained, in all material respects, effective internal controls over financial reporting as of the last day of the year. These reporting and other obligations may place significant demands on our management, administrative and operational resources, including accounting systems and resources.

The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. Under the Sarbanes-Oxley Act, we are required to maintain effective disclosure controls and procedures and internal controls over financial reporting. To comply with these requirements, we may need to upgrade our systems; implement additional financial and management controls, reporting systems and procedures; and hire additional accounting and finance staff. We expect to incur additional annual expenses for the purpose of addressing these requirements, and those expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, information technology systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired.

If, during periods we are required to assess the effectiveness of our internal controls, we are unable to conclude that we have effective internal controls over financial reporting or our independent public accounting firm is unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls as required by Section 404 of the Sarbanes-Oxley Act, we may be unable to report our financial information on a timely basis, investors may lose confidence in our operating results, the price of our common stock could decline and we may be subject to litigation or regulatory enforcement actions, which would require additional financial and management resources. This could have a material adverse effect on our business and lead to a decline in the price of our common stock.

Following the spin-off, we will be dependent on Hilton Parent to provide certain services pursuant to the Transition Services Agreement.

Currently, we rely on Hilton Parent to provide certain corporate and administrative services such as certain information technology, financial and human resource services. We expect to develop the capability to provide all such services internally at Park Hotels & Resorts. However, to the extent that we are unable to develop such capabilities prior to the separation, we will rely on Hilton Parent to continue to provide certain services for a period of time pursuant to a Transition Services Agreement that we intend to enter in connection with the spin-off. If Hilton Parent is unable or unwilling to provide such services pursuant to the Transition Services Agreement, or if the agreement is terminated prior to the end of its term, we may be unable to provide such services ourselves or we may have to incur additional expenditures to obtain such services from another provider.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements related to the spin-off.

We expect that the agreements related to the spin-off, including the Distribution Agreement, Employee Matters Agreement, Tax Matters Agreement, Transition Services Agreements and any other agreements, will be negotiated in the context of our separation from Hilton while we are still part of Hilton. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of the agreements being negotiated in the context of our separation are related to, among other things, allocations of assets and liabilities, rights and indemnification and other obligations among Hilton Parent, Hilton Grand Vacations and us. To the extent that certain terms of those agreements provide for rights and obligations that could have been procured from third parties, we may have received better terms from third parties because third parties may have competed with each other to win our business. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent Related to the Spin-Off.”

The spin-off may not be completed on the terms or timeline currently contemplated, if at all.

We are actively engaged in planning for the spin-off. We expect to incur expenses in connection with the spin-off and any delays in the anticipated completion of the distribution may increase these expenses. Unanticipated developments could delay or negatively impact the distribution, including those related to the filing and effectiveness of appropriate filings with the SEC, the listing of our common stock on a trading market, obtaining the tax opinion regarding the tax-free nature of the spin-off and receiving any required regulatory approvals. In addition, Hilton Parent’s board of directors may, in its absolute and sole discretion, decide at any time prior to the consummation of the spin-off not to proceed with the spin-off. Therefore, we cannot assure that the spin-off will be completed. Until the consummation of the spin-off, Hilton Parent’s board of directors will have the sole and absolute discretion to determine and change the terms of the spin-off, including the establishment of the record date and distribution date.

Risks Related to our REIT Status and Certain Other Tax Items

If we do not qualify and maintain our qualification as a REIT, we will be subject to tax as a regular corporation and could face a substantial tax liability.

We intend to elect to be taxed as a REIT for U.S. federal income tax purposes beginning immediately after the distribution. We expect to continue to operate so as to qualify as a REIT under the Code. However, qualification as a REIT involves the interpretation and application of highly technical and complex Code provisions for which no or only a limited number of judicial or administrative interpretations exist. Notwithstanding the availability of cure provisions in the Code, we could fail to meet various compliance requirements, which could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

•	we would be taxed as a regular domestic corporation, which under current laws, among other things, means being unable to deduct distributions to stockholders in computing taxable income and being subject to U.S. federal income tax on our taxable income at regular corporate income tax rates;

•	any resulting tax liability could be substantial and could have a material adverse effect on our book value and financial condition;

•	unless we were entitled to relief under applicable statutory provisions, we would be required to pay taxes, and thus, our cash available for distribution to stockholders would be reduced for each of the years during which we did not qualify as a REIT and for which we had taxable income; and

•	we generally would not be eligible to requalify as a REIT for the subsequent four full taxable years.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, any of our domestic TRSs will be subject to regular corporate federal, state and local taxes. Any of these taxes would decrease cash available for distributions to stockholders.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

We have no operating history as a REIT, and our inexperience may impede our ability to successfully manage our business or implement effective internal controls.

We have no operating history as a REIT. We cannot assure you that our past experience will be sufficient to successfully operate our company as a REIT. Upon completion of the spin-off, we will be required to implement substantial control systems and procedures to qualify and maintain our qualification as a REIT. As a result, we will incur significant legal, accounting and other expenses that we have not previously incurred, and our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations and establish the corporate infrastructure and controls demanded of a REIT. These costs and time commitments could be substantially more than we currently expect. Therefore, our historical combined consolidated and unaudited pro forma condensed combined consolidated financial statements may not be indicative of our future costs and performance as a REIT.

If the distribution is not considered grandfathered under new REIT legislation, we will not be eligible to elect REIT status for a 10-year period following the spin-off.

Recently enacted legislation denies tax-free treatment to a spin-off in which either the distributing corporation or the spun-off corporation is a REIT and prevents a distributing corporation or a spun-off corporation from electing REIT status for a 10-year period following a tax-free spin-off. Moreover, recently promulgated U.S. Treasury temporary regulations would require the recognition of taxable gain in connection with the spin-off of an entity that is a REIT or elects REIT status. Under effective date provisions, the legislation and temporary regulations do not apply to distributions described in a ruling request initially submitted to the IRS before December 7, 2015. Because the initial request for the IRS Ruling was submitted before that date and because we believe the distribution will be considered to have been described in that initial request, we believe the legislation will not apply to the spin-off. However, no ruling will be obtained on that issue and thus no assurance can be given in that regard. In particular, the IRS or a court could disagree with our view regarding the effective date provisions based on any differences that exist between the description in the ruling request and the actual facts relating to the spin-off. If the effective date provisions did not apply to the spin-off, either the spin-off would not qualify for tax-free treatment or we would not be eligible to elect REIT status for a 10-year period following the spin-off.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities and limit our expansion opportunities.

To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, our sources of income, the nature of our investments in real estate and related assets, the amounts we distribute to our stockholders and the ownership of our stock. We may also be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Thus, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may force us to liquidate or restructure otherwise attractive investments.

To qualify as a REIT, we must also ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investments in securities cannot include more than 10% of the outstanding voting securities of any one issuer or 10% of the total value of the outstanding securities of any one issuer unless we and such issuer jointly elect for such issuer to be treated as a TRS under the Code. The total value of all of our investments in TRSs cannot exceed 25% of the value of our total assets (and 20% in taxable years beginning after December 31, 2017). No more than 5% of the value of our assets can consist of the securities of any one issuer other than a TRS. In addition, not more than 25% of our total assets may be represented by debt instruments issued by publicly offered REITs that are “nonqualified” debt instruments. If we fail to comply with these requirements, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our liabilities. Any income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets (each such hedge, a “Borrowings Hedge”), or to manage risk of foreign currency exchange rate fluctuations with respect to any item of qualifying income (each such hedge, a “Currency Hedge”), if clearly identified under applicable Treasury Regulations, does not constitute “gross income” for purposes of the 75% or 95% gross income tests that we must satisfy to qualify and maintain our qualification as a REIT. This exclusion from the 95% and 75% gross income tests also will apply if we previously entered into a Borrowings Hedge or a Currency Hedge, a portion of the hedged indebtedness or property is disposed of and in connection with such extinguishment or disposition, we enter into a new properly identified hedging transaction to offset the prior hedging position. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See “Material U.S. Federal Income Tax Considerations—Taxation of Park Parent.” As a result of these rules, we intend to limit our use of advantageous hedging techniques or implement those hedges through one or more domestic TRSs. This could increase the cost of our hedging activities because our TRSs would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in any TRS generally will not provide any tax benefit, except for being carried forward against future taxable income in such TRS.

Complying with REIT requirements may force us to borrow to make distributions to stockholders.

From time to time, our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations, we may be unable to distribute substantially all of our taxable income as required by the REIT provisions of the Code. Thus, we could be required to borrow funds, raise additional equity capital, sell a portion of our assets at disadvantageous prices or find another alternative. These options could increase our costs or reduce our equity.

The ownership of our TRSs (including our TRS lessees) increases our overall tax liability.

Our domestic TRSs will be subject to U.S. federal, state and local income tax on their taxable income, which in the case of our TRS lessees, will consist of the revenues from the hotels leased by our TRS lessees, net of the operating expenses for such hotels and rent payments to us. Accordingly, although our ownership of our TRS lessees will allow us to participate in the operating income from our hotels in addition to receiving rent, that operating income will be fully subject to income tax. The after-tax net income of each TRS lessee is available for distribution to us.

Our TRS lessee structure subjects us to the risk of increased hotel operating expenses that could adversely affect our operating results and our ability to make distributions to stockholders.

Our leases with our TRS lessees require such TRS lessees to pay us rent based in part on revenues from our hotels. Our operating risks include decreases in hotel revenues and increases in hotel operating expenses, including but not limited to the increases in wage and benefit costs, repair and maintenance expenses, energy costs, property taxes, insurance costs and other operating expenses, which would adversely affect each TRS lessees’ ability to pay us rent due under the leases.

Increases in these operating expenses can have a significant adverse impact on our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our stockholders.

Our ownership of our TRSs, and any other TRSs we form, will be subject to limitations, and our transactions with our TRSs, and any other TRSs we form, will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs (and 20% in taxable years beginning after December 31, 2017). In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. The 100% tax would apply, for example, to the extent that we were found to have charged our TRS lessees rent in excess of an arm’s-length rent. Furthermore, it is our policy to evaluate material intercompany transactions and to attempt to set the terms of such transactions so as to achieve substantially the same result as they believe would have been the case if they were unrelated parties. As a result, we believe that all material transactions between and among us and the entities in which we own a direct or indirect interest have been and will be negotiated and structured with the intention of achieving an arm’s-length result and that the potential application of the 100% excise tax will not have a material effect on us. There can be no assurance, however, that we will be able to comply with the TRS limitation or to avoid application of the 100% excise tax.

If the leases of our hotels to our TRS lessees are not respected as true leases for U.S. federal income tax purposes, we will fail to qualify as a REIT.

To qualify as a REIT, we must annually satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as “rents from real property.” Rents paid to us by our TRS lessees pursuant to the leases of our hotels will constitute substantially all of our gross income. In order for such rent to qualify as “rents from real property” for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, financing arrangements, joint ventures or some other type of arrangement. If our leases are not respected as true leases for U.S. federal income tax purposes, we will fail to qualify as a REIT.

If Hilton or any other future third-party hotel managers do not qualify as “eligible independent contractors,” or if our hotels are not “qualified lodging facilities,” we will fail to qualify as a REIT.

Rent paid by a lessee that is a “related party tenant” of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. An exception is provided, however, for leases of “qualified lodging facilities” to a TRS so long as the hotels are managed by an “eligible independent contractor” and certain other requirements are satisfied. We expect to lease all or substantially all of our hotels to our TRS lessees and to engage third-party hotel managers (including Hilton, which manages nearly all of our hotels) that qualify as “eligible independent contractors.” Among other requirements, to qualify as an eligible independent contractor (i) the hotel manager and/or one or more actual or constructive owners of 10% or more of the hotel manager cannot own, actually or constructively, more than 35% of our outstanding shares, and (ii) one or more actual or constructive owners of more than 35% of the hotel manager cannot own 35% or more of our outstanding shares (determined by taking into account only the shares held by persons owning, actually or constructively, more than 5% of our outstanding shares because our shares will be regularly traded on an established securities market and, if the stock of the hotel manager is regularly traded on an established securities market, determined by taking into account only shares held by persons owning, actually or constructively, more than 5% of the publicly traded stock of the hotel manager). The ownership attribution rules that apply for purposes of these 35% thresholds are complex, and monitoring actual and constructive ownership of our shares by our hotel managers and their owners may not be practical. Accordingly, there can be no assurance that these ownership levels will not be exceeded, in particular, with respect to Hilton.

In addition, for a hotel management company to qualify as an eligible independent contractor, such company or a related person must be actively engaged in the trade or business of operating “qualified lodging facilities” (as defined below) for one or more persons not related to the REIT or its TRSs at each time that such company enters into a hotel management contract with a TRS or its TRS lessee. As of the date hereof, we believe Hilton operates qualified lodging facilities for certain persons who are not related to us or our TRSs. However, no assurances can be provided that any of our current and future hotel managers will in fact comply with this requirement. Failure to comply with this requirement would require us to find other hotel managers for future contracts, and, if we hired a management company without knowledge of the failure, it could jeopardize our status as a REIT.

Finally, each property with respect to which our TRS lessees pay rent must be a “qualified lodging facility.” A “qualified lodging facility” is a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis, including customary amenities and facilities, provided that no wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. As of the date hereof, we believe that the properties that are leased to our TRS lessees are qualified lodging facilities. Although we intend to monitor future acquisitions and improvements of properties, REIT provisions of the Code provide no or only limited guidance for making determinations under the requirements for qualified lodging facilities, and there can be no assurance that these requirements will be satisfied.

Our amended and restated certificate of incorporation will not permit any person to own more than 4.9% of our outstanding common stock or more than 4.9% of any outstanding class or series of our preferred stock, and attempts to acquire our common stock or any class or series of our preferred stock in excess of these 4.9% limits would not be effective without an exemption from these limits by our board of directors.

For us to qualify as a REIT under the Code, not more than 50% of the value of our outstanding stock may be owned directly or indirectly, by five or fewer individuals (including certain entities treated as individuals for this purpose) during the last half of a taxable year. In addition, for the rental income we receive on the hotels leased to our TRS lessees and managed by Hilton (or another hotel manager) to be qualifying REIT income, Hilton (or the other hotel manager) must qualify as an “eligible independent contractor.” For Hilton (or another hotel manager) to qualify as an “eligible independent contractor,” there cannot be 35% or more overlapping ownership between our stock and Hilton Parent stock (or the other hotel manager’s stock), counting, for this purpose, only persons owning more than 5% of our outstanding stock and more than 5% of the outstanding Hilton Parent stock (or other hotel manager’s stock), provided our stock and Hilton Parent stock (or other hotel manager’s stock) is regularly traded on an established securities market. For the purpose of assisting our qualification as a REIT for U.S. federal income tax purposes, among other purposes, our amended and restated certificate of incorporation will prohibit beneficial or constructive ownership by any person (other than certain existing holders and certain transferees) of more than 4.9%, in value or by number of shares, whichever is more restrictive, of the outstanding shares of our common stock or more than 4.9%, in value or by number of shares, whichever is more restrictive, of any outstanding class or series of our preferred stock, which we refer to as the “ownership limit.” We expect that, prior to the completion of the spin-off, our board of directors will grant an exemption from the ownership limit to Blackstone, HNA and their respective affiliates. The constructive ownership rules under the Code and our amended and restated certificate of incorporation are complex and may cause shares of the outstanding common stock or preferred stock owned by a group of related persons to be deemed to be constructively owned by one person. As a result, the acquisition of less than 4.9% of our outstanding common stock or any class or series of our preferred stock by a person could cause a person to own constructively in excess of 4.9% of our outstanding common stock or any class or series of our preferred stock, respectively, and thus violate the ownership limit. There can be no assurance that our board of directors, as permitted in the amended and restated certificate of incorporation, will not decrease this ownership limit in the future. Any attempt to own or transfer shares of our common stock or preferred stock in excess of the ownership limit without the consent of our board of directors will result either in the shares in excess of the limit being transferred by operation of the amended and restated certificate of incorporation to a charitable trust, and the person who attempted to acquire such excess shares will not have any rights in such excess shares, or in the transfer being void.

The ownership limit may have the effect of precluding a change in control of us by a third party, even if such change in control would be in the best interests of our stockholders or would result in receipt of a premium to the price of our common stock (and even if such change in control would not reasonably jeopardize our REIT status). The exemptions to the ownership limit granted to date may limit our board of directors’ power to increase the ownership limit or grant further exemptions in the future.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum U.S. federal income tax rate applicable to qualified dividend income payable to certain non-corporate U.S. stockholders has been reduced by legislation to 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate qualified dividends could cause certain non-corporate investors to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

We may be subject to adverse legislative or regulatory tax changes that could increase our tax liability, reduce our operating flexibility and reduce the price of our common stock.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. We urge you to consult with your tax advisor with respect to the impact of recent legislation on your investment in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares. Although REITs generally receive certain tax advantages compared to entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be treated for U.S. federal income tax purposes as a corporation. As a result, our amended and restated certificate of incorporation provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a regular corporation, without the approval of our stockholders.

Even if we qualify to be subject to tax as a REIT, we could be subject to tax on any unrealized net built-in gains in our assets held before electing to be treated as a REIT.

Following our REIT election, we will own appreciated assets that were held by a C corporation and will be acquired by us in a transaction in which the adjusted tax basis of the assets in our hands will be determined by reference to the adjusted basis of the assets in the hands of the C corporation. If we dispose of any such appreciated assets during the ten-year period following our intended qualification as a REIT, we will be subject to tax at the highest corporate tax rates on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that we became a REIT over the adjusted tax basis of such assets on such date, which are referred to as built-in gains. We would be subject to this tax liability even if we qualify and maintain our status as a REIT. Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and our distribution requirement. Any tax on the recognized built-in gain will reduce REIT taxable income. We may choose not to sell in a taxable transaction appreciated assets we might otherwise sell during the ten-year period in which the built-in gain tax applies to avoid the built-in gain tax. However, there can be no assurances that such a taxable transaction will not occur. If we sell such assets in a taxable transaction, the amount of corporate tax that we will pay will vary depending on the actual amount of net built-in gain or loss present in those assets as of the time we became a REIT. The amount of tax could be significant.

There are uncertainties relating to the Purging Distribution.

Hilton Parent will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the spin-off between Hilton Parent, Hilton Grand Vacations and us in a manner that, in its best judgment, is in accordance with the provisions of the Code. As a result of our intended election to be treated as a REIT for U.S. federal income tax purposes, to comply with certain REIT qualification requirements, we will declare a dividend to our stockholders to distribute our accumulated earnings and profits attributable to non-REIT years, including the earnings and profits allocated to us in connection with the spin-off and the earnings and profits generated by us in our taxable year ending on the date of the spin-off. Failure to declare the Purging Distribution before          and pay it before          could result in our disqualification as a REIT. The amount of earnings and profits to be distributed is a complex factual and legal determination. We currently believe and intend that our Purging Distribution will satisfy the requirements relating to the distribution of our pre-REIT accumulated earnings and profits. No assurance can be given, however, that the IRS will agree with our calculation or Hilton Parent’s allocation of earnings and profits to us. If the IRS is successful in asserting that we have additional amounts of pre-REIT earnings and profits, there are procedures generally available to cure any failure to distribute all of our pre-REIT earnings and profits, but there can be no assurance that we will be able to successfully implement such procedures.

We will pay the Purging Distribution in a combination of common stock and cash and may pay other dividends on our common stock in a combination of common stock and cash. Our stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.

We will pay the Purging Distribution in a combination of cash and common stock. Each stockholder will be permitted to elect to receive the stockholder’s entire entitlement under the Purging Distribution in either cash or common stock, subject to the limitation on the amount of cash to be distributed in the aggregate to all of our stockholders (the “Cash Limitation”). The Cash Limitation will in no event be less than 20% of the Purging Distribution declaration (without regard to any cash that may be paid in lieu of fractional shares). If our stockholders elect to receive an amount of cash in excess of the Cash Limitation, each such electing stockholder will receive a pro rata amount of cash corresponding to the stockholder’s respective entitlement under the Purging Distribution declaration. In the Purging Distribution and any other distribution paid in a combination of cash and common stock, stockholders will be required to report dividend income as a result of such distribution even though we distributed no cash or only nominal amounts of cash to such stockholder.

In addition, in connection with our qualification as a REIT, we are required to annually distribute to our stockholders at least 90% of our REIT taxable income (which does not equal net income, as calculated in accordance with U.S. GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain. To satisfy this requirement, we may make distributions that are payable in cash and/or shares of our common stock (which could account for a significant amount of such distributions) at the election of each stockholder. Taxable stockholders receiving such distributions will be required to include the full amount of such distributions as ordinary dividend income to the extent of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, U.S. stockholders may be required to pay income taxes with respect to such distributions in excess of the cash portion of the distribution received. Accordingly, U.S. holders receiving a distribution of our shares may be required to sell shares received in such distribution or may be required to sell other stock or assets owned by them, at a time that may be disadvantageous, to satisfy any tax imposed on such distribution. If a U.S. stockholder sells the stock that it receives as part of the distribution to pay this tax, the sales proceeds may be less than the amount it must include in income with respect to the distribution, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. holders, we may be required to withhold U.S. tax with respect to such distribution, including in respect of all or a portion of such distribution that is payable in stock, by withholding or disposing of part of the shares included in such distribution and using the proceeds of such disposition to satisfy the withholding tax imposed. In addition, if a significant number of our stockholders determine to sell shares of our common stock to pay taxes owed on dividend income, such sale may put downward pressure on the market price of our common stock.

Various tax aspects of such a taxable cash/stock distribution are uncertain and have not yet been addressed by the IRS. No assurance can be given that the IRS will not impose requirements in the future with respect to taxable cash/stock distributions, including on a retroactive basis, or assert that the requirements for such taxable cash/stock distributions have not been met.

If the total cash payable to stockholders in the Purging Distribution is limited, the amount of cash received by each stockholder is dependent on the election of other stockholders.

The total amount of cash payable in the Purging Distribution will be limited to no less than 20% of the total value of the Purging Distribution (without regard to any cash that may be paid in lieu of fractional shares). The balance of the Purging Distribution will be in the form of shares of our common stock. Each stockholder will be permitted to elect to receive the stockholder’s entire entitlement under the Purging Distribution in either cash or our common stock, subject to the Cash Limitation. If our stockholders elect to receive an amount of cash in excess of the Cash Limitation, or less than 20% of the total value of the Purging Distribution, each such electing stockholder will receive a pro rata amount of cash corresponding to the stockholder’s respective entitlement under the Purging Distribution declaration. Therefore, stockholders may not receive exactly the dividend that they elect and may receive a pro rata amount of the Cash Limitation and shares of our common stock.

Risks Related to Ownership of Our Common Stock

Upon consummation of the spin-off, approximately            % of the voting power in Park Parent will be controlled by Blackstone and its affiliates and upon consummation of the Sale, 25% of the voting power in Park Parent will be controlled by HNA and their respective interests may conflict with ours or yours in the future.

Immediately following the spin-off, Blackstone and its affiliates will beneficially own approximately             % of our common stock, although less than a majority of the total voting power and upon consummation of the Sale, 25% of the voting power in Park Parent will be controlled by HNA. We expect that              members of our initial board of directors will be Blackstone employees and upon consummation of the Sale our board of directors will include designees of HNA. Accordingly, for so long as Blackstone, HNA and their respective affiliates retain significant ownership of us, Blackstone and HNA will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as Blackstone, HNA and their respective affiliates continue to own a significant percentage of our stock, Blackstone or HNA may be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.

Blackstone, HNA and their respective affiliates engage in a broad spectrum of activities, including investments in real estate generally and in the hospitality industry in particular. In the ordinary course of their business activities, Blackstone, HNA and their respective affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. For example, all of the hotels that we own or lease as of the date of this information statement utilize brands licensed from Hilton, and each of these hotels, other than the Select Hotels, will be operated by Hilton under management agreements with Hilton. Blackstone and its affiliates own, and upon consummation of the Sale, HNA will own, a significant portion of the outstanding stock of Hilton Parent and have significant influence with respect to the management, business plans and policies of Hilton Parent. In addition, Blackstone and its affiliates own interests in Extended Stay America, Inc. and La Quinta Holdings Inc., and Blackstone, HNA and their respective affiliates own certain other investments in the hotel industry and may pursue ventures that compete directly or indirectly with us. Moreover, affiliates of Blackstone or HNA may directly and indirectly own interests in other third-party hotel management companies and franchisors with whom we may engage in the future, may compete with us for investment opportunities and may enter into other transactions with us, including hotel development projects, that could result in their having interests that could conflict with ours. Our amended and restated certificate of incorporation will provide that none of Blackstone, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Upon consummation of the Sale, we expect our charter to include a similar provision with respect to HNA. Blackstone or HNA also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may be unavailable to us. In addition, Blackstone or HNA may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their respective investments, even though such transactions might involve risks to you.

Our board of directors may change significant corporate policies without stockholder approval.

Our investment, financing, borrowing and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of our board of directors without a vote of our stockholders. Our amended and restated certificate of incorporation also will provide that our board of directors may revoke or otherwise terminate our REIT election without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT. In addition, our board of directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements. A change in these policies or the termination of our REIT election could have an adverse effect on our financial condition, our results of operations, our cash flow, the per share trading price of our common stock and our ability to satisfy our debt service obligations and to pay dividends to our stockholders.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and bylaws will contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things:

•	the restrictions on ownership and transfer of our stock discussed under the caption “Description of Capital Stock—Restrictions on Ownership and Transfer” prevent any person from acquiring more than 4.9% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 4.9% (in value or by number of shares, whichever is more restrictive) of any outstanding class or series of our preferred stock without the approval of our board of directors;

•	although we do not have a stockholder rights plan, and would either submit any such plan to stockholders for ratification or cause such plan to expire within a year, these provisions would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;

•	these provisions prohibit stockholder action by written consent from and after the date on which Blackstone and its affiliates cease to beneficially own at least 40 percent of the total voting power of all then outstanding shares of our capital stock unless such action is recommended by all directors then in office;

•	these provisions provide that our board of directors is expressly authorized to make, alter or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80 percent or more of all the outstanding shares of our capital stock entitled to vote; and

•	these provisions establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

There is no existing market for our common stock and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price and trading volume of our common stock may fluctuate widely.

There is no current trading market for our common stock. Our common stock distributed in the spin-off will be trading publicly for the first time. We expect that a limited trading market for Park Parent common stock, commonly known as a “when-issued” trading market, will develop at least two trading days prior to the record date for the distribution, and we expect “regular-way” trading of Park Parent common stock will begin the first trading day after the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the spin-off or be sustained in the future. The lack of an active trading market may make it more difficult for you to sell your shares and could lead to our share price being depressed or more volatile.

For many reasons, including the risks identified in this information statement, the market price of our common stock following the spin-off may be more volatile than the market price of Hilton Parent common stock before the spin-off. These factors may result in short-term or long-term negative pressure on the value of our common stock.

We cannot predict the prices at which our common stock may trade after the spin-off. The market price of our common stock may fluctuate significantly, depending upon many factors, some of which may be beyond our control, including, but not limited to:

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of comparable companies;

•	actual or anticipated fluctuations in our operating results;

•	our ability to obtain financing as needed;

•	changes in laws and regulations affecting our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	announcements by us or our competitors of significant investments, acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the spin-off;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating performance and stock price of comparable companies;

•	overall market fluctuations;

•	a decline in the real estate markets; and

•	general economic conditions and other external factors.

Moreover, securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of shares without regard to our operating performance. For example, the trading prices of equity securities issued by REITs historically have been affected by changes in market interest rates. One of the factors that may influence the market price of our common stock is the annual yield from distributions on our common stock as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to stockholders, may lead prospective purchasers of shares of our common stock to demand a higher distribution rate or seek alternative investments. As a result, if interest rates rise, it is likely that the market price of our common stock will decrease as market rates on interest-bearing securities increase. In addition, our operating results could be below the expectations of public market analysts and investors, and in response the market price of our shares could decrease significantly. The market value of the equity securities of a REIT is also based upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock and, in such instances, you may be unable to resell your shares at or above the initial public offering price.

Future issuances of common stock by us, and the availability for resale of shares held by Blackstone and its affiliates, may cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could substantially decrease the market price of our common stock. Upon consummation of the spin-off, substantially all of the outstanding shares of our common stock will be available for resale in the public market. The market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. In addition, Blackstone will pledge substantially all of the shares of our common stock held by it pursuant to a margin loan agreement and any foreclosure upon those shares could result in sales of a substantial number of shares of our common stock in the public market, which could substantially decrease the market price of our common stock.

Pursuant to a registration rights agreement that we will enter into in connection with the spin-off as described under “Certain Relationships and Related Party Transactions—Registration Rights Agreement,” we will grant Blackstone an unlimited number of “demand” registrations and customary “piggyback” registration rights. In addition, none of the shares outstanding upon consummation of the spin-off, including those held by Blackstone and its affiliates, will be “restricted securities” within the meaning of Rule 144 under the Securities Act, and will be freely tradable subject to certain restrictions in the case of shares held by persons deemed to be our affiliates. Accordingly, the market price of our stock could decline if Blackstone or its affiliates exercise their registration rights, sell their shares in the open market or otherwise or are perceived by the market as intending to sell them.

Upon consummation of the spin-off, we expect to have an aggregate of              shares of common stock issuable upon vesting or exercise of outstanding options and an aggregate of              shares of common stock available for future issuance under our Omnibus Incentive Plan. We will file a registration statement on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to our Omnibus Incentive Plan. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In addition, we expect to declare the Purging Distribution in              and to make the Purging Distribution no later than             , as described in “The Spin-Off—The Purging Distribution.” The Purging Distribution will be paid to our stockholders in a combination of cash and Park Parent common stock, with the cash portion constituting at least 20% of the total amount of the Purging Distribution. The Purging Distribution may result in dilution of your ownership of our common stock to the extent you elect and receive a greater portion of the Purging Distribution in cash than other participating stockholders.

The cash available for distribution to stockholders may not be sufficient to pay dividends at expected levels, nor can we assure you of our ability to make distributions in the future. We may use borrowed funds to make distributions.

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes beginning immediately after the distribution. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains. We anticipate making quarterly distributions to our stockholders. We expect that the cash required to fund our dividends will be covered by cash generated by operations. However, our ability to make distributions to our stockholders will depend upon the performance of our asset portfolio. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, raise additional equity capital, sell assets or reduce such distributions. If such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In addition, our amended and restated certificate of incorporation allows us to issue preferred stock that could have a preference over our common stock as to distributions. See “Distribution Policy.” All distributions will be made at the sole discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT qualification and other factors as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for U.S. federal income tax purposes to the extent of the holder’s adjusted tax basis in their shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in its investment. To the extent that distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such stock. See “Material U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Distributions.” If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

The stock ownership limits imposed by the Code for REITs and our amended and restated certificate of incorporation restrict stock transfers and/or business combination opportunities, particularly if our management and board of directors do not favor a combination proposal.

In order for us to qualify and maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year following our first year. Our amended and restated certificate of incorporation, with certain exceptions, authorizes our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person or entity (other than a person or entity who has been granted an exception) may directly or indirectly, beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 4.9%, in value or by number of shares, whichever is more restrictive, of our outstanding common stock, or more than 4.9%, in value or by number of shares, whichever is more restrictive, of any outstanding class or series of our preferred stock.

Our board may, in its sole discretion, grant an exemption to the ownership limits, subject to certain conditions and the receipt by our board of certain representations and undertakings. In addition, our board of directors may change the share ownership limits. Our amended and restated certificate of incorporation also prohibits any person from: (1) beneficially or constructively owning, as determined by applying certain attribution rules of the Code, our stock if that would result in us being “closely held” under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT; (2) beneficially or constructively owning shares of our stock that would cause any person, including Hilton Parent, to fail to qualify as our eligible independent contractor; (3) transferring stock if such transfer would result in our stock being owned by fewer than 100 persons; and (4) beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code. The stock ownership limits contained in our amended and restated certificate of incorporation key off the ownership at any time by any “person,” which term includes entities, and take into account direct and indirect ownership as determined under various ownership attribution rules in the Code. The stock ownership limits also might delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Our authorized but unissued shares of common stock and shares of preferred stock may prevent a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Our amended and restated certificate of incorporation authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our amended and restated certificate of incorporation to increase the aggregate number of our shares of common stock or the number of shares of any class or series of preferred stock that we have authority to issue and classify or reclassify any unissued shares of common stock or preferred stock and set the preferences, rights and other terms of the classified or reclassified stock. As a result, our board of directors may establish a series of common stock or preferred stock that could delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements including in the sections entitled “Summary,” “Risk Factors,” “The Spin-Off,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties,” that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include, but are not limited to, statements related to our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the benefits resulting from our separation from Hilton, the effects of competition and the effects of future legislation or regulations and other non-historical statements. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements in this information statement. We do not have any intention or obligation to update forward-looking statements after we distribute this information statement.

The risk factors discussed in “Risk Factors” could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. Any such risks could cause our results to differ materially from those expressed in forward-looking statements.

THE SPIN-OFF

Background

On February 26, 2016, Hilton Parent announced its intention to implement the spin-off of Park Hotels & Resorts and Hilton Grand Vacations from Hilton, following which Park Parent and HGV Parent will be independent, publicly traded companies. As part of the spin-off, Hilton will effect an internal reorganization to properly align the appropriate businesses within each of Park Hotels & Resorts, Hilton Grand Vacations and Hilton Parent. We refer to such reorganization as the “internal reorganization.”

To complete the spin-off, Hilton Parent will, following the internal reorganization, distribute to its stockholders all of the outstanding shares of our common stock and the common stock of HGV Parent. The distribution will occur on the distribution date, which is expected to be                     ,         . Each holder of Hilton Parent common stock will receive one share of our common stock for every              shares of Hilton Parent common stock held at 5:00 p.m., Eastern time, on                     , 2016, the record date. After completion of the spin-off:

•	we will be an independent, self-administered, publicly traded company (NYSE: PK), and will hold a portfolio of Hilton’s real estate assets and certain other assets and operations as described herein;

•	HGV Parent will be an independent, publicly traded company (NYSE: HGV), and will own and operate Hilton’s timeshare business; and

•	Hilton will continue to be an independent, publicly traded company (NYSE: HLT) and continue to own and operate its management and franchising business and will continue to hold certain real estate assets not transferred to Park Hotels & Resorts as part of the spin-off.

Each holder of Hilton Parent common stock will continue to hold his, her or its shares in Hilton Parent. No vote of Hilton Parent stockholders is required or is being sought in connection with the spin-off, including the internal reorganization, and Hilton Parent stockholders will not have any appraisal rights in connection with the spin-off.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. In addition, Hilton has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Hilton Parent determines, in its sole discretion, that the spin-off is not then in the best interests of Hilton or its stockholders or other constituents, that a sale or other alternative is in the best interests of Hilton or its stockholders or other constituents or that it is not advisable for us to separate from Hilton at that time. See “—Conditions to the Spin-Off.”

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes beginning immediately after the distribution.

As a result of our intended election to be subject to tax as a REIT for U.S. federal income tax purposes, to comply with certain REIT qualification requirements, we will make the Purging Distribution by declaring a dividend to our stockholders to distribute our accumulated earnings and profits attributable to our non-REIT years, including the earnings and profits allocated to us in connection with the spin-off and the earnings and profits generated by us in our taxable year ending on the date of the spin-off. The Purging Distribution will be paid to Park Parent stockholders in a combination of cash and Park Parent common stock, with the cash portion constituting at least 20% of the total amount of the Purging Distribution. We expect to pay the majority of the Purging Distribution in Park Parent common stock. Additionally, we expect to declare the Purging Distribution in              and to make the Purging Distribution no later than                      . We currently expect the aggregate amount of the Purging Distribution will be between $         million and $         million. See “—The Purging Distribution.”

Reasons for the Spin-Off

Hilton Parent’s board of directors has determined that the spin-off is in the best interests of Hilton Parent and its stockholders because the spin-off will provide the following key benefits:

•	Direct and Differentiated Access to Capital Resources to Pursue Tailored Growth Strategies. Following the spin-off, Park Parent will be free to allocate capital with a focus on optimizing the value of our portfolio without having to balance the countervailing economic imperatives of a capital-light management and franchising business. As a pure-play real estate company with direct access to capital and independent financial resources, we believe our enhanced ability to execute compelling return on investment initiatives within our portfolio represents a significant embedded growth opportunity. Moreover, the anticipated liquidity of our stock should enhance our ability to pursue single-asset and portfolio acquisition opportunities. Similarly, as a pure-play hotel management and franchising company, Hilton Parent expects to benefit from alignment with a dedicated investor base, resulting in enhanced and more efficient access to capital to pursue a growth strategy best suited for its core, capital-light fee business.

•	Enhanced Investor Choices by Offering Investment Opportunities in Separate Entities. Hilton’s management and franchising and real estate businesses exhibit different financial and operating characteristics and appeal to different types of investors with different investment goals and risk profiles. Finding investors who want to invest in the businesses together is more challenging than finding investors for each business individually. After the spin-off, investors should be better able to evaluate the financial performance of each company, as well as its strategy within the context of its particular market, thereby enhancing the likelihood that each company will achieve an appropriate market valuation.

•	Dedicated Management Team with Enhanced Strategic Focus. Following the spin-off, Hilton’s management and franchising and real estate businesses will no longer compete for the attention and resources of a single management team and will benefit from dedicated management teams focused on designing and implementing tailored strategies to achieve the distinct goals and opportunities of each business. Moreover, free from constraints that arise from being part of a larger hotel management business, Park Parent’s dedicated management team will be able to more effectively and independently oversee the management of our properties to ensure optimal results are achieved and will be able to pursue separate and optimal business strategies.

•	Improved Management Incentive Tools. We expect to use equity-based and other incentive awards to compensate current and future employees. In multi-business companies such as Hilton, it is difficult to structure incentives that reward employees in a manner directly related to the performance of their respective business units. By granting awards linked to the performance of a pure-play business, the compensation arrangements of each company should provide enhanced incentives for employee performance and improve the ability of each company to attract, retain and motivate qualified personnel.

•	Tax-Efficient Structure. The spin-off will allow Hilton Parent’s stockholders to hold their interest in the Park Hotels & Resorts portfolio, comprising most of Hilton Parent’s ownership segment, through an entity that will elect to be taxed as a REIT for U.S. federal income tax purposes. We believe this will result in Hilton Parent’s stockholders realizing significant tax savings on the earnings from the portfolio of Park Hotels & Resorts.

Manner of Effecting the Spin-Off

The general terms and conditions relating to the spin-off will be set forth in a Distribution Agreement among us, Hilton Parent and HGV Parent.

Internal Reorganization

As part of the spin-off, Hilton will undergo an internal reorganization, which we refer to as the “internal reorganization,” pursuant to which, among other things and subject to limited exceptions: (i) all of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the Separated Real Estate business will be retained by or transferred to us or our subsidiaries; (ii) all of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the Timeshare business will be retained by or transferred to HGV Parent or its subsidiaries; (iii) all other assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) of Hilton will be retained by or transferred to Hilton Parent or its subsidiaries (other than us, HGV Parent and our respective subsidiaries); and (iv) Park Parent will distribute all of the stock of HGV Parent and Hilton Domestic Operating Company Inc. to Hilton Worldwide Finance LLC, a subsidiary of Hilton Parent, in distributions intended to qualify as tax-free under Section 355 of the Code.

Upon consummation of the internal reorganization, all of our assets will be held directly or indirectly, and our operations conducted, by Park Intermediate Holdings LLC, our “Operating Partnership.” Park Parent will initially own 100% of the interests in our Operating Partnership.

Distribution of Shares of Our Common Stock

Under the Distribution Agreement, the distribution will be effective as of                 , Eastern time, on                     ,         , the distribution date. As a result of the spin-off, on the distribution date, each holder of Hilton Parent common stock will receive one share of our common stock for every              shares of Hilton Parent common stock that he, she or it owns as of 5:00 p.m. Eastern time, on                 , 2016, the record date. The actual number of shares to be distributed will be determined based on the number of shares of Hilton Parent common stock expected to be outstanding as of the record date and will be reduced to the extent that cash payments are to be made in lieu of the issuance of fractional shares of Park Parent. The actual number of shares of Park Parent common stock to be distributed will be calculated on the record date. The shares of Park Parent common stock to be distributed by Hilton Parent will constitute all of the issued and outstanding shares of Park Parent common stock immediately prior to the distribution.

On the distribution date, Hilton Parent will release the shares of our common stock to our distribution agent to distribute to Hilton Parent stockholders. For most Hilton Parent stockholders, our distribution agent will credit their shares of our common stock to book-entry accounts established to hold their shares of our common stock. Our distribution agent will send these stockholders a statement reflecting their ownership of our common stock. Book-entry refers to a method of recording stock ownership in our records in which no physical certificates are issued. For stockholders who own Hilton Parent common stock through a broker or other nominee, their shares of our common stock will be credited to these stockholders’ accounts by the broker or other nominee. It may take the distribution agent up to two weeks to issue shares of our common stock to Hilton Parent stockholders or to their bank or brokerage firm electronically by way of direct registration in book-entry form. Trading of our stock will not be affected by this delay in issuance by the distribution agent. As further discussed below, we will not issue fractional shares of our common stock in the distribution.

Hilton Parent stockholders will not be required to make any payment or surrender or exchange their shares of Hilton Parent common stock or take any other action to receive their shares of our common stock. No vote of Hilton Parent stockholders is required or sought in connection with the spin-off, including the internal reorganization, and Hilton Parent stockholders have no appraisal rights in connection with the spin-off.

Transaction Costs

One-time costs related to the spin-offs of Park Hotels & Resorts and Hilton Grand Vacations are expected to be approximately $450 million, consisting of approximately $250 million of estimated transaction costs, including debt issuance costs, legal, accounting and capital markets fees and expenses, certain tax and other costs relating to the internal reorganization, and approximately $200 million for the acceleration of taxes associated with certain cancellation of debt income related to the Financing Transactions. Pursuant to the Distribution Agreement, these costs and expenses are to be borne by                             .

Organizational Structure

The simplified diagrams below (which omit certain wholly owned intermediate holding companies) depict the organizational structure of Hilton, Park Hotels & Resorts and Hilton Grand Vacations before and after giving effect to the spin-offs.

Current Hilton Organizational Structure

Organizational Structure Following the Spin-Offs

Treatment of Outstanding Equity Awards

It is expected that, with respect to Hilton Parent equity-based awards outstanding under the Hilton Worldwide Holdings Inc. Omnibus Incentive Plan (the “Hilton Parent Incentive Plan”) on the distribution date held by current and former employees (the “Hilton Parent Employees”), non-employee directors of Hilton Parent or employees of ours who serve as General Managers at our properties outside of the United States (“Park GMs”) as of the separation, the number of Hilton Parent shares subject to such awards will be adjusted to reflect the distribution and any reverse stock split of shares of Hilton Parent effected in connection with the separation, but will otherwise remain outstanding and subject to unchanged terms and conditions. Awards held by any individual who is employed by Park Hotels & Resorts as of the separation (each, a “Park Hotels Employee”), other than those Park Hotels Employees who are Park GMs, will be converted into awards that will settle in shares of Park Parent common stock and adjusted in a manner intended to preserve the intrinsic value of the award.

Stock Options. It is expected that each outstanding option to purchase shares of Hilton Parent common stock held by a Park Hotels Employee on the distribution date, whether vested or unvested, will be converted into an option to purchase shares of Park Parent common stock, without any changes to the original terms and conditions of such Hilton Parent stock option, except for appropriate adjustments to the number of shares subject to the option and the exercise price payable per share in order to preserve its intrinsic value immediately following the separation. Hilton Parent stock options held by Hilton Parent Employees will be adjusted with respect to the number of shares subject to each such option and the exercise price payable per share in order to preserve the intrinsic value immediately following the separation.

Time-Vesting Restricted Stock Units. It is expected that outstanding restricted stock units (“RSUs”) that will settle in shares of Hilton Parent common stock held by Park Hotels Employees, other than Park GMs, on the distribution date and that are subject to time-based vesting will be converted into RSUs that will settle in Park Parent common stock, without any changes to the original terms and conditions of such Hilton Parent RSUs, except for appropriate adjustments to the number of shares subject to such RSUs in order to preserve their value immediately following the separation. As discussed above, it is not expected that any changes will be made with respect to RSUs held by Hilton Parent Employees other than appropriate adjustments to the number of Hilton Parent shares subject to the RSUs in order to preserve the value of the award immediately following the separation.

Performance-Vesting Restricted Stock Units and Restricted Shares. It is expected that the applicable performance period for each of the currently outstanding performance-vesting restricted stock units (“PSUs”) and performance-vesting restricted stock (“Performance Shares”) that will be settled in shares of Hilton Parent common stock that were granted in 2014, which performance period was originally scheduled to end on December 31, 2016, will instead be deemed to end as of a date prior to the record date for the distribution. The Hilton Parent Compensation Committee will determine and certify the extent to which such awards have vested based on actual performance through such earlier date. Such PSUs and Performance Shares will then vest and be settled in shares of Hilton Parent common stock prior to the separation.

It is expected that outstanding PSUs and Performance Shares that will settle in shares of Hilton Parent common stock that were granted in 2015 and 2016 and are held by Hilton Parent Employees and Park Hotels Employees on the distribution date will be converted into time-vesting RSUs or restricted shares that will settle in shares of Hilton Parent or Park Parent common stock, as applicable, based on a performance level to be determined by the Hilton Parent Compensation Committee prior to the distribution date. The number of shares of Hilton Parent or Park Parent common stock, as applicable, subject to each award will be adjusted in order to preserve the value of the award immediately following the separation (the “Converted PSUs” or “Converted Performance Shares”). Subject to each such holder’s continued employment through the applicable vesting date, the Converted PSUs and Converted Performance Shares will vest on the date that the performance period applicable to the Converted PSUs or Converted Performance Shares, as applicable, prior to their conversion would have otherwise ended and settle in shares of either Hilton Parent or Park Parent common stock, as applicable.

Director-Held Time-Vesting Restricted Stock Units. It is expected that outstanding unvested time-vesting RSUs that will settle in shares of Hilton Parent common stock that are held by non-employee directors will vest and be settled as of a date prior to the record date of the distribution, and such non-employee directors will receive shares of HGV Parent and Park Parent common stock in connection with the distribution on the same terms as other holders of Hilton Parent common stock.

Continued Vesting. It is expected that the service-vesting requirements in effect for each equity-based award will remain unchanged in connection with the separation, and Park Hotels Employees will be given credit for service prior to the separation with Hilton Parent and continued service with Park Parent after the separation.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock to Hilton Parent stockholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock to which Hilton Parent stockholders of record would otherwise be entitled into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate net sale proceeds ratably to Hilton Parent stockholders who would otherwise have been entitled to receive fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date and will be reduced by any amount required to be withheld for tax purposes and any brokerage fees and other expenses incurred in connection with these sales of fractional shares. Receipt of the proceeds from these sales generally will result in a taxable gain or loss to those Hilton Parent stockholders. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax advisor as to the stockholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “—Material U.S. Federal Income Tax Consequences of the Spin-Off.”

The Purging Distribution

Hilton Parent will allocate its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the spin-off between Hilton Parent, HGV Parent and Park Parent in a manner that, in its best judgment, is in accordance with the provisions of the Code. As a result of our intended election to be treated as a REIT for U.S. federal income tax purposes, and to comply with certain REIT qualification requirements, we intend to declare a dividend to our stockholders to distribute our accumulated earnings and profits attributable to our non-REIT years, including the earnings and profits allocated to us in connection with the spin-off and the earnings and profits generated by us in our taxable year ending on the date of the spin-off. The Purging Distribution will be paid to our stockholders in a combination of cash and our common stock, subject to a limitation on the amount of cash to be distributed in the aggregate to all of our stockholders (the “Cash Limitation”). The Cash Limitation will in no event be less than 20% of the Purging Distribution declaration (without regard to any cash that may be paid in lieu of fractional shares). We expect to pay the majority of the Purging Distribution in our common stock. Additionally, we expect to declare the Purging Distribution in              and to make the Purging Distribution no later than             . We currently expect the amount of the Purging Distribution will be between approximately $         million and $         million. The expected Purging Distribution range was based upon an assumption of relative valuations and an accumulated earnings and profit analysis, using historic tax returns through the tax year ended 2015 and estimates for the tax year ended 2016. The amount of earnings and profits to be distributed is a complex factual and legal determination. See “Risk Factors—Risks Related to our REIT Status and Certain Other Tax Items—There are uncertainties relating to the Purging Distribution.”

If our stockholders elect to receive an amount of cash in excess of the Cash Limitation, each such electing stockholder will receive a pro rata amount of cash corresponding to the stockholder’s respective entitlement under the Purging Distribution declaration. Hilton Parent has received the IRS Ruling, which, in addition to addressing issues relevant to the tax-free treatment of the spin-off, addresses certain issues related to our payment of the Purging Distribution in a combination of cash and our stock. In general, the IRS Ruling with respect to the

Purging Distribution provides, subject to the terms and conditions contained therein, that (1) any and all of the cash and stock distributed by us to our stockholders as part of the Purging Distribution will be treated as a taxable distribution of property with respect to our stock and (2) the amount of any distribution of stock received by any of our stockholders as part of the Purging Distribution will be considered to equal the amount of the money which could have been received instead. In the Purging Distribution, a holder of our common stock will be required to report dividend income as a result of the Purging Distribution even if we distribute no cash or only nominal amounts of cash to such stockholder.

We urge you to consult with your tax advisor as to the particular tax consequences of the Purging Distribution to you, including the applicability of any U.S. federal, state and local and non-U.S. tax laws.

Material U.S. Federal Income Tax Consequences of the Spin-Off

The following is a summary of the material U.S. federal income tax consequences to the holders of shares of Hilton Parent common stock in connection with the spin-off. This summary is based on the Code, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary assumes that the spin-off will be consummated in accordance with the Distribution Agreement and as described in this information statement.

Except as specifically described below, this summary is limited to holders of shares of Hilton Parent common stock that are U.S. Holders, as defined immediately below. For purposes of this summary, a U.S. Holder is a beneficial owner of Hilton Parent common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) with respect to which a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) that has a valid election is in place under applicable Treasury regulations to be treated as a U.S. person.

This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	persons acting as nominees or otherwise not as beneficial owners;

•	dealers or traders in securities or currencies;

•	broker-dealers

•	traders in securities that elect to use the mark to market method of accounting;

•	tax-exempt entities;

•	cooperatives;

•	banks, trusts, financial institutions or insurance companies;

•	persons who acquired shares of Hilton Parent common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10% or more, by voting power or value, of Hilton Parent equity;

•	holders owning Hilton Parent common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	regulated investment companies;

•	REITs;

•	former citizens or former long-term residents of the United States;

•	holders who are subject to the alternative minimum tax;

•	pass-through entities (such as entities treated as partnerships for U.S. federal income tax purposes); or

•	persons that own Hilton Parent common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to Hilton Parent stockholders who do not hold shares of Hilton Parent common stock as a capital asset. Moreover, this summary does not address any state, local, or foreign tax consequences or any estate or gift tax consequences or tax consequences other than U.S. federal income tax consequences.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Hilton Parent common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its tax advisor as to the tax consequences of the spin-off.

YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR AS TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF THE SPIN-OFF IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

Treatment of the Spin-Off

Hilton has received the IRS Ruling on certain specific issues relevant to the qualification of the spin-off as tax-free under Section 355 of the Code, based on certain facts and representations set forth in its request for the IRS Ruling. The IRS Ruling does not address all of the requirements for tax-free treatment of the spin-off, and Hilton Parent expects to receive an opinion from Spin-off Tax Counsel to the effect that the distributions of Park Parent and HGV Parent common stock should qualify as tax-free distributions under Section 355 of the Code. An opinion from tax counsel is not binding on the IRS. Accordingly, the IRS may reach conclusions with respect to the spin-off that are different from the conclusions reached in the opinion. The opinion will be based on certain factual statements and representations, which, if incomplete or untrue in any material respect, could alter the Spin-off Tax Counsel’s conclusions.

Assuming the distributions of our common stock and HGV Parent common stock qualifies as tax-free under Section 355 of the Code, for U.S. federal income tax purposes:

•	no gain or loss will be recognized by Hilton Parent as a result of the spin-off;

•	no gain or loss will be recognized by, or be includible in the income of, a holder of Hilton Parent common stock solely as a result of the receipt of our common stock in the spin-off;

•	the aggregate tax basis of the shares of Hilton Parent common stock, shares of HGV Parent common stock and shares of our common stock, including any fractional share deemed received, in the hands of each Hilton Parent stockholder immediately after the spin-off will be the same as the aggregate tax basis of the shares of Hilton Parent common stock held by such holder immediately before the spin-off, allocated between the shares of Hilton Parent common stock, shares of HGV Parent common stock and shares of our common stock, including any fractional share deemed received, in proportion to their relative fair market values immediately following the spin-off;

•	the holding period with respect to shares of our common stock received by Hilton Parent stockholders will include the holding period of their shares of Hilton Parent common stock, provided that such shares of Hilton Parent common stock are held as capital assets immediately following the spin-off; and

•	a holder of Hilton Parent common stock who receives cash in lieu of a fractional share of our common stock in the spin-off will recognize capital gain or loss measured by the difference between the tax basis of the fractional share deemed to be received, as determined above, and the amount of cash received.

Hilton Parent stockholders that have acquired different blocks of Hilton Parent common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, our common stock, HGV Parent common stock and Hilton common stock.

Although a private letter ruling from the IRS is generally binding on the IRS, the IRS Ruling will be based on certain facts and representations and undertakings, from Hilton Parent, HGV Parent and us that certain necessary conditions to obtain tax-free treatment under the Code have been satisfied. Furthermore, as a result of the IRS’s general ruling policy with respect to distributions under Section 355 of the Code, the IRS will only rule on significant issues relevant to the tax-free treatment of such a distribution. Accordingly, the spin-off is conditioned upon the receipt by Hilton Parent of an opinion from Spin-off Tax Counsel, in which such Spin-off Tax Counsel is expected to conclude that the distributions of Park Parent and HGV Parent common stock should qualify as tax-free under Section 355 of the Code.

The opinion will rely on the IRS Ruling as to matters covered by such ruling. The opinion will be based on, among other things, current law and certain assumptions and representations as to factual matters made by Hilton Parent, HGV Parent and us. Any change in currently applicable law, which may or may not be retroactive, or the failure of any factual representation or assumption to be true, correct and complete in all material respects, could adversely affect the conclusions reached by Spin-off Tax Counsel in the opinion. The opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the opinion. The opinion will be expressed as of the date issued and will not cover subsequent periods. As a result, the opinion is not expected to be issued until after the date of this information statement. The opinion will represent Spin-off Tax Counsel’s best legal judgment based on current law and is not binding on the IRS or any court. We cannot assure you that the IRS will agree with the conclusions expected to be set forth in the opinion, and it is possible that the IRS or another tax authority could adopt a position contrary to one or all of those conclusions and that a court could sustain that contrary position. If any of the facts, representations, assumptions, or undertakings described or made in connection with the IRS Ruling or the opinion are not correct, are incomplete or have been violated, the IRS Ruling could be revoked retroactively or modified by the IRS, and our ability to rely on the opinion could be jeopardized. We are not aware of any facts or circumstances, however, that would cause these facts, representations, or assumptions to be untrue or incomplete, or that would cause any of these undertakings to fail to be complied with, in any material respect.

Recently enacted legislation denies tax-free treatment to a spin-off in which either the distributing corporation or the spun-off corporation is a REIT and prevents a distributing corporation or a spun-off corporation from electing REIT status for a 10-year period following a tax-free spin-off. Moreover, recently promulgated U.S. Treasury temporary regulations would require the recognition of taxable gain in connection with the spin-off of an entity that is a REIT or elects REIT status. Under effective date provisions, the legislation and temporary regulations do not apply to distributions described in a ruling request initially submitted to the IRS before December 7, 2015. Because the initial request for the IRS Ruling was submitted before that date and because we believe the distribution will be considered to have been described in that initial request, we believe the legislation and temporary regulations will not apply to the spin-off. However, no ruling will be obtained on that issue and thus no assurance can be given in that regard. In particular, the IRS or a court could disagree with our view regarding the effective date provisions based on any differences that exist between the description in the ruling request and the actual facts relating to the spin-off. If the effective date provisions do not apply to the spin-off, either the spin-off would not qualify for tax-free treatment or we would not be eligible to elect REIT status for a 10-year period following the spin-off.

If, notwithstanding the conclusions included in the IRS Ruling and the opinion, it is ultimately determined that the distribution of Park Parent common stock, the distribution of HGV Parent common stock and/or certain internal reorganization transactions and distributions do not qualify as tax-free for U.S. federal income tax purposes, then we could recognize taxable gain or loss in an amount equal to the difference, if any, of the fair market value of the shares of HGV Parent common stock and/or shares of certain entities holding the management and franchising business, in each case held by us over our tax basis in such shares. Hilton Parent may recognize incremental gain, if any, equal to the excess of the fair market value of the shares of our common stock held by Hilton Parent over its tax basis in such shares. In addition, if the distribution of HGV Parent common stock and/or the distribution of Park Parent common stock do not qualify as tax-free under Section 355 of the Code, each Hilton Parent stockholder that receives shares of HGV Parent common stock and shares of our common stock in the spin-off would be treated as receiving a distribution in an amount equal to the fair market value of HGV Parent common stock and/or the fair market value of our common stock that was distributed to the stockholder, which would generally be taxed as a dividend to the extent of the stockholder’s pro rata share of Hilton Parent’s current and accumulated earnings and profits, including Hilton Parent’s taxable gain, if any, on the spin-off, then treated as a non-taxable return of capital to the extent of the stockholder’s basis in the Hilton Parent stock and thereafter treated as capital gain from the sale or exchange of Hilton Parent stock. Additionally, certain U.S. Holders that are individuals, estates or trusts would be required to pay an additional 3.8% tax on “net investment income,” (or, in the case of an estate or trust, on “undistributed net investment income”) which includes, among other things, any amounts treated as a dividend on or gain from the sale or exchange of Hilton Parent stock. U.S. Holders should consult their own tax advisors regarding this tax on net investment income

Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, the spin-off may result in corporate level taxable gain to us and/or to Hilton Parent under Section 355(e) of the Code if 50% or more, by vote or value, of Hilton Parent’s stock, HGV Parent’s stock or our stock is treated as acquired or issued as part of a plan or series of related transactions that includes the spin-off (including as a result of transactions occurring before the spin-off). If an acquisition or issuance of Hilton’s stock, HGV Parent’s stock or our stock triggers the application of Section 355(e) of the Code, we and/or Hilton Parent would recognize taxable gain as described above, but the distribution would generally be tax-free to each of Hilton Parent’s stockholders, as described above.

Treasury regulations require each U.S. Holder that owns at least 5% of the total outstanding common stock of Hilton Parent to attach to their U.S. federal income tax returns for the year in which the spin-off occurs a statement setting forth certain information with respect to the transaction. U.S. Holders are urged to consult their tax advisors to determine whether they are required to provide the foregoing statement and the contents thereof.

Cash in Lieu of Fractional Shares

No fractional shares of our common stock will be distributed to Hilton Parent stockholders in connection with the spin-off. All such fractional shares resulting from the spin-off will be aggregated and sold by the transfer agent, and the proceeds, if any, less any brokerage commissions or other fees, will be distributed to Hilton Parent stockholders in accordance with their fractional interest in the aggregate number of shares sold. A holder that receives cash in lieu of a fractional share of our common stock as a part of the spin-off generally will recognize capital gain or loss measured by the difference between the cash received for such fractional share and the holder’s tax basis in the fractional share determined as described above. Any such capital gain or loss will be long-term capital gain or loss if a Hilton Parent stockholder held such stock for more than one year at the completion of the spin-off. Long-term capital gains generally are subject to preferential rates of U.S. federal income tax for certain non-corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to significant limitations.

Results of the Spin-Off

After the spin-off, we will be an independent, self-administered, publicly traded lodging REIT. Immediately following the spin-off, we expect to have approximately              record holders of shares of our common stock and approximately              shares of our common stock outstanding, based on the number of stockholders and outstanding shares of Hilton Parent common stock on                     , 2016 and the distribution ratio. The figures exclude shares of Hilton Parent common stock held directly or indirectly by Hilton Parent, if any. The actual number of shares to be distributed will be determined on the record date and will reflect any repurchases of shares of Hilton Parent common stock and issuances of shares of Hilton Parent common stock in respect of awards under Hilton Parent equity-based incentive plans between the date the Hilton Parent board of directors declares the dividend for the distribution and the record date for the distribution.

For information regarding equity awards settleable in shares of our common stock that will be outstanding after the distribution, see “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent Related to the Spin-Off—Employee Matters Agreement” and “Management.”

Before the spin-off, we will enter into several agreements with Hilton Parent and HGV Parent to effect the spin-off and provide a framework for our relationship with Hilton and Hilton Grand Vacations after the spin-off. These agreements will govern the relationship among us, Hilton and Hilton Grand Vacations after completion of the spin-off and provide for the allocation among us, Hilton Grand Vacations and Hilton of the assets, liabilities, rights and obligations of Hilton. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent Related to the Spin-Off.”

Trading Prior to the Distribution Date

It is anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be a “when-issued” market in our common stock. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The when-issued trading market will be a market for shares of our common stock that will be distributed to Hilton Parent stockholders on the distribution date. Any Hilton Parent stockholder who owns shares of Hilton Parent common stock at 5:00 p.m., Eastern time, on the record date will be entitled to shares of our common stock distributed in the spin-off. Hilton Parent stockholders may trade this entitlement to shares of our common stock, without the shares of Hilton Parent common stock they own, on the when-issued market. On the first trading day following the distribution date, we expect when-issued trading with respect to our common stock will end and “regular-way” trading will begin. See “Trading Market.”

Following the distribution date, we expect shares of our common stock to be listed on the New York Stock Exchange under the ticker symbol “PK”. We will announce the when-issued ticker symbol when and if it becomes available.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in Hilton Parent common stock: a “regular-way” market; and an “ex-distribution” market. Shares of Hilton Parent common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if shares of Hilton Parent common stock are sold in the regular-way market up to and including the distribution date, the selling stockholder’s right to receive shares of our common stock in the distribution will be sold as well. However, if Hilton Parent stockholders own shares of Hilton Parent common stock as of 5:00 p.m., Eastern time, on the record date and sell those shares on the ex-distribution market up to and including the distribution date, the selling stockholders will still receive the shares of our common stock that they would otherwise receive pursuant to the distribution. See “Trading Market.”

Financing Transactions

The following table summarizes the anticipated sources and expected uses of proceeds in connection with the Financing Transactions, as if they had occurred as of June 30, 2016. The actual amounts set forth in the table and in the accompanying footnotes are subject to adjustment and may differ at the time of the consummation of the Financing Transactions depending on several factors, including, among others, fluctuations in cash on hand or indebtedness between June 30, 2016 and the actual closing dates of the Financing Transactions, payments of accrued interest subsequent to June 30, 2016, and differences from our estimated fees and expenses. You should read the following together with the information included under the headings “Description of Certain Indebtedness” and “Unaudited Pro Forma Combined Consolidated Financial Statements” included elsewhere in this information statement.

Sources	Amount (in millions)	Uses	Amount (in millions)
Cash and cash equivalents(1):		Repayment of Existing CMBS Loan(7)	$3,418
Cash released from restrictions(2)	$68	Repayment of Bonnet Creek Loan(3)	148
Equity contribution from Parent(3)	987	Repayment of existing consolidated JV mortgage loan(6)	104
New CMBS loans(4)	2,000	Distribution of proceeds of new consolidated JV mortgage loan to noncontrolling interest(6)	25
New term loan facility(5)	750	Payment of accrued interest on repaid indebtedness	14
New consolidated JV mortgage loan(6)	165	Debt issuance costs	26

		Cash to balance sheet(1)	235

Total Sources	$3,970	Total Uses	$3,970

(1)	The available cash amount upon consummation of the Financing Transactions will depend on the timing of the closings of the various Financing Transactions and our cash generation between June 30, 2016 and the closing dates of such Financing Transactions. To the extent there is a decrease in our available cash balance upon completion of all the Financing Transactions, the amount of cash to balance sheet would be reduced. To the extent there is an increase in our available cash balance upon completion of all the Financing Transactions, we expect to use such additional cash to fund the consummation of the Financing Transactions, which will reduce the equity contribution from Parent.
(2)	As of June 30, 2016, our consolidated balance sheet included $68 million of restricted cash and cash equivalents that upon completion of the Financing Transactions will be released from restrictions.
(3)	This amount does not include the value of $300 million aggregate principal amount of senior notes to be issued by Hilton Grand Vacations, which we expect to acquire as part of the internal reorganization. Pursuant to a cashless debt exchange, we intend to exchange such senior notes with certain holders of indebtedness under our $450 million mortgage loan secured by the Bonnet Creek Resort (the “Bonnet Creek Loan”) to acquire and cancel a like amount of indebtedness under the Bonnet Creek Loan. All remaining amounts outstanding under the Bonnet Creek Loan are expected to be repaid with proceeds from the Financing Transactions.

(4)	Prior to the completion of the spin-off, we expect to enter into (i) a seven-year commercial mortgage-backed securities loan financing in an aggregate principal amount of $725 million secured by the Hilton San Francisco Union Square and the Parc 55 Hotel San Francisco; and (ii) a ten-year commercial mortgage-backed securities loan financing in an aggregate principal amount of $1.275 billion secured by the Hilton Hawaiian Village. See “Description of Certain Indebtedness” for additional information.
(5)	At or prior to the completion of the spin-off, we expect to enter into new senior unsecured credit facilities, which will consist of (i) a $1 billion senior unsecured revolving credit facility with a four-year maturity, with two six-month extension options and (ii) a $750 million senior unsecured term loan facility with a five-year maturity. As of June 30, 2016, on a pro forma basis, we would not have had any borrowings outstanding under the revolving credit facility.
(6)	As of June 30, 2016, our consolidated balance sheet included mortgage loan indebtedness of $104 million of a consolidated joint venture in which we own a 50% controlling financial interest. As part of the Financing Transactions, this consolidated joint venture will repay such existing mortgage loan indebtedness with the proceeds of a new $165 million mortgage loan secured by the same property. Proceeds in excess of the amount required to repay such existing mortgage loan, and related transaction costs, will be distributed ratably to us and our joint venture partner.
(7)	As of June 30, 2016, our consolidated balance sheet included $3,418 million of indebtedness under our existing commercial mortgage-backed securities loan (the “Existing CMBS Loan”). As part of the Financing Transactions, we expect to repay in full all amounts outstanding under the Existing CMBS Loan.

See “Description of Certain Indebtedness.”

Conditions to the Spin-Off

We expect that the spin-off will be effective as of             , Eastern time, on                     ,             , the distribution date, provided that the following conditions shall have been satisfied or waived by Hilton:

•	the final approval by the board of directors of Hilton Parent of the spin-off and all related transactions and the determination of the record date, which approval may be given or withheld at its absolute and sole discretion;

•	our Registration Statement on Form 10, of which this information statement forms a part, shall have been declared effective by the SEC, no stop order suspending the effectiveness thereof shall be in effect, no proceedings for such purpose shall be pending before or threatened by the SEC, and this information statement, or a notice of internet availability thereof, shall have been mailed to the Hilton Parent stockholders;

•	Park Parent common stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of distribution;

•	Hilton Parent shall have obtained an opinion from Spin-off Tax Counsel, in form and substance satisfactory to Hilton Parent, to the effect that the distributions of Park Parent common stock and HGV Parent common stock should qualify as a tax-free distribution under Section 355 of the Code;

•	the IRS Ruling shall not have been revoked or modified in any material respect;

•	the receipt by Park Parent of a tax opinion, in form and substance reasonably satisfactory to Park Parent, to the effect that, commencing with Park Parent’s taxable year ending on December 31, 2016, Park Parent should be considered to be organized in conformity with the requirements for qualification as a REIT under the Code, and its proposed method of operation should enable it to meet the requirements for qualification and taxation as a REIT;

•	prior to the distribution date, the Hilton Parent board of directors shall have obtained opinions from a nationally recognized valuation firm, in form and substance satisfactory to Hilton, with respect to the capital adequacy and solvency of each of Hilton, Park Hotels & Resorts and Hilton Grand Vacations after giving effect to the spin-off;

•	any material governmental approvals and other consents necessary to consummate the spin-off shall have been received;

•	no order, injunction or decree issued by any governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of all or any portion of the spin-off shall be pending, threatened, issued or in effect, and no other event shall have occurred or failed to occur that prevents the consummation of all or any portion of the spin-off;

•	no other events or developments shall have occurred or failed to occur that, in the judgment of the board of directors of Hilton Parent, would result in the distribution having a material adverse effect on Hilton or its stockholders;

•	the internal reorganization shall have been completed, except for such steps as Hilton Parent in its sole discretion shall have determined may be completed after the distribution date;

•	all necessary actions shall have been taken to cause the board of directors of Park Parent to consist of the individuals identified in this information statement as directors of Park Parent;

•	all necessary actions shall have been taken to cause the officers of Park Parent to be the individuals identified as such in this information statement;

•	all necessary actions shall have been taken to adopt the form of amended and restated certificate of incorporation and by-laws filed by Park Parent with the SEC as exhibits to the Registration Statement on Form 10, of which this information statement forms a part; and

•	each of the Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement and the Transition Services Agreement shall have been executed by each party.

Completion of the spin-off of Hilton Grand Vacations will be subject to similar conditions as those listed above. The fulfillment of the foregoing conditions will not create any obligation on the part of Hilton to effect the spin-off. We are not aware of any material federal, foreign or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations, approval for listing on the New York Stock Exchange and the declaration of effectiveness of the Registration Statement on Form 10, of which this information statement forms a part, by the SEC, in connection with the distribution. Hilton has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Hilton Parent determines, in its sole discretion, that the spin-off is not then in the best interests of Hilton or its stockholders or other constituents, that a sale or other alternative is in the best interests of Hilton or its stockholders or other constituents or that it is not advisable for Park Hotels & Resorts to separate from Hilton at that time.

Reasons for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Hilton Parent stockholders that are entitled to receive shares of our common stock in the spin-off. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities or any securities of Hilton. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither Hilton nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.

TRADING MARKET

Market for Our Common Stock

There is currently no public market for our common stock, and an active trading market may not develop or may not be sustained. We anticipate that trading of our common stock will commence on a “when-issued” basis at least two trading days prior to the record date and continue through the distribution date. When-issued trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. When-issued trades generally settle within four trading days after the distribution date. If you own shares of Hilton Parent common stock as of 5:00 p.m., Eastern time on the record date, you will be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of Hilton Parent common stock you own, on the when-issued market. On the first trading day following the distribution date, any when-issued trading with respect to our common stock will end and “regular-way” trading will begin. We intend to list our common stock on the New York Stock Exchange under the ticker symbol “PK”. We will announce our when-issued trading symbol when and if it becomes available.

It is also anticipated that, at least two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in Hilton Parent common stock: (i) a “regular-way” market; and (ii) an “ex-distribution” market. Shares of Hilton Parent common stock that trade on the regular-way market will trade with an entitlement to shares of our common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of our common stock distributed pursuant to the distribution. Therefore, if you sell shares of Hilton Parent common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of Hilton Parent common stock as of 5:00 p.m., Eastern time, on the record date and sell those shares on the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise receive pursuant to the distribution.

We cannot predict the prices at which our common stock may trade before the spin-off on a “when-issued” basis or after the spin-off. Those prices will be determined by the marketplace. Prices at which trading in our common stock occurs may fluctuate significantly. Those prices may be influenced by many factors, including anticipated or actual fluctuations in our operating results or those of other companies in our industry, investor perception of our company and the lodging industry, market fluctuations and general economic conditions. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the performance of many stocks and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See “Risk Factors—Risks Related to Ownership of Our Common Stock” for further discussion of risks relating to the trading prices of our common stock.

Transferability of Shares of Our Common Stock

On                     , 2016, Hilton Parent had approximately          million shares of its common stock issued and outstanding. Based on this number, we expect that upon completion of the spin-off, we will have approximately          million shares of common stock issued and outstanding. Subject to the ownership limits set forth in our amended and restated certificate of incorporation and described under “Description of Capital Stock—Restrictions on Ownership and Transfer,” the shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us, and may include certain of our officers and directors. As of the distribution date, we estimate that our directors and officers will beneficially own in the aggregate less than              percent of our shares. In

addition, individuals who are affiliates of Hilton Parent on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 90 days after the date that the registration statement of which this information statement is a part is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0% of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

In the future, we may adopt new equity-based compensation plans and issue stock-based awards. We currently expect to file a registration statement under the Securities Act to register shares to be issued under these equity plans. Shares issued pursuant to awards after the effective date of that registration statement, other than shares issued to affiliates, generally will be freely tradable without further registration under the Securities Act.

Except for our common stock distributed in the distribution and employee-based equity awards, none of our equity securities will be outstanding immediately after the spin-off.

As of the date of this information statement, Blackstone entities have pledged, hypothecated or granted security interests in substantially all of the shares of Hilton Parent common stock held by them pursuant to a margin loan agreement with customary default provisions. We anticipate that shares of our common stock received by Blackstone in the spin-off in respect of such pledged Hilton Parent shares would similarly be subject to the lien of such margin loan agreement. Accordingly, in the event of a default under the margin loan agreement, the secured parties may foreclose upon any and all shares of common stock pledged to them and may seek recourse against the borrower.

DISTRIBUTION POLICY

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes beginning immediately after the distribution. The Code generally requires that a REIT annually distribute at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain, and imposes tax on any taxable income retained by a REIT, including capital gains. To satisfy the requirements to qualify as a REIT and to avoid paying tax on our income, we intend to make quarterly distributions of all, or substantially all, of our REIT taxable income (excluding net capital gains) to our stockholders.

In addition, as a result of our intended election to be treated as a REIT for U.S. federal income tax purposes, and to comply with certain REIT qualification requirements, we intend to declare the Purging Distribution as described under “The Spin-Off—The Purging Distribution.” The Purging Distribution will be paid to our stockholders in a combination of cash and our common stock, with the cash portion constituting at least 20% of the total amount of the Purging Distribution. We expect to pay the majority of the Purging Distribution in our common stock. Additionally, we expect to declare the Purging Distribution in              and to make the Purging Distribution no later than                     . We currently expect the aggregate amount of the Purging Distribution will be between approximately $         million and $         million. See “The Spin-Off—The Purging Distribution.”

Our future distributions will be at the sole discretion of our board of directors. When determining the amount of future distributions, we expect that our board of directors will consider, among other factors, (1) the amount required to be distributed to qualify and maintain our status as a REIT and to reduce any income and excise taxes that we otherwise would be required to pay, (2) the amount of cash generated from our operating activities, (3) our expectations of future cash flows, (4) our determination of near-term cash needs for debt repayments, existing or future share repurchases, and selective acquisitions of new properties, (5) the timing of significant capital investments and expenditures and the establishment of any cash reserves, (6) our ability to continue to access additional sources of capital, (7) any limitations on our distributions contained in our debt agreements, including, without limitation, in our anticipated senior unsecured credit facilities, and (8) the sufficiency of legally available assets.

We expect that the cash required to fund our dividends will be covered by cash generated by operations. However, our ability to make distributions to our stockholders will depend upon the performance of our asset portfolio. To the extent we are prevented by provisions of our financing arrangements or otherwise from distributing 100% of our REIT taxable income or otherwise do not distribute 100% of our REIT taxable income, we will be subject to income tax, and potentially excise tax, on the retained amounts. If our operations do not generate sufficient cash flow to allow us to satisfy the REIT distribution requirements, we may be required to fund distributions from working capital, borrow funds, raise additional equity capital, sell assets or reduce such distributions. In addition, our amended and restated certificate of incorporation allows us to issue preferred stock that could have a preference over our common stock as to distributions. The distribution preference on any preferred stock that we may issue in the future could limit our ability to make distributions to the holders of our common stock. In addition, our board of directors could change our distribution policy in the future. See “Risk Factors.”

Distributions to our stockholders will be generally taxable to them as ordinary income, although a portion of our distributions may be designated by us as capital gain or qualified dividend income or may constitute a return of capital or taxable gain. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. See “Material U.S. Federal Income Tax Considerations.”

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2016 on a historical basis and on a pro forma basis to give effect to the Spin-Off and the related transactions, as if they occurred on June 30, 2016. Explanation of the pro forma adjustments made to the historical combined consolidated financial statements can be found under “Unaudited Pro Forma Combined Consolidated Financial Statements.” The following table should be reviewed in conjunction with “Unaudited Pro Forma Combined Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed combined consolidated financial statements and accompanying notes included elsewhere in this information statement.

	As of June 30, 2016
	Actual	Pro Forma(1)
	(in millions)
Cash and cash equivalents	$ 198	$ 433
Restricted cash	90	22

Total	$ 288	$ 455

Total Debt	$ 4,062	$ 3,013

Equity
Common stock, $0.01 par value; shares authorized, shares issued and outstanding, pro forma	$ —	$ —
Additional paid-in capital	—	—
Net Parent investment	2,985	6,479
Accumulated other comprehensive loss	(54)	(54)

Equity attributable to the Company	2,931	6,425
Noncontrolling interests	(24)	(49)

Total equity	2,907	6,376

Total capitalization	$ 6,969	$ 9,389

(1)	See “Unaudited Pro Forma Combined Consolidated Financial Statements.”

SELECTED HISTORICAL COMBINED CONSOLIDATED FINANCIAL DATA

The following selected historical combined consolidated statement of operations data for the years ended December 31, 2015, 2014 and 2013 and the selected historical combined consolidated balance sheet data as of December 31, 2015 and 2014 are derived from our audited combined consolidated financial statements included elsewhere in this information statement. The selected historical combined consolidated statement of operations data for the years ended December 31, 2012 and 2011 and the selected historical combined consolidated balance sheet data as of December 31, 2013, 2012 and 2011 are derived from our unaudited combined consolidated financial statements which are not included in this information statement. We derived the selected historical combined consolidated statement of operations data for the six months ended June 30, 2016 and 2015 and the selected historical combined consolidated balance sheet data as of June 30, 2016 from our unaudited condensed combined consolidated financial statements included elsewhere in this information statement.

This selected financial data is not necessarily indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we been operating as an independent, publicly traded company during the periods presented, including changes that will occur in our operations and capitalization as a result of the spin-off from Hilton. For example, our historical combined consolidated financial statements include allocations of certain expenses from Hilton, including expenses for costs related to functions such as information technology support, systems maintenance, financial services, human resources and other shared services. These costs may not be representative of the future costs we will incur, either positively or negatively, as an independent, public company. Our historical combined consolidated financial statements also include allocations of debt and related amounts as of December 31, 2012 and 2011 and for the years ended December 31, 2013, 2012 and 2011 related to debt entered into by Hilton, which was secured by our assets.

The selected combined consolidated financial data below should be read together with the audited combined consolidated financial statements and unaudited condensed combined consolidated financial statements, including the related notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in millions)
Statement of Operations Data:
Revenues
Rooms	$901	$870	$1,783	$1,679	$1,556	$1,467	$1,385
Food and beverage	380	357	691	644	607	577	578
Other	105	105	214	190	170	146	138

Total revenues	1,386	1,332	2,688	2,513	2,333	2,190	2,101

Expenses
Rooms	232	225	456	457	422	406	392
Food and beverage	258	246	487	454	437	432	437
Other departmental and support	335	320	650	592	556	554	543
Other property-level	92	89	180	178	178	174	161
Management fees	51	47	89	77	61	56	53
Impairment losses	15	—	—	—	—	23	5
Depreciation and amortization	147	139	287	248	246	228	239
Corporate and other	35	63	96	67	103	64	54

Total expenses	1,165	1,129	2,245	2,073	2,003	1,937	1,884

Operating income	222	347	586	440	330	253	217

Net income (loss) attributable to Parent	82	192	292	176	144	56	(46)

	June 30,	December 31,
	2016	2015	2014	2013	2012	2011
	(in millions)
Selected Balance Sheet Data:
Total assets	$9,879	$9,787	$9,714	$9,792	$9,815	$9,732
Debt	4,062	4,057	4,246	4,174	4,762	4,807
Total equity	2,907	2,797	2,593	2,868	2,331	2,108

UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma combined consolidated balance sheet as of June 30, 2016 and unaudited pro forma combined consolidated statements of operations for the six months ended June 30, 2016 and year ended December 31, 2015 have been prepared to reflect the spin-off and related transactions if they had occurred on June 30, 2016 for the unaudited pro forma combined consolidated balance sheet and January 1, 2015 for the unaudited pro forma combined consolidated statements of operations.

The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The unaudited pro forma combined consolidated financial statements should be read in conjunction with the sections entitled “Business and Properties,” “Selected Historical Combined Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined consolidated financial statements, which are included elsewhere in this information statement.

Our historical combined consolidated financial statements include allocations of certain expenses from Hilton, including expenses for costs related to functions such as information technology support, systems maintenance, financial services, human resources, and other shared services. These costs may not be representative, either positively or negatively, of the future costs we will incur as an independent, public company. Effective with the spin-off, we will assume responsibility for all of these functions and related costs. Certain of these activities will continue to be performed by Hilton under transition service agreements for a limited period of time. We will incur incremental costs as an independent public company, including costs to replace services previously provided by Hilton, as well as other stand-alone costs. Due to the scope and complexity of these activities, the amount and timing of these incremental costs could vary and, therefore, are not included as adjustments within the unaudited pro forma combined consolidated financial statements.

We currently estimate that the separation costs we will incur during our transition to being a stand-alone public company will range from approximately $         million to $         million. We have not adjusted the accompanying unaudited pro forma combined consolidated statement of operations for these estimated separation costs as the costs are not expected to have an ongoing effect on our operating results. We anticipate that substantially all of these costs will be incurred within          months of the distribution. These costs relate to the following:

•	accounting, tax and other professional costs pertaining to the spin-off and establishing us as a stand-alone public company;

•	compensation, such as modifications to certain bonus awards, upon completion of the spin-off;

•	recruiting and relocation costs associated with hiring key senior management personnel new to our company;

•	costs related to establishing our new brand in the marketplace;

•	costs to separate our information systems from Hilton; and

•	other separation costs.

Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and the timing of incurrence could change.

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes beginning immediately after the distribution. As a result of our intended election to be treated as a REIT, and in order to comply with certain REIT qualification requirements, we intend to declare the Purging Distribution to distribute our accumulated earnings and profits attributable to our non-REIT years, including any earnings and profits allocated to us in connection with the spin-off and the earnings and profits generated by us in our taxable year ending on the date of the spin-off. The Purging Distribution is not reflected as a pro forma adjustment in the unaudited pro forma combined consolidated financial statements. The Purging Distribution will be paid to our stockholders in a combination of cash and Park Parent common stock, with the cash portion constituting at least 20% of the total amount of the Purging Distribution. We expect to pay the majority of the Purging Distribution in Park Parent common stock. We expect to declare the Purging Distribution in                      and to make the Purging Distribution no later than                     . We currently expect the amount of the Purging Distribution will be between approximately $         million and $         million. See “The Spin-Off-The Purging Distribution.”

The pro forma financial results assume that 100% of taxable income has been distributed and that all relevant REIT qualification requirements were met for the entire periods presented herein.

The unaudited pro forma combined consolidated financial statements have been prepared for illustrative purposes only and are not necessarily indicative of our financial position or results of operations had the transactions described above for which we are giving pro forma effect actually occurred on the dates or for the periods indicated, nor is such unaudited pro forma financial information indicative of the results to be expected for any future period. A number of factors may affect our results. See “Risk Factors” and “Special Note About Forward-Looking Statements”.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET

As of June 30, 2016

(in millions)

		Pro Forma Adjustments(1)

	Historical	Financing Transactions			Spin-Off Adjustments			Pro Forma
ASSETS
Property and equipment, net	$8,612	$			$			$8,612
Investments in affiliates	99							99
Goodwill	615							615
Intangibles, net	47							47
Cash and cash equivalents	198		235	(a)			(j)	433
Restricted cash	90		(68)	(a)				22
Accounts receivable, net	155							155
Prepaid expenses	43							43
Other assets	20		8	(a)		2	(e)	30

TOTAL ASSETS	$9,879		$175			$2		$10,056

LIABILITIES AND EQUITY
Liabilities
Debt	$4,062		$(1,049)	(a)	$			$3,013
Accounts payable and accrued expenses	189		(14)	(a)				175
Due to hotel manager	99							99
Due to Hilton affiliates	52					189	(h)	196
						(45)	(i)

Deferred income tax liabilities	2,470					(2,373)	(e)	97
Other liabilities	100							100

Total liabilities	6,972		(1,063)			(2,229)		3,680

Equity
Common stock, $0.01 par value	—						(d)	—
Additional paid-in capital	—						(d)	—
Net Parent investment	2,985		1,263	(a)			(d)	6,479
						2,375	(e)
						(189)	(h)
						45	(i)
							(j)

Accumulated other comprehensive loss	(54)							(54)

Equity attributable to the Company	2,931		1,263			2,231		6,425
Noncontrolling interests	(24)		(25)	(a)				(49)

Total equity	2,907		1,238			2,231		6,376

TOTAL LIABILITIES AND EQUITY	$9,879		$175			$2		$10,056

(1)	For details of the adjustments referenced, see Note 4: “Pro Forma Adjustments.”

See notes to unaudited pro forma combined consolidated financial statements.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2016

(in millions, except per share data)

		Pro Forma Adjustments(1)

	Historical	Financing Transactions			Spin-Off Adjustments			Pro Forma
Revenues
Rooms	$901	$			$				$901
Food and beverage	380								380
Other	105								105

Total revenues	1,386								1,386

Expenses
Rooms	232								232
Food and beverage	258								258
Other departmental and support	335					(1)	(b)		334
Other property-level	92								92
Management fees	51					21	(b)		72
Impairment loss	15								15
Depreciation and amortization	147								147
Corporate and other	35					(3)	(c)		32

Total expenses	1,165					17			1,182

Gain on sale of assets, net	1								1

Operating income	222					(17)			205

Interest income	1								1
Interest expense	(92)		34	(a)					58
Equity in earnings from investments in affiliates	10								10
Loss on foreign currency transactions	(1)								(1)
Other loss, net	(2)								(2)

Income before income taxes	138		34			(17)			155

Income tax expense	(53)		(14)	(a)		52	(f)		(15)

Net income	85		20			35			140
Net income attributable to noncontrolling interests	(3)								(3)

Net income attributable to Parent	$82		$20			$35			$137

Pro forma earnings per share:
Basic and diluted							(g)	$

Pro forma weighted-average shares outstanding:
Basic and diluted							(g)

(1)	For details of the adjustments referenced, see Note 4: “Pro Forma Adjustments.”

UNAUDITED PRO FORMA COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2015

(in millions, except per share data)

		Pro Forma Adjustments(1)

	Historical	Financing Transactions			Spin-Off Adjustments			Pro Forma
Revenues
Rooms	$1,783	$			$				$1,783
Food and beverage	691								691
Other	214								214

Total revenues	2,688								2,688

Expenses
Rooms	456								456
Food and beverage	487								487
Other departmental and support	650					(3)	(b)		647
Other property-level	180								180
Management fees	89					49	(b)		138
Depreciation and amortization	287								287
Corporate and other	96					(7)	(c)		89

Total expenses	2,245					39			2,284

Gain on sale of assets, net	143								143

Operating income	586					(39)			547

Interest income	1								1
Interest expense	(186)		66	(a)					(120)
Equity in earnings from investments in affiliates	22								22
Other loss, net	(6)								(6)

Income before income taxes	417		66			(39)			444

Income tax expense	(118)		(26)	(a)		115	(f)		(29)

Net income	299		40			76			415
Net income attributable to noncontrolling interests	(7)								(7)

Net income attributable to Parent	$292		$40			$76			$408

Pro forma earnings per share:
Basic and diluted							(g)	$

Pro forma weighted-average shares outstanding:
Basic and diluted							(g)

(1)	For details of the adjustments referenced, see Note 4: “Pro Forma Adjustments.”

See notes to unaudited pro forma combined consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Basis of Pro Forma Presentation

On February 26, 2016, Hilton Worldwide Holdings Inc. (“Parent,” together with its consolidated subsidiaries, “Hilton”) announced a plan to spin-off a substantial portion of Hilton’s ownership business to stockholders as a separate, publicly traded company, Park Hotels & Resorts Inc. The spin-off transaction, which is expected to be tax-free to Hilton stockholders, will be effected through a pro rata distribution of our stock to existing Hilton stockholders. Immediately following completion of the spin-off, Hilton stockholders will own 100 percent of the outstanding shares of our common stock. After the spin-off, Park Hotels & Resorts Inc. will operate as an independent, publicly traded company. Unless otherwise indicated or except where the context otherwise requires, references to “we,” “us,” or “our” refer to Park Hotels & Resorts Inc. after giving effect to the transfer of the assets and liabilities from Hilton.

The unaudited pro forma financial statements are based on our historical combined consolidated financial statements, which are included elsewhere in this information statement, and have been prepared to reflect the spin-off and related transactions.

The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. These adjustments are included only to the extent they are directly attributable to the spin-off and related transactions and the appropriate information is known and factually supportable. Pro forma adjustments reflected in the unaudited pro forma combined consolidated statement of operations are expected to have a continuing effect on us. As a result, the unaudited pro forma combined consolidated statement of operations excludes gains and losses related to the transactions described in Note 2: “Financing Transactions” below that will not have a continuing effect on us, although these items are reflected in the unaudited pro forma combined consolidated balance sheet.

Note 2: Financing Transactions

Subject to market conditions, Park Hotels & Resorts expects to complete one or more financing transactions on or prior to the completion of the spin-off, including the repayment of certain of its existing indebtedness (the “Financing Transactions”).

The following table summarizes the anticipated sources and expected uses of proceeds in connection with the Financing Transactions, as if they had occurred as of June 30, 2016. The actual amounts set forth in the table and in the accompanying footnotes are subject to adjustment and may differ at the time of the consummation of the Financing Transactions depending on several factors, including, among others, fluctuations in cash on hand or indebtedness between June 30, 2016 and the actual closing dates of the Financing Transactions, payments of accrued interest subsequent to June 30, 2016, and differences from our estimated fees and expenses. You should read the following together with the information included under the heading “Description of Certain Indebtedness” included elsewhere in this information statement.

Sources	Amount (in millions)	Uses	Amount (in millions)
Cash and cash equivalents(1):		Repayment of Existing CMBS Loan(7)	$3,418
Cash released from restrictions(2)	$68	Repayment of Bonnet Creek Loan(3)	148
Equity contribution from Parent(3)	987	Repayment of existing consolidated JV mortgage loan(6)	104
New CMBS loans(4)	2,000	Distribution of proceeds of new consolidated JV mortgage loan to noncontrolling interest(6)	25
New term loan facility(5)	750	Payment of accrued interest on repaid indebtedness	14
New consolidated JV mortgage loan(6)	165	Debt issuance costs	26

		Cash to balance sheet(1)	235

Total Sources	$3,970	Total Uses	$3,970

(1)	The available cash amount upon consummation of the Financing Transactions will depend on the timing of the closings of the various Financing Transactions and our cash generation between June 30, 2016 and the closing dates of such Financing Transactions. To the extent there is a decrease in our available cash balance upon completion of all the Financing Transactions, the amount of cash to balance sheet would be reduced. To the extent there is an increase in our available cash balance upon completion of all the Financing Transactions, we expect to use such additional cash to fund the consummation of the Financing Transactions, which will reduce the equity contribution from Parent.
(2)	As of June 30, 2016, our consolidated balance sheet included $68 million of restricted cash and cash equivalents that upon completion of the Financing Transactions will be released from restrictions.
(3)	This amount does not include the value of $300 million aggregate principal amount of senior notes to be issued by Hilton Grand Vacations, which we expect to acquire as part of the internal reorganization. Pursuant to a cashless debt exchange, we intend to exchange such senior notes with certain holders of indebtedness under the Bonnet Creek Loan to acquire and cancel a like amount of indebtedness under the Bonnet Creek Loan. All remaining amounts outstanding under the Bonnet Creek Loan are expected to be repaid with proceeds from the Financing Transactions.
(4)	Prior to the completion of the spin-off, we expect to enter into (i) a seven-year commercial mortgage-backed securities loan financing in an aggregate principal amount of $725 million secured by the Hilton San Francisco Union Square and the Parc 55 Hotel San Francisco; and (ii) a ten-year commercial mortgage-backed securities loan financing in an aggregate principal amount of $1.275 billion secured by the Hilton Hawaiian Village. See “Description of Certain Indebtedness” for additional information.
(5)	At or prior to the completion of the spin-off, we expect to enter into new senior unsecured credit facilities, which will consist of (i) a $1,000 million senior unsecured revolving credit facility with a four-year maturity, with two six-month extension options and (ii) a $750 million senior unsecured term loan facility with a five-year maturity. As of June 30, 2016, on a pro forma basis, we would not have had any borrowings outstanding under the revolving credit facility.
(6)

As of June 30, 2016, our consolidated balance sheet included mortgage loan indebtedness of $104 million of a consolidated joint venture in which we own a 50% controlling financial interest. As part of the Financing

Transactions, this consolidated joint venture will repay such existing mortgage loan indebtedness with the proceeds of a new $165 million mortgage loan secured by the same property. Proceeds in excess of the amount required to repay such existing mortgage loan, and related transaction costs, will be distributed ratably to us and our joint venture partner.
(7)	As of June 30, 2016, our consolidated balance sheet included $3,418 million of indebtedness under the Existing CMBS Loan. As part of the Financing Transactions, we expect to repay in full all amounts outstanding under the Existing CMBS Loan.

See “Description of Certain Indebtedness.”

Note 3: Spin-Off Adjustments

In order to qualify as a REIT, we will not directly or indirectly operate any of our hotels, other than the Select Hotels. Upon consummation of the spin-off, we will engage Hilton to manage our hotels, other than the Select Hotels, pursuant to management agreements. We will operate the Select Hotels pursuant to franchise agreements with Hilton. For more information regarding these agreements, see “Business and Properties—Our Principal Agreements—Management Agreements” and “—Franchise Agreements.”

We expect to qualify as a REIT and thereby generally be exempt from U.S. federal income taxes as a result of our eligibility for a deduction for dividends that we will pay, beginning with our short taxable year following the spin-off. As a standalone company, we expect to be subject to certain U.S. federal, state, local and foreign income and other taxes, as well as subject to tax on taxable income earned by our taxable REIT subsidiary. The tax provision as a standalone company has been estimated using statutory rates applied to forecasted pre-tax income generated by each tax-paying entity.

Note 4: Pro Forma Adjustments

Adjustments included under the heading “Pro Forma Adjustments—Financing Transactions” represent the following:

(a) Reflects the adjustment to our historical debt and related balances and interest expense to give net effect to the Financing Transactions further detailed in Note 2: Financing Transactions to these Unaudited Pro Forma Combined Consolidated Financial Statements.

The adjustment to interest expense was made based on the expected terms of the debt using a weighted average interest rate of 3.66%. A 0.125% change in the weighted average interest rate on our total pro forma indebtedness would change our pro forma annual interest expense by approximately $4 million.

Also reflects the adjustment to historical income tax expense to give effect to the change in interest expense from the pro forma financing transactions that result in changes to income before income taxes. The provision for income taxes is based on the estimated statutory tax rate of 39.5%.

Adjustments included under the heading “Pro Forma Adjustments—Spin-Off Adjustments” represent the following:

(b) Reflects the change in fee expense related to the management and franchise agreements we will enter into with Hilton upon completion of the spin-off pursuant to which Hilton and its affiliates will provide to us for an agreed upon charge, various services to support the operations of our hotels, and which are anticipated to be on different terms from the existing management agreements reflected in our historical financial statements.

(c) Reflects the removal of non-recurring separation expenses included in our historical financial statements.

(d) Reflects the pro forma recapitalization of our equity. As of the distribution date, Net Parent investment will be redesignated as our stockholders’ equity and will be allocated between common stock and additional paid-in capital based on the number of shares of our common stock outstanding at the distribution date. Hilton stockholders will receive shares based on a distribution ratio of one share of our common stock for every              shares of Hilton common stock outstanding as of the record date for the distribution.

(e) Reflects adjustments to deferred tax assets and liabilities related to our election to be taxed as a REIT.

(f) Reflects adjustments to the income tax provision related to our election to be taxed as a REIT and giving effect to other pro forma adjustments with an effect on taxable income. The provision for income taxes related to taxable income associated with our taxable REIT subsidiaries is based on the estimated statutory tax rate of 40.4%.

(g) The number of shares of our common stock used to compute basic and diluted earnings per share for the six months ended June 30, 2016 and year ended December 31, 2015 is based on the number of Hilton common shares outstanding on June 30, 2016 and December 31, 2015, respectively, assuming a distribution ratio of one share of our common stock for every              shares of Hilton common stock outstanding. The number of Hilton shares used to determine the assumed distribution reflects Hilton shares outstanding as of the balance sheet date, which is the most current information as of the date of that financial statement.

(h) In October 2016, we transferred the legal title associated with 25 rooms at the Hilton New York Midtown and 600 rooms at the Hilton Waikoloa Village to a wholly owned subsidiary of Parent in connection with timeshare projects. The net book value of the related assets was approximately $189 million. Pursuant to an arrangement representing a lease, we reserved exclusive rights to occupy and operate these rooms beginning on the date of transfer and continuing until the end of each respective lease term, which range from April 2017 through December 2019.

(i) In September 2016, the outstanding $45 million short-term note payable and related accrued interest due to Parent was forgiven.

(j) Reflects the adjustment to establish the cash and cash equivalents reference level of $          as required by the Distribution Agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Summary-Summary Historical and Unaudited Pro Forma Combined Consolidated Financial Data,” “Selected Historical Combined Consolidated Financial Data,” “Unaudited Pro Forma Combined Consolidated Financial Statements” and our historical combined consolidated financial statements and related notes included elsewhere in this information statement. In addition to historical combined consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this information statement, particularly in “Risk Factors.”

Overview

We are a leading lodging real estate company with a diverse global portfolio of iconic and market-leading hotels and resorts with significant underlying real estate value. We hold investments in entities that have ownership or leasehold interests in 67 properties, consisting of premium-branded hotels and resorts with over 35,000 rooms, of which over 85% are luxury and upper upscale and nearly 90% are located in the U.S. Our high-quality portfolio includes hotels in major urban and convention areas, such as New York City, Washington, D.C., Chicago, San Francisco and London; premier resorts in key leisure destinations, including Hawaii, Orlando and Key West; and a number of properties adjacent to major gateway airports, such as Los Angeles International, Chicago O’Hare, Boston Logan and Miami Airport, and select suburban locations.

We operate our business through one operating segment, our ownership segment, which includes all of our consolidated hotel properties. Our segment revenues, also referred to as Total Hotel Revenue, includes rooms, food and beverage and other revenue, excluding revenue from our laundry business, from both our comparable and non-comparable consolidated hotels.

Spin-Off from Hilton Worldwide Holdings Inc.

On February 26, 2016, Hilton Worldwide Holdings Inc. (“Parent,” together with its consolidated subsidiaries, “Hilton”) announced a plan to spin-off a substantial portion of Hilton’s ownership business to stockholders as a separate, publicly traded company, Park Hotels & Resorts Inc.

Consummation of the spin-off is subject to the satisfaction or waiver of certain conditions. In addition, Hilton has the right not to complete the spin-off if, at any time prior to the distribution, the board of directors of Hilton determines, in its sole discretion, that the spin-off is not then in the best interests of Hilton or its stockholders or other constituents, that a sale or other alternative is in the best interests of Hilton or its stockholders or other constituents, or that market conditions or other circumstances are such that it is not advisable at that time to separate Park Hotels & Resorts Inc. from Hilton. See “The Spin-Off—Conditions to the Spin-Off.” Immediately following the distribution, Hilton will not own any shares of any class of our outstanding common stock, and we will have entered into a Distribution Agreement and will enter into several other agreements with Hilton. These agreements will set forth the principal transactions required to effect our separation from Hilton and provide for the allocation between us and Hilton of various assets, liabilities, rights and obligations (including employee benefits and tax-related assets and liabilities) and govern the relationship between us and Hilton after completion of the spin-off. These agreements will also include arrangements with respect to transitional services to be provided by Hilton to us.

In addition, in connection with the spin-off, we will enter into agreements, including long-term hotel management and franchise agreements, with Hilton and other third parties that have either not existed historically, or that may be on different terms than the terms of the arrangement or agreements that existed prior to the spin-off. The historical combined consolidated financial statements do not reflect the effect of these new or revised agreements and our historical expenses, including corporate and other expense and management fee expense, may not be reflective of our combined consolidated results of operations, financial position and cash flows had we been a stand-alone company during the periods discussed in our “Results of Operations” section.

We intend to make a tax election to be treated as a REIT for U.S. federal income tax purposes beginning immediately after the distribution, and expect to continue to operate so as to qualify as a REIT. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on net taxable income that we distribute annually to our stockholders. In order to qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the real estate qualification of sources of our income, the composition and values of our assets, the amounts we distribute to our stockholders and the diversity of ownership of our stock. In order to comply with REIT requirements, we may need to forego otherwise attractive opportunities and limit our expansion opportunities and the manner in which we conduct our operations.

Following the spin-off, we expect to make quarterly distributions to our stockholders in amounts that meet or exceed the requirements to qualify and maintain our qualification as a REIT and to avoid corporate level taxation. Prior to making any distributions for U.S. federal tax purposes or otherwise, we must first satisfy our operating and debt service obligations. Although we currently anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs to avoid corporate level taxation, it is possible that it would be necessary to utilize cash reserves, liquidate assets at unfavorable prices or incur additional indebtedness in order to make required distributions.

Basis of Presentation

The discussion below relates to the financial position and results of operations of a combination of entities under common control that have been “carved out” of Hilton’s consolidated financial statements and reflect significant assumptions and allocations. The historical combined consolidated financial statements reflect our historical financial position, results of operations and cash flows, in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Refer to Note 2: “Basis of Presentation and Summary of Significant Accounting Policies” in our audited combined consolidated financial statements included elsewhere within this information statement for additional information.

The historical combined consolidated financial statements includes the financial position and results of operations of the DoubleTree Hotel Missoula/Edgewater and the Hilton Templepatrick Hotel & Country Club in each of the periods discussed in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” During the three months ended September 30, 2016, we distributed interests in entities with ownership interests in these two hotels as they will not be retained by us after the spin-off. Accordingly, these properties will not be reflected in our combined consolidated financial statements from and after such distribution. These properties did not have a material impact on our financial position or results of operations in any of the periods reflected in the historical combined consolidated financial statements included in this information statement. See Note 13: “Subsequent Events” in our unaudited condensed combined consolidated financial statements included elsewhere in this information statement.

Principal Components of and Factors Affecting Our Results of Operations

Revenues

Revenues from our properties are primarily derived from two categories of customers: transient and group, which account for approximately two thirds and one third, respectively, of our rooms revenue. Transient guests are individual travelers who are traveling for business or leisure. Group guests are traveling for group events that reserve rooms for meetings, conferences or social functions sponsored by associations, corporate, social, military, educational, religious or other organizations. Group business usually includes a block of room accommodations, as well as other ancillary services, such as meeting facilities, catering and banquet services. A majority of our food and beverage sales and other ancillary services are provided to customers who also are occupying rooms at our properties. As a result, occupancy affects all components of revenues from our properties.

Principal Components

Rooms. Represents the sale of room rentals at our properties and accounts for a substantial majority of our total revenue.

Food and beverage. Represents revenue from group functions, which may include both banquet revenue and audio and visual revenue, as well as revenue from outlets such as restaurants and lounges at our properties.

Other. Represents ancillary revenue for guest services provided at our properties, including parking, telecommunications, golf course and spa. Also includes tenant leases and other rental revenue, as well as revenue from our laundry business.

Factors Affecting our Revenues

Consumer demand. Consumer demand for our products and services is closely linked to the performance of the general economy and is sensitive to business and personal discretionary spending levels. Leading indicators of demand include gross domestic product, non-residential fixed investment and the consumer price index. Declines in consumer demand due to adverse general economic conditions, reductions in travel patterns, lower consumer confidence and adverse political conditions can lower the revenues and profitability of our properties. Further, competition for guests and the supply of services at our properties affect our ability to sustain or increase rates charged to customers at our properties. As a result, changes in consumer demand and general business cycles have historically subjected and could in the future subject our revenues to significant volatility. In addition, leisure travelers make up the majority of our transient demand. Therefore, we will be significantly more affected by trends in leisure travel than trends in business travel.

Supply. New room supply is an important factor that can affect the lodging industry’s performance. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. The addition of new competitive hotels and resorts affects the ability of existing hotels and resorts to sustain or grow RevPAR, and thus profits. New development is determined largely by construction costs, the availability of financing and expected performance of existing hotels and resorts.

Expenses

Principal Components

Rooms. These costs include housekeeping, reservation systems, room supplies, laundry services at our properties and front desk costs.

Food and beverage. These costs primarily include food, beverage and the associated labor and will correlate closely with food and beverage revenues.

Other departmental and support. These costs include labor and other costs associated with other ancillary revenue, such as parking, telephone and other guest services, tenant leases, and other rental revenue, as well as labor and other costs associated with administrative departments, sales and marketing, repairs and minor maintenance and utility costs.

Other property-level. These costs consist primarily of real and personal property taxes, ground rent, equipment rent and property insurance.

Management fees. Base management fees are computed as a percentage of gross revenue. Incentive management fees generally are paid if specified financial performance targets are achieved. See “Unaudited

Pro Forma Combined Consolidated Financial Statements” and the accompanying notes for discussion of the change in expenses related to the management and franchise agreements we will enter into with Hilton upon completion of the spin-off.

Depreciation and amortization. These are non-cash expenses that primarily consist of depreciation of fixed assets such as buildings, furniture, fixtures and equipment at our properties and certain assets from our laundry facilities, as well as amortization of finite lived intangible assets.

Corporate and other. These costs includes general and administrative expenses, expenses for our laundry business and transaction costs arising from acquisitions of properties. General and administrative expenses consist primarily of compensation expense for our corporate staff and personnel supporting our business, professional fees, travel and entertainment expenses, and office administrative and related expenses. Hilton allocated these general and administrative expenses to us on the basis of financial and operating metrics that were historically used by Hilton to allocate resources and evaluate performance against its strategic objectives. See “Unaudited Pro Forma Combined Consolidated Financial Statements” and the accompanying notes for discussion of the incremental expense related to general and administrative expenses we expect to incur upon completion of the spin-off.

Factors Affecting our Costs and Expenses

Variable expenses. Expenses associated with our room expense and food and beverage expense are mainly affected by occupancy and correlate closely with their respective revenues. These expenses can increase based on increases in salaries and wages, as well as on the level of service and amenities that are provided. Additionally, food and beverage expense is affected by the mix of business between banquet and catering and outlet sales.

Fixed expenses. Many of the other expenses associated with our properties are relatively fixed. These expenses include portions of rent expense, property taxes, insurance and utilities. Since we generally are unable to decrease these costs significantly or rapidly when demand for our properties decreases, any resulting decline in our revenues can have a greater adverse effect on our net cash flow, margins and profits. This effect can be especially pronounced during periods of economic contraction or slow economic growth. The effectiveness of any cost-cutting efforts is limited by the amount of fixed costs inherent in our business. As a result, we may not be able to successfully offset revenue reductions through cost cutting. The individuals employed at certain of our properties are party to collective bargaining agreements that may also limit the manager’s ability to make timely staffing or labor changes in response to declining revenues. In addition, any efforts to reduce costs, or to defer or cancel capital improvements, could adversely affect the economic value of our properties. We have taken steps to reduce our fixed costs to levels we believe are appropriate to maximize profitability and respond to market conditions without jeopardizing the overall customer experience or the value of our properties.

Changes in depreciation and amortization expense. Changes in depreciation expense are due to renovations of existing properties, acquisition or development of new properties, the disposition of existing properties through sale or closure or changes in estimates of the useful lives of our assets. As we place new assets into service, we will be required to recognize additional depreciation expense on those assets.

Other items

Effect of foreign currency exchange rate fluctuations

Certain of our properties operations are conducted in functional currencies other than our reporting currency, which is the United States (“U.S.”) dollar (“USD”), and we have assets and liabilities denominated in a variety of foreign currencies. As a result, we are required to translate those results, assets and liabilities from the functional currency into USD at market based exchange rates for each reporting period. When comparing our results of operations between periods, there may be material portions of the changes in our revenues or expenses that are derived from fluctuations in exchange rates experienced between those periods.

Seasonality

The lodging industry is seasonal in nature. However, the periods during which our properties experience higher or lower levels of demand vary from property to property and depend upon location, type of property and competitive mix within the specific location.

Key Business Metrics Used by Management

Comparable Hotels Data

We present certain data for our properties on a comparable hotel basis as supplemental information for investors. We define our comparable hotels as those that: (i) were active and operating in our system since January 1st of the previous year; and (ii) have not sustained substantial property damage, business interruption, undergone large-scale capital projects or for which comparable results are not available. We present comparable hotel results to help us and our investors evaluate the ongoing operating performance of our comparable hotels.

Of our 60 properties that we consolidated as of June 30, 2016, 51 properties have been classified as comparable hotels. Of our 59 and 54 properties that we consolidated as of December 31, 2015 and 2014, respectively, 48 and 46 properties, respectively, have been classified as comparable hotels. Our non-comparable hotels were removed from the comparable group in the periods above because they were acquired, sold or underwent large-scale capital projects during the current or prior year.

Occupancy

Occupancy represents the total number of room nights sold divided by the total number of room nights available at a property or group of properties. Occupancy measures the utilization of our properties’ available capacity. Management uses occupancy to gauge demand at a specific property or group of properties in a given period. Occupancy levels also help us determine achievable ADR levels as demand for rooms increases or decreases.

Average Daily Rate

Average Daily Rate (“ADR”) represents room revenue divided by total number of room nights sold in a given period. ADR measures average room price attained by a property and ADR trends provide useful information concerning the pricing environment and the nature of the customer base of a property or group of properties. ADR is a commonly used performance measure in the industry, and we use ADR to assess pricing levels that we are able to generate by type of customer, as changes in rates have a more pronounced effect on overall revenues and incremental profitability than changes in occupancy, as described above.

Revenue per Available Room

We calculate Revenue per Available Room (“RevPAR”) by dividing room revenue by total number of room nights available to guests for a given period. We consider RevPAR to be a meaningful indicator of our performance as it provides a metric correlated to two primary and key factors of operations at a property or group of properties: occupancy and ADR. RevPAR is also a useful indicator in measuring performance over comparable periods for comparable hotels.

References to RevPAR, ADR and occupancy are presented on a comparable basis and references to RevPAR and ADR are presented on a currency neutral basis (all periods use the same exchange rates), unless otherwise noted.

Non-GAAP Financial Measures

We also evaluate the performance of our business through certain other financial measures that are not recognized under U.S. GAAP. Each of these non-GAAP financial measures should be considered by investors as supplemental measures to GAAP performance measures such as total revenues, operating profit and net income.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA, presented herein, reflects net income excluding interest expense, a provision for income taxes and depreciation and amortization. We consider EBITDA to be a useful measure for investors in evaluating and facilitating comparisons of our operating performance between periods and between REITs by removing the impact of our capital structure (primarily interest expense) and asset base (primarily depreciation and amortization) from our operating results.

Adjusted EBITDA, presented herein, is calculated as EBITDA, as previously defined, further adjusted to exclude gains, losses and expenses in connection with: (i) asset dispositions for both consolidated and unconsolidated investments; (ii) foreign currency transactions; (iii) debt restructurings/retirements; (iv) non-cash impairment losses; (v) furniture, fixtures and equipment (“FF&E”) replacement reserves required by certain lease agreements; (vi) reorganization costs; (vii) share-based and certain other compensation expenses; (viii) severance, relocation and other expenses; and (ix) other items.

Consolidated Hotel Adjusted EBITDA (“Hotel Adjusted EBITDA”) measures property-level results before debt service, depreciation and corporate expenses for our consolidated properties, including both comparable and non-comparable hotels but excluding properties owned by unconsolidated affiliates, and is a key measure of our profitability. We present Hotel Adjusted EBITDA to help us and our investors evaluate the ongoing operating performance of our consolidated properties.

Adjusted EBITDA Margin represents Adjusted EBITDA as a percentage of total revenue.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are not recognized terms under U.S. GAAP and should not be considered as alternatives to net income (loss) or other measures of financial performance or liquidity derived in accordance with U.S. GAAP. In addition, our definitions of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin may not be comparable to similarly titled measures of other companies.

We believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin provide useful information to investors about us and our financial condition and results of operations for the following reasons: (i) EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are among the measures used by our management team to evaluate our operating performance and make day-to-day operating decisions; and (ii) EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are frequently used by securities analysts, investors and other interested parties as a common performance measure to compare results or estimate valuations across companies in our industry.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin have limitations as analytical tools and should not be considered either in isolation or as a substitute for net income (loss) or other methods of analyzing our operating performance and results as reported under U.S. GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our interest expense;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense;

•	EBITDA and Adjusted EBITDA do not reflect the effect on earnings or changes resulting from matters that we consider not to be indicative of our future operations; and

•	other companies in our industry may calculate EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin differently, limiting their usefulness as comparative measures.

We do not use or present EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin as measures of our liquidity or cash flow. These measures have limitations as analytical tools and should not be considered either in isolation or as a substitute for cash flow or other methods of analyzing our cash flows and liquidity as reported under U.S. GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the cash requirements necessary to service interest or principal payments, on our indebtedness;

•	EBITDA and Adjusted EBITDA do not reflect the cash requirements to pay our taxes;

•	EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

The following table provides the components of Hotel Adjusted EBITDA:

	Six Months Ended June 30,		Year Ended December 31,
	2016(1)	2015(1)	2015(2)	2014(2)	2014(3)	2013(3)
	(in millions)
Comparable Hotel Adjusted EBITDA	$334	$341	$684	$676	$731	$664
Non-comparable Hotel Adjusted EBITDA	80	60	131	71	16	6

Hotel Adjusted EBITDA	$414	$401	$815	$747	$747	$670

(1)	Based on our 2016 comparable hotels as of June 30, 2016.
(2)	Based on our 2015 comparable hotels as of December 31, 2015.
(3)	Based on our 2014 comparable hotels as of December 31, 2014.

The following table provides a reconciliation of Hotel Adjusted EBITDA to net income:

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(in millions)
Hotel Adjusted EBITDA	$ 414	$ 401	$ 815	$ 747	$ 670
Adjusted EBITDA from investments in affiliates	23	25	47	49	50

Ownership segment Adjusted EBITDA	437	426	862	796	720
All other(1)	(22)	(23)	(45)	(42)	(39)

Adjusted EBITDA	415	403	817	754	681
Gain on sales of assets, net	1	144	143	—	—
Gain on foreign currency transactions	(1)	—	—	2	—
FF&E replacement reserve	(2)	(2)	(2)	(2)	(1)
Gain on debt extinguishment	—	—	—	—	68
Impairment loss	(15)	—	—	—	—
Other gain (loss), net	(2)	(5)	(6)	25	—
Other adjustment items(2)	(7)	(34)	(38)	(15)	(54)

EBITDA	389	506	914	764	694
Interest income	1	—	1	1	2
Interest expense	(92)	(92)	(186)	(186)	(162)
Income tax expense	(53)	(68)	(118)	(117)	(104)
Depreciation and amortization expense	(147)	(139)	(287)	(248)	(246)
Interest expense, income tax and depreciation and amortization included in equity in earnings from investments in affiliates	(13)	(13)	(25)	(33)	(37)

Net income	$ 85	$ 194	$ 299	$ 181	$ 147

(1)	Includes revenue from our laundry business of $6 million for the six months ended June 30, 2016 and 2015 and $13 million, $10 million, and $10 million for the years ended December 31, 2015, 2014 and 2013, respectively. In addition, includes corporate and other expense excluding certain other adjustment items.
(2)	For the year ended December 31, 2013, primarily relates to general and administrative expenses allocated to us in connection with our Parent’s initial public offering.

NAREIT FFO attributable to Parent and Adjusted FFO attributable to Parent

We present NAREIT FFO attributable to Parent as a non-GAAP measure of our performance. We calculate NAREIT FFO attributable to Parent (defined as set forth below) for a given operating period in accordance with NAREIT guidelines. NAREIT defines FFO as net income (loss) (calculated in accordance with U.S. GAAP), excluding gains (losses) from sales of real estate, the cumulative effect of changes in accounting principles, real estate-related depreciation, amortization and impairments and adjustments for unconsolidated joint ventures. Adjustments for unconsolidated joint ventures are calculated to reflect our pro rata share of the FFO of those entities on the same basis. As noted by NAREIT in its April 2002 “White Paper on Funds From Operations,” since real estate values historically have risen or fallen with market conditions, many industry investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. For these reasons, NAREIT adopted the FFO metric in order to promote an industry-wide measure of REIT operating performance.

We also present Adjusted FFO attributable to Parent when evaluating our performance because management believes that the exclusion of certain additional items described below provides useful supplemental information to investors regarding our ongoing operating performance. Management historically has made the adjustments detailed below in evaluating our performance, in our annual budget process and for our compensation programs. We believe that the presentation of Adjusted FFO provides useful supplemental information that is beneficial to an investor’s complete understanding of our operating performance. We adjust NAREIT FFO attributable to Parent for the following items, which may occur in any period, and refer to this measure as Adjusted FFO attributable to Parent:

•	Gain on debt extinguishment. We exclude the effect of finance charges and premiums associated with the extinguishment of debt, including the acceleration of the write off of deferred financing costs from the original issuance of the debt being redeemed or retired.

•	Foreign currency (gain) loss. We exclude the effects of foreign currency (gain) loss as they are not reflective of our ongoing operations.

•	Acquisition Costs. Under U.S. GAAP, costs associated with completed property acquisitions are expensed in the year incurred and affect our net income. We exclude the effect of these costs in presenting FFO because we believe they are not reflective of our ongoing performance.

•	Litigation Gains and Losses. We exclude the effect of gains or losses associated with litigation recorded under U.S. GAAP that we consider outside the ordinary course of business. We believe that including these items is not consistent with our ongoing operating performance.

In unusual circumstances, we may also adjust NAREIT FFO attributable to Parent for additional gains or losses that management believes are not representative of our current operating performance.

The following table provides a reconciliation of net income attributable to Parent to NAREIT FFO attributable to Parent and Adjusted FFO attributable to Parent:

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013
	(in millions)
Net income attributable to Parent	$82	$192	$292	$176	$144
Depreciation and amortization expense	147	139	287	248	246
Impairment loss	15	—	—	—	—
Gain on sales of assets, net	(1)	(144)	(143)	—	—
Gain on sale of investments in affiliates	—	—	—	(24)	—
Equity investment adjustments:
Equity in earnings from investments in affiliates	(10)	(12)	(22)	(16)	(13)
Pro rata FFO of equity investments	19	20	40	40	39

NAREIT FFO attributable to Parent	252	195	454	424	416
Gain on debt extinguishment	—	—	—	—	(68)
Gain on foreign currency transactions	(1)	—	—	(2)	—
Acquisition costs	—	26	26	1	—
Litigation losses	—	—	—	4	1

Adjusted FFO attributable to Parent	$ 251	$ 221	$ 480	$ 427	$ 349

Comparable Hotel Data

Six Months Ended June 30, 2016 Compared with Six Months Ended June 30, 2015

The following table sets forth data for our 2016 comparable hotels by geographic market as of June 30, 2016 and 2015:

	As of June 30, 2016		Six Months Ended June 30, 2016			Six Months Ended June 30, 2015
Market	No. of Properties	No. of Rooms	ADR	Occupancy	RevPAR	ADR	Occupancy	RevPAR	Percent Change in RevPAR
New York(1)	2	2,235	266.93	82.2%	219.31	275.18	83.2%	228.85	(4.2)%
Washington, D.C.	2	1,085	169.72	80.9%	137.37	163.01	77.2%	125.77	9.2%
Florida	2	1,322	162.95	86.8%	141.45	156.36	90.7%	141.81	(0.3)%
New Orleans	2	1,939	192.53	78.6%	151.33	181.82	82.5%	150.04	0.9%
Chicago	4	2,743	171.68	71.4%	122.51	176.04	77.4%	136.26	(10.1)%
Northern California	5	3,264	235.37	84.6%	199.16	217.50	83.1%	180.72	10.2%
Southern California	4	1,304	161.95	87.0%	140.83	159.30	84.8%	135.10	4.2%
Hawaii	2	4,101	238.37	87.8%	209.31	227.29	86.8%	197.32	6.1%
Other	15	5,499	152.93	80.0%	122.27	149.49	80.5%	120.39	1.6%

Domestic	38	23,492	198.59	81.9%	162.62	192.40	82.7%	159.09	2.2%

United Kingdom	9	1,587	127.53	74.3%	94.80	126.24	75.6%	95.46	(0.7)%
Other	4	1,656	181.56	75.4%	136.87	176.49	75.1%	132.47	3.3%

International	13	3,243	154.49	74.9%	115.64	151.05	75.3%	113.80	1.6%

All Markets	51	26,735	$193.77	81.1%	$157.07	$187.90	81.8%	$153.73	2.2%

(1)	New York market information includes the 304 room Hilton Short Hills in New Jersey.

Our domestic properties experienced RevPAR growth of 2.2% attributable to an increase in ADR of 3.2%, partially offset by a decrease in occupancy of 80 basis points. Our San Francisco and Washington, D.C. properties led RevPAR growth with San Francisco showing an increase in ADR of 6.5% and a significant increase in occupancy resulting from increases in group business as well as transient demand from the Super Bowl, while Washington, D.C. also benefited from increased demand from government and corporate group business. Our Chicago and New York properties experienced a decline in comparable RevPAR, primarily attributable to a decrease in city-wide room nights in Chicago and a decrease in transient business in New York.

On a currency neutral basis, our international properties experienced RevPAR growth led by our European properties due to strong sales performance, partially offset by a decrease in group business in the U.K. and decreased travel in Puerto Rico related to the Zika virus.

The following table sets forth data for our 2016 comparable hotels by property type as of June 30, 2016 and 2015:

	As of June 30, 2016		Six Months Ended June 30, 2016			Six Months Ended June 30, 2015
Property Type	No. of Properties	No. of Rooms	ADR	Occupancy	RevPAR	ADR	Occupancy	RevPAR	Percent Change in RevPAR
Urban	16	10,790	$ 214.33	78.6%	$ 168.54	$ 210.29	79.7%	$ 167.69	0.5%
Resort	7	6,271	218.00	84.6%	184.36	207.82	84.9%	176.44	4.5%
Airport	13	6,355	156.32	84.3%	131.84	151.44	85.6%	129.70	1.6%
Suburban	15	3,319	153.79	75.9%	116.77	148.49	75.3%	111.88	4.4%

All Types	51	26,735	$ 193.77	81.1%	$ 157.07	$ 187.90	81.8%	$ 153.73	2.2%

Our resort properties led the portfolio with RevPAR growth primarily attributable to group business at our Hawaii properties, which had RevPAR growth of 6.1% when compared to the same period in 2015. RevPAR growth at our suburban properties was led by our domestic and European properties. RevPAR at our urban properties was flat benefiting from an increase in ADR of 6.5% in San Francisco partially offset by decreases in occupancy in both Chicago and New York. Our airport properties RevPAR growth was primarily attributable to an increase in ADR of 6.6% at our Washington, D.C. and California properties, partially offset by decreased demand in Chicago.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

The following table sets forth data for our 2015 comparable hotels by geographic market as of December 31, 2015 and 2014:

	As of December 31, 2015		Year Ended December 31, 2015			Year Ended December 31, 2014
Market	No. of Properties	No. of Rooms	ADR	Occupancy	RevPAR	ADR	Occupancy	RevPAR	Percent Change in RevPAR
New York(1)	2	2,289	$296.45	88.4%	$262.03	$300.60	89.1%	$267.92	(2.2)%
Washington, D.C.	3	1,403	171.53	77.7%	133.26	164.95	78.0%	$128.73	3.5%
Florida	2	1,322	147.74	88.0%	129.95	140.08	88.4%	123.86	4.9%
New Orleans	2	1,939	170.35	78.0%	132.79	168.24	77.5%	130.38	1.8%
Chicago	4	2,743	181.71	78.7%	143.00	177.65	75.7%	134.47	6.3%
Northern California	4	3,029	225.01	84.3%	189.70	209.23	83.3%	174.32	8.8%
Southern California	4	1,304	164.09	84.7%	138.91	158.45	83.3%	132.03	5.2%
Hawaii	2	4,101	234.15	86.1%	201.72	233.10	83.8%	195.29	3.3%
Other	11	4,519	151.74	80.6%	122.31	142.58	79.1%	112.72	8.5%

Domestic	34	22,649	199.12	82.9%	165.07	194.01	81.7%	158.48	4.2%

United Kingdom	9	1,589	138.92	79.0%	109.74	134.28	77.3%	103.81	5.7%
Other	5	2,148	161.72	71.6%	115.81	155.01	70.7%	109.57	5.7%

International	14	3,737	151.47	74.7%	113.22	145.74	73.5%	107.12	5.7%

All Markets	48	26,386	$192.94	81.7%	$157.71	$187.77	80.5%	$151.20	4.3%

(1)	New York market information includes the 304 room Hilton Short Hills in New Jersey.

Our domestic properties experienced RevPAR growth of 4.2%, primarily attributable to a combination of an increase in ADR of 2.6% and an increase in occupancy of 120 basis points. Our west coast properties led RevPAR growth at our domestic properties as they benefited from high levels of demand allowing for significant rate improvements for both group and transient business. Our Phoenix and Atlanta properties outperformed the portfolio with RevPAR growth of 12.6% and 9.0%, respectively, as a result of a rate improvement of 10.4% at our Phoenix properties and an increase in occupancy of 450 basis points at our Atlanta property. The RevPAR growth at our domestic properties was partially offset by decreased RevPAR in New York as a result of a significant rooms renovation, timeshare conversion project and construction of new retail space at one of our properties.

On a currency neutral basis, our international properties experienced RevPAR growth of 5.7%, led by our European properties. International RevPAR growth was limited due to declines in Brazil because of a deepening economic recession, a weakening currency and the positive effect of the 2014 FIFA World Cup on RevPAR for the prior year ended December 31, 2014. Overall international RevPAR growth was primarily due to an increase in occupancy of 120 basis points.

The following table sets forth data for our 2015 comparable hotels by property type as of December 31, 2015 and 2014:

	As of December 31, 2015		Year Ended December 31, 2015			Year Ended December 31, 2014
Property Type	No. of Properties	No. of Rooms	ADR	Occupancy	RevPAR	ADR	Occupancy	RevPAR	Percent Change in RevPAR
Urban	17	11,390	$ 214.36	80.3%	$ 172.18	$ 210.98	79.0%	$ 166.77	3.2%
Resort	7	6,271	211.44	84.0%	177.67	207.39	82.4%	170.95	3.9%
Airport	13	6,355	152.46	83.9%	127.97	142.96	83.4%	119.16	7.4%
Suburban	11	2,370	150.81	76.6%	115.54	146.80	75.0%	110.12	4.9%

All Types	48	26,386	$ 192.94	81.7%	$ 157.71	$ 187.77	80.5%	$ 151.20	4.3%

Our airport properties led the portfolio with RevPAR growth of 7.4%. The ADR growth of 6.6% was primarily attributed to our west coast airport properties. The RevPAR improvement at our urban properties of 3.2% was a result of an improvement in occupancy of 130 basis points. The RevPAR growth of 3.9% at our resort properties was due to a strong group business at our Hawaiian properties. Our suburban properties experienced RevPAR growth of 4.9%, led by high occupancy and average room rate at our Washington, D.C. properties due to transient business.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

The following table sets forth data for our 2014 comparable hotels by geographic market as of December 31, 2014 and 2013:

	As of December 31, 2014		Year Ended December 31, 2014			Year Ended December 31, 2013
Market	No. of Properties	No. of Rooms	ADR	Occupancy	RevPAR	ADR	Occupancy	RevPAR	Percent Change in RevPAR
New York(1)	3	3,702	$ 334.60	89.9%	$ 300.69	$ 323.90	91.0%	$ 294.89	2.0%
Washington, D.C.	3	1,407	164.95	78.0%	128.73	164.17	74.4%	122.19	5.4%
Florida	2	1,322	140.08	88.4%	123.86	133.30	85.8%	114.40	8.3%
New Orleans	2	1,939	168.24	77.5%	130.38	168.59	72.0%	121.36	7.4%
Chicago	4	2,743	177.65	75.7%	134.47	168.41	73.9%	124.43	8.1%
Northern California	4	3,024	209.23	83.3%	174.32	186.22	83.1%	154.68	12.7%
Southern California	4	1,304	158.45	83.3%	132.03	148.83	78.2%	116.38	13.4%
Hawaii	2	4,101	233.10	83.8%	195.29	226.95	82.5%	187.29	4.3%
Other	11	4,519	142.58	79.1%	112.72	132.72	76.8%	101.97	10.5%

Domestic	35	24,061	206.66	82.2%	169.95	198.30	80.5%	159.57	6.5%

United Kingdom	7	1,224	130.97	77.9%	102.07	117.39	77.4%	90.82	12.4%
Other	4	1,996	184.65	70.5%	130.15	152.93	70.5%	107.87	20.7%

International	11	3,220	162.98	73.3%	119.48	138.64	73.1%	101.39	17.8%

All Markets	46	27,281	$ 202.00	81.2%	$ 163.99	$ 191.83	79.6%	$ 152.70	7.4%

(1)	New York market information includes the 304 room Hilton Short Hills in New Jersey.

Our domestic properties had RevPAR growth of 6.5%, as a result of an increase in ADR of 4.2% and an increase in occupancy of 170 basis points. Our domestic properties RevPAR growth was led by our west coast properties that benefited from both strong transient demand as well as accelerating growth in group business. Our east coast properties, led by our Boston property, had strong demand which allowed for a focus towards the higher-rated group and transient business, leading to a 12.0% improvement in ADR. Atlanta led our south and central properties with a RevPAR growth of 10.0%, as a result of a mix of strong group demand. Our Hawaiian properties experienced increased group business, which led to a overall RevPAR increase of 4.3%.

On a currency neutral basis, our international markets experienced RevPAR growth of 17.8%, led by our Brazilian property which benefited from increased demand in 2014 as compared to the prior year due to the 2014 FIFA World Cup. RevPAR growth was due to a combination of rate growth of 17.6% and an increase in occupancy of 20 basis points.

The following table sets forth data for our 2014 comparable hotels by property type as of December 31, 2014 and 2013:

	As of December 31, 2014		Year Ended December 31, 2014			Year Ended December 31, 2013
Property Type	No. of Properties	No. of Rooms	ADR	Occupancy	RevPAR	ADR	Occupancy	RevPAR	Percent Change in RevPAR
Urban	17	12,609	$ 237.63	80.3%	$ 190.91	$ 224.22	79.9%	$ 179.25	6.5%
Resort	7	6,271	207.69	82.4%	171.20	201.12	80.5%	161.83	5.8%
Airport	13	6,358	142.96	83.4%	119.16	132.06	80.2%	105.86	12.6%
Suburban	9	2,043	151.98	75.8%	115.22	146.06	73.2%	106.86	7.8%

All Types	46	27,281	$ 202.00	81.2%	$ 163.99	$ 191.83	79.6%	$ 152.70	7.4%

Our airport properties experienced RevPAR growth of 12.6%, primarily attributable to increased ADR growth in our west coast and east coast markets. Our urban properties experienced a RevPAR growth of 6.5%, led by our international properties, primarily our Brazilian property, which was slightly offset due to increased supply in transient business at the more concentrated urban markets, such as in New York and Washington, D.C. The RevPAR growth in our resort properties was 5.8% in 2014 as a result of the increase in RevPAR at our Hawaiian, international and Southern California properties. The RevPAR improvement at our suburban properties of 7.8%, was led by our domestic properties, as a result of a 4.1% increase in ADR and an improvement in occupancy of 260 basis points.

Results of Operations

The following items have had a significant effect on the year-over-year and quarter-over-quarter comparability of our operations and are further discussed in the sections below:

•	In the first half of 2015, we added six properties to our portfolio on a net basis as a result of a tax deferred exchange and in the second half of 2014 we added five properties to our portfolio as a result of an equity investments exchange. See Note 3: “Acquisitions” and Note 4: “Disposals” in our historical combined consolidated financial statements included elsewhere within this information statement for additional information. The results of properties added to our portfolio on a net basis in the comparable periods are collectively referred to as our “Recent Acquisitions and Dispositions.”

•	For the six months ended June 30, 2016 and year ended December 31, 2014 our results were more significantly affected by disruptive renovations than in typical years, which reduced growth in net income and Adjusted EBITDA when compared to the same period in 2015.

•	For international properties, we are exposed to currency exchange risks in the normal course of business; therefore, changes in operating results discussed in “—Revenue” and “—Operating Expenses” are explained on a currency neutral basis.

•	We have adopted the 11th Edition of the Uniform System of Accounts for the Lodging Industry (“USALI”), which became effective on January 1, 2015 and modified the presentation of certain property-level revenue and expense line items. These changes include, among other items, certain service charges, which are now reflected on a gross basis and result in an increase to food and beverage revenue with a corresponding increase to food and beverage expense. The adoption of USALI did not affect operating income, net income, or Hotel Adjusted EBITDA. The years ended December 31, 2014 and 2013 results were not restated for the adoption of USALI.

The following tables reflect certain significant operating results:

Hotel operating results:

	Six Months Ended June 30,		Percent Change
	2016	2015	2016 vs. 2015
	(in millions)
Total Hotel Revenue	$ 1,380	$ 1,326	4.1%
Hotel Adjusted EBITDA	$ 414	$ 401	3.2%
Hotel Adjusted EBITDA margin(1)	30.0%	30.2%	(20bps)

	Year Ended December 31,			Percent Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)
Total Hotel Revenue	$ 2,675	$ 2,503	$ 2,323	6.9%	7.7%
Hotel Adjusted EBITDA	$ 815	$ 747	$ 670	9.1%	11.5%
Hotel Adjusted EBITDA margin(1)	30.5%	29.8%	28.8%	70 bps	100 bps

(1)	Hotel Adjusted EBITDA margin is calculated as Hotel Adjusted EBITDA divided by Total Hotel Revenue

Comparable hotel operating results:

	2016 Comparable Hotels
	2016	2015	2016 vs. 2015
	(in millions)
Comparable Total Hotel Revenue	$ 1,160	$ 1,139	1.8%
Comparable Hotel Adjusted EBITDA	$ 334	$ 341	(2.1)%
Comparable Hotel Adjusted EBITDA margin(1)	28.8%	29.9%	(110bps)

(1)	Comparable Hotel Adjusted EBITDA margin is calculated as comparable Hotel Adjusted EBITDA divided by comparable Total Hotel Revenue

For the six months ended June 30, 2016, comparable Hotel Adjusted EBITDA margin decreased 110 basis points compared to the same period for 2015, as a result of increased operating expenses outpacing RevPAR growth at the majority of our comparable hotels. The increase in operating expenses was primarily attributable to incremental wages and benefits as a result of additional benefits provided at the beginning of 2016 that were not previously provided in 2015.

	2015 Comparable Hotels			2014 Comparable Hotels
	2015	2014	2015 vs. 2014	2014	2013	2014 vs. 2013
	(in millions)			(in millions)
Comparable Total Hotel Revenue	$ 2,281	$ 2,190	4.2%	$ 2,444	$ 2,295	6.5%
Comparable Hotel Adjusted EBITDA	$ 684	$ 676	1.2%	$ 731	$ 664	10.1%
Comparable Hotel Adjusted EBITDA margin(1)	30.0%	30.9%	(90bps)	29.9%	28.9%	100bps

(1)	Comparable Hotel Adjusted EBITDA margin is calculated as comparable Hotel Adjusted EBITDA divided by comparable Total Hotel Revenue.

In 2015, comparable Hotel Adjusted EBITDA margin decreased 90 basis points compared to 2014, primarily as a result of the adoption of USALI, which caused a decrease in Hotel Adjusted EBITDA margin of 60 basis points. Additionally, disruption at the Hilton New York due to a significant rooms renovation, the conversion of certain rooms into timeshare units and construction of new retail space around the entrance to the hotel further decreased comparable Hotel Adjusted EBITDA margin by 60 basis points. Excluding the adoption of USALI and the results of the Hilton New York, comparable Hotel Adjusted EBITDA margin increased 30 basis points in 2015.

The increase of 100 basis points in our comparable hotel Adjusted EBITDA margin in 2014 compared to 2013 was the result of both an increase in revenue and a reduction of expenses at our properties due to our asset management and operational effectiveness initiatives aimed at maximizing profitability. Refer to “—Revenue” and “—Operating Expenses” for discussion on the increase in revenues and decrease in expenses in 2014 compared to 2013.

Six Months Ended June 30, 2016 and 2015

Revenue

	Six Months Ended June 30,		Percent Change
	2016	2015	2016 vs. 2015
	(in millions)
Rooms	$ 901	$ 870	3.6%
Food and beverage	380	357	6.4%
Other(1)	105	105	—%

Total revenue	$ 1,386	$ 1,332	4.1%

(1)	Includes revenue from our laundry business of $6 million for the six months ended June 30, 2016 and 2015.

The following table details the changes in total revenue:

2016 vs. 2015
(in millions)
Total increase	$ 54
Net decrease due to foreign currency changes	7
Net increase from non-comparable hotels(1)	(34)

Adjusted increase from total comparable hotels	$ 27

(1)	Increases of $16 million, $14 million and $4 million in rooms revenue, food and beverage revenue and other revenue, respectively, primarily related to our Recent Acquisitions and Dispositions.

Rooms. Comparable rooms revenue increased $20 million in the six months ended June 30, 2016 compared to the same period in 2015, primarily as a result of RevPAR growth of 2.2%. For a discussion of comparable hotel RevPAR see “—Comparable Hotel Data.”

Food and beverage. Comparable food and beverage revenue increased $11 million in the six months ended June 30, 2016 compared to the same period in 2015, primarily as a result of increases in catering and banquet revenue from group business.

Operating Expenses

	Six Months Ended June 30,		Percent Change
	2016	2015	2016 to 2015
	(in millions)
Rooms	$ 232	$ 225	3.1%
Food and beverage	258	246	4.9%
Other departmental and support	335	320	4.7%
Other property-level	92	89	3.4%
Management fees	51	47	8.5%
Impairment loss	15	—	NM(1)
Depreciation and amortization	147	139	5.8%

Total operating expenses	$ 1,130	$ 1,066	6.0%

(1)	Fluctuation in terms of percentage change is not meaningful.

The following table details the changes in total operating expenses:

2016 vs. 2015
(in millions)
Total increase	$ 64
Net decrease due to foreign currency changes	3
Net increase from non-comparable hotels(1)	(23)
Net increase due to impairment loss	(15)

Adjusted increase from total comparable hotels	$ 29

(1)	Increases of $4 million, $9 million and $7 million in food and beverage expense, other departmental and support expense and depreciation and amortization expense, respectively, primarily related to acquisitions and dispositions that occurred in the first quarter of 2015. See Note 3: “Acquisitions” and Note 4: “Disposals” in our unaudited condensed combined consolidated financial statements included elsewhere within this information statement for additional information.

Rooms. Comparable rooms expense increased $7 million in the six months ended June 30, 2016 compared to the same period in 2015, primarily as a result of increases in wages and benefits.

Food and beverage. Food and beverage expense at our comparable hotels increased $9 million in the six months ended June 30, 2016 compared to the same period in 2015, primarily as a result of increases in our catering and banquet business.

Other departmental and support. Other departmental and support expense at our comparable hotels increased $8 million in the six months ended June 30, 2016 compared to the same period in 2015, primarily as a result of increases in wages and benefits, partially offset by decreases in utilities.

Management fees. Management fees at our comparable hotels increased $3 million in the six months ended June 30, 2016 compared to the same period in 2015, primarily attributable to an increase in our incentive management fees due to both an increase in profitability at certain properties and the number of properties paying incentive fees.

Impairment loss. During the six months ended June 30, 2016, we recorded an impairment of $15 million for certain hotel assets resulting from a significant decline in market value of those assets. See Note 8: “Fair Value Measurements” in our unaudited condensed combined consolidated financial statements included elsewhere within this information statement for additional information.

Corporate and other

	Six Months Ended June 30,		Percent Change
	2016	2015	2016 to 2015
	(in millions)
General and administrative expenses(2)	$ 28	$ 31	(9.7)%
Acquisition costs	—	26	NM(1)
Laundry expenses	7	6	16.7%

	$ 35	$ 63	(44.4)%

(1)	Fluctuation in terms of percentage change is not meaningful.
(2)	Includes allocations of costs from certain corporate and shared functions provided to us by Parent of $27 million and $31 million, for the six months ended June 30, 2016 and 2015, respectively.

The decrease in corporate and other expense in the six months ended June 30, 2016 compared to the same period in 2015 was primarily due to $26 million of property acquisition costs incurred in 2015 as a result of the acquisition of five properties in connection with a tax deferred exchange. See Note 3: “Acquisitions” in our unaudited condensed combined consolidated financial statements included elsewhere within this information statement for additional information.

Gain on sale of assets, net. In the first quarter of 2015, we completed the sale of the Waldorf Astoria New York and recognized a gain of $144 million. See Note 4: “Disposals” in our unaudited condensed combined consolidated financial statements included elsewhere within this information statement for additional information.

Non-operating Income and Expenses

	Six Months Ended June 30,		Percent Change
	2016	2015	2016 to 2015
	(in millions)
Interest income	$ 1	$ —	NM(1)
Interest expense	(92)	(92)	—%
Equity in earnings from investments in affiliates	10	12	(16.7)%
Loss on foreign currency transactions	(1)	—	NM(1)
Other loss, net	(2)	(5)	(60.0)%
Income tax expense	(53)	(68)	(22.1)%

(1)	Fluctuation in terms of percentage change is not meaningful.

Interest expense. Interest expense remained unchanged for the six months ended June 30, 2016 compared to the same period in 2015. Our overall borrowing rate increased as a result of the debt assumed in our acquisition in February 2015; however, we have reduced our outstanding borrowings since June 30, 2015.

Other loss, net. Other loss, net of $5 million for the six months ended June 30, 2015 was a result of the recognition of remaining deferred financing costs associated with a debt payoff in conjunction with the sale of the Waldorf Astoria New York; see Note 4: “Disposals” in our unaudited condensed combined consolidated financial statements included elsewhere within this information statement for additional information.

Income tax expense. Income tax expense for the six months ended June 30, 2016 decreased compared to the same period in 2015 primarily as a result of a decrease in pre-tax book income offset by a net tax benefit of $6 million in 2015 related to the sale of the Waldorf Astoria New York and the related tax deferred exchange of real property.

Years Ended December 31, 2015, 2014 and 2013

Revenue

	Year ended December 31,			Percent Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)
Rooms	$ 1,783	$ 1,679	$ 1,556	6.2%	7.9%
Food and beverage	691	644	607	7.3%	6.1%
Other(1)	214	190	170	12.6%	11.8%

Total revenue	$ 2,688	$ 2,513	$ 2,333	7.0%	7.7%

(1)	Includes revenue from our laundry business of $13 million, $10 million, and $10 million for the years ended December 31, 2015, 2014 and 2013, respectively.

The following table details the changes in total revenue:

	2015 vs. 2014	2014 vs. 2013
	(in millions)
Total increase	$ 175	$ 180
Net decrease due to foreign currency changes	28	2
Net increase from non-comparable hotels	(84)	(28)
Net increase due to USALI adoption at our comparable hotels	(43)	—

Adjusted increase from total comparable hotels	$ 76	$ 154

Rooms. Comparable rooms revenue increased $61 million in 2015 and $97 million in 2014 primarily as a result of an increase in comparable hotel RevPAR of 4.3% and 7.4% respectively. For a discussion of comparable hotel RevPAR see “—Comparable Hotel Data.” Non-comparable rooms revenue increased $64 million and $27 million in 2015 and 2014, respectively, primarily as a result of our Recent Acquisitions and Dispositions.

Food and beverage. Comparable food and beverage revenue increased $53 million and $35 million in 2015 and 2014, respectively. Increases in food and beverage revenue at our comparable hotels was primarily attributable to increases in catering and banquet revenue. Of the $53 million increase in 2015 at our comparable hotels, $45 million was a result of the USALI adoption. Food and beverage revenue at our non-comparable hotels was flat in 2015 compared to 2014 and increased $3 million in 2014 compared to 2013.

Other. Other revenue increased $5 million at our comparable hotels in 2015 primarily attributable to slight increases in both resort charges and parking revenue. These increases were partially offset by a slight decrease in telecommunications revenue resulting from Hilton offering their loyalty program members complimentary internet access in 2015 for reservations made through certain distribution channels. Other revenue increased $22 million at our comparable hotels in 2014, primarily as a result of an increase in resort fees. Non-comparable other revenue increased $20 million and decreased $2 million in 2015 and 2014, primarily as a result of our Recent Acquisitions and Dispositions.

Operating Expenses

	Year ended December 31,			Percent Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)
Rooms	$ 456	$ 457	$ 422	(0.2)%	8.3%
Food and beverage	487	454	437	7.3%	3.9%
Other departmental and support	650	592	556	9.8%	6.5%
Other property-level	180	178	178	1.1%	—%
Management fees	89	77	61	15.6%	26.2%
Depreciation and amortization	287	248	246	15.7%	0.8%

Total operating expenses	$ 2,149	$ 2,006	$ 1,900	7.1%	5.6%

The following table details the changes in total operating expenses:

	2015 vs. 2014	2014 vs. 2013
	(in millions)
Total increase	$ 143	$ 106
Net decrease due to foreign currency changes	19	—
Net increase from non-comparable hotels	(57)	(19)
Net increase due to USALI adoption at our comparable hotels	(43)	—

Adjusted increase from total comparable hotels	$ 62	$ 87

Rooms. Rooms expense increased $5 million at our comparable hotels in 2015, primarily resulting from higher variable operating costs due to increased occupancy. Comparable rooms expense increased $25 million during 2014 primarily due to increases in wages and benefits and travel agent commissions as a result of the increase in occupancy during 2014. Non-comparable rooms expense decreased $3 million in 2015 and increased $10 million in 2014.

Food and beverage. Food and beverage expense at our comparable hotels increased $48 million and $15 million in 2015 and 2014, respectively, primarily a result of increases in our catering and banquet business. Of the $48 million increase in 2015 at our comparable hotels, $45 million was a result of the USALI adoption. Non-comparable food and beverage expense decreased $10 million in 2015 and increased $2 million in 2014.

Other departmental and support. Other departmental and support expense increased $33 million and $28 million at our comparable hotels in 2015 and 2014, respectively, primarily as a result of increases in wages and benefits, credit card fees and sales and marketing costs. Our non-comparable hotel other departmental and support expense increased $32 million and $8 million in 2015 and 2014, respectively, primarily as a result of our Recent Acquisitions and Dispositions.

Other property-level. Other property-level expenses at our comparable hotels increased $6 million in 2015 due to slight increases in our rent expense and property taxes, offset by a slight decline in insurance expense. Non-comparable hotel property-level expenses decreased $3 million in 2015. In 2014, other property-level expenses at our comparable hotels increased $3 million as a result of increases in our rent expense offset by a $3 million decrease in our non-comparable hotels.

Management fees. Management fees at our comparable hotels increased $10 million in 2015. The increase was primarily attributable to an increase in our incentive management fees due to an increase in profitability and the number of properties paying incentive fees. In 2014, management fees at our comparable hotels increased

$15 million as a result of increases in base management fees due to an increase in property level revenues. In addition, certain of our comparable hotels began paying an incentive fee in October 2013 based on amended management agreements that resulted in an increase in management fees of $4 million in 2014. Non-comparable hotel management fees increased $3 million and $1 million in 2015 and 2014, respectively.

Depreciation and amortization. The increase in depreciation and amortization expense in 2015 and 2014 primarily resulted from an increase in depreciation and amortization expense from our non-comparable hotels of $38 million and $1 million, respectively, related to assets acquired in those respective periods. Depreciation and amortization expense at our comparable hotels increased $3 million and $1 million in 2015 and 2014, respectively as a result of additional capital expenditures due to normal maintenance.

Corporate and other

	Year ended December 31,			Percent Change
	2015	2014	2013	2015 to 2014	2014 to 2013
	(in millions)
General and administrative expenses(2)	$ 57	$ 55	$ 92	3.6%	(40.2)%
Acquisition costs	26	1	—	NM(1)	NM(1)
Laundry expenses	13	11	11	18.2%	—%

	$ 96	$ 67	$ 103	43.3%	(35.0)%

(1)	Fluctuation in terms of percentage change is not meaningful.
(2)	Includes allocations of costs from certain corporate and shared functions provided to us by Parent of $56 million, $52 million, and $79 million, for the years ended December 31, 2015, 2014 and 2013, respectively.

The increase in 2015 was primarily due to $26 million of property acquisition costs incurred for the year ended December 31, 2015 incurred as a result of the acquisition of six properties in connection with a tax deferred exchange, compared to $1 million for the year ended December 31, 2014. See Note 3: “Acquisitions” in our audited combined consolidated financial statements included elsewhere within this information statement for additional information.

The decrease in 2014 was primarily attributable to a decrease in our allocation of Hilton’s corporate costs. Allocated costs were higher in 2013 as a result of costs in connection with Hilton’s initial public offering that were allocated to us.

Gain on sale of assets, net. In 2015, we completed the sale of the Waldorf Astoria New York and recognized a gain of $143 million. See Note 4: “Disposals” in our audited combined consolidated financial statements included elsewhere within this information statement for additional information.

Non-operating Income and Expenses

	Year ended December 31,			Percent Change
	2015	2014	2013	2015 to 2014	2014 to 2013
	(in millions)
Interest income	$ 1	$ 1	$ 2	—	(50.0)%
Interest expense	(186)	(186)	(162)	—	14.8%
Equity in earnings from investments in affiliates	22	16	13	37.5%	23.1%
Gain (loss) on foreign currency transactions	—	2	—	NM(1)	NM(1)
Gain on extinguishment of debt	—	—	68	—	NM(1)
Other gain (loss), net	(6)	25	—	NM(1)	NM(1)
Income tax expense	(118)	(117)	(104)	0.9%	12.5%

(1)	Fluctuation in terms of percentage change is not meaningful.

Interest expense. Interest expense increased $24 million in 2014. The increase was due to an increase in our overall borrowing rate based on Hilton’s refinancing transactions occurring in October 2013. See Note 8: “Debt” in our audited combined consolidated financial statements included elsewhere within this information statement for additional information.

Equity in earnings from investments in affiliates. The increases in 2015 and 2014 were primarily due to improved performance at our unconsolidated properties. Additionally, the increase in 2015 was partially offset by $3 million in equity in earnings included in the year ended December 31, 2014 from affiliates that were involved in an equity investments exchange and were no longer included in equity in earnings from investments in affiliates after July 2014; see Note 3: “Acquisitions” in our audited combined consolidated financial statements included elsewhere within this information statement for additional information.

Gain on extinguishment of debt. The gain on debt extinguishment in 2013 was the result of our allocated portion of Hilton’s gain on debt extinguishment from refinancing transactions which occurred in October 2013. See Note 2: “Basis of Presentation and Summary of Significant Accounting Policies” in our audited combined consolidated financial statements included elsewhere within this information statement for additional information.

Other gain (loss), net. The $6 million of other loss, net for the year ended December 31, 2015 was a result of the recognition of remaining deferred financing costs associated with a debt payoff in conjunction with the sale of the Waldorf Astoria New York; see Note 4: “Disposals” in our audited combined consolidated financial statements included elsewhere within this information statement for additional information.

The other gain, net for the year ended December 31, 2014 was primarily related to a pre-tax gain of $24 million resulting from an equity investments exchange; see Note 3: “Acquisitions” in our audited combined consolidated financial statements included elsewhere within this information statement for additional information.

Income tax expense. The increases in 2015 and 2014 were primarily a result of increases in our income before income taxes. In 2015, the increase in our income tax expense was offset by $34 million of previously unrecognized deferred tax assets associated with assets and liabilities distributed from liquidated controlled foreign corporations and the net tax benefit related to the sale of the Waldorf Astoria New York. Refer to Note 12: “Income Taxes” in our audited combined consolidated financial statements included elsewhere within this information statement for additional information.

Liquidity and Capital Resources

Overview

As of June 30, 2016, we had total cash and cash equivalents of $288 million, including $90 million of restricted cash. The majority of our restricted cash balance relates to cash restricted under our debt agreements.

Our known short-term liquidity requirements primarily consist of funds necessary to pay for operating expenses and other expenditures, including reimbursements to the hotel manager for payroll and related benefits, legal costs, operating costs associated with the operation of our properties, interest and scheduled principal payments on our outstanding indebtedness, and capital expenditures for renovations and maintenance at our properties, and dividends to our stockholders. Our long-term liquidity requirements primarily consist of funds necessary to pay for scheduled debt maturities, capital improvements at our properties, and costs associated with potential acquisitions.

Our capital expenditures for property and equipment for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 were approximately $226 million, $171 million, $184 million, $318 million and $288 million, respectively. Our commitments to fund capital expenditures for renovations and maintenance at our properties in 2016 will be funded by cash and cash equivalents, restricted cash to the extent permitted by our lending agreements and cash flow from operations. Following the spin-off, we expect to establish reserves for capital expenditures in accordance with the management agreements to be entered into with Hilton.

As a REIT, the Company is required to distribute to its stockholders at least 90% of its taxable income, excluding net capital gain, on an annual basis. Therefore, as a general matter, it is unlikely that we will be able to retain substantial cash balances that could be used to meet our liquidity needs from our annual taxable income. Instead, we will need to meet these needs from external sources of capital and amounts, if any, by which our cash flow generated from operations exceeds taxable income.

We finance our business activities primarily with existing cash and cash generated from our operations. We believe that this cash will be adequate to meet anticipated requirements for operating expenses and other expenditures, including payroll and related benefits, legal costs and capital expenditures for the foreseeable future. The objectives of our cash management policy are to maintain the availability of liquidity, minimize operational costs, make debt payments and fund our capital expenditure programs and future acquisitions. Further, we have an investment policy that is focused on the preservation of capital and maximizing the return on new and existing investments.

Sources and Uses of Our Cash and Cash Equivalents

The following tables summarize our net cash flows and key metrics related to our liquidity:

	Six Months Ended June 30,		Percent Change
	2016	2015	2016 vs. 2015
	(in millions)
Net cash provided by operating activities	$219	$209	4.8%
Net cash provided by (used in) investing activities	(112)	339	NM	(1)
Net cash provided by (used in) financing activities	17	(534)	NM	(1)

	Year ended December 31,			Percent Change
	2015	2014	2013	2015 vs. 2014	2014 vs. 2013
	(in millions)
Net cash provided by operating activities	$ 519	$ 516	$ 440	0.6%	17.3%
Net cash provided by (used in) investing activities	230	(120)	(200)	NM1	(40.0)%
Net cash used in financing activities	(715)	(401)	(215)	78.3%	86.5%

(1)	Fluctuation in terms of percentage change is not meaningful.

Operating Activities

Cash flow from operating activities is primarily generated from operating income from our properties. In a recessionary market, we may experience significant declines in travel and, thus, declines in demand for our rooms. A decline in demand could have a material effect on our cash flow from operating activities. See “Risk Factors—Risks Related to Our Business and Industry—Contraction in the global economy or low levels of economic growth could adversely affect our revenues and profitability as well as limit or slow our future growth.”

The $10 million increase in net cash provided by operating activities in the six months ended June 30, 2016 compared to the six months ended June 30, 2015 was primarily due to acquisition transaction costs of $26 million incurred in the first half of 2015 related to the acquisition of certain properties in a tax deferred exchange. There were no such costs incurred in the first half of 2016.

The $3 million increase in net cash provided by operating activities in the year ended December 31, 2015 compared to the year ended December 31, 2014 was primarily due to an increase in operating income attributable to improved operating results at our properties, partially offset by acquisition transaction costs of $26 million in 2015.

The $76 million increase in net cash provided by operating activities in the year ended December 31, 2014 compared to the year ended December 31, 2013 was a result of an increase in operating income attributable to improved operating results at our properties.

Investing Activities

The $451 million decrease in net cash used in investing activities in the six months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to net proceeds from the sale of the Waldorf Astoria New York of $1,869 million, partially offset by $1,410 million used for the acquisitions of certain properties in a tax deferred exchange during the six months ended June 30, 2015. Refer to Note 3: “Acquisitions” in our unaudited condensed combined consolidated financial statements included elsewhere within this information statement for additional information.

The $350 million increase in net cash provided by investing activities in the year ended December 31, 2015 compared to the year ended December 31, 2014 was primarily attributable to net proceeds from the sale of the Waldorf Astoria New York, partially offset by $1,410 million used in the acquisitions of properties in a tax deferred exchange in 2015 and a $55 million increase in capital expenditures for property and equipment. Refer to Note 3: “Acquisitions” in our audited combined consolidated financial statements included elsewhere within this information statement for additional information.

The $80 million decrease in net cash used in investing activities in the year ended December 31, 2014 compared to the year ended December 31, 2013 was primarily attributable to a combination of an increase in distributions from investments in affiliates of $13 million and a decrease in capital expenditures for property and equipment of $13 million. Additionally, in the year ended December 31, 2014 we acquired a parcel of land for $28 million, which we previously leased under a long-term ground lease.

Financing Activities

The $551 million decrease in net cash used in financing activities in the six months ended June 30, 2016 compared to the six months ended June 30, 2015 was primarily attributable to a decrease in repayments of debt due to the repayment of the Waldorf Astoria Loan of $525 million in 2015.

The $314 million increase in net cash used in financing activities in the year ended December 31, 2015 compared to the year ended December 31, 2014 was primarily attributable to an increase in repayment of debt of $869 million, partially offset by a decrease in cash dividends paid to Parent and a decrease in net transfers to Parent of $270 million and $87 million, respectively. The changes in borrowings and repayments of debt were primarily due to the repayment of the Waldorf Astoria Loan of $525 million in connection with the sale of the Waldorf Astoria New York as well as a $69 million paydown of the Existing CMBS Loan and a $64 million payoff of a mortgage loan assumed in conjunction with the equity investment exchange that occurred in 2015.

Net cash used in financing activities in the year ended December 31, 2014 increased $186 million compared to the year ended December 31, 2013 primarily due to an increase in our cash dividends paid to Parent of $248 million in 2014, offset by a decrease in the change in restricted cash.

Debt

As of June 30, 2016, our total indebtedness was approximately $4 billion, excluding approximately $214 million of our share of debt of investments in affiliates. Substantially all of the debt of such affiliates is secured solely by the affiliates’ assets or is guaranteed by other partners without recourse to us. For further information on our total indebtedness and debt repayments refer to Note 7: “Debt” in our unaudited condensed combined consolidated financial statements included elsewhere within this information statement.

Distribution Policy

In order to qualify as a REIT, we are required to distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. We expect to make quarterly distributions to our stockholders in a manner intended to satisfy this requirement. Prior to making any distributions for U.S. federal tax purposes or otherwise, we must first satisfy our operating and debt service obligations. It is possible that it would be necessary to utilize cash reserves, liquidate assets at unfavorable prices or incur additional indebtedness in order to make required distributions. It is also possible that our board of directors could decide to make required distributions in part by using shares of our common stock.

In addition, as a result of our intended election to be treated as a REIT for U.S. federal income tax purposes, and in order to comply with certain REIT qualification requirements, we intend to declare the Purging Distribution to distribute our accumulated earnings and profits attributable to our non-REIT years, including any earnings and profits allocated to us in connection with the spin-off and the earnings and profits generated by us in our taxable year ending on the date of the spin-off. The Purging Distribution will be paid to our stockholders in a combination of cash and our common stock, with the cash portion constituting at least 20% of the total amount of the Purging Distribution. We expect to pay the majority of the Purging Distribution in Park Parent common stock. We expect to declare the Purging Distribution in                      and to make the Purging Distribution no later than                      . We currently expect the amount of the Purging Distribution will be between approximately $         million and $         million. See “The Spin-Off—The Purging Distribution.”

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2015:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in millions)
Debt(1)(2)	$4,485	$259	$3,755	$441	$30
Capital lease obligations(2)	93	1	2	2	88
Operating leases(3)	411	26	52	46	287

Total contractual obligations	$4,989	$286	$3,809	$489	$405

(1)	We have assumed the exercise of all extensions, that are exercisable solely at our option.
(2)	Includes principal, as well as estimated interest payments. For our variable-rate debt we have assumed a constant 30-day LIBOR rate of 0.36 percent as of December 31, 2015.
(3)	Only includes our future minimum lease payments, see Note 11: “Leases” in our audited combined consolidated financial statements included elsewhere within this information statement for additional information.

The total amount of unrecognized tax benefits as of December 31, 2015 was $6 million. These amounts are excluded from the table above because they are uncertain and subject to the findings of the taxing authorities in the jurisdictions where we are subject to tax. It is possible that the amount of the liability for unrecognized tax benefits could change during the next year. Refer to Note 12: “Income Taxes” in our audited combined consolidated financial statements included elsewhere within this information statement for additional information.

The following table summarizes our significant contractual obligations as of December 31, 2015, after giving pro forma effect to the Financing Transactions described in “Unaudited Pro Forma Combined Consolidated Financial Statements:”

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in millions)
Debt(1)	$4,007	$110	$270	$224	$3,403
Capital lease obligations(1)	93	1	2	2	88
Operating leases(2)	411	26	52	46	287

Total contractual obligations	$4,511	$137	$324	$272	$3,778

(1)	Includes principal, as well as estimated interest payments. For our variable-rate debt we have assumed a constant 30-day LIBOR rate of 0.36 percent as of December 31, 2015.
(2)	Only includes our future minimum lease payments, see Note 11: “Leases” in our audited combined consolidated financial statements included elsewhere within this information statement for additional information.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements as of June 30, 2016 included construction contract commitments of approximately $67 million for capital expenditures at our properties. Our contracts contain clauses that allow us to cancel all or some portion of the work. If cancellation of a contract occurred, our commitment would be any costs incurred up to the cancellation date, in addition to any costs associated with the discharge of the contract.

Critical Accounting Policies and Estimates

The preparation of our historical combined consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the historical combined consolidated financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in the historical combined consolidated financial statements and accompanying footnotes. We believe that of our significant accounting policies, which are described in Note 2: “Basis of Presentation and Summary of Significant Accounting Policies” in our audited combined consolidated financial statements included elsewhere within this information statement, the following accounting policies are critical because they involve a higher degree of judgment, and the estimates required to be made were based on assumptions that are inherently uncertain. As a result, these accounting policies could materially affect our financial position, results of operations and related disclosures. On an ongoing basis, we evaluate these estimates and judgments based on historical experiences and various other factors that are believed to reflect the current circumstances. While we believe our estimates, assumptions and judgments are reasonable, they are based on information presently available. Actual results may differ significantly from these estimates due to changes in judgments, assumptions and conditions as a result of unforeseen events or otherwise, which could have a material effect on our financial position or results of operations.

Property and Equipment and Intangible Assets with Finite Lives

We evaluate the carrying value of our property and equipment and intangible assets with finite lives by comparing the expected undiscounted future cash flows to the net book value of the assets if we determine there are indicators of potential impairment. If it is determined that the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is recorded in our combined consolidated statements of comprehensive income as an impairment loss.

As part of the process described above, we exercise judgment to:

•	determine if there are indicators of impairment present. Factors we consider when making this determination include assessing the overall effect of trends in the hospitality industry and the general economy, historical experience, capital costs and other asset-specific information;

•	determine the projected undiscounted future cash flows when indicators of impairment are present. Judgment is required when developing projections of future revenues and expenses based on estimated growth rates over the expected useful life of the asset group. These estimated growth rates are based on historical operating results, as well as various internal projections and external sources; and

•	determine the asset fair value when required. In determining the fair value, we often use internally-developed discounted cash flow models. Assumptions used in the discounted cash flow models include estimating cash flows, which may require us to adjust for specific market conditions, as well as capitalization rates, which are based on location, property or asset type, market-specific dynamics and overall economic performance. The discount rate takes into account our weighted average cost of capital according to our capital structure and other market specific considerations.

Changes in estimates and assumptions used in our impairment testing of property and equipment and intangible assets with finite lives could result in future impairment losses, which could be material.

In conjunction with our regular assessment of impairment, we did not identify any property and equipment with indicators of impairment for which a 10 percent reduction in our estimate of undiscounted future cash flows would result in impairment losses. We did not identify any intangible assets with finite lives for which a 10 percent reduction in our estimates of undiscounted future cash flows, projected operating results or other significant assumptions would result in impairment losses.

Investments in Affiliates

We evaluate our investments in affiliates for impairment when there are indicators that the fair value of our investment may be less than our carrying value. We record an impairment loss when we determine there has been an “other-than-temporary” decline in the investment’s fair value. If an identified event or change in circumstances requires an evaluation to determine if the value of an investment may have an other-than-temporary decline, we assess the fair value of the investment based on the accepted valuation methods, which include discounted cash flows, estimates of sales proceeds and external appraisals. If an investment’s fair value is below its carrying value and the decline is considered to be other-than-temporary, we will recognize an impairment loss in equity in earnings (losses) from investments in affiliates for equity method investments in our combined consolidated statements of comprehensive income.

Our investments in affiliates consist primarily of our interests in entities that own or lease properties. As such, the factors we consider when determining if there are indicators of potential impairment are similar to property and equipment discussed above. If there are indicators of potential impairment, we estimate the fair value of our equity method and cost method investments by internally developed discounted cash flow models. The principal factors used in our discounted cash flow models that require judgment are the same as the items discussed in property and equipment above.

Changes in estimates and assumptions used in our impairment testing of investments in affiliates could result in future impairment losses, which could be material.

In conjunction with our regular assessment of impairment, we did not identify any investments in affiliates with indicators of impairment for which a 10 percent change in our estimates of future cash flows or other significant assumptions would result in material impairment losses.

Business Combinations

Property and equipment are recorded at fair value and allocated to land, buildings and leasehold improvements, furniture and equipment and other identifiable assets using appraisals and valuations performed by management and independent third parties. Fair values are based on the exit price (i.e., the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date). We evaluate several factors, including market data for similar assets, expected future cash flows discounted at risk adjusted rates and replacement cost for the assets to determine an appropriate exit price when evaluating the fair value of our assets. Changes to these factors could affect the measurement and allocation of fair value. Other assets and liabilities acquired in a business combination are recorded based on the fair value of the assets acquired and liabilities assumed at acquisition date.

Goodwill

We review the carrying value of our goodwill by comparing the carrying value of our reporting unit to the fair value. Our reporting unit is the same as our operating segment as described in Note 15: “Geographic and Business Segment Information” in our audited combined consolidated financial statements included elsewhere within this information statement. We perform this evaluation annually or at an interim date if indicators of impairment exist. In any given year we may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If we cannot determine qualitatively that the fair value is in excess of the carrying value, or we decide to bypass the qualitative assessment, we proceed to the two-step quantitative process. In the first step, we evaluate the fair value of our reporting unit quantitatively. When determining fair value, we utilize discounted future cash flow models, as well as market conditions relative to the operations of our reporting unit. When using a discounted cash flow approach, we utilize various assumptions that require judgment, including projections of revenues and expenses based on estimated long-term growth rates, and discount rates based on weighted average cost of capital. Our estimates of long-term growth and costs are based on historical data, as well as various internal projections and external sources. The weighted average cost of capital is estimated based on the reporting units’ cost of debt and equity and a selected capital structure. The selected capital structure for the reporting unit is based on consideration of capital structures of comparable publicly traded REITs. If the carrying amount of the reporting unit exceeds its estimated fair value, then the second step must be performed. In the second step, we estimate the implied fair value of goodwill, which is determined by taking the fair value of the reporting unit and allocating it to all of its assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination.

Changes in the estimates and assumptions used in our goodwill impairment testing could result in future impairment losses, which could be material. A change in our estimates and assumptions that would reduce the fair value of the reporting unit by 10 percent would not result in an impairment of our reporting unit. Additionally, when a portion of the reporting unit is disposed, goodwill is allocated to the gain or loss on disposition based on the relative fair values of the business or businesses disposed and the portion of the reporting unit that is retained, we use estimates and assumptions similar to that of those used in our impairment analysis.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities using currently enacted tax rates. We regularly review our deferred tax assets to assess their potential realization and establish a valuation allowance for portions of such assets that we believe will not be ultimately realized. In performing this review, we make estimates and assumptions regarding projected future taxable income, the expected timing of reversals of existing temporary differences and the implementation of tax planning strategies. A change in these assumptions may increase or decrease our valuation allowance resulting in an increase or decrease in our effective tax rate, which could materially affect our historical combined consolidated financial statements.

We use a prescribed more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return if there is uncertainty in income taxes recognized in the financial statements. Assumptions and estimates are used to determine the more-likely-than-not designation. Changes to these assumptions and estimates can lead to an additional income tax expense (benefit), which can materially change our combined consolidated financial statements.

Legal Contingencies

We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. An estimated loss from a loss contingency should be accrued by a charge to income if it is probable and the amount of the loss can be reasonably estimated. Significant judgment is required when we evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially affect our combined consolidated financial statements.

Consolidations

We use judgment when evaluating whether we have a controlling financial interest in an entity, including the assessment of the importance of rights and privileges of the partners based on voting rights, as well as financial interests in an entity that are not controllable through voting interests. If the entity is considered to be a VIE, we use judgment determining whether we are the primary beneficiary, and then consolidate those VIEs for which we have determined we are the primary beneficiary. If the entity in which we hold an interest does not meet the definition of a VIE, we evaluate whether we have a controlling financial interest through our voting interest in the entity. Changes to judgments used in evaluating our partnerships and other investments could materially affect our combined consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk primarily from changes in interest rates and foreign currency exchange rates, which may affect future income, cash flows and fair value of the Company, depending on changes to interest rates and/or foreign exchange rates. In certain situations, we may seek to reduce cash flow volatility associated with changes in interest rates by entering into financial arrangements intended to provide a hedge against a portion of the risks associated with such volatility. We continue to have exposure to such risks to the extent they are not hedged. We enter into derivative financial arrangements to the extent they meet the objective described above, and we do not use derivatives for trading or speculative purposes.

Interest Rate Risk

We are exposed to interest rate risk on our variable-rate debt. Interest rates on our variable-rate debt discussed below are based on one-month and three-month LIBOR, so we are most vulnerable to changes in this rate.

Under the terms of the Existing CMBS Loan, we are required to hedge interest rate risk using derivative instruments. As such, we entered into an interest rate cap agreement in the notional amount of the variable-rate component, or $862 million, which caps one-month LIBOR at 6.9 percent and expires in November 2016. In conjunction with the Bonnet Creek Loan, we entered into one interest rate cap in the notional amount of $338 million that expires in May 2017 and caps one-month LIBOR at 3.0 percent. As of December 31, 2015, the fair value of these interest rate caps was immaterial to our audited combined consolidated balance sheet.

Refer to Note 9: “Derivative Instruments” in our audited combined consolidated financial statements included elsewhere in this information statement for additional information.

The following table sets forth the contractual maturities and the total fair values as of December 31, 2015 for our financial instruments that are materially affected by interest rate risk:

	Maturities by Period
	2016	2017	2018	2019	2020	Thereafter	Carrying Value	Fair Value
	(in millions, excluding average interest rate)
Liabilities:
Fixed-rate debt(1)	$ 104	$ 54	$ 2,625	$ —	$ 12	$ —	$ 2,795	$ 2,834
Average interest rate							4.57%
Variable-rate debt	$ 6	$ 8	$ 802	$ 429	$ —	$ 30	$ 1,274	$ 1,281
Average interest rate							3.20%

(1)	Excludes capital lease obligations with a carrying value of $17 million as of December 31, 2015.

Refer to Note 8: “Debt” in our audited combined consolidated financial statements included elsewhere in this information statement for additional information.

The following table sets forth the contractual maturities and the total fair values as of December 31, 2015 for our financial instruments that are materially affected by interest rate risk, after giving pro forma effect to the financing transactions described in “Unaudited Pro Forma Combined Consolidated Financial Statements:”

	Maturities by Period
	2016	2017	2018	2019	2020	Thereafter	Carrying Value	Fair Value
	(in millions, excluding average interest rate)
Liabilities:
Fixed-rate debt(1)	$ —	$ 54	$ —	$ —	$ 12	$ 2,165	$ 2,231	$ 2,236
Average interest rate							4.27%
Variable-interest debt	$ —	$ —	$ —	$ —	$ —	$ 780	$ 780	$ 780
Average interest rate							1.84%

(1)	Excludes capital lease obligations with a carrying value of $17 million as of December 31, 2015.

Foreign Currency Exchange Rate Risk

We conduct business in various currencies and are exposed to earnings and cash flow volatility associated with changes in foreign currency exchange rates. Our principal exposure results from revenues from our international properties, partially offset by foreign operating expenses and capital expenditures, the value of which could change materially in reference to our reporting currency, the U.S. dollar. As of December 31, 2015, our largest net exposures were to the Euro and British pound.

MARKET OPPORTUNITY

The U.S. lodging industry is highly fragmented. The publicly traded lodging REIT universe, composed of 22 companies as of December 31, 2015, collectively comprises over 340,000 rooms and over 1,650 hotels, which in total generated approximately $21 billion in total revenues during the 2015 fiscal year. With 36,062 rooms and 69 hotels as of December 31, 2015 and $2.7 billion in total revenues for the 2015 fiscal year, we will be the second-largest publicly traded lodging REIT, more than 55% larger than our next largest competitor based on number of rooms and nearly twice as large as our next largest competitor based on 2015 revenues. Given our scale advantage, we will look to be an active consolidator of hotel assets to utilize efficiencies achieved through owning a broad portfolio of assets.

Total rooms as of 12/31/2015 for publicly traded upper upscale lodging REITS

Source: Company filings

Total revenues for the fiscal year 2015 for publicly traded upper upscale lodging REITS

Source: Company filings

BUSINESS AND PROPERTIES

We are a leading lodging real estate company with a diverse portfolio of iconic and market-leading hotels and resorts with significant underlying real estate value. Our portfolio consists of 67 premium-branded hotels and resorts with over 35,000 rooms located in prime U.S. and international markets with high barriers to entry. Over 85% of our rooms are luxury and upper upscale and nearly 90% are located in the United States, including 14 of the top 25 markets as defined by Smith Travel Research (STR). Over 70% of our rooms are located in the central business districts of major cities and resort/conference destinations. We have a long-standing and mutually beneficial relationship with Hilton, one of the world’s leading hotel branding and management companies. We are focused on driving premium long-term total returns by continuing to enhance the value of our existing properties and utilizing our scale to efficiently allocate capital to drive growth while maintaining a strong and flexible balance sheet. With $2.7 billion of revenue, $817 million of Adjusted EBITDA and $299 million of net income in 2015, we will be one of the largest lodging REITs and expect to have significant liquidity.

Our portfolio is anchored by a collection of iconic properties located in gateway cities and premium resort destinations. Our top 10 properties contributed more than 60% of our Hotel Adjusted EBITDA in 2015 and achieved an average RevPAR of $201.78.

Top 10 Properties
• Hilton Hawaiian Village • Hilton Waikoloa Village • Hilton San Francisco Union Square • Parc 55 Hotel San Francisco • Hilton New York Midtown	• Hilton New Orleans Riverside • Hilton Chicago • Waldorf Astoria Bonnet Creek Orlando • Hilton Orlando Bonnet Creek • Waldorf Astoria Casa Marina Resort Key West

We believe these premier properties, which average more than 1,400 rooms and 120,000 square feet of meeting space, are relatively insulated from incremental competition as a result of high replacement costs, long-lead times for new development and irreplaceable locations in prime city center and resort/convention destinations.

Our portfolio is competitively positioned and well-maintained. Over the past five years, we have invested more than $1.2 billion, or nearly $40 thousand per room and 10% of revenues, in our consolidated properties with a focus on enhancing the overall guest experience with updated guestroom design, open and activated lobby areas, food and beverage and public spaces, and modernized meeting space. Approximately 80% of this investment was made in guest rooms, lobbies and other guest-facing areas. We also have enhanced the offerings and amenities of our hotels and resorts by repositioning food and beverage outlets, optimizing retail platforms, and redeveloping under-utilized space, thus generating incremental returns. We believe our portfolio continues to present significant opportunities for strategic value-enhancing investment over time.

As an independent company, our dedicated management team will focus on diligent asset management and strategic capital allocation to maximize performance, growth and value creation over time. As a pure-play real estate company with direct access to capital and independent financial resources, we believe our enhanced ability to implement compelling return on investment (“ROI”) initiatives within our portfolio represents a significant embedded growth opportunity. Finally, given our scale and investment expertise, we believe we will be able to successfully execute single-asset and portfolio acquisitions and dispositions to further enhance the value and diversification of our assets throughout the lodging cycle, including potentially taking advantage of the economies of scale that could come from consolidation in the lodging REIT industry.

We enjoy a mutually beneficial relationship with Hilton. Hilton’s diverse collection of powerful brands creates a network effect that drives industry-leading revenue premiums. Hilton’s award-winning HHonors customer loyalty program, with over 55 million members as of June 30, 2016, provides our hotels and resorts with a large and growing base of loyal guests, representing nearly half of our rooms sold in 2015. Hilton has the expertise and track record to effectively manage our large-scale properties, and its robust sales and marketing platform drives strong group business, which enhances the stability and predictability of our revenues throughout the lodging cycle. As Hilton’s largest property owner, with six of the 10 largest properties in their global system by room count, we accounted for more than 13% of Hilton’s total group revenue and approximately 41% of Hilton-operated domestic group revenue in 2015.

We intend to elect and qualify to be subject to tax as a REIT for U.S. federal income tax purposes beginning immediately after the distribution. See “Material U.S. Federal Income Tax Considerations.” We believe our election of REIT status combined with the strong income generation of our assets will enhance our ability to pay an attractive dividend, offering a compelling value proposition for investors seeking current income as well as long-term growth.

Our Competitive Strengths

We believe the following strengths distinguish us from other lodging real estate companies and effectively position us to execute on our business plan and growth strategies:

•	Premium Assets with Significant Underlying Real Estate Value. Our portfolio includes iconic and market-leading properties with significant scale and embedded asset value. Our top 10 properties contributed more than 60% of our Hotel Adjusted EBITDA and generated an average RevPAR of $201.78 for the year ended December 31, 2015.

Top 10 Properties

Hotel	Rooms	Meeting Space (sq. ft.) Description
Hilton Hawaiian Village Honolulu, Hawaii	2,860	96,000	• ~22-acre oceanfront resort along Waikiki Beach, with nearly 145,000 sq. ft. of retail space
Hilton Waikoloa Village Waikoloa Village, Hawaii	1,241(1)	57,000	• 62-acre oceanfront resort on Hawaii Island
Hilton San Francisco Union Square Parc 55 Hotel San Francisco San Francisco, California	1,919 1,024	136,000 32,000	• Two adjacent convention hotels together comprising 2,943 rooms with 168,000 square feet of meeting space spanning two city blocks in downtown San Francisco
Hilton New York Midtown New York, New York	1,931(2)	150,000	• One of the largest hotels in New York City in the heart of midtown Manhattan
Hilton New Orleans Riverside New Orleans, Louisiana	1,622	143,000	• Overlooks the Mississippi River, adjacent to one of the largest U.S. convention centers
Hilton Chicago Chicago, Illinois	1,544	190,000	• Convention hotel that covers a full city block in downtown Chicago
Waldorf Astoria Orlando Hilton Orlando Bonnet Creek Orlando, Florida	498 1,001	34,000 113,000	• Together comprising a 482-acre resort complex near Walt Disney World® with an 18-hole golf course and surrounded by private nature preserve
Waldorf Astoria Casa Marina Resort Key West Key West, Florida	311	11,000	• Landmark luxury beach resort in Key West overlooking nearly a quarter mile of private beachfront

(1)	Includes approximately 600 rooms that will become part of Hilton Grand Vacations prior to the completion of the spin-offs.
(2)	Includes approximately 25 rooms that will become part of Hilton Grand Vacations prior to the completion of the spin-offs.

We believe these premier properties, which average 1,400 rooms and 120,000 square feet of meeting space, are relatively insulated from incremental competition as a result of high replacement costs, long-lead times for new development and irreplaceable locations in prime city center and resort/convention destinations.

•	Scaled Platform with Strong Growth Potential. With over 35,000 rooms and $817 million of Adjusted EBITDA in 2015, we will be the second-largest publicly traded lodging REIT, more than 55% larger than our next-largest competitor based on number of rooms, and more than twice as large as our next largest competitor based on 2015 Adjusted EBITDA. Our significant scale and expected liquidity will allow us to create value throughout all phases of the lodging cycle through disciplined capital allocation and portfolio management. We believe we will have a competitive advantage in competing for large-scale opportunities to invest in properties and portfolios, both as a result of superior access to capital and our expertise as an owner of complex lodging properties. Additionally, our diverse portfolio enables us to opportunistically sell assets and recycle capital accretively. Finally, we believe we can expand our operating margins through proactive asset management and by leveraging our modest corporate overhead across a large and growing asset base.

•	Diversified Exposure to Attractive Markets. We will be one of the most geographically diversified lodging REITs, with hotels and resorts in 14 of the top 25 markets in the United States, as well as select international markets. We are focused on enhancing our exposure to attractive, high barrier-to-entry markets. The following charts illustrate our concentration by market and property type by portfolio room-count:

Percentage of Total Rooms by Market	Percentage of Total Rooms by Property Type

(1)	New York market information includes the 304 room Hilton Short Hills in New Jersey.

In our top five markets, which represented 52% of our 2015 Hotel Adjusted EBITDA, average demand growth is projected to exceed supply growth over the next several years, based on CBRE forecasts. Additionally, average RevPAR for our top five markets is expected to grow at a compound annual growth rate of 5.3% over the next three years, outpacing the U.S. industry average by roughly 70 basis points.

•

Leading Group Platform. With 26 properties with over 25,000 square feet of meeting space and six properties with over 125,000 square feet of meeting space in top convention markets, our portfolio generates robust corporate meeting and group business, which represented approximately one-third of bookings at our comparable hotels in 2015. We believe the strong group positioning of our portfolio increases our visibility into forward bookings and reduces operating volatility by enhancing the stability and predictability of our revenue throughout the lodging cycle. For example, our portfolio revenue declined on a percentage basis approximately 400 basis points less than peers in 2009.

Additionally, we entered 2016 with over 75% of anticipated annual group business on the books, which equated to 20% of total expected portfolio bookings for the year, lowering our dependency on in-the-year for-the-year business and enabling more effective revenue management. Moreover, we expect new supply of hotels with over 500 rooms and significant meeting space to continue to be very limited in the near to intermediate term based on STR forecasts, creating a favorable macro environment for our large convention hotels to continue to capture strong market share in group business.

•	Beneficial Relationship with Hilton. We enjoy a strong and mutually beneficial relationship with Hilton. Hilton’s diverse collection of powerful brands creates a network effect that drives industry-leading revenue premiums. Hilton’s award-winning HHonors customer loyalty program, with over 55 million members as of June 30, 2016, provides our hotels and resorts with a large and growing base of loyal guests, representing nearly half of our rooms sold in 2015. As an independent company, we will be Hilton’s largest property owner and our portfolio will include six of the 10 largest properties in Hilton’s global system by room count. We believe this relationship will continue to drive significant benefits and mutual alignment of strategic interests. Hilton has the experience and expertise to manage the complexities of large-scale, multi-use hotels and resorts, and its robust commercial services platform drives significant levels of demand and premium pricing that enhances the performance of our properties. For example, Hilton’s global sales team, with approximately 500 sales professionals in 90 offices around the world, drives significant group business to our large convention and resort properties through preferred relationships with direct customers, group meeting planners and other distribution partners. We accounted for more than 13% of total group business for the Hilton system and 41% for Hilton-operated domestic properties in 2015.

•	Experienced Senior Leadership. Our senior management team will be led by Thomas J. Baltimore, Jr., who will serve as our President and Chief Executive Officer, and Sean M. Dell’Orto, who will serve as our Executive Vice President, Chief Financial Officer and Treasurer. Our senior management team are proven lodging industry operators, with an average of over 20 years of experience in the real estate and lodging industries. Our senior management team has extensive and long-standing business relationships with leading hotel management companies, major franchisors, lenders, brokers and institutional investors, established through many years of industry experience, as well as significant expertise in asset management, acquisitions, dispositions, financing and renovations and repositioning of hotel properties over multiple lodging cycles. They lead a highly skilled team of asset management professionals that have a long history with our portfolio and have managed hotel portfolios through a number of lodging cycles, and that possess an intimate knowledge of our properties, markets and potential investment opportunities. We believe that the extensive operating expertise of our team enables us to achieve superior operational efficiency and pursue innovative asset management strategies.

Our Business and Growth Strategies

Our objective is to be the preeminent lodging REIT and to generate premium long-term total returns for our stockholders through proactive and sophisticated asset management, value-enhancing investment and disciplined capital allocation. We intend to pursue this objective through the following strategies:

•	Maximizing Hotel Profitability through Proactive and Sophisticated Asset Management. We are focused on continually improving the operating performance and profitability of each of our hotels and resorts through our proactive asset management efforts. We will continue to identify opportunities to increase market share, drive cost efficiencies and thereby maximize the operating performance, cash flow and value of each property. We have a demonstrated record of improving profitability, increasing Hotel Adjusted EBITDA margins more than 600 basis points in the last five years to 30.5% in 2015, and believe that further opportunities exist to improve operating results in our portfolio. Following the spin-off, we will be even better positioned to provide independent oversight of our properties to ensure optimal results are achieved.

•	Identifying and Executing Value Enhancement Opportunities. We have a demonstrated record of executing on strategic plans for our properties to generate strong unlevered returns on investment, which we target to significantly exceed our weighted average cost of capital on a risk-adjusted basis. As a pure-play lodging real estate company with significant financial resources and an extensive portfolio of large, multi-use assets, including 27 hotels with 400 rooms or more, we believe our ability to continue to implement compelling ROI initiatives represents a significant embedded growth opportunity. These may include the expansion of meeting platforms in convention and resort markets; the upgrade or redevelopment of existing amenities, including retail platforms, food and beverage outlets, pools and other facilities; the development of vacant land into income-generating uses, including retail or mixed-use properties; or the redevelopment or optimization of underutilized spaces. We also may create value through repositioning select hotels across brands or chain scale segments and exploring adaptive reuse opportunities to ensure our assets achieve their highest and best use. Finally, we are focused on maintaining the competitive strength of our properties and adapting to evolving customer preferences by renovating properties to provide updated guestroom design, open and activated lobby areas, food and beverage and public spaces, and modernized meeting space.

•	Pursuing Growth and Diversification through Disciplined Capital Allocation. We intend to leverage our scale, expected liquidity and mergers and acquisitions expertise to create value throughout all phases of the lodging cycle through opportunistic acquisitions, dispositions and/or corporate transactions. We believe this platform also will enable us to further diversify our portfolio. For example, our portfolio includes six properties located in high-growth markets we acquired in February 2015 with the proceeds from the sale of the Waldorf Astoria New York as part of a tax deferred exchange of real property that was significantly accretive to Adjusted EBITDA. We will continue to opportunistically seek to expand our presence in target markets and further diversify over time, including by acquiring hotels that are affiliated with other leading hotel brands and operators.

•	Maintaining a Strong and Flexible Balance Sheet. We intend to maintain a strong and flexible balance sheet with continued focus on optimizing our cost of capital by targeting modest leverage levels, which we will target to be approximately three- to five-times Net Debt/Adjusted EBITDA throughout the lodging cycle. We also will focus on maintaining sufficient liquidity with minimal short-dated maturities, and intend to have a mix of debt that will provide us with the flexibility to prepay when desired, dispose of assets, pursue our value enhancement strategies within our existing portfolio, and support acquisition activity. Additionally, we expect to reduce our level of secured debt over time, which will provide additional balance sheet flexibility. Our senior management team has extensive experience managing capital structures over multiple lodging cycles and has extensive and long-standing relationships with numerous lending institutions and financial advisors to address our capital needs.

Our Properties

Overview

Our portfolio consists of 67 hotels totaling 35,417 rooms, including 58 consolidated hotels and 9 hotels owned or leased by unconsolidated joint ventures in which we hold an interest. During 2015, the average occupancy rate for our hotels was 81.6%, and the ADR and RevPAR of our hotels were $195.52 and $159.47, respectively.

The following table provides summary information regarding our portfolio:

Portfolio Summary

Hotel count	67
Consolidated hotels	58
Unconsolidated joint ventures	9
Room count(1)	35,417
U.S. exposure(2)	88%
Chain scale: Luxury and upper upscale exposure(2)	87%
Location: Urban and resort exposure(2)	72%
Average RevPAR(3):	$160.07
(1)	Includes an aggregate of 5,082 rooms at hotels owned by unconsolidated joint ventures.
(2)	As a percentage of room count.
(3)	For the year ended December 31, 2015.

Brand Affiliations

Each of our hotels currently operates under one of Hilton’s market-leading brands. We believe our properties derive significant value from their affiliation with Hilton’s brands and benefit from the operational expertise, extensive distribution network, strong commercial engines and additional resources of one of the world’s leading hotel management companies and franchisors.

The following table sets forth the brand affiliations of our portfolio:

Brand	Number of Properties	Total Rooms
Conrad Hotels & Resorts	1	191
DoubleTree by Hilton	10	4,093
Embassy Suites by Hilton	10	2,402
Hampton by Hilton	1	130
Hilton Hotels & Resorts	39	27,128
Hilton Garden Inn	2	290
Curio - A Collection by Hilton	1	224
Waldorf Astoria Hotels & Resorts	3	959

Total	67	35,417

Geographic Diversification

We hold a diverse global portfolio of owned and leased hotels in strategically selected markets, including major urban and convention areas with high barriers to entry, top resort destinations and strategic airport and select suburban locations.

The following chart sets forth our portfolio by geographic market:

Percentage of Total Rooms by Market

(1)	New York market information includes the 304 room Hilton Short Hills in New Jersey.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Comparable Hotels Data” for certain operating information of our comparable hotels by geographic market.” See Note 15: “Geographic and Business Segment Information” in our combined consolidated financial statements included elsewhere within this information statement for additional information regarding our U.S. and international revenue for the three years ended December 31, 2015.

Chain Scale

We own and lease hotels and resorts primarily in the upper upscale chain scale segment. The following table sets forth our portfolio by chain scale segment:

Chain Scale	Number of Properties	Total Rooms
Luxury	4	1,150
Upper Upscale	50	29,754
Upscale	12	4,383
Upper Midscale	1	130

Total	67	35,417

Type of Property Interest

The following table sets forth our properties according to the nature of our real estate interest:

Type of Interest	Number of Properties	Total Rooms
Consolidated Portfolio
Fee Simple(1)	41	23,905
Ground Lease	17	6,430

	58	30,335
Unconsolidated Joint Ventures(2)
Fee Simple	6	3,237
Ground Lease	3	1,845

	9	5,082

Total	67	35,417

(1)	Includes certain properties that, while primarily owned fee simple, are subject to ground lease in respect of certain portions of land or facilities. See “—Our Hotels,” “—Ground Leases” and Note 11: “Leases” in our audited combined consolidated financial statements included elsewhere in this information statement.
(2)	Nine of our hotels were owned by unconsolidated joint ventures in which we hold an interest. See “—Our Hotels” for the percentage ownership in such unconsolidated joint ventures.

Our Hotels

The following table provides a list of our portfolio:

Location	Type(1)	Rooms
Arizona
Pointe Hilton Squaw Peak Resort	FS	563
Embassy Suites Phoenix – Airport at 24th Street	GL	182
California
Hilton San Francisco Union Square	FS	1,919
Hilton San Diego Bayfront(2)	JV, GL	1,190
Parc 55 Hotel San Francisco	FS	1,024
DoubleTree Hotel San Jose	FS	505
DoubleTree Hotel Ontario Airport	FS	482
Hilton La Jolla Torrey Pines(3)	JV, GL	394
Fess Parker’s DoubleTree Resort Santa Barbara	FS	360
Hilton Oakland Airport	GL	360
DoubleTree Hotel San Diego – Mission Valley	GL	300
DoubleTree Hotel Sonoma Wine Country	GL	245
Embassy Suites San Rafael – Marin County	FS	235
Juniper Cupertino	FS	224
Hilton Garden Inn LAX/El Segundo	FS	162
Colorado
DoubleTree Hotel Durango	GL	159
District of Columbia
Capital Hilton(4)	JV	550
Embassy Suites Washington, D.C.	FS	197

Location	Type(1)	Rooms
Florida
Hilton Orlando – Orange County Convention Ctr.(5)	JV	1,417
Hilton Orlando Bonnet Creek	FS	1,001
Hilton Orlando Lake Buena Vista	GL	814
Hilton Miami Airport	FS	508
Waldorf Astoria Bonnet Creek Orlando	FS	498
Waldorf Astoria Casa Marina Resort Key West	FS(11)	311
Waldorf Astoria Reach Resort Key West	FS(11)	150
Georgia
Hilton Atlanta Airport	FS	507
Embassy Suites Atlanta – Perimeter Center	FS	241
Hawaii
Hilton Hawaiian Village Beach Resort	FS(11)	2,860
Hilton Waikoloa Village	FS(11)	1,241	(12)
Illinois
Hilton Chicago	FS	1,544
Hilton Chicago O’Hare Airport	GL	860
Hilton Suites Chicago/Oak Brook	FS	211
Hilton Garden Inn Chicago/Oak Brook	FS	128
Kansas
Embassy Suites Kansas City – Overland Park	FS	199
Louisiana
Hilton New Orleans Riverside	FS(11)	1,622
Hilton New Orleans Airport	FS	317
Massachusetts
Hilton Boston Logan Airport	GL	599
Missouri
Embassy Suites Kansas City – Plaza	GL	266
Nevada
DoubleTree Las Vegas Airport(6)	JV(11)	190
New Jersey
Hilton Short Hills	FS	304
Embassy Suites Parsippany	FS	274
Embassy Suites Secaucus – Meadowlands(7)	JV, GL	261
New York
Hilton New York Midtown	FS(11)	1,931	(13)
Puerto Rico
Caribe Hilton	FS(11)	747
Tennessee
Hampton Inn & Suites Memphis – Shady Grove	FS	130
Texas
Embassy Suites Austin – Downtown/Town Lake	GL	259
Utah
Hilton Salt Lake City	GL	499

Location	Type(1)	Rooms
Virginia
DoubleTree Hotel Crystal City	FS	627
Hilton McLean Tysons Corner	FS	458
Embassy Suites Alexandria – Old Town(8)	JV(11)	288
Washington
DoubleTree Hotel Seattle Airport	GL	850
Hilton Seattle Airport & Conference Center	GL	396
DoubleTree Spokane – City Center	FS	375
Brazil
Hilton São Paulo Morumbi	FS	503
Germany
Hilton Berlin(9)	JV	601
Hilton Nuremberg	GL	152
Ireland
Conrad Dublin(10)	JV	191
Netherlands
Hilton Rotterdam	FS	254
South Africa
Hilton Durban	FS	324
United Kingdom
Hilton Blackpool	FS	274
Hilton Belfast	FS	198
Hilton London Islington	GL	188
Hilton Edinburgh Grosvenor	FS(11)	184
Hilton Coylumbridge	FS	175
Hilton Bath City	GL	173
Hilton Milton Keynes	FS	138
Hilton Sheffield	GL	128

(1)	“FS” refers to fee simple ownership interest; “GL” refers to ground lease; “JV” refers to unconsolidated joint venture.
(2)	This property is owned by an unconsolidated joint venture in which we hold a 25% interest.
(3)	This property is owned by an unconsolidated joint venture in which we hold a 25% interest.
(4)	This property is owned by an unconsolidated joint venture in which we hold a 25% interest.
(5)	This property is owned by an unconsolidated joint venture in which we hold a 20% interest.
(6)	This property is owned by an unconsolidated joint venture in which we hold a 50% interest.
(7)	This property is owned by an unconsolidated joint venture in which we hold a 50% interest.
(8)	This property is owned by an unconsolidated joint venture in which we hold a 50% interest.
(9)	This property is owned by an unconsolidated joint venture in which we hold a 40% interest.
(10)	This property is owned by an unconsolidated joint venture in which we hold a 48% interest.
(11)	Certain portions of land or facilities are subject to lease. See “—Ground Leases.”
(12)	Includes approximately 600 rooms that will become part of Hilton Grand Vacations prior to the completion of the spin-offs.
(13)	Includes approximately 25 rooms that will become part of Hilton Grand Vacations prior to the completion of the spin-offs.

Hotel Laundry Operations

As of June 30, 2016, we own and operate three commercial laundry facilities located in Piscataway, New Jersey, Portage, Indiana, and Portland, Oregon that service approximately 30 hotels, including six of our owned hotels, and employ more than 200 full-time employees. Revenue from our hotel laundry operations accounted for less than half a percent of our consolidated revenue in each of the years ended December 31, 2015, 2014 and 2013.

Sustainability

We incorporate sustainability into our investment and asset management strategies, with a focus on minimizing environmental impact. During the acquisition of new properties, we assess both sustainability opportunities and climate change-related risks as part of our due diligence process. During the ownership of our properties, we seek to invest in proven sustainability practices in our redevelopment projects that can enhance asset value, while also improving environmental performance. In such projects, we target specific environmental efficiency enhancements, equipment upgrades and replacements that reduce energy and water consumption and offer appropriate returns on investment. As part of our asset management strategy, we also work with Hilton Parent to monitor environmental performance and support implementation of operational best practices. We are committed to being a responsible corporate citizen and minimizing our impact on the environment. Our approach to corporate citizenship is reinforced by periodic engagement with key stakeholders to understand their corporate responsibility priorities.

Our Principal Agreements

Upon consummation of the spin-off, we will be responsible for the day-to-day operations of four of the hotels in our portfolio: the Hilton Garden Inn LAX/El Segundo in El Segundo, California; the Hampton Inn & Suites Memphis—Shady Grove in Memphis, Tennessee, the Hilton Suites Chicago/Oak Brook in Chicago, Illinois and the Hilton Garden Inn Chicago/Oak Brook in Chicago, Illinois, which we refer to as the “Select Hotels.”

To qualify as a REIT, we will not directly or indirectly operate any of our hotels, other than the Select Hotels. We will lease each of our hotels (other than the Select Hotels) to our TRS lessees, which, in turn, will engage Hilton to manage these hotels pursuant to management agreements. We will operate the Select Hotels pursuant to franchise agreements with Hilton. We may, in the future, re-flag existing properties, acquire properties that operate under other brands and/or engage other third-party hotel managers and franchisors.

Below is a general overview of the management and franchise agreements that we and Hilton will enter into in connection with the spin-off in respect of our wholly owned properties.

Management Agreements

Hilton will control the day-to-day operations of each of our hotels that is subject to a management agreement. We will be granted consultative and specified approval rights with respect to certain actions of Hilton, including entering into long-term or high value contracts, engaging in certain actions relating to legal proceedings, approving the operating budget, making certain capital expenditures and the hiring of certain management personnel.

As in our franchise agreements described below, we will be provided with a variety of services and benefits under our management agreements with Hilton, including the benefit of the name, marks and system of operation of the Hilton brand, as well as centralized reservation systems, participation in the Hilton HHonors customer loyalty program, national advertising, marketing programs and publicity designed to increase brand awareness, as well as training of personnel and payroll and accounting services.

Term

The management agreements will have an initial term ranging from 20 to 30 years and allow for one or more renewal periods at the option of Hilton. Assuming all renewal periods are exercised by Hilton, the total term of our management agreements will range from 30 to 70 years.

Fees

Our management agreements generally will contain a two-tiered fee structure, where Hilton receives a base management fee and an incentive management fee. The base management fee is 3% of gross hotel revenues or receipts. The incentive management fee will generally be 6% of a specified measure of hotel earnings calculated in accordance with the management agreement. We also will pay certain service fees to Hilton and generally will reimburse Hilton for salaries and wages of its employees at our U.S. hotels, as well as for other certain expenses incurred in connection with the operation of the hotel.

Termination Events

Subject to certain qualifications, notice requirements and applicable cure periods, the management agreements generally will be terminable by either party upon a material casualty or condemnation of the hotel or the occurrence of certain customary events of default, including, among others: the bankruptcy or insolvency of either party; the failure of either party to make a payment when due, and failure to cure such non-payment after due notice; or breach by either party of covenants or obligations under the management agreement.

Additionally, Hilton generally will have the right to terminate the management agreement in certain situations, including the occurrence of certain actions with respect to the mortgage or our failing to complete or commence required repair after damage or destruction to the hotel, or our failure to meet minimum brand standards. For certain properties, our management agreements with Hilton may also allow early termination, subject to entering into a franchise agreement with a Hilton brand. If Hilton terminates due to our default, Hilton may exercise all of its rights and remedies at law or in equity.

Sale of a Hotel

Our management agreements generally will provide that we cannot sell a hotel to a person who (i) does not have sufficient financial resources, (ii) is of bad moral character, (iii) is a competitor of Hilton’s, or (iv) is a specially designated national or blocked person, as set forth in the applicable management agreement. It is generally an event of default if we proceed with a sale and the assignment of the hotel’s management agreement to a transferee in one of these categories.

Franchise Agreements

In connection with the spin-off, we will enter into franchise agreements with Hilton pursuant to which we will operate the Select Hotels. Pursuant to the franchise agreements, we will be granted a limited, non-exclusive license to use the Hilton name, marks and system in the operation of the Select Hotels. Hilton also may provide us with a variety of services and benefits, including centralized reservation systems, participation in the Hilton HHonors customer loyalty program, national advertising, marketing programs and publicity designed to increase brand awareness, as well as training of personnel. In return, we are required to operate franchised hotels consistent with the applicable brand standards. The franchise agreements will specify operational, record-keeping, accounting, reporting and marketing standards and procedures with which we must comply, and will promote consistency across the brand by outlining standards for guest services, products, signage and furniture, fixtures and equipment, among other things. To monitor our compliance, the franchise agreements specify that we must make the hotel available for quality inspections by the Hilton.

Term

The franchise agreements contain an initial term of 20 years and cannot be extended without Hilton’s consent.

Fees

Our franchise agreements will require that we pay a royalty fee on gross rooms revenue at current rates, currently ranging from 5% to 6%, plus 3% of food and beverage revenue where applicable. We must also pay certain marketing, reservation, program and other customary fees. In addition, Hilton will have the right to require that we renovate guest rooms and public facilities from time to time to comply with then-current brand standards.

Termination Events

Our franchise agreements will provide for termination at Hilton’s option upon the occurrence of certain events, including, among others: the failure to maintain brand standards; the failure to pay royalties and fees or to perform other obligations under the franchise license; bankruptcy; and abandonment of the franchise or a change of control, and in the event of such termination, we are required to pay liquidated damages.

TRS Leases

In order for us to qualify as a REIT, we will not directly or indirectly operate our hotels (other than the Select Hotels). Our hotel owning subsidiaries, as lessors, will lease each of our hotels (other than the Select Hotels) to our TRS lessees, which, in turn, will enter into the hotel management agreements with Hilton for each of these hotels.

Ground Leases

The following table summarizes the remaining primary term, renewal rights, purchase rights and monthly base rent as of June 30, 2016, associated with land underlying our hotels and meeting facilities that we lease from third parties:

Property	Current Lease Term Expiration	Renewal Rights / Purchase Rights	Current Monthly Minimum or Base Rent		Base Rent Increases at Renewal	Lease Type
Leases of U.S. Properties (Excluding Properties Leased by Joint Ventures)
Hilton Boston Logan Airport	September 30, 2044	2 x 20 years	$296,054	(1)	None	Triple Net
DoubleTree Hotel Seattle Airport – land	January 31, 2044	Purchase Rights(3)	$29,989		Not Applicable	Triple Net
Hilton Orlando Lake Buena Vista	October 14, 2037	1 x 25 years	$19,244	(2)	None	Triple Net
Hilton Seattle Airport Hotel & Conference Center	September 30, 2034	Purchase Rights;(3) Renewal Rights 2 x 10 years; 1 x 5 years	$70,935	(4)	Not Applicable	Triple Net
Hilton Oakland Airport	June 30, 2031	None	$1,500	(2)	None	Triple Net
Embassy Suites by Hilton Kansas City Plaza	December 20, 2026	Renewal Rights(5) 2 x 25 years; Purchase Rights(6)	$4,427	(2)	None	Triple Net
Portfolio of Five Hotels(7)	December 31, 2025	2 x 5 years	$825,604	(2)	None	Triple Net
Embassy Suites by Hilton Phoenix Airport	November 30, 2021	1 x 10 years	$5,366	(2)	None	Triple Net
Embassy Suites by Hilton Austin Downtown Town Lake	February 28, 2019	2 x 10 years	$25,000	(8)	None	Triple Net
Hilton Chicago O’Hare Airport	December 31, 2018	Renewal Rights(9)	$143,750	(2)	Determined by Landlord	Triple Net
Leases of U.S. Properties by Joint Ventures
Hilton La Jolla Torrey Pines(10)	June 30, 2043	None	$152,449	(11)	Not Applicable	Triple Net

Embassy Suites by Hilton Secaucus Meadowlands	October 31, 2021	1 x 10 years	$89,789	(13)	Determined by Landlord	Triple Net

Hilton San Diego Bayfront	December 31, 2071	None	$375,000	(12)	Not Applicable	Triple Net
Leases of Non-U.S. Properties
Hilton Bath City	January 10, 2141	None	£ 3,093		Not Applicable	Triple Net

Hilton Nuremberg	December 31, 2089	1 x 20 years	€ 29,167		Not Applicable	Triple Net

Hilton London Islington	June 23, 2072	None	£ 36,963	(13)	Not Applicable	Triple Net

Hilton Sheffield – gym	March 24, 2047	None	£ 12,500	(14)	Not Applicable	Triple Net

Hilton Sheffield – hotel(15)	September 14, 2022	None	£ 95,810		Not Applicable	Triple Net

(1)	Percentage rent is also payable until September 30, 2024.
(2)	Percentage rent is also payable.
(3)	Tenant has a right of first refusal to purchase the property.
(4)	For and during the period from February 1, 1993 to September 30, 2034, the monthly minimum rent increases 3% each year; percentage rent is also payable.
(5)	Landlord has the option to renew the lease.

(6)	Landlord has the option to purchase Tenant’s leasehold estate and Tenant’s furniture, fixtures, and personal property, which must be exercised not less than 18 months prior to the last day of the twelfth, seventeenth, twenty-second, or thirtieth lease year.
(7)	Reflects the terms of a master lease agreement pursuant to which we lease the following five hotels: the Hilton Salt Lake City Center; the DoubleTree Hotel Seattle Airport; the DoubleTree by Hilton San Diego—Mission Valley; the DoubleTree by Hilton Hotel Sonoma Wine Country; and the DoubleTree by Hilton Hotel Durango.
(8)	For and during the period from March 1, 1984 to February 28, 2019, the monthly minimum rent is adjusted based on the terms of the lease. The monthly minimum or base rent remains the same during the remaining term of the lease and any renewal thereof. Percentage rent is also payable.
(9)	If premises are to be re-leased after the end of the lease term, tenant has a right of first refusal to re-lease. Alternatively, the city of Chicago may assume ownership of the hotel at the end of the lease.
(10)	The lease is held by CHH Torrey Pines Hotel Partners, LP, which is wholly owned by joint venture entity, Ashford HHC Partners III LP.
(11)	The monthly minimum or base rent next adjusts on January 1, 2018. Percentage rent is also payable.
(12)	For and during the period from January 1, 2006 to December 31, 2071, the monthly minimum rent is based on the terms of the lease and is adjusted based on a calculation tied to the Consumer Price Index. The monthly minimum or base rent in this chart is for the period from January 1, 2008 to December 31, 2025. Percentage rent is also payable.
(13)	Turnover rent is also payable at 7% of gross turnover to the extent that this exceeds the Base Rent. There is also an airspace lease where rent is 50% of gross income.
(14)	Turnover rent is also technically payable at 6% of gross turnover of the extent that this exceeds the Base Rent. However, this is not being paid or demanded.
(15)	There is also a personal parking agreement for Hilton Worldwide Limited for a fee of £65,872 per year. It cannot be assigned.

We (or certain joint ventures in which we own an interest) are also party to certain leases for facilities related to certain hotels owned by us (or such joint ventures), including the DoubleTree by Hilton Hotel Las Vegas Airport, the Hilton Hawaiian Village Waikiki Beach Resort, the Hilton Waikoloa Village, the Embassy Suites by Hilton Alexandria Old Town, the Hilton New Orleans Riverside, and the New York Hilton Midtown. These leases are all triple net leases or modified triple net leases and relate to facilities related to such hotels, including leases for parking, restaurant space, dock space or other hotel-related uses.

Competition

The lodging industry is highly competitive. Our hotels compete with other hotels for guests on the basis of several factors, including the attractiveness of the facility, location, level of service, quality of accommodations, amenities, food and beverage options and outlets, public and meeting spaces and other guest services, consistency of service, room rate, brand reputation and the ability to earn and redeem loyalty program points through a global system. Competition is often specific to the individual markets in which our hotels are located and includes competition from existing and new hotels operated under brands primarily in the upper upscale chain scale segments. Increased competition could have a material adverse effect on the occupancy rate, average daily room rate and RevPAR of our hotels or may require us to make capital improvements that we otherwise would not have to make, which may result in decreases in our profitability. We believe our hotels enjoy certain competitive advantages as a result of being flagged with Hilton brands, including Hilton’s centralized reservation systems and national advertising, marketing and promotional services, strong hotel management expertise and the Hilton HHonors loyalty program.

Our principal competitors include hotel operating companies, ownership companies (including other hotel REITs) and national and international hotel brands. We face increased competition from providers of less expensive accommodations, such as select-service hotels or independently managed hotels, during periods of economic downturn when leisure and business travelers become more sensitive to room rates. We face competition for the acquisition of hotels from other REITs, private equity investors, institutional pension funds, sovereign wealth funds and numerous local, regional and national owners, including franchisors, in each of our markets. Some of these entities may have substantially greater financial resources than we do and may be able and willing to accept more risk than we believe we can prudently manage. During the recovery phase of the lodging cycle, competition among potential buyers may increase the bargaining power of potential sellers, which may reduce the number of suitable investment opportunities available to us or increase pricing. Similarly, during times when we seek to sell hotels, competition from other sellers may increase the bargaining power of the potential property buyers.

Seasonality

The lodging industry is seasonal in nature, which can be expected to cause fluctuations in our hotel rooms revenues, occupancy levels, room rates, operating expenses and cash flows. The periods during which our hotels experience higher or lower levels of demand vary from property to property, depending principally upon location, type of property and competitive mix within the specific location.

Cyclicality

The lodging industry is cyclical and demand generally follows, on a lagged basis, key macroeconomic indicators. There is a history of increases and decreases in demand for hotel rooms, in occupancy levels and in room rates realized by owners of hotels through economic cycles. Variability of results through some of the cycles in the past has been more severe due to changes in the supply of hotel rooms in given markets or in given segments of hotels. The combination of changes in economic conditions and in the supply of hotel rooms can result in significant volatility in results for owners of hotel properties. As a result, in a negative economic environment the rate of decline in earnings can be higher than the rate of decline in revenues.

Government Regulations

Our business is subject to various foreign and U.S. federal and state laws and regulations. In particular, we are subject to the Americans with Disabilities Act (“ADA”) and similar legislation in certain jurisdictions outside of the U.S. Under the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. These regulations apply to accommodations first occupied after January 26, 1993; public accommodations built before January 26, 1993 are required to remove architectural barriers to disabled access where such removal is “readily achievable.” The failure of a property to comply with the ADA could result in injunctive relief, fines, an award of damages to private litigants or mandated capital expenditures to remedy such noncompliance. Any imposition of injunctive relief, fines, damage awards or capital expenditures could result in reputational harm or otherwise materially and negatively affect our performance and results of operations.

In addition, a number of states regulate the activities of hospitality properties and restaurants, including safety and health standards, as well as the sale of liquor at such properties, by requiring licensing, registration, disclosure statements and compliance with specific standards of conduct. As an operator of the Select Hotels we are also subject to laws governing our relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with, or changes in, these laws could reduce the revenue and profitability of our properties and could otherwise adversely affect our operations.

As a global owner of hotels, we also are subject to the local laws and regulations in each country in which we operate, including employment laws and practices, privacy laws and tax laws, which may provide for tax rates that exceed those of the U.S. and which may provide that our foreign earnings are subject to withholding requirements or other restrictions, unexpected changes in regulatory requirements or monetary policy and other potentially adverse tax consequences.

In addition, our business operations in countries outside the U.S. are subject to a number of laws and regulations, including restrictions imposed by the Foreign Corrupt Practices Act (“FCPA”), as well as trade sanctions administered by the Office of Foreign Assets Control (“OFAC”). The FCPA is intended to prohibit bribery of foreign officials and requires us to keep books and records that accurately and fairly reflect our transactions. OFAC administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. In addition, some of our operations may be subject to additional laws and regulations of non-U.S. jurisdictions, including the U.K.’s

Bribery Act 2010, which contains significant prohibitions on bribery and other corrupt business activities, and other local anti-corruption laws in the countries and territories in which we conduct operations.

Environmental Matters

We are subject to certain requirements and potential liabilities under various foreign and U.S. federal, state and local environmental, health and safety laws and regulations and incur costs in complying with such requirements. These laws and regulations govern actions including air emissions, the use, storage and disposal of hazardous and toxic substances, and wastewater disposal. In addition to investigation and remediation liabilities that could arise under such laws, we may also face personal injury, property damage, fines or other claims by third parties concerning environmental compliance or contamination. In addition to our hotel accommodations, we operate certain laundry facilities. We use and store hazardous and toxic substances, such as cleaning materials, pool chemicals, heating oil and fuel for back-up generators at some of our facilities, and we generate certain wastes in connection with our operations. Some of our properties include older buildings, and some may have, or may historically have had, dry-cleaning facilities and underground storage tanks for heating oil and back-up generators. We have from time to time been responsible for investigating and remediating contamination at some of our facilities, such as contamination that has been discovered when we have removed underground storage tanks, and we could be held responsible for any contamination resulting from the disposal of wastes that we generate, including at locations where such wastes have been sent for disposal. In some cases, we may be entitled to indemnification, but there can be no assurance that we would be able to recover all or any costs we incur in addressing such problems. From time to time, we may also be required to manage, abate, remove or contain mold, lead, asbestos-containing materials, radon gas or other hazardous conditions found in or on our properties. We have implemented an on-going operations and maintenance plan that seeks to identify and remediate these conditions as appropriate. Although we have incurred, and expect that we will continue to incur, costs relating to the investigation, identification and remediation of hazardous materials known or discovered to exist at our properties, those costs have not had, and are not expected to have, a material adverse effect on our financial condition, results of operations or cash flow.

REIT Qualification

We intend to make a tax election to be treated as a REIT for U.S. federal income tax purposes beginning immediately after the distribution, and expect to continue to operate so as to qualify as a REIT. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on net taxable income that we distribute annually to our stockholders. To qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy tests concerning, among other things, the real estate qualification of sources of our income, the composition and values of our assets, the amounts we distribute to our stockholders and the diversity of ownership of our stock. To comply with REIT requirements, we may need to forego otherwise attractive opportunities and limit our expansion opportunities and the manner in which we conduct our operations. See “Risk Factors—Risks Related to our REIT Status and Certain Other Tax Items.”

Insurance

We maintain insurance coverage for general liability, property, including business interruption, terrorism, workers’ compensation and other risks with respect to our business for all of our hotels. Most of our insurance policies are written with self-insured retentions or deductibles that are common in the insurance market for similar risks. These policies provide coverage for claim amounts that exceed our self-insured retentions or deductibles. Our insurance provides coverage related to any claims or losses arising out of the design, development and operation of our hotels.

Employees

As of June 30, 2016, we had 512 employees, including 202 employees of the Select Hotels and 233 employees of our hotel laundry operations. This number does not include the hotel employees of certain of our hotels outside of the United States, which, while technically Park Hotels & Resorts employees, are under the direct supervision and control of Hilton, our third-party hotel manager. Hilton is generally responsible for hiring and maintaining the labor force at each of our hotels, other than the Select Hotels. Following the spin-off, we or our TRSs will employ the employees at certain of our hotels outside of the United States, although these employees will be under the direct supervision and control of Hilton. Although we generally do not manage employees at our hotels (other than the Select Hotels), we still are subject to many of the costs and risks generally associated with the hotel labor force, particularly those hotels with unionized labor. We believe relations are positive between Hilton, our third-party hotel manager, and its employees. For a discussion of these relationships, see “Risk Factors—Risks Related to Our Business and Industry—We are subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor.”

Legal Proceedings

We are involved in various claims and lawsuits arising in the ordinary course of business, some of which include claims for substantial sums, including proceedings involving tort and other general liability claims, employee claims and consumer protection claims. Most occurrences involving liability, claims of negligence and employees are covered by insurance with solvent insurance carriers. For those matters not covered by insurance, which include commercial matters, we recognize a liability when we believe the loss is probable and can be reasonably estimated. The ultimate results of claims and litigation cannot be predicted with certainty. We believe we have adequate reserves against such matters. We currently believe that the ultimate outcome of such lawsuits and proceedings will not, individually or in the aggregate, have a material adverse effect on our consolidated financial position, results of operations or liquidity. However, depending on the amount and timing, an unfavorable resolution of some or all of these matters could materially affect our future results of operations in a particular period.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the names, ages and positions of our expected directors and executive officers following the spin-off. We are in the process of identifying additional individuals who will serve as members of our board of directors or as our executive officers following the spin-off.

Name	Age	Position
Thomas J. Baltimore, Jr.	52	President and Chief Executive Officer and Director
Sean M. Dell’Orto	42	Executive Vice President, Chief Financial Officer and Treasurer
W. Guy Lindsey	54	Senior Vice President, Design and Construction
Thomas C. Morey	45	Senior Vice President and General Counsel
Jill C. Olander	42	Senior Vice President, Human Resources
Robert D. Tanenbaum	50	Executive Vice President, Asset Management

Thomas J. Baltimore, Jr. will be the President and Chief Executive Officer and a Director of Park Parent. Mr. Baltimore has served most recently as the President and Chief Executive Officer of RLJ Lodging Trust and as a member of its board of trustees since RLJ’s formation on January 31, 2011 until May 11, 2016. Prior to that, Mr. Baltimore co-founded RLJ Development and served as its president from 2000 to 2011. During this time period, RLJ Development and affiliates raised and invested more than $2.2 billion in equity. Previously, Mr. Baltimore served as vice president of gaming acquisitions of Hilton Hotels Corporation from 1997 to 1998 and later as vice president of development and finance from 1999 to 2000. He also served in various management positions with Marriott Corporation and Host Marriott Services Corporation, including vice president of business development. Mr. Baltimore currently serves on the boards of directors of Prudential Financial, Inc. (NYSE: PRU) and Duke Realty Corporation (NYSE: DRE), and served on the board of trustees of RLJ Lodging Trust (NYSE: RLJ) until May of 2016 and Integra Life Sciences Company (NASDAQ: IART) until August 2012. Mr. Baltimore received his Bachelor of Science degree from the McIntire School of Commerce, University of Virginia and his Master of Business Administration degree from the Colgate Darden School of Business, University of Virginia.

Mr. Baltimore’s knowledge of and extensive experience in various senior leadership roles in the lodging real estate industry will provide our board of directors valuable industry-specific knowledge and expertise. In addition, Mr. Baltimore’s role as our President and Chief Executive Officer will bring management perspective to board deliberations and provide valuable information about the status of our day-to-day operations.

Sean M. Dell’Orto will be the Executive Vice President, Chief Financial Officer and Treasurer of Park Parent. Mr. Dell’Orto has served most recently as Senior Vice President, Treasurer of Hilton Parent since September 2012. Prior to that, Mr. Dell’Orto served as Vice President, Corporate Finance of Hilton Parent from February 2010 to September 2012, leading corporate forecasting and capital markets activities including debt fundraising and refinancing, loan workouts and modifications, strategic planning and debt compliance. Prior to his tenure at Hilton Parent, Mr. Dell’Orto held similar management roles at Barceló Crestline Corporation and Highland Hospitality Corporation. Mr. Dell’Orto received his Bachelor of Science degree from University of Virginia and his Master of Business Administration degree from the Wharton School, University of Pennsylvania.

W. Guy Lindsey will be Senior Vice President, Design and Construction at Park Parent. Mr. Lindsey has served most recently as the Senior Vice President, Design and Construction at Sunstone Hotel Investors, Inc. (NYSE: SHO) from January 2009 until September 2016, where he oversaw renovations and conversions totaling approximately $800 million. During his previous tenure with Sunstone from 2001 until mid-2007, Mr. Lindsey oversaw all aspects of Sunstone’s renovations and conversions totaling more than $550 million. During the year and a half spent away from Sunstone, Mr. Lindsey was a partner with Northview Hotel Group, managing the renovation projects at its portfolio hotels. Prior to 2001, Mr. Lindsey served as an Executive Vice President of a general contractor specializing in hotel renovation and construction. Mr. Lindsey received his Bachelor of Science degree in Building Science from Auburn University.

Thomas C. Morey will be the Senior Vice President and General Counsel of Park Parent. From October 2008 to July 2016, Mr. Morey served as Senior Vice President and General Counsel of Washington Real Estate Investment Trust. Prior to that, he served in a business role as Chief Operating Officer of Medical Funding Services, Inc., a provider of financial and administrative services to healthcare companies, from February 2006 to September 2008. Previously, Mr. Morey was a corporate partner with Hogan & Hartson LLP, a multi-national law firm (now known as Hogan Lovells US LLP), where he focused on capital markets transactions, mergers and acquisitions, strategic investments and general business matters for national and regional lodging, residential, office, retail and other REITs. From 1997 to 1998, Mr. Morey was a corporate attorney with Jones Day in Dallas, Texas. Mr. Morey is a former member of the Board of Directors of the Maryland Chamber of Commerce and also previously served on the Executive Committee of the Maryland Chamber of Commerce. Mr. Morey received his Bachelor of Arts degree from Princeton University and his Juris Doctor degree from Duke Law School.

Jill C. Olander will be the Senior Vice President, Human Resources of Park Parent. From July 2013 to August 2016, Ms. Olander served as Vice President, Human Resources Consulting with Hilton and from April 2010 to July 2013 she was Senior Director of Human Resources Consulting with Hilton. Prior to that, she served as Vice President of Human Resources for Allied Capital (Acquired by Ares Capital Management in 2010), a private equity investment firm and mezzanine capital lender, from April 2006 to January 2010. Previously, Ms. Olander also held various Human Resources management roles at Chevy Chase Bank (now Capital One Bank), Deloitte & Touche and Capital One Financial. Ms. Olander received her Bachelor of Science degree from Vanderbilt University.

Robert D. Tanenbaum will be the Executive Vice President, Asset Management of Park Parent. Mr. Tanenbaum has served most recently as the Chief Operating Officer and Executive Vice President of Asset Management at DiamondRock Hospitality Company (NYSE: DRH) from 2013 until September 2016. Prior to his tenure at DiamondRock, Mr. Tanenbaum served as Principal of Madison Hotel Advisors LLC, a specialized asset management firm dedicated to value optimization for hotel owners, from 2004 until 2013. From 1996 until 2004, Mr. Tanenbaum served as Vice President, Asset Management with Host Marriot Corporation (now known as Host Hotels & Resorts Inc. (NYSE: HST)). During his tenure at Host, Mr. Tanenbaum was responsible for the repositioning of many assets and optimizing investor returns through a focused approach on operational excellence. Before joining Host, Mr. Tanenbaum served at PKF Consulting in San Francisco from 1992 until 1996, where he performed appraisals and feasibility studies for hotels, conference centers, and entertainment venues, as well as developed strategic plans for several US Air Force bases, and started his career with Four Seasons Hotels and Resorts working in both Chicago and then Maui. Mr. Tanenbaum is a member of the Hospitality Asset Managers Association, a lodging industry organization focused solely on asset management, and previously served four years on its board of directors and as Treasurer. Mr. Tanenbaum received his Bachelor of Science degree in Hotel Restaurant and Institutional Management from Pennsylvania State University.

There are no family relationships among any of our directors or executive officers.

Our Corporate Governance

Our corporate governance will be structured in a manner that we believe will closely align our interests with those of our stockholders. Following the spin-off, we anticipate that our corporate governance will include the following notable features:

•	our board of directors will not be classified and each of our directors will be subject to re-election annually, and we will not classify our board of directors in the future without the approval of our stockholders;

•	under our by-laws and our Corporate Governance Guidelines, directors who fail to receive a majority of the votes cast in uncontested elections will be required to submit their resignation to our board of directors;

•	our independent directors will meet regularly in executive sessions;

•	we will not have a stockholder rights plan, and if our board of directors were ever to adopt a stockholder rights plan in the future without prior stockholder approval, our board of directors would either submit the plan to stockholders for ratification or cause the rights plan to expire within one year; and

•	we will implement a range of other corporate governance best practices, including placing limits on the number of directorships held by our directors to prevent “overboarding” and implementing a director education program.

Composition of the Board of Directors Following the Spin-Off

Upon completion of the spin-off, our amended and restated certificate of incorporation and bylaws will provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors. Each director will serve until our next annual meeting and until his or her successor is duly elected and qualified or until the director’s earlier death, resignation or removal.

We are in the process of identifying the individuals who will become directors following the spin-off.

Committees of the Board of Directors

Following the spin-off, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below and whose members will satisfy the applicable independence standards of the SEC and the New York Stock Exchange within the transition periods provided under the rules and regulations of the New York Stock Exchange. The charter of each such standing committee will be posted on our website in connection with the spin-off. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.

Audit Committee

Upon completion of the spin-off we expect our audit committee will consist of                     ,              and                 , with              serving as chair. The audit committee will have responsibility for, among other things, assisting the board of directors in reviewing: our financial reporting and other internal control processes; our financial statements; the independent auditors’ qualifications and independence; the performance of our internal audit function and independent auditors; and our compliance with applicable legal and regulatory requirements. The responsibilities of our audit committee, which are anticipated to be substantially the same as the responsibilities of Hilton Parent’s audit committee, will be more fully described in our audit committee charter. The board of directors has determined that                 ,              and              are independent as defined under the rules and regulations of the SEC and the New York Stock Exchange applicable to board members generally and audit committee members specifically. The board of directors has also determined that                     ,              and              are financially literate within the meaning of the rules and regulations of the New York Stock Exchange and that              qualifies as an “audit committee financial expert” as defined under applicable SEC rules and regulations.

Compensation Committee

Upon completion of the spin-off we expect our compensation committee will consist of                         ,          and                     , with              serving as chair. The compensation committee will have responsibility for, among other things, overseeing: the goals, objectives, compensation and benefits of our executive officers and directors; our overall compensation structure, policies and programs; and our compliance with applicable legal and regulatory requirements. The responsibilities of our compensation committee, which are anticipated to be substantially the same as the responsibilities of Hilton Parent’s compensation committee, will be more fully

described in our compensation committee charter. The board of directors has determined that                     ,              and              are independent as defined under the rules and regulations of the SEC and the New York Stock Exchange applicable to board members generally and compensation committee members specifically.

Nominating and Corporate Governance Committee

Upon completion of the spin-off we expect our nominating and corporate governance committee will consist of                     ,              and                     , with              serving as chair. The nominating and corporate governance committee will have responsibility for, among other things: identifying and recommending to the board of directors candidates for election to our board of directors; reviewing the composition of the board of directors and its committees; developing and recommending to the board of directors corporate governance guidelines that are applicable to us; and overseeing board of directors evaluations. The responsibilities of our nominating and corporate governance committee, which are anticipated to be substantially the same as the responsibilities of Hilton Parent’s compensation committee, will be more fully described in our nominating and corporate governance committee charter. The board of directors has determined that                     ,              and              are independent as defined under the rules and regulations of the New York Stock Exchange.

Compensation Committee Interlocks and Insider Participation

We expect that none of the members of our compensation committee will have at any time been one of our executive officers or employees. We expect that none of our executive officers will currently serve, or will have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

Following the transactions described herein, we will own and operate the Separated Real Estate business, which will consist of a portfolio of Hilton’s real estate assets comprising a substantial portion, but not all, of Hilton’s ownership business, and certain related assets and operations consisting of the hotel laundry operations described under “Business and Properties—Portfolio Summary—Hotel Laundry Operations.” Prior to the internal reorganization, and as part of Hilton, we have not historically been a separate division or managed as a separate business. Therefore, we did not have our own principal executive officer or principal financial officer in 2015. In contemplation of the spin-off, we have hired Mr. Thomas J. Baltimore, Jr. to serve as our President and Chief Executive Officer and, prior to such time, he will serve as Executive Adviser—Real Estate at Hilton Parent. In addition, concurrent with the spin-off, Sean Dell’Orto, currently Senior Vice President and Treasurer of Hilton Parent, will become our Executive Vice President, Chief Financial Officer and Treasurer. In connection with the spin-off, we intend to form a compensation committee that will be responsible for our executive compensation programs (the “Park Parent Compensation Committee”). Our compensation programs may differ significantly from those in effect at Hilton Parent during 2015.

Key Elements of Expected CEO and CFO Compensation

Although the Park Parent Compensation Committee may make changes to the compensation arrangements for our executives, the following summarizes the principal elements of compensation that we expect to provide to Messrs. Baltimore and Dell’Orto.

CEO Compensation

Mr. Baltimore has entered into an employment agreement pursuant to which he will serve, prior to the spinoff, as an Executive Adviser—Real Estate at Hilton Parent and, following the spin-off, as our President and Chief Executive Officer and a director on our board of directors, subject to his re-election at our annual stockholders meetings. The employment agreement provides for an initial four-year employment term, which term will be automatically extended by one year at the end of the then-current term unless either party provides advance notice of non-renewal. Under the terms of the employment agreement, Mr. Baltimore is entitled to receive an initial annual base salary of $1,000,000, which is subject to increase but not decrease. During the employment term, he is also eligible to receive an annual cash bonus of 150% of his annual base salary (the “target annual bonus”) if target performance objectives are achieved, 75% of his annual base salary if threshold performance objectives are achieved and 225% of his annual base salary if maximum performance objectives are achieved. Any bonus that is earned in respect of 2016 will be prorated based on the period during 2016 which he worked at Hilton Parent and Park Parent.

During the employment term, Mr. Baltimore is eligible to participate in the long-term equity incentive plans of Hilton Parent (prior to the spin-off) and Park Parent (following the spin-off) and will receive an annual grant of long-term equity-based incentive awards with a target value of $3,500,000 (based on the grant date fair market value of the common stock awarded). With respect to the first grant made under the employment agreement, fifty percent of the award was granted under the Hilton Parent Omnibus Incentive Plan on or about the date he commenced service at Hilton Parent and was in the form of Hilton Parent restricted stock units (“RSUs”) that vest in three substantially equal annual installments beginning on the first anniversary of such grant date, generally subject to his continued employment through each applicable vesting date. The remaining 50% of such award will be granted under the Park Parent Omnibus Incentive Plan at the first regularly scheduled meeting of the Park Parent Compensation Committee following the spin-off and will be in the form of Park Parent performance share units (“PSUs”) that vest in amounts ranging from 0% to 200% of the target number of units based on Park Parent’s relative total stockholder return compared to the FTSE NAREIT Lodging/Resorts Index over a three-year performance period, generally subject to his continued employment through the applicable vesting date. In addition to the foregoing, on or about the date that his service at Hilton Parent commenced,

Mr. Baltimore became entitled to a one-time sign-on equity-based incentive award valued at $6,750,000 in the form of Hilton Parent RSUs that vests, as to 40% of the award, on December 15, 2016 and, as to the remaining 60% of the award, in three substantially equal annual installments beginning on the first anniversary of the grant date, generally subject to his continued employment through each applicable vesting date. Mr. Baltimore is also entitled to participate in all employee benefit plans, programs and arrangements made available to our other executive officers generally.

If Mr. Baltimore’s employment is terminated without “cause” (as defined in the employment agreement) (other than due to death or “disability” (as defined in the employment agreement)) including as a result of the spin-off not occurring on or before December 31, 2017, by him for “good reason” (as defined in the employment agreement), or due to our non-renewal of the employment term, he will be entitled to receive (1) a lump sum cash severance payment in an amount equal to 2.99 times the sum of his annual base salary and target annual bonus then in effect, (2) subject to his election of COBRA continuation coverage, payment for a period of 12 months following the termination date (subject to earlier termination in certain cases) of an amount equal to the difference between the monthly COBRA premium cost and the monthly contribution paid by active employees for the same coverage and (3) accelerated vesting of any then-held unvested time-based restricted stock and unvested stock options and a prorated portion of the target number of any then-held unvested PSUs and performance shares, provided that such target number will not be prorated if the termination occurs within 12 months following a “change in control” (as defined in the employment agreement). Mr. Baltimore is entitled to the foregoing, in each case, subject to his execution and non-revocation of a release of claims and continued compliance with non-compete and non-solicitation covenants for 18 months following his termination and non-disparagement and confidentiality covenants at all times following his termination. If Mr. Baltimore’s employment terminates due to death or disability, he will be entitled to receive (1) a prorated portion of the annual cash bonus that he would have otherwise been entitled to receive had his employment not terminated and (2) accelerated vesting of any then-held unvested time-based restricted stock and unvested stock options and a prorated portion of the target number of any then-held unvested PSUs and performance shares.

The employment agreement also provides that payments and benefits to be delivered in connection with a change in control will be either delivered in full or to such lesser extent as would result in no portion of such payments and benefits being subject to the excise taxes imposed by the golden parachute rules of Section 4999 of the Code, whichever of the foregoing amounts, after taking into account all applicable taxes, results in the greatest amount of such payments and benefits to Mr. Baltimore on an after-tax basis.

CFO Compensation

In his capacity as CFO, it is expected that Mr. Dell’Orto will receive an initial annual base salary of $500,000 and a target annual cash incentive award equal to 100% of his annual base salary if target performance objectives are achieved and up to 150% of his annual base salary if maximum performance objectives are achieved. Subject to approval by the Park Parent Compensation Committee, we also expect to grant Mr. Dell’Orto under the Park Parent Omnibus Incentive Plan a long-term equity-based incentive award in respect of 2017, having a target value of $1,000,000. Any salary and cash incentive award earned for serving as our CFO during 2016 will be prorated based on the period during 2016 which Mr. Dell’Orto served as our CFO.

Director Compensation

Following the spin-off, neither our employees nor those affiliated with Blackstone who serve as directors on our board of directors will receive separate compensation for his or her service as a director on our board of directors or on committees thereof. However, we expect to establish compensation practices for our eligible non-employee directors that will be aligned with creating and sustaining equityholder value whereby such directors will receive customary compensation, including cash and share-based compensation, for their service as members of our board of directors and its committees. We expect that all members of our board of directors will be reimbursed for reasonable out-of-pocket expenses incurred in connection with such service.

Park Parent 2016 Omnibus Incentive Plan

In connection with the spin-off, we intend to adopt a new omnibus incentive plan (the “Omnibus Incentive Plan”) as a means to attract and retain key personnel and to provide a means for key personnel to receive shares and other forms of incentive compensation. The Omnibus Incentive Plan will be administered by the compensation committee of our board of directors (the “Board”), or any other committee designated by the Board (the “Committee”). The Committee will have the sole authority to administer the Omnibus Incentive Plan, including determining the terms and conditions of all awards, and the authority to interpret any provision of the Omnibus Incentive Plan or any award agreement, and to make any other determinations necessary or desirable for the administration of the Omnibus Incentive Plan.

Shares Subject to the Omnibus Incentive Plan

The total number of shares of common stock that may be issued under the Omnibus Incentive Plan is              (of which              may be granted as incentive stock options). The Omnibus Incentive Plan also contains limits on the size of awards to individuals in a single fiscal year, as follows:

•	The maximum number of shares that may be granted as options or stock appreciation rights to one person in a fiscal year is ;

•	With respect to share-based performance compensation awards granted to an individual in a single fiscal year, the maximum number of shares is (and, if the award is settled in cash, the maximum amount may not exceed the fair market value of shares on the last day of the performance period); and

•	With respect to cash-based performance compensation awards granted to an individual in a fiscal year, the maximum amount is $ .

In general, if awards are forfeited, settled in cash, or otherwise settled without delivery of shares, the undelivered shares will again be available for grant under the Omnibus Incentive Plan (unless stockholder approval would be required under any stock exchange rules). In connection with an acquisition of or combination with another entity, we may grant substitute awards under the Omnibus Incentive Plan, which will not be counted against the limits described above (other than any substitute awards granted in the form of incentive stock options). The Omnibus Incentive Plan will expire on the tenth anniversary of its effective date, although awards granted prior to that date may continue after that date. Stock options and stock appreciation rights granted under the Omnibus Incentive Plan will expire on the date determined by the Committee, which will not be later than the tenth anniversary of the date of grant.

Types of Awards

We may grant stock options, stock appreciation rights, restricted stock units, restricted shares, and other cash and stock-based awards under the Omnibus Incentive Plan on such terms as may be determined by the Committee consistent with the terms of the Omnibus Incentive Plan. Unless otherwise specified by the Committee, if a participant’s employment is terminated by us without cause or due to death or disability during the 12-month period following a “Change in Control” (as defined in the Omnibus Incentive Plan), all outstanding time-vesting stock-based awards will become fully vested as of that date, and all outstanding performance-vesting awards will vest based on actual performance through the date of termination (unless actual performance cannot be reasonably assessed, in which case performance-vesting awards will vest at target). The Committee may also provide for the payment of dividends, dividend equivalents, or similar payments in respect of awards, on such terms and conditions determined by the Committee.

The exercise price applicable to stock options and stock appreciation rights must be at least equal to the fair market value of our stock on the date of grant (other than in the case of substitute awards granted in connection with an acquisition or business combination), and stock options and stock appreciation rights may not be repriced or replaced with new awards without stockholder consent.

The Committee may designate any award as a “performance compensation award” intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The performance criteria, performance levels, and performance periods will be established by the Committee in its sole discretion, except that eligible performance criteria are limited to those set forth in the Omnibus Incentive Plan, and performance criteria must be established and may only be modified in accordance with Section 162(m) of the Code and the terms of the Omnibus Incentive Plan.

Awards granted under the Omnibus Incentive Plan are not transferable or assignable by a participant other than by will or by the laws of descent and distribution (unless specifically required pursuant to a domestic relations order or by applicable law).

Effect of Certain Events on Omnibus Incentive Plan and Awards

In the event of a Change in Control or a dividend, stock split, merger, or other corporate transaction affecting our shares, if the Committee, in its sole discretion, determines an adjustment is necessary or appropriate (such event, an “adjustment event”), the Committee must make any such adjustments in such manner as it deems equitable, including adjustments to:

•	any limit to the number of shares that may be granted under the Omnibus Incentive Plan;

•	the number and kind (if applicable) of shares of common stock or other of our securities that may be issued in respect of awards under the Omnibus Incentive Plan; and

•	the terms of any outstanding award, including (i) the number and kind of shares of common stock or other of our securities subject to outstanding awards, (ii) the applicable exercise or strike price, or (iii) any applicable performance measures.

In addition, except as may otherwise be provided in an award agreement, in connection with an adjustment event, the Committee may, in its sole discretion, provide for any one or more of the following:

•	substitution, assumption, accelerated vesting or exercisability, or termination of, or lapse of restrictions on, awards, or providing for a period of exercisability prior to the occurrence of such event;

•	cancellation of outstanding awards and the payment of the value of such awards, if any, to holders of any such awards, as determined by the Committee; and

•	conversion or replacement of any unvested awards as of the occurrence of such event, into awards subject to continued vesting on the same terms as those applicable to the award prior to conversion or replacement.

Amendment and Termination of Omnibus Incentive Plan or Awards

The Board may amend or terminate the Omnibus Incentive Plan or any portion thereof at any time in its discretion. The Committee may also amend, terminate, or waive any conditions or rights under any particular award, both prospectively and retroactively, to the extent consistent with the terms of any applicable award agreement. Any amendment, alteration, suspension, discontinuance or termination of the Omnibus Incentive Plan or any award that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not be effective without such individual’s consent.

However, we will need to receive stockholder approval in the event that any such amendment or termination would materially (i) modify the eligibility requirements for participation in the Omnibus Incentive Plan, or (ii) increase the number of securities that can be issued under the Omnibus Incentive Plan (with exceptions for certain adjustments laid out in the Omnibus Incentive Plan), or to the extent that stockholder approval is required for the amendment or termination by any regulatory or accounting rules.

Clawback/Repayment

All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with both applicable law, as well as any clawback-related policy adopted by the Board or the Committee. If a participant engages in activity that is detrimental to us (including a material breach of any restrictive covenant or confidentiality obligation), the Committee may provide for the cancellation of any or all of such participant’s outstanding awards, and/or the forfeiture of any gain realized on the vesting or exercise of awards, and prompt repayment to us of any such gain. In the event that any participant receives an amount in excess of that which he or she should otherwise have received under the terms of such award for any reason, he or she will be required to repay to us any such excess amount.

Park Hotels & Resorts Inc. 2016 Stock Plan for Non-Employee Directors

In connection with the spin-off, we intend to adopt a new non-employee director stock plan (the “Non-Employee Director Stock Plan”), as a means to attract and retain non-employee directors (“Non-Employee Directors”) to serve as members of our Board, and to provide a means for Non-Employee Directors to receive shares and other forms of incentive compensation.

The Non-Employee Director Stock Plan will be administered by the Committee. The Committee will have the authority to administer the Non-Employee Director Stock Plan, including determining the terms and conditions of all awards, and the authority to interpret any provision of the Non-Employee Director Stock Plan or any award agreement, and to make any other determinations necessary or desirable for the administration of the Non-Employee Director Stock Plan.

Shares Subject to the Non-Employee Director Stock Plan

The total number of shares of common stock that may be issued under the Non-Employee Director Stock Plan is                     , and the maximum number of shares of common stock that may be granted to a Non-Employee Director, together with any cash fees paid to such Non-Employee Director, during a single fiscal year may not exceed $1,000,000 in value.

In general, if awards are forfeited, settled in cash, or otherwise settled without delivery of shares, the undelivered shares will again be available to for grant under the Non-Employee Director Stock Plan (unless stockholder approval would be required under any stock exchange rules). The Non-Employee Director Stock Plan will expire on the tenth anniversary of its effective date, although awards granted prior to that date may continue after that date. Stock options and stock appreciation rights granted under the Non-Employee Director Stock Plan will expire on the date determined by the Committee, which will not be later than the tenth anniversary of the date of grant.

Types of Awards

We may grant non-qualified stock options, stock appreciation rights, restricted stock units, restricted shares, and other stock-based awards under the Non-Employee Director Stock Plan consistent with the terms of the Non-Employee Director Stock Plan. In the event of a termination of a Non-Employee Director’s service for “Cause” (as defined in the Non-Employee Director Stock Plan), all outstanding vested and unvested stock options and stock appreciation rights will immediately expire. With respect to stock options and stock appreciation rights only, in the event of a termination due to death or “Disability” (as defined in the Non-Employee Director Stock Plan), all such awards will immediately become fully vested and exercisable, and remain as such for one year following such termination (but in no event longer than the end of the ten year period following the grant date of the award). The Committee may also provide for the payment of dividends, dividend equivalents, or similar payments in respect of awards, on such terms and conditions determined by the Committee.

The exercise price applicable to stock options and stock appreciation rights must be at least equal to the fair market value of our stock on the date of grant (other than in the case of substitute awards granted in connection with an acquisition or business combination), and stock options and stock appreciation rights may not be repriced or replaced with new awards without shareholder approval.

Awards granted under the Non-Employee Director Stock Plan are not transferable or assignable by a participant other than by will or by the laws of descent and distribution (unless specifically required pursuant to a domestic relations order or by applicable law).

Effect of Certain Events on Non-Employee Director Stock Plan and Awards

In the event of a Change in Control (as defined in the Omnibus Incentive Plan) or a dividend, stock split, merger, or other corporate transaction affecting our shares, if the Committee, in its sole discretion, determines an adjustment is necessary or appropriate (such event, an “adjustment event”), the Committee must make any such adjustments in such manner as it deems equitable, including adjustments to:

•	any limit to the number of shares that may be granted under the Non-Employee Director Stock Plan;

•	the number and kind (if applicable) of shares of common stock or other of our securities that may be issued in respect of awards under the Non-Employee Director Stock Plan; and

•	the terms of any outstanding award, including (i) the number and kind of shares of common stock or other of our securities subject to outstanding awards, or (ii) the applicable exercise or strike price.

In addition, except as may otherwise be provided in an award agreement, in connection with an adjustment event, the Committee may, in its sole discretion, provide for any one or more of the following:

•	substitution, assumption, accelerated vesting or exercisability, or termination of, or lapse of restrictions on, awards, or providing for a period of exercisability prior to the occurrence of such event;

•	cancellation of outstanding awards and the payment of the value of such awards, if any, to holders of any such awards, as determined by the Committee; and

•	conversion or replacement of any unvested awards as of the occurrence of such event, into awards subject to continued vesting on the same terms as those applicable to the award prior to conversion or replacement.

Amendment and Termination of Non-Employee Director Stock Plan or Awards

The Board may amend or terminate the Non-Employee Director Stock Plan or any portion thereof at any time in its discretion. The Committee may also amend, terminate, or waive any conditions or rights under any particular award, both prospectively and retroactively, to the extent consistent with the terms of any applicable award agreement. Any amendment, alteration, suspension, discontinuance or termination of the Non-Employee Director Stock Plan or any award that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not be effective without such individual’s consent.

However, we will need to receive stockholder approval in the event that any such amendment or termination would materially (i) modify the eligibility requirements for participation in the Non-Employee Director Stock Plan, or (ii) increase the number of securities that can be issued under the Non-Employee Director Stock Plan (with exceptions for certain adjustments laid out in the Non-Employee Director Stock Plan), or to the extent that stockholder approval is required for the amendment or termination by any regulatory or accounting rules.

Clawback/Repayment

All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with both applicable law, as well as any clawback-related policy adopted by the Board or the Committee. In the event that any Non-Employee Director receives an amount in excess of that which he or she should otherwise have received under the terms of such award for any reason, he or she will be required to repay to us any such excess amount.

Non-Qualified Deferred Compensation

In connection with the spin-off, we intend to adopt a new deferred compensation plan. Pursuant to our Executive Deferred Compensation Plan (“EDCP”), specified eligible employees, including our NEOs, may defer up to 100% of such employee’s annual salary and bonus. Deferral elections are made by eligible employees in each calendar year preceding the year compensation is otherwise payable. Contributions to the EDCP will consist of participants’ elective deferral contributions, and discretionary employer contributions as credited to certain participants’ accounts from time to time in the Board’s discretion. Eligible employees are permitted to make individual investment elections in notional funds selected by the plan administrator that will determine the rate of return on their deferral amounts. Participants may change their investment elections at any time, in accordance with the procedures adopted by the plan administrator. The EDCP does not provide any above-market returns or preferential earnings to participants, and the deferrals and their earnings are always 100% vested.

Generally, account balances will be distributed in accordance with the deferral election made by the participant. The participant must make two payout elections, one in the case of termination and one in the case of retirement. Participants may also elect to receive in-service distributions of such amounts at the time they make their deferral elections. In addition, upon a showing of financial hardship due to death, illness, accident or similar extraordinary or unforeseeable circumstances, an executive may be allowed to access funds in his or her deferred compensation account before he otherwise would have been eligible. Benefits can generally be received either as a lump sum payment or in installments over a period not to exceed 20 years in the case of retirement, 5 years in the case of termination and 5 years for in-service distributions. In the event of a “Change in Control” (as defined in the Omnibus Incentive Plan), 100% of the value of the eligible employee’s deferred compensation account will be distributed.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Hilton Parent Related to the Spin-Off

This section of the information statement summarizes material agreements between us and Hilton Parent (and, in certain cases, HGV Parent and certain affiliates of Blackstone) that will govern the ongoing relationships between the two companies after the spin-off and are intended to provide for an orderly transition to our status as an independent, publicly traded company. Additional or modified agreements, arrangements and transactions, which would be negotiated at arm’s length, may be entered into between us and Hilton Parent after the spin-off. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

Following the spin-off, we and Hilton will operate independently, and neither will have any ownership interest in the other. To govern certain ongoing relationships between us and Hilton after the spin-off and to provide mechanisms for an orderly transition, we, Hilton Parent and HGV Parent intend to enter into agreements pursuant to which certain services and rights will be provided for following the spin-off, and we, Hilton Parent and HGV Parent will indemnify each other against certain liabilities arising from our respective businesses. The following is a summary of the terms of the material agreements we expect to enter into with Hilton Parent and HGV Parent.

Distribution Agreement

We intend to enter into a Distribution Agreement with Hilton Parent and HGV Parent prior to the distribution of our shares of common stock to Hilton Parent stockholders. The Distribution Agreement will set forth our agreements with Hilton and Hilton Grand Vacations regarding the principal actions to be taken in connection with our spin-off from Hilton. It also will set forth other agreements that govern certain aspects of our relationship with Hilton and Hilton Grand Vacations following the spin-off.

Transfer of Assets and Assumption of Liabilities. The Distribution Agreement will provide for certain transfers of assets and assumptions of liabilities by each of Hilton, Park Hotels & Resorts and Hilton Grand Vacations. The Distribution Agreement also will provide for the settlement or extinguishment of certain liabilities and other obligations among Hilton, Park Hotels & Resorts and Hilton Grand Vacations. See “Unaudited Pro Forma Combined Consolidated Financial Statements.” In particular, the Distribution Agreement will provide that, subject to the terms and conditions contained in the Distribution Agreement:

•	all of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the Separated Real Estate business will be retained by or transferred to us or our subsidiaries;

•	all of the assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) associated with the Timeshare business will be retained by or transferred to HGV Parent or its subsidiaries;

•	all other assets and liabilities (including whether accrued, contingent or otherwise, and subject to certain exceptions) of Hilton will be retained by or transferred to Hilton Parent or its subsidiaries (other than us, HGV Parent and our respective subsidiaries);

•	liabilities (including whether accrued, contingent or otherwise) related to, arising out of or resulting from businesses of Hilton that were previously terminated or divested will be allocated among the parties to the extent formerly owned or managed by or associated with such parties or their respective businesses;

•	each of Park Hotels & Resorts and Hilton Grand Vacations will assume or retain any liabilities (including under applicable federal and state securities laws) relating to, arising out of or resulting from the Form 10 registering its common stock to be distributed by Hilton Parent in the spin-off and from any disclosure documents that offer for sale securities in transactions related to the spin-off, subject to exceptions for certain information for which Hilton Parent will retain liability; and

•	except as otherwise provided in the Distribution Agreement or any ancillary agreement, we will be responsible for any costs or expenses incurred by us following the distribution in connection with the transactions contemplated by the Distribution Agreement, including costs and expenses relating to legal counsel, financial advisors and accounting advisory work related to the distribution.

In addition, notwithstanding the allocation described above, we, Hilton Grand Vacations and Hilton will agree that losses related to certain contingent liabilities (and related costs and expenses), which generally are not specifically attributable to any of the Separated Real Estate business, the Timeshare business or the retained business of Hilton (“Shared Contingent Liabilities”), will be apportioned among the parties according to fixed percentages set forth in the Distribution Agreement. Each company’s respective percentage liability for Shared Contingent Liabilities will be determined on or prior to the date on which the Distribution Agreement is entered. The percentage of shared contingent liabilities for which we are responsible will be fixed in a manner that is intended to approximate our estimated enterprise value on the distribution date relative to the estimated enterprise values of Hilton Grand Vacations and Hilton. Examples of Shared Contingent Liabilities may include uninsured losses arising from actions (including derivative actions) against current or former directors or officers of Hilton or its subsidiaries in respect of acts or omissions occurring prior to the distribution date, or against current or former directors or officers of any of Hilton, Hilton Grand Vacations or us, or any of their or our respective subsidiaries, arising out of, in connection with, or otherwise relating to, the spin-offs and the distribution, subject to certain exceptions described in the Distribution Agreement. In addition, costs and expenses of, and indemnification obligations to, third party professional advisors arising out of the foregoing actions may also be subject to these provisions. No contingent liability that is or may reasonably be expected to become material to Park Hotels & Resorts is anticipated to become subject to these provisions. Subject to certain limitations and exceptions, Hilton shall generally be vested with the exclusive management and control of all matters pertaining to any such Shared Contingent Liabilities, including the prosecution of any claim and the conduct of any defense.

Further Assurances. To the extent that any transfers of assets or assumptions of liabilities contemplated by the Distribution Agreement have not been consummated on or prior to the date of the distribution, the parties will agree to cooperate to effect such transfers or assumptions as promptly as practicable following the date of the distribution. In addition, each of the parties will agree to cooperate with each other and use commercially reasonable efforts to take or to cause to be taken all actions, and to do, or to cause to be done, all things reasonably necessary under applicable law or contractual obligations to consummate and make effective the transactions contemplated by the Distribution Agreement and the ancillary agreements.

Representations and Warranties. In general, neither we, Hilton Grand Vacations, nor Hilton will make any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents, or any other matters. Except as expressly set forth in the Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution. The Distribution Agreement will govern the rights and obligations of the parties regarding the proposed distribution and certain actions that must occur prior to the proposed distribution, such as the election of officers and directors and the adoption of our amended and restated certificate of incorporation and by-laws. Prior to the distribution, we will issue or transfer shares of our common stock to Hilton Parent in a share split, dividend or otherwise, to the extent necessary to ensure that Hilton Parent shall hold the necessary number of shares of our common stock required to be distributed in the distribution. Hilton Parent will cause the distribution agent to distribute to Hilton Parent stockholders that hold shares of Hilton Parent common stock as of the applicable record date all the issued and outstanding shares of our common stock. Hilton Parent will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the date of the distribution.

Conditions. The Distribution Agreement will provide that the distribution is subject to several conditions that must be considered satisfied or waived by Hilton Parent in its sole discretion. For further information regarding these conditions, see “The Spin-Off—Conditions to the Spin-Off.” Hilton Parent may, in its sole discretion, determine the distribution date and the terms of the distribution and may at any time prior to the completion of the distribution decide to abandon or modify the distribution.

Termination. The Distribution Agreement will provide that it may be terminated by Hilton Parent at any time in its sole discretion prior to the date of the distribution.

Release of Claims and Indemnification. We, Hilton Grand Vacations and Hilton will agree to broad releases pursuant to which we will each release the others and certain related persons specified in the Distribution Agreement from any claims against any of them that arise out of or relate to acts or events occurring or failing to occur or alleged to occur or to have failed to occur or any conditions existing or alleged to have existed at or prior to the time of the distribution. These releases will be subject to certain exceptions set forth in the Distribution Agreement and the ancillary agreements.

The Distribution Agreement will provide for cross-indemnities that, except as otherwise provided in the Distribution Agreement, are principally designed to place financial responsibility for the obligations and liabilities of our business with us, financial responsibility for the obligations and liabilities of the business of Hilton Grand Vacations with Hilton Grand Vacations and financial responsibility for the obligations and liabilities of Hilton’s business with Hilton. Specifically, each party will, and will cause its subsidiaries and affiliates to, indemnify, defend and hold harmless each other party, its affiliates and subsidiaries and each of its officers, directors, employees and agents for any losses arising out of or otherwise in connection with:

•	the liabilities or alleged liabilities each such party assumed or retained pursuant to the Distribution Agreement; and

•	any breach by such party of the Distribution Agreement or any ancillary agreement unless such ancillary agreement expressly provides for separate indemnification therein, in which case any such indemnification claims will be made thereunder.

The amount of each party’s indemnification obligations will be subject to reduction by any insurance proceeds received by the party being indemnified and by any proceeds received from a third party for indemnification for such liability. The Distribution Agreement also will specify procedures with respect to claims subject to indemnification and related matters. Indemnification with respect to taxes will be governed solely by the Tax Matters Agreement.

Insurance. Following the spin-off, we generally will be responsible for obtaining and maintaining our own insurance coverage.

Dispute Resolution. In the event of any dispute arising out of the Distribution Agreement, the general counsels of the disputing parties, and/or such other representatives as such parties designate, will negotiate to resolve any disputes among such parties. If the disputing parties are unable to resolve the dispute in this manner within a specified period of time, as set for in the Distribution Agreement, then unless agreed otherwise by such parties, the disputing parties will submit the dispute to mediation for an additional specified period of time, as set forth in the Distribution Agreement. If the disputing parties are unable to resolve the dispute in this manner, the dispute will be resolved through binding arbitration.

Other Matters Governed by the Distribution Agreement. Other matters governed by the Distribution Agreement will include access to financial and other information, intellectual property, confidentiality, access to and provision of records and treatment of outstanding guarantees and similar credit support.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Hilton Parent and HGV Parent that will govern the respective rights, responsibilities and obligations of Hilton Parent, Hilton Grand Vacations and us after the spin-off with respect to transferred employees, defined benefit pension plans, defined contribution plans, non-qualified retirement plans, employee health and welfare benefit plans, incentive plans, equity-based awards, collective bargaining agreements and other employment, compensation and benefits-related matters. The Employee Matters Agreement will provide for, among other things, the allocation and treatment of assets and liabilities arising out of incentive plans, retirement plans and employee health and welfare benefit plans in which our employees participated prior to the spin-off, and continued participation in, certain of Hilton’s compensation and benefit plans for a specified period of time following the spin-off. Generally, other than with respect to certain specified compensation and benefit plans and liabilities, we will assume or retain sponsorship of, and the liabilities relating to, compensation and benefit plans and employee-related liabilities relating to our current and former employees. The Employee Matters Agreement also will provide that outstanding Hilton Parent equity-based awards will be equitably adjusted or converted, as applicable, in connection with the spin-off. After the spin-off, our employees will no longer actively participate in Hilton’s plans or programs (other than specified compensation and benefit plans), and we will establish plans or programs for our employees as described in the Employee Matters Agreement. We also will establish or maintain plans and programs outside of the U.S. as may be required under applicable law or pursuant to the Employee Matters Agreement.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Hilton Parent and HGV Parent that will govern the respective rights, responsibilities and obligations of Hilton Parent, HGV Parent and us after the spin-off with respect to tax liabilities and benefits, tax attributes, tax contests and other tax sharing regarding U.S. federal, state, local and foreign income taxes, other tax matters and related tax returns. Although binding between the parties, the Tax Matters Agreement will not be binding on the IRS. As a subsidiary of Hilton Parent, we have (and will continue to have following the spin-off) several liability with Hilton Parent to the IRS for the consolidated U.S. federal income taxes of the Hilton Parent consolidated group relating to the taxable periods in which we were part of that group. However, the Tax Matters Agreement will specify the portion, if any, of this tax liability for which we will bear responsibility, and Hilton Parent and HGV Parent will agree to indemnify us against any amounts for which we are not responsible. The Tax Matters Agreement also will provide special rules for allocating tax liabilities in the event that the spin-off is not tax-free. In general, under the Tax Matters Agreement, each party is expected to be responsible for any taxes imposed on Hilton Parent that arise from the failure of the spin-off and certain related transactions to qualify as a tax-free transaction for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, as applicable, and certain other relevant provisions of the Code, to the extent that the failure to qualify is attributable to actions taken by such party (or with respect to such party’s stock). The parties are expected to share responsibility, in accordance with their enterprise values at the time of the spin-off, for any such taxes imposed on Hilton Parent that are not attributable to actions taken by a party.

The Tax Matters Agreement also will provide for certain covenants that may restrict our ability to pursue strategic or other transactions that otherwise could maximize the value of our business, including:

•	for two years after the spin-off, engaging in any transaction involving the acquisition of shares of Park Parent stock or in certain issuances of shares of Park Parent stock (other than with respect to the Purging Distribution);

•	for two years after the spin-off, merging or consolidating with any other person or dissolving or liquidating in whole or in part;

•	for two years after the spin-off, selling or otherwise disposing of, or allowing the sale or other disposition of, more than 35% of our consolidated gross or net assets; or

•	for two years after the spin-off, repurchasing our shares, except in certain circumstances.

Each of these covenants may discourage or delay a change of control that you may consider favorable. However, these restrictions are generally inapplicable in the event that the IRS has granted a favorable ruling to

Hilton Parent, HGV Parent or us or in the event that Hilton Parent, HGV Parent or we have received an opinion from a tax advisor that we can take such actions without adversely affecting the tax-free status of the spin-off and related transactions.

Tax Stockholders Agreement

Hilton Parent, HGV Parent and certain entities affiliated with Blackstone will enter into a stockholders agreement intended to preserve the tax-free status of the distributions (the “tax stockholders agreement”). The tax stockholders agreement will provide for certain covenants that may limit dispositions of our common stock by Blackstone and transfers of interests in certain Blackstone entities that directly or indirectly own our common stock or the common stock of Hilton Parent or HGV Parent. Additionally, the tax stockholders agreement may limit issuances or repurchases of stock by Hilton Parent and HGV Parent in excess of specified percentages. We will not be a party to the tax stockholders agreement, although issuances or repurchases of our stock may be limited under the Tax Matters Agreement.

Stockholders Agreements with HNA and Blackstone

In connection with the Sale, Park Parent entered into a stockholders agreement with HNA, which will become effective upon the later to occur of (i) the closing of the Sale and (ii) the consummation of the spin-off. Park Parent further intends to enter into a stockholders agreement with Blackstone at the consummation of the spin-off which will be substantially the same as Blackstone’s stockholders agreement with Hilton Parent.

Transition Services Agreement

We intend to enter into a Transition Services Agreement with Hilton Parent under which Hilton Parent or one of its affiliates will provide us with certain services for a limited time to help ensure an orderly transition following the distribution.

We anticipate that the services that Hilton will agree to provide us under the Transition Services Agreement may include certain finance, information technology, human resources and compensation, facilities, legal and compliance and other services. We will pay Hilton Parent for any such services utilized at agreed amounts as set forth in the Transition Services Agreement. In addition, for a term set forth in the Transition Services Agreement, we and Hilton Parent may mutually agree on additional services to be provided by Hilton to us that were provided to us by Hilton prior to the distribution but were omitted from the Transition Services Agreement at pricing based on market rates that are reasonably agreed by the parties.

Management and Franchise Agreements with Hilton

To qualify as a REIT, we will not directly or indirectly operate any of our hotels, other than the Select Hotels. Upon consummation of the spin-off, we will lease each of our hotels (other than the Select Hotels) to our TRS lessees, which, in turn, will engage Hilton to manage these hotels pursuant to management agreements. We will operate the Select Hotels pursuant to franchise agreements with Hilton.

The terms of the management and franchise agreements that we and Hilton will enter into in connection with the spin-off are described under “Business and Properties—Our Principal Agreements—Management Agreements” and “—Franchise Agreements.”

Registration Rights Agreements

In connection with the Sale, Park Parent entered into a registration rights agreement with HNA that will be effective upon the closing of the Sale. The HNA registration rights agreement provides that, beginning two years after the closing of the Sale, HNA will have customary “demand” and “piggyback” registration rights. The registration rights agreement also will require Park Parent to pay certain expenses relating to such registrations and indemnify the registration rights holder against certain liabilities under the Securities Act. Park Parent has also entered into a registration rights agreement with Blackstone with similar provisions that will become effective upon the consummation of the spin-off.

Indemnification Agreements

We intend to enter into indemnification agreements with our directors and executive officers that will be effective upon completion of the spin-off. These agreements will require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Real Estate Transactions

In February 2015, we acquired the following properties:

•	the resort complex consisting of the Waldorf Astoria Orlando and the Hilton Bonnet Creek in Orlando, Florida;

•	the Casa Marina Resort in Key West, Florida;

•	the Reach Resort in Key West, Florida; and

•	the Parc 55 hotel in San Francisco, California,

for a total of approximately $1.76 billion, including $450 million of assumed debt (collectively, the “Hilton Acquisitions”) from certain sellers, including affiliates of Blackstone. The parties to the documents governing the Hilton Acquisitions made customary representations and warranties in the purchase and sale agreements and, subject to specified limitations, agreed to indemnify each other against certain claims and losses. We used proceeds from the sale of the Waldorf Astoria New York to fund the Hilton Acquisitions as part of a tax deferred exchange of real property under Section 1031 of the Code.

In 2014, we completed the sale of certain floors at the Hilton New York Midtown to a wholly owned subsidiary of Hilton Parent for $22 million in connection with a timeshare project. At closing, legal title of these floors were transferred to the subsidiary of Hilton Parent. The net book value of these floors was approximately $66 million. In connection with this sale, we made a contractually required prepayment of $13 million on the variable-rate component of the Existing CMBS Loan to release these floors from collateral. We reserved exclusive rights to occupy and operate these floors for specific periods of time, which represents a lease arrangement. Due to our continuing involvement, this transaction was not recognized as a sale and was accounted for as a sales-leaseback liability under the financing method. The assets will remain in our combined consolidated balance sheets until the end of each respective floor’s lease term. The lease term on the remaining floors expires on December 31, 2016.

In 2014, we completed the sale of certain land and easement rights at the Hilton Hawaiian Village to an affiliate of Blackstone in connection with a development project. As a result, the Blackstone affiliate acquired the rights to the name, plans, designs, contracts and other documents related to the development project. The total consideration received for this transaction was approximately $37 million.

In October 2016, we transferred the legal title associated with 25 rooms at the Hilton New York Midtown and 600 rooms at the Hilton Waikoloa Village to a wholly owned subsidiary of Parent in connection with timeshare projects. The net book value of the related assets was approximately $189 million. Pursuant to an arrangement representing a lease, we reserved exclusive rights to occupy and operate these rooms beginning on the date of transfer and continuing until the end of each respective lease term, which range from April 2017 through December 2019.

During the three months ended September 30, 2016, we distributed interests in entities with ownership interests in the DoubleTree Hotel Missoula/Edgewater and the Hilton Templepatrick Hotel & Country Club to Parent as these two hotels will not be retained by the Company after the spin-off. The amount of the non-cash equity distribution was $15 million. See Note 13: “Subsequent Events” in our unaudited condensed combined consolidated financial statements included elsewhere in this information statement.

Other Relationships

In 2015, we borrowed $45 million from a wholly owned subsidiary of Hilton Parent under a short-term note payable due December 31, 2016 with an interest rate of 1.82 percent. The proceeds from the note payable were used towards the prepayment of a $64 million mortgage loan assumed as part of an equity investments exchange in 2014. As of June 30, 2016, the aggregate principal amount outstanding was $45 million.

In June 2016, in connection with a timeshare project, we transferred assets, including legal title, related to certain floors at the Embassy Suites Washington, D.C. to a wholly owned subsidiary of Hilton Parent that will be held by HGV Parent upon consummation of the spin-off. The net book value of these assets was approximately $33 million, which included approximately $7 million of related deferred tax liabilities. No cash consideration was received for this transfer. See Note 10: “Transactions with Parent” of the accompanying unaudited consolidated financial statements for further information.

Statement of Policy Regarding Transactions with Related Persons

Prior to the consummation of the spin-off, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy will require that a “related person” (as defined as in Item 404(a) of Regulation S-K, which includes security holders who beneficially own more than 5% of our common stock, including Blackstone) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors (expected to be the nominating and corporate governance committee). It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Ordinary course or immaterial related party transactions involving a Blackstone portfolio company (including hotel management or franchise agreements with Hilton) will be deemed pre-approved or ratified by the nominating and corporate governance committee.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors without stockholder approval. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so in our best interests. We intend to disclose any changes in our investment policies in periodic reports that we file or furnish under the Exchange Act. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

Our primary objective is to generate long-term returns for our stockholders through disciplined capital allocation, superior operational efficiency and innovative asset management. We historically have invested principally in hotels and resorts located in the United States, which represented nearly 90% of our total rooms, and in the central business districts of major cities and resort/conference destinations, which represented over 70% of our total rooms, in each case, as of June 30, 2016. We currently anticipate that our real estate investments will continue to be primarily concentrated in such markets in the future. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We intend to engage in future investment activities in a manner that is consistent with the requirements applicable to REITs for U.S. federal income tax purposes. We primarily expect to pursue our investment objectives through the acquisition of fee simple and leasehold interests in hotel and resort properties, but we also have made and may in the future make equity investments in other entities, including joint ventures that own properties. Our management team will identify and negotiate acquisition and other investment opportunities, subject to the approval by our board of directors. For information concerning the experience of these individuals, please see “Management.”

We historically have and may in the future participate with third parties in property ownership, through joint ventures or other types of co-ownership. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies. As of June 30, 2016, nine hotels in our portfolio, totaling 5,082 rooms, are owned by unconsolidated joint ventures in which we have an equity interest.

We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. From time to time, we may make investments in pursuit of our business and growth strategies that do not provide current cash flow. We believe investments that do not generate current cash flow may be, in certain circumstances, consistent with enhancing stockholder value over time.

We do not have any specific policy as to the amount or percentage of our assets that will be invested in any specific asset, other than the tax rules applicable to REITs. Additionally, no limits have been set on the concentration of investments in any one geographic location, brand, market segment or property type. We anticipate that our real estate investments will continue to be diversified in terms of geographic market within the United States and in select international markets. We expect to diversify hotel management and branding outside of Hilton.

Investments in Real Estate Mortgages

While we will emphasize equity real estate investments in hotels and resorts, we may selectively acquire loans secured by hotels or resorts, or entities that own hotels or resorts, to the extent that those investments are consistent with our qualification as a REIT and provide us with an opportunity to acquire the underlying real estate. We do not intend to originate any secured or unsecured real estate loans or purchase any debt securities as a stand-alone, long-term investment, but, in limited circumstances, we may from time to time provide a short-term loan to a property owner as a means of securing an acquisition opportunity. The mortgages in which we may invest may be first-lien mortgages or subordinate mortgages secured by properties. The subordinated mezzanine loans in which we may invest may include mezzanine loans secured by a pledge of ownership interests in an entity owning a property or group of properties. Investments in real estate mortgages and subordinated real estate loans are subject to the risk that one or more borrowers may default and that the collateral securing mortgages may not be sufficient or, in the case of subordinated mezzanine loans, available to enable us, to recover our full investment.

Investments in Securities or Interests in Entities Primarily Engaged in Real Estate Activities and Investments in Other Securities

Generally speaking, we do not expect to engage in any significant investment activities with other entities, although we have made and may in the future consider joint venture investments with other investors, as well as single-asset and portfolio acquisitions and dispositions. We may, from time to time, undertake a significant renovation and rehabilitation project and chose to structure such acquisitions as a joint venture or mezzanine lending program. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in properties. We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT qualification requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to qualify as a REIT, and there are no limitations on the type or quantity of securities in which we may invest. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will cause us or any of our subsidiaries to become an “investment company” within the meaning of that term under the Investment Company Act of 1940, as amended. Therefore we will not be required to register as an “investment company” under the Investment Company Act of 1940, as amended, and we intend to divest securities before becoming an investment company, and thus before any registration would be required.

We do not intend to engage in trading, underwriting, agency distribution or sales of securities or other issuers.

Dispositions

We expect to invest in hotels and resorts primarily for generation of current income and long-term capital appreciation. Although we do not currently intend to sell any properties, we may deliberately and strategically, subject to REIT qualification and prohibited transaction rules, dispose of assets in the future and redeploy funds into new acquisitions and redevelopment, renovation and expansion opportunities that align with our investment and growth strategies. If a property no longer fits with our investment objectives, we may pursue traditional and non-traditional means of disposal.

Financings and Leverage Policy

We anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, issuance of debt securities, private financings (which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or non-recourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt, repurchase our securities or for general corporate purposes.

We intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. Our board of directors may from time to time modify its views regarding the appropriate amount of debt financing in light of then-current economic and industry conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders.

Lending Policies

We do not expect to engage in any significant lending in the future. Certain of our corporate governance policies limit our ability to make loans to directors, executive officers and certain other related persons. However, we do not otherwise have a policy limiting our ability to make loans to other persons, although our ability to do so may be limited by applicable law, such as the Sarbanes-Oxley Act. Subject to tax rules applicable to REITs, we may make loans to unaffiliated third parties. For example, we may consider offering purchase money financing in connection with the disposition of assets in instances where the provision of that financing would increase the value to be received by us for the asset sold. We may choose to guarantee debt of certain joint ventures with third parties. Consideration for those guarantees may include, but is not limited to, fees, options to acquire additional ownership interests and promoted equity positions. Our board of directors may, in the future, adopt a formal lending policy without notice to or consent of our stockholders.

Issuance of Additional Securities

To the extent that our board of directors determines to obtain additional capital, we may issue, without further stockholder approval, debt or equity securities, including senior or subordinated securities, retain earnings (subject to provisions in the Code requiring distributions of income to qualify as a REIT and maintain our REIT qualification) or pursue a combination of these methods.

Existing stockholders will have no preemptive right to additional securities issued in any offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. We may in the future offer our common stock or other debt or equity securities in exchange for cash, real estate assets or other investment targets or repurchase or otherwise reacquire our common stock or other debt or equity securities. We may issue preferred stock from time to time, in one or more classes or series, as authorized by our board of directors without the need for stockholder approval. We have not adopted a specific policy governing the issuance of senior securities at this time.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

We have not issued common stock or any other securities in exchange for property or any other purpose, but we may engage in such activities in the future.

Reporting Policies

We intend to make available to our stockholders audited annual financial statements and annual reports. We are subject to the information reporting requirements of the Exchange Act, pursuant to which we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Code of Business Conduct and Ethics

Upon the completion of our separation from Hilton, our board of directors will adopt a code of business conduct and ethics applicable to all of our directors, officers and employees that sets forth our policies and expectations on a number of topics, including conflicts of interest, compliance with laws, use of our assets and business conduct and fair dealing. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating or minimizing the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of stockholders.

Conflict of Interest Policies

Prior to the consummation of the spin-off, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined as in Item 404(a) of Regulation S-K, which includes security holders who beneficially own more than 5% of our common stock, including Blackstone) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors (expected to be the nominating and corporate governance committee). If we become aware of an existing related party transaction that has not been pre-approved under this policy, the transaction will be referred to our board of directors or a duly authorized committee of our board of directors (expected to be the audit committee), which will evaluate all options available, including ratification, revision or termination of such transaction. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Ordinary course or immaterial related party transactions involving a Blackstone portfolio company (including hotel management or franchise agreements with Hilton) will be deemed pre-approved or ratified by the nominating and corporate governance committee.

We cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of conflicts of interest. If such policies or provisions of law are not successful, decisions could be made that are not in the best interests of our stockholders.

DESCRIPTION OF CERTAIN INDEBTEDNESS

From and after the spin-off, each of Hilton, Park Hotels & Resorts and Hilton Grand Vacations will, in general, each be responsible for the debts, liabilities, rights and obligations related to the business or businesses that it owns and operates following consummation of the spin-off. See “Certain Relationships and Related Party Transactions—Agreements with Hilton Parent Related to the Spin-Off.”

Financing Transactions in Connection with the Spin-Off

Subject to market conditions, Park Hotels & Resorts expects to complete one or more financing transactions on or prior to the completion of the spin-off, including the repayment of certain of its existing indebtedness, which we expect will result in an estimated net reduction of its outstanding indebtedness at June 30, 2016 of approximately $1 billion. See “The Spin-Off—Financing Transactions” and “Unaudited Pro Forma Combined Consolidated Financial Statements.”

Senior Unsecured Credit Facilities

Prior to the consummation of the spin-off, our Operating Partnership expects to enter into senior unsecured credit facilities with Wells Fargo Bank, National Association, as administrative agent, and other financial institutions as lenders from time to time party thereto (the “Senior Unsecured Credit Facilities”).

The Senior Unsecured Credit Facilities will consist of:

•	a revolving credit facility in an aggregate principal amount of up to $1 billion (the “Revolving Facility”), which will mature four years from the closing date of the Senior Unsecured Credit Facilities (the “Closing Date”), with two six-month extension options; and

•	a $750 million term loan facility (the “Term Loan Facility”), which will mature five years from the Closing Date.

Our Operating Partnership, which is referred to in this section as the “OP Borrower,” will be the sole borrower under the Senior Unsecured Credit Facilities on the Closing Date, with the ability to designate any foreign subsidiary of the Operating Partnership as a subsidiary borrower under the Revolving Facility only, subject to the approval of the Revolving Facility lenders. The Revolving Facility component will include borrowing capacity available in an amount of up to $50 million for letters of credit, $50 million for short-term borrowings referred to as swing line borrowings, and the U.S. Dollar equivalent of $25 million for borrowings in certain foreign currencies. The Senior Unsecured Credit Facilities will also provide us with the option to increase the size of the Revolving Facility and enter into additional incremental term loan credit facilities, subject to certain limitations, in an aggregate amount not to exceed $500 million for all such increases. The Term Loan Facility will be advanced in full prior to the Closing Date. Borrowings will not be permitted under Revolving Facility until the consummation of the spin-off occurs (the “Revolving Facility Effective Date”). In the event the Revolving Facility Effective Date does not occur within 135 days of the Closing Date, the Term Loan Facility will immediately become due and payable and all commitments under the Revolving Facility will be terminated.

Interest Rate and Fees

Borrowings under the Senior Unsecured Credit Facilities will bear interest, at the OP Borrower’s option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 0.50% and (3) the LIBOR rate that would be payable on such day for a LIBOR rate loan with a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the Reuters Screen LIBOR01 Page (or any applicable successor page) for the interest period relevant to such borrowing. The margin for the Revolving Facility will be based on a ratio of the Park

Hotels & Resorts’ total indebtedness to EBITDA (the “Leverage Ratio”) and is anticipated to range from 0.50% to 1.50%, in the case of base rate loans, and 1.50% to 2.50%, in the case of LIBOR rate loans. The margin for the Term Loan Facility is anticipated to be 0.05% lower than the applicable Revolving Facility margin at each Leverage Ratio level. In addition, upon receiving an investment grade rating, the OP Borrower may elect to convert to a credit rating based pricing grid.

In addition to paying interest on outstanding principal under the Senior Unsecured Credit Facilities, the OP Borrower will be required to pay a commitment fee to the lenders under the Revolving Facility in respect of the unutilized commitments thereunder. The commitment fee rate is based on the daily-unused amount of the Revolving Facility and is expected to be either 0.20% or 0.30% per annum based on the unused facility amount. Upon converting to a credit rating based pricing grid, the unused facility fee will no longer apply and the OP Borrower will be required to pay a facility fee that is expected to range from 12.5 to 30 basis points on the aggregate amount of the Revolving Facility. We also will be required to pay customary letter of credit fees. The OP Borrower will be required to pay duration fees to the lenders under the Term Loan Facility equal to (x) 0.05% of the principal amount outstanding under the Term Loan Facility if the Revolving Facility Effective Date does not occur within 45 days of the Closing Date and (y) 0.10% of such principal amount if the Revolving Facility Effective Date does not occur within 90 days of the Closing Date. An extension fee of 0.075% of the aggregate amount of the Revolving Facility is payable in connection with the exercise of each extension option of the Revolving Facility.

Prepayments

No prepayment will be required under the Senior Unsecured Credit Facilities, unless and to the extent that the aggregate revolving credit exposure under the Revolving Credit Facility exceeds the aggregate commitments thereunder. The OP Borrower will be permitted to voluntarily repay amounts outstanding under the Term Loan Facility at any time without premium or penalty, subject to certain minimum amounts and the payment of customary “breakage” costs with respect to LIBOR loans. Once repaid, no further borrowings will be permitted under the Term Loan Facility.

Amortization

The Senior Unsecured Credit Facilities will have no amortization payments.

Guarantees and Collateral

The obligations under the Senior Unsecured Credit Facilities will be required to be guaranteed by (i) each subsidiary of the OP Borrower that is a borrower or a guarantor of any unsecured indebtedness and (ii) if the Leverage Ratio exceeds 6.50 to 1.00 as of the end of any two consecutive fiscal quarter periods, (x) each wholly owned subsidiary of the OP Borrower that (A) owns a property included in the unencumbered property pool or (B) directly or indirectly owns any such subsidiary described in the preceding subclause (A), and (y) each wholly owned subsidiary of the Borrower that either owns, directly or indirectly, certain properties or holds assets that have a fair market value in excess of $5 million (the “Guarantors”). The guarantees from the Guarantors described in clause (ii) above may be subsequently released if the Leverage Ratio is less than or equal to 6.50 to 1.00 as of the end of any two consecutive fiscal quarter periods. Foreign and certain excluded subsidiaries are not required to be guarantors under the Senior Unsecured Credit Facilities.

If the Leverage Ratio exceeds 6.50 to 1.00 as of the end of any two consecutive fiscal quarter periods, the OP Borrower will be required to cause all of the equity interests of any subsidiary borrowers and the Guarantors to be pledged to secure the obligations under the Senior Unsecured Credit Facilities, subject to certain exceptions. The pledge of such equity interests may be subsequently released if the Leverage Ratio is less than or equal to 6.50 to 1.00 as of the end of any two consecutive fiscal quarter periods.

Certain Covenants and Events of Default

The Senior Unsecured Credit Facilities will contain certain customary affirmative and negative covenants. Such covenants, among other things, restrict, subject to certain exceptions, the ability of the OP Borrower, Park Parent, and their respective subsidiaries to grant liens on properties included in the determination of the OP Borrower’s unencumbered pool value, mergers, affiliate transactions, asset sales and the payment of dividends and distributions. In addition, the Senior Unsecured Credit Facilities will require that Park Hotels and Resorts satisfy certain financial maintenance covenants, including:

•	a Leverage Ratio of not more than 7.25 to 1.00;

•	ratio of reserve adjusted EBITDA to fixed charges of not less than 1.50 to 1.00;

•	ratio of secured indebtedness to total asset value of not more than 0.45 to 1.00;

•	ratio of unsecured indebtedness to the unencumbered pool value of properties satisfying certain criteria specified in, and valued per the terms of, the Senior Unsecured Credit Facilities documentation of not more than 0.60 to 1.00 (subject to an option to increase to a higher level provided certain conditions are met);

•	ratio of adjusted net operating income from unencumbered properties satisfying certain criteria specified in the Senior Unsecured Credit Facilities documentation to interest expense on unsecured indebtedness of not less than 2.00 to 1.00; and

•	a minimum EBITDA from unencumbered properties satisfying certain criteria specified in the Senior Unsecured Credit Facilities documentation of not less than $250 million (provided such covenant shall not be tested after the Revolving Facility Effective Date occurs).

The Senior Unsecured Credit Facilities will also include customary events of default, the occurrence of which, following any applicable grace period, would permit the lenders to, among other things, declare the principal, accrued interest and other obligations owing under the Senior Unsecured Credit Facilities to be immediately due and payable.

SF CMBS Loan

On October 7, 2016, JPMorgan Chase Bank, National Association, Deutsche Bank, AG, New York Branch, Goldman Sachs Mortgage Company, Barclays Bank PLC and Morgan Stanley Bank, N.A. extended to S.F. Hilton LLC and P55 Owner LLC, collectively referred to as the “SF CMBS Borrowers,” a $725 million commercial mortgage-backed securities loan. The SF CMBS Loan is secured by the Hilton San Francisco Union Square and the Parc 55 Hotel San Francisco, or the “Subject Hotels.”

Pursuant to the terms of the SF CMBS Loan, the assets of the SF CMBS Borrowers are not available to pay our debts or the debts of our other consolidated subsidiaries and the liabilities of the SF CMBS Borrowers do not constitute obligations of us or our other consolidated subsidiaries.

Term

The SF CMBS Loan has a term of seven years.

Interest and Fees

The SF CMBS Loan bears interest at a fixed rate per annum of 4.1145%.

Amortization

The SF CMBS Loan has no amortization payments.

Prepayments

From and after May 1, 2019 (or earlier in certain circumstances), the SF CMBS Borrowers may prepay the SF CMBS Loan in full, or, in connection with a permitted property release or partial property release, in part, in each case, subject to payment of (i) a yield maintenance premium in the case of any prepayment made prior to the interest payment date occurring in December 2019; (ii) the payment of all interest scheduled to accrue through the end of the applicable interest period in which prepayment is made; and (iii) all other sums then due and payable under the loan agreement, including the lenders’ reasonable, actual out-of-pocket costs and expenses in connection with such prepayment.

Mandatory prepayments are required in connection with certain casualties or condemnations of a property.

Once repaid, no further borrowings will be permitted under the SF CMBS Loan.

Guarantee

Certain obligations of the SF CMBS Borrowers with respect to the SF CMBS Loan are guaranteed by our Operating Partnership, or the “SF CMBS Loan guarantor.” Under the SF CMBS Loan guarantee, (i) the SF CMBS Loan guarantor has agreed to indemnify the lenders for losses with respect to (x) customary “bad-boy” acts of the SF CMBS Borrowers and their affiliates and (y) certain events relating to the Employee Retirement Income Security Act of 1974 and (ii) the SF CMBS Loan will become fully recourse to the SF CMBS Loan guarantor upon a voluntary or collusive involuntary bankruptcy of the SF CMBS Borrowers or the appointment of a custodian, receiver, trustee or examiner for the SF CMBS Borrowers if consented to by the SF CMBS Borrowers. Notwithstanding the foregoing, the aggregate liability of the SF CMBS Loan guarantor as a result of clause (ii) above is capped at 10% of the then outstanding principal balance of the SF CMBS Loan. The SF CMBS Loan guarantor also has executed a guaranty agreement pursuant to which it guarantees payment of the deductible with respect to flood, windstorm and earthquake insurance coverages to the extent such deductible exceeds the base deductible that would otherwise be permitted by the loan documents.

Covenants and Other Matters

The SF CMBS Loan includes certain customary affirmative and negative covenants and events of default. Such covenants, among other things, will restrict, subject to certain exceptions, the ability of the SF CMBS Borrowers to, among other things: incur additional debt; create liens on assets; transfer, pledge or assign certain equity interests; pay any dividends or make any distributions to its direct or indirect owners if an event of default exists or if the debt yield under the SF CMBS Loan (calculated based on the outstanding balance of the SF CMBS Loan) is below 7.00% for two consecutive quarters; make certain investments, loans and advances; consolidate, merge, sell or otherwise dispose of all or any part of its assets or to purchase, lease or otherwise acquire all or any substantial part of assets of any other person; enter into certain transactions with affiliates; engage in any business other than the ownership of the properties and business activities ancillary thereto; and amend or modify the SF CMBS Borrowers’ articles of organization, limited liability company agreement and certain agreements. The SF CMBS Loan also includes affirmative covenants requiring the SF CMBS Borrowers to, among other things, exist as “special purpose entities,” maintain, while a low debt yield trigger exists, certain reserve funds in respect of furniture, fixtures and equipment, taxes and insurance (unless such amounts have been paid or are being collected by the property manager), and comply with other customary obligations for commercial mortgage-backed securities loan financings.

In addition, revenues will be required to be deposited into a segregated account, to be used by the property manager to make certain payments relating to the Subject Hotels. So long as there is no event of default under the loan and the debt yield for the SF CMBS Loan (calculated based on the outstanding principal balance of the SF CMBS Loan) does not fall below 7.00% for two consecutive quarters, then all cash in that account (after payment of property expenses and reserves) would be available to the SF CMBS Borrowers for any purpose, including for the payment of dividends or distributions to their direct or indirect owners.

HHV CMBS Loan

Prior to the consummation of the spin-off, Hilton Hawaiian Village LLC, or the “HHV CMBS Borrower,” expects to enter into a $1,275 million commercial mortgage-backed securities loan with JPMorgan Chase Bank, National Association, Deutsche Bank, AG, New York Branch, Goldman Sachs Mortgage Company, Barclays Bank PLC and Morgan Stanley Bank, N.A. The HHV CMBS Loan will be secured by the Hilton Hawaiian Village.

Pursuant to the terms of the HHV CMBS Loan, the assets of the HHV CMBS Borrower will not be available to pay our debts or the debts of our other consolidated subsidiaries and the liabilities of the HHV CMBS Borrower will not constitute obligations of us or our other consolidated subsidiaries.

Term

The HHV CMBS Loan will have a term of ten years.

Interest and Fees

The HHV CMBS Loan will bear interest at a fixed rate per annum of 4.1995%.

Amortization

The HHV CMBS Loan will not have amortization payments.

Prepayments

From and after the date which is thirty months after the first interest payment date (or earlier in certain circumstances), the HHV CMBS Borrower will be able to prepay the HHV CMBS Loan in full, or, in connection with a partial property release, in part, in each case, subject to payment of (i) a yield maintenance premium in the case of any prepayment made prior to the interest payment date that is six months prior to the inactivity date of the HHV CMBS Loan (ii) the payment of all interest scheduled to accrue through the end of the applicable interest period in which prepayment is made; and (iii) all other sums then due and payable under the loan agreement, including the lenders’ reasonable, actual out-of-pocket costs and expenses in connection with such prepayment.

Mandatory prepayments will be required in connection with certain casualties or condemnations of a property.

Once repaid, no further borrowings will be permitted under the HHV CMBS Loan.

Guarantee

Certain obligations of the HHV CMBS Borrower with respect to the HHV CMBS Loan will be guaranteed by our Operating Partnership, referred to herein as the “HHV CMBS Loan guarantor.” Under the HHV CMBS guarantee, (i) the HHV CMBS Loan guarantor will agree to indemnify the lenders for losses with respect to (x) customary “bad-boy” acts of the HHV CMBS Borrower and its affiliates, (y) any amendment, modification or voluntary termination of the ground lease by the HHV CMBS Borrower other than as permitted by the terms of the HHV CMBS Loan and (z) certain events relating to the Employee Retirement Income Security Act of 1974 and (ii) the HHV CMBS Loan will become fully recourse to the HHV CMBS Loan guarantor upon a voluntary or collusive involuntary bankruptcy of the HHV CMBS Borrower or the appointment of a custodian, receiver, trustee or examiner for the HHV CMBS Borrower if consented to by the HHV CMBS Borrower. Notwithstanding the foregoing, the aggregate liability of the HHV CMBS Loan guarantor as a result of clause (ii) above will be capped at 10% of the then outstanding principal balance of the HHV CMBS Loan. The HHV CMBS Loan guarantor also will execute a guaranty agreement pursuant to which it will guarantee payment of the deductible with respect to flood, windstorm and earthquake insurance coverages to the extent such deductible exceeds the base deductible that would otherwise be permitted by the loan documents. At its election, the HHV CMBS Borrower may also, in lieu of the purchase of additional terrorism insurance, add an additional guaranteed matter with respect to any losses to the lenders arising from a terrorism event in excess of the applicable policy payment.

Covenants and Other Matters

The HHV CMBS Loan will include certain customary affirmative and negative covenants and events of default. Such covenants, among other things, will restrict, subject to certain exceptions, the ability of the HHV CMBS Borrower to, among other things: incur additional debt; create liens on assets; transfer, pledge or assign certain equity interests; pay any dividends or make any distributions to its direct or indirect owners if an event of default exists or if the debt yield under the HHV CMBS Loan (calculated based on the outstanding balance of the HHV CMBS Loan) is below 7.00% for two consecutive quarters; make certain investments, loans and advances; consolidate, merge, sell or otherwise dispose of all or any part of its assets or to purchase, lease or otherwise acquire all or any substantial part of assets of any other person; enter into certain transactions with affiliates; engage in any business other than the ownership of the properties and business activities ancillary thereto; HHV amend or modify the HHV CMBS Borrower’s articles of organization, limited liability company agreement and certain agreements. The HHV CMBS Loan also will include affirmative covenants requiring the HHV CMBS Borrower to, among other things, exist as a “special purpose entity,” maintain, while a low debt yield trigger exists, certain reserve funds in respect of furniture, fixtures and equipment, taxes and insurance (unless such amounts have been paid or are being collected by the property manager), and comply with other customary obligations for commercial mortgage-backed securities loan financings.

In addition, revenues will be required to be deposited into segregated accounts, to be used by the property manager to make certain payments relating to the Hilton Hawaiian Village. So long as there is no event of default under the loan and the debt yield for the HHV CMBS Loan (calculated based on the outstanding principal balance of the HHV CMBS Loan) does not fall below 7.00% for two consecutive quarters, then all cash in that account (after payment of property expenses and reserves) would be available to the HHV CMBS Borrower for any purpose, including for the payment of dividends or distributions to their direct or indirect owners.

7.500% Senior Notes due 2017

On April 15, 1997, Park Parent issued $200 million aggregate principal amount of 7.500% Senior Notes due 2017 (the “2017 Notes”) under an indenture dated as of April 15, 1997. Interest on the 2017 Notes is payable semi-annually in cash in arrears on June 15 and December 15 of each year, beginning on June 15, 1998. As of June 30, 2016, the aggregate principal amount outstanding was $54 million. The indenture governing the 2017 Notes contains certain customary covenants and events of default.

Subject to certain exceptions, the indenture governing the 2017 Notes permits us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, all of the outstanding shares of our common stock are indirectly beneficially owned by Hilton Parent. After the spin-off, Hilton will not own any shares of our common stock.

The following table provides information with respect to the anticipated beneficial ownership of our common stock by:

•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;

•	each of our directors following the spin-off;

•	each of the individuals we expect to be our named executive officers with respect to 2016; and

•	all of our directors and executive officers following the spin-off as a group.

The following table does not include information with respect to HNA, which although it is not expected to be a stockholder as of the date of the spin-off, would upon consummation of the Sale beneficially own approximately 25% of our outstanding common stock.

To the extent our directors and executive officers own Hilton Parent common stock at the record date of the spin-off, they will participate in the distribution on the same terms as other holders of Hilton Parent common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the tables below has sole voting and investment power with respect to the securities owned by such person or entity. Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated, the address of each named person is c/o 7930 Jones Branch Drive, Suite 1100, McLean, Virginia 22102.

Immediately following the spin-off, we estimate that approximately              million shares of our common stock will be issued and outstanding, based on the number of shares of Hilton Parent common stock expected to be outstanding as of the record date and based on the distribution ratio. The actual number of shares of our common stock outstanding following the spin-off will be determined on                     , 2016, the record date.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Class

5% Stockholders:
Blackstone (1)
T. Rowe Price Associates, Inc. (2)

Directors and Executive Officers:
Thomas J. Baltimore, Jr.
Sean M. Dell’Orto
Directors and executive officers as a group ( persons)

*	Represents less than 1%.
(1)	Based on Hilton Parent common stock beneficially owned by Blackstone as reported in a Schedule 13G/A filed on February 16, 2016, reflecting 383,603,683 shares of Hilton Parent common stock directly held by HLT Holdco III LLC, 14,032,755 shares of Hilton Parent common stock directly held by HLT Holdco II LLC, 39,738,987 shares of Hilton Parent common stock directly held by HLT BREP VI.TE.2 Holdco LLC, 1,397,649 shares of Hilton Parent common stock directly held by HLT BREH VI Holdco LLC, 235,542 shares of Hilton Parent common stock directly held by HLT BREH Intl II Holdco LLC, 13,700,470 shares of Hilton Parent common stock directly held by HLT A23 Holdco LLC and 82,238 shares of Hilton Parent common stock directly held by HLT A23 BREH VI Holdco LLC (together, the “Blackstone Funds”). The sole member of HLT Holdco III LLC is HLT Holdco II LLC. The sole member of HLT Holdco II LLC is HLT Holdco LLC.

The sole member of HLT Holdco LLC is BH Hotels Holdco LLC (“BH Hotels”). The managing members of BH Hotels are Blackstone Real Estate Partners VI L.P. and Blackstone Capital Partners V L.P. The general partner of Blackstone Capital Partners V L.P. is Blackstone Management Associates V L.L.C. The sole member of Blackstone Management Associates V L.L.C is BMA V L.L.C. The general partner of Blackstone Real Estate Partners VI L.P. is Blackstone Real Estate Associates VI L.P. The general partner of Blackstone Real Estate Associates VI L.P. is BREA VI L.L.C. The sole member of each of BREA VI L.L.C. and BMA V L.L.C. is Blackstone Holdings III L.P.

The sole member of HLT A23 Holdco LLC is Blackstone A23 Holdings LLC. The managing members of Blackstone A23 Holdings LLC are Blackstone Real Estate Partners VI L.P. and Blackstone Capital Partners V L.P. The managing member of HLT A23 BREH VI Holdco LLC is Blackstone Real Estate Holdings VI L.P.

The sole member of HLT BREH Intl II Holdco LLC is HLT BREH Intl II Holdings Holdco LLC. The controlling member of HLT BREH Intl II Holdings Holdco LLC is Blackstone Real Estate Holdings International II-Q L.P. The general partner of Blackstone Real Estate Holdings International II-Q L.P. is BREP International II-Q GP L.P. The general partner of BREP International II-Q GP L.P. is BREP International II-Q GP L.L.C. The sole member of BREP International II-Q GP L.L.C. is Blackstone Holdings III L.P.

The sole member of HLT BREP VI.TE.2 Holdco LLC is Blackstone Real Estate Partners VI.TE.2 L.P. The general partner of Blackstone Real Estate Partners VI.TE.2 L.P. is Blackstone Real Estate Associates VI L.P. The general partner of Blackstone Real Estate Associates VI L.P. is BREA VI L.L.C. The managing member of BREA VI L.L.C. is Blackstone Holdings III L.P.

The sole member of HLT BREH VI Holdco LLC is HLT BREH VI Holdings Holdco LLC. The controlling member of HLT BREH VI Holdings Holdco LLC is Blackstone Real Estate Holdings VI L.P. The general partner of Blackstone Real Estate Holdings VI L.P. is BREP VI Side-by-Side GP L.L.C. The sole member of BREP VI Side-by-Side GP L.L.C. is Blackstone Holdings III L.P.

The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities (other than each of the Blackstone Funds to the extent they directly hold securities reported herein) and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares. Also reflects 636,939 shares of Hilton Parent common stock held directly by a foundation over which Mr. Schwarzman may be deemed to have investment and voting power, based on information provided to Hilton Parent on July 29, 2016. The address of each of Mr. Schwarzman and each of the entities listed in this footnote is c/o The Blackstone Group L.P., 345 Park Avenue, New York, New York 10154.

As of the date of this information statement, Blackstone entities have pledged, hypothecated or granted security interests in substantially all of the shares of Hilton Parent common stock held by them pursuant to a margin loan agreement with customary default provisions. We anticipate that shares of our common stock received by Blackstone in the spin-off in respect of such pledged Hilton Parent shares would similarly be subject to the lien of such margin loan agreement. Accordingly, in the event of a default under the margin loan agreement, the secured parties may foreclose upon any and all shares of common stock pledged to them and may seek recourse against the borrower.

(2)	Based on Hilton Parent common stock beneficially owned by T. Rowe Price Associates, Inc., as reported in a Schedule 13G filed on February 12, 2016, reflecting T. Rowe Price Associates, Inc. has sole voting power over 21,512,813 shares of Hilton Parent common stock and sole dispositive power over 64,713,738 shares of Hilton Parent common stock. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202.

DESCRIPTION OF CAPITAL STOCK

The following description of certain terms of our common stock as it will be in effect upon completion of the spin-off is a summary and is qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, as they will be in effect upon completion of the spin-off, forms of which are filed as exhibits to the registration statement of which this information statement forms a part, and by the General Corporation Law of the State of Delaware (the “DGCL”). See “Where You Can Find More Information.”

Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to Park Parent and not to any of its subsidiaries.

General

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Our authorized capital stock consists of              shares of common stock, par value $0.01 per share, and              shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Common Stock

Subject to the provisions in our amended and restated certificate of incorporation regarding the restrictions on ownership and transfer of our stock discussed below under the caption “—Restrictions on Ownership and Transfer,” holders of shares of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our common stock do not have cumulative voting rights in the election of directors.

Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of our preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. All shares of our common stock that will be outstanding at the time of the completion of the spin-off will be fully paid and non-assessable. The common stock will not be subject to further calls or assessment by us. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.

Preferred Stock

No shares of preferred stock will be issued or outstanding at the time of the completion of the spin-off. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Subject to the provisions of our amended and restated certificate of incorporation regarding the restrictions on ownership and transfer of our stock, our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse effect on the market price of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.

Stockholder Meetings

Our amended and restated certificate of incorporation and bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. Our amended and restated bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or our chief executive officer, upon the request of holders of not less than a majority of the total voting power of all the then outstanding shares of our capital stock, or, for so long as Blackstone and its affiliates continue to beneficially own at least 40 percent of the total voting power of all the then outstanding shares of our stock entitled to vote generally in the election of directors, Blackstone. For so long as Blackstone and its affiliates continue to beneficially own at least 40 percent of the total voting power of all the then outstanding shares of stock of our company entitled to vote generally in the election of directors, Blackstone’s consent is required for any amendment to this provision of our amended and restated bylaws.

To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT for U.S. federal income tax purposes, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first taxable year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly, indirectly or through attribution, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than the first taxable year for which an election to be a REIT has been made). In addition, if we or one or more owners of 10% or more of our stock actually or constructively own 10% or more of a tenant of ours or a tenant of any partnership in which we are a partner, the rent received by us either directly or through any such partnership from such tenant generally will not be qualifying income for purposes of the REIT gross income tests of the Code unless the tenant qualifies as a TRS, and the leased property is a “qualified lodging facility” operated by an “eligible independent contractor” under the Code.

An “eligible independent contractor” means, with respect to any “qualified lodging facility,” any “independent contractor” if, at the time such contractor enters into a management agreement to operate such qualified lodging facility, such contractor is actively engaged in the trade or business of operating qualified lodging facilities for any person who is not a related person with respect to us or our TRS lessees. An “independent contractor” means any person (i) who does not own, directly or indirectly, more than 35% of shares of our stock and (ii) if such person is a corporation, not more than 35% of the total combined voting power of whose stock (or 35% of the total shares of all classes of whose stock) or, if such person is not a corporation, not more than 35% of the interest in whose assets or net profits is owned, directly or indirectly, by one or more persons owning 35% or more of the shares of our stock, in each case, taking into account certain attribution rules. Since our stock will be regularly traded on an established securities market, only persons who own, directly or indirectly, more than 5% of the shares of our stock are taken into account as owning any of our shares for purposes of applying the 35% limitation in clause (ii) of the preceding sentence (but all of our outstanding shares are considered outstanding to compute the denominator for purpose of determining the applicable percentage of ownership).

To assist us in complying with the limitations on the concentration of ownership of our stock imposed by the Code, our amended and restated certificate of incorporation contains restrictions on the ownership and transfer of our stock. Subject to the exceptions described below, no person or entity (other than a person or entity that has been granted an exemption) may directly or indirectly, beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 4.9%, in value or by number of shares, whichever is more restrictive, of our outstanding common stock, or more than 4.9%, in value or by number of shares, whichever is more restrictive, of any outstanding class or series of our preferred stock. We refer to these restrictions, collectively, as the “ownership limit.” However, our amended and restated certificate of incorporation permits (but does not require) exemptions to the ownership limit to be made for stockholders provided that our board of directors determines that such exemptions will not jeopardize our qualification as a REIT. We expect that, prior to the completion of the spin-off, our board of directors will grant an exemption from the ownership limit to Blackstone, HNA and their respective affiliates.

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 4.9% of our outstanding common stock or 4.9% of any class or series of our preferred stock, or the acquisition of an interest in an entity that owns our stock, could, nevertheless, cause the acquiror or another individual or entity to own our stock in excess of the ownership limit.

Our board of directors may, upon receipt of certain representations and agreements and in its sole discretion, prospectively or retroactively, waive the ownership limit and may establish or increase a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT (including, but not limited to, as a result of any “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees failing to qualify as such). As a condition of granting a waiver of the ownership limit or creating an excepted holder limit, our board of directors may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our board of directors as it may deem necessary or advisable to determine or ensure our status as a REIT and may impose such other conditions or restrictions as it deems appropriate.

In connection with granting a waiver of the ownership limit or creating or modifying an excepted holder limit, or at any other time, our board of directors may increase or decrease the ownership limit unless, after giving effect to any increased or decreased ownership limit, five or fewer persons could beneficially own, in the aggregate, more than 49.9% in value of the shares of our stock then outstanding or we would otherwise fail to qualify as a REIT (including, but not limited to, as a result of any “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees failing to qualify as such). A decreased ownership limit will not apply to any person or entity whose percentage of ownership of our stock is in excess of the decreased ownership limit until the person or entity’s ownership of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock will be subject to the decreased ownership limit.

Our amended and restated certificate of incorporation also prohibits:

•	any person from beneficially or constructively owning shares of our stock that would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT;

•	any person from beneficially or constructively owning shares of our stock that would cause any hotel manager, including Hilton Parent, to fail to qualify as an “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees;

•	any person from transferring shares of our stock if the transfer would result in shares of our stock being beneficially owned by fewer than 100 persons; and

•	any person from beneficially owning shares of our stock to the extent such ownership would result in our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other restrictions on ownership and transfer of our stock, and any person who is the intended transferee of shares of our stock that are transferred to a trust for the benefit of one or more charitable beneficiaries described below, must give immediate written notice to us of such an event or, in the case of a proposed or attempted transfer, give at least 15 days’ prior written notice to us and must provide us with such other information as we may request to determine the effect of the transfer on our status as a REIT. The provisions of our amended and restated certificate of incorporation relating to the restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, or that compliance is no longer required in order for us to qualify as a REIT.

Any attempted transfer of our stock that, if effective, would result in our stock being beneficially owned by fewer than 100 persons will be null and void. Any attempted transfer of our stock that, if effective, would result in (i) a violation of the ownership limit (or other exempted holder limit established by our amended and restated certificate of incorporation or our board of directors), (ii) our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT, (iii) any hotel manager, including Hilton Parent, failing to qualify as an “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees, or (iv) our failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code will cause the number of shares causing the violation (rounded up to the nearest whole share) to be transferred automatically to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of our stock, then the attempted transfer that, if effective, would have resulted in (i) a violation of the ownership limit (or other limit established by our amended and restated certificate of incorporation or our board of directors), (ii) our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or our otherwise failing to qualify as a REIT, (iii) any hotel manager, including Hilton Parent, failing to qualify as an “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of our TRS lessees, or (iv) our failing to qualify as a “domestically controlled qualified investment entity,” will be null and void.

Shares of our stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of our stock held in the trust and will have no rights to dividends and no rights to vote or other rights attributable to the shares of our stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid before we discover that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Subject to Delaware law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a proposed transferee before our discovery that the shares have been transferred to the trust and to recast the vote in the sole discretion of the trustee. However, if we have already taken irreversible corporate action, then the trustee may not rescind or recast the vote.

Within 20 days of receiving notice from us of a transfer of shares to the trust, the trustee must sell the shares to a person that would be permitted to own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock in our amended and restated certificate of incorporation. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the proposed transferee an amount equal to the lesser of:

•	the price paid by the proposed transferee for the shares or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, which generally will be the last sales price reported on the New York Stock Exchange, the market price on the last trading day before the day of the event that resulted in the transfer of such shares to the trust; and

•	the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares.

The trustee must distribute any remaining funds held by the trust with respect to the shares to the charitable beneficiary. If the shares are sold by the proposed transferee before we discover that they have been transferred to the trust, the shares will be deemed to have been sold on behalf of the trust and the proposed transferee must pay to the trustee, upon demand, the amount, if any, that the proposed transferee received in excess of the amount that the proposed transferee would have received had the shares been sold by the trustee.

Shares of our stock held in the trust will be deemed to be offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in the transfer to the trust or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, the market price on the last trading day before the day of the event that resulted in the transfer of such shares to the trust; and

•	the market price on the date we accept, or our designee accepts, such offer.

We may accept the offer until the trustee has otherwise sold the shares of our stock held in the trust. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee and distribute any dividends or other distributions held by the trustee with respect to the shares to the charitable beneficiary.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice stating the person’s name and address, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide us with any additional information that we request to determine the effect, if any, of the person’s beneficial ownership on our status as a REIT and to ensure compliance with the ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner must, on request, disclose to us in writing such information as we may request to determine our status as a REIT or to comply, or determine our compliance, with the requirements of any governmental or taxing authority.

If our board of directors authorizes any of our shares to be represented by certificates, the certificates will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of our stock could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

REIT Qualification

Our amended and restated certificate of incorporation provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if we determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law

Restrictions on Ownership and Transfer

The restrictions on ownership and transfer of our stock discussed under the caption “—Restrictions on Ownership and Transfer” prevent any person from acquiring more than 4.9% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 4.9% (in value or by number of shares, whichever is more restrictive) of any outstanding class or series of our preferred stock without the approval of our board of directors. These provisions may delay, defer or prevent a change in control of us.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super-majority voting, special approval, dividend or other rights or preferences that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

We do not have a stockholder rights plan or any series of preferred stock designated in connection with such a plan, and if our board of directors were ever to adopt a stockholder rights plan in the future without prior stockholder approval, our board of directors would either submit the plan to stockholders for ratification or cause the rights plan to expire within one year.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. For any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information specified by our bylaws about the stockholder, its affiliates and any proposed business or nominee for election as a director, including information about the economic interest of the stockholder, its affiliates and any proposed nominee in us. Additionally, vacancies and newly created directorships may be filled only by a vote of a majority of the directors then in office, even though less than a quorum, and not by the stockholders. Our amended and restated bylaws provide for certain procedures with respect to the resignation of any director who does not receive a majority of the votes cast in an uncontested election. Our amended and restated bylaws allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Our amended and restated certificate of incorporation provides that the board of directors is expressly authorized to make, alter or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80 percent or more of all of the outstanding shares of our capital stock entitled to vote.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that from and after the date on which Blackstone and its affiliates cease to beneficially own at least 40 percent of the total voting power of all the then outstanding shares of our stock entitled to vote generally in the election of directors, any action required or permitted to be taken by our stockholders may not be effected by consent in writing by stockholders unless such action is recommended by all directors then in office. For so long as Blackstone and its affiliates continue to beneficially own at least 40 percent of the total voting power of all the then outstanding shares of our company entitled to vote generally in the election of directors, Blackstone’s consent is required for any amendment to this provision of our amended and restated certificate of incorporation.

Delaware Anti-Takeover Statute

We have opted out of Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a publicly held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

However, our amended and restated certificate of incorporation and bylaws provide that in the event Blackstone and its affiliates cease to beneficially own at least 5 percent of the then outstanding shares of our common stock, we will automatically become subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 percent of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15 percent or more of a corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions our board of directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) action asserting a claim against our company or any director or officer of our company governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of Blackstone or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Blackstone or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of our company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Indemnification Agreements

We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions—Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

We intend for the transfer agent and registrar for our common stock to be Wells Fargo Bank, N.A.

Listing

Following the spin-off, we expect to have our common stock listed on the New York Stock Exchange under the ticker symbol “PK”.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of an investment in our common stock. For purposes of this section, references to “Park Parent,” “we,” “our” and “us” generally mean only Park Hotels & Resorts Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated, and references to Hilton Parent generally means only Hilton Worldwide Holdings Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based on the Code, the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement and all of which are subject to differing interpretations and may change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as:

•	persons acting as nominees or otherwise not as beneficial owners;

•	dealers or traders in securities or currencies;

•	broker-dealers;

•	traders in securities that elect to use the mark to market method of accounting;

•	tax-exempt entities (except to the extent discussed below);

•	cooperatives;

•	banks, trusts, financial institutions or insurance companies;

•	persons who acquired shares of Hilton Parent or our common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, at least 10% or more, by voting power or value, of our equity;

•	holders owning our common stock as part of a position in a straddle or as part of a hedging, conversion, constructive sale, synthetic security, integrated investment, or other risk reduction transaction for U.S. federal income tax purposes;

•	regulated investment companies;

•	REITs;

•	foreign (non-U.S.) governments;

•	non-U.S. stockholders (except to the extent discussed below);

•	former citizens or former long-term residents of the United States;

•	holders who are subject to the alternative minimum tax;

•	pass-through entities (such as entities treated as partnerships for U.S. federal income tax purposes); or

•	persons that own our common stock through partnerships or other pass-through entities.

This summary does not address the U.S. federal income tax consequences to our stockholders who do not hold shares of our common stock as a capital asset. Moreover, this summary does not address any state, local, or foreign tax consequences, or any estate or gift tax consequences, or tax consequences other than U.S. federal income tax consequences.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its tax advisor as to the tax consequences of the spin-off.

YOU ARE URGED TO CONSULT WITH YOUR TAX ADVISOR AS TO THE SPECIFIC U.S. FEDERAL, STATE AND LOCAL, AND NON-U.S. TAX CONSEQUENCES OF HOLDING OUR COMMON STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED IN THIS INFORMATION STATEMENT.

Taxation of Park Parent

Following the spin-off, we intend to elect to be taxed as a REIT for U.S. federal income tax purposes beginning immediately after the distribution. We believe that we will be organized, and we expect to operate, in such a manner as to qualify for taxation as a REIT under the applicable provisions of the Code.

The law firm of Hogan Lovells US LLP has acted as our tax counsel (“REIT Tax Counsel”) in connection with our intended election to be taxed as a REIT. We intend to operate in a manner that will allow us to qualify to be taxed as a REIT for U.S. federal income tax purposes, and we expect that we will receive an opinion of REIT Tax Counsel with respect to our qualification to be taxed as a REIT in connection with the spin-off. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of REIT Tax Counsel will represent only the view of REIT Tax Counsel, based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by Hilton Parent and us, including representations relating to the values of our assets, the sources of our income, and the ownership of Hilton Parent’s and our common stock. The opinion will be expressed as of the date issued. REIT Tax Counsel will have no obligation to advise Hilton Parent, us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of REIT Tax Counsel and our qualification to be taxed as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by REIT Tax Counsel. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depend upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify to be taxed as a REIT, no assurance can be given that the IRS will not challenge our qualification or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify to be taxed as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a C corporation. A “C corporation” is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

U.S. stockholders that are individuals, trusts or estates are taxed on corporate dividends at a maximum U.S. federal income tax rate of 20% (the same rate applicable to long-term capital gains). With limited exceptions, however, dividends from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income. The highest marginal noncorporate U.S. federal income tax rate applicable to ordinary income is 39.6%. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

If we qualify to be taxed as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•	If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property.”

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification to be taxed as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•	If we violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification to be taxed as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the non-qualifying assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•	If we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our capital gain net income for such year and (3) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed and (b) the amounts we retained and upon which we paid income tax at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

•	A 100% tax may be imposed on transactions between us and a TRS that do not reflect arm’s-length terms.

•

If we recognize gain on the disposition of any asset (i) held by us on the day after the effective date of the spin-off (when our election to be subject to tax as a REIT is expected to become effective) or (ii) we acquire from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis in the hands of the subchapter C corporation, in each case during a specified period (generally, the ten-year period following such effectiveness of our REIT election or such acquisition, as applicable), then we will owe tax at the highest corporate tax rate on the lesser of (1) the excess of the fair market value of the asset on the effective date of our election to be subject to tax as a REIT over its basis in the asset at such time, and (2) the gain recognized upon the disposition of such asset.

•	The earnings of our TRSs generally will be subject to U.S. federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities); and

(7)	that meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT (which, in our case, is expected to be 2016). Our amended and restated certificate of incorporation will provide restrictions regarding the ownership and transfers of shares of our stock, which are intended to assist us in satisfying the stock ownership requirements described in conditions (5) and (6) above, among other purposes. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

To monitor compliance with the stock ownership requirements, we generally are required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If such record holder fails or refuses to comply with the demands, such record holder will be required by Treasury regulations to submit a statement with such record holder’s tax return disclosing such record holder’s actual ownership of our stock and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We intend for December 31 to be our taxable year-end, and thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests

If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, described below, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify to be taxed as a REIT unless we were entitled to relief, as described below under “—Income Tests—Failure to Satisfy the Gross Income Tests” and “—Asset Tests.”

Recent legislation may alter who bears the liability in the event any subsidiary partnership is audited and an adjustment is assessed. Congress recently revised the rules applicable to U.S. federal income tax audits of partnerships and the collection of any tax resulting from any such audits or other tax proceedings, generally for taxable years beginning after December 31, 2017. Under the new rules, the partnership itself may be liable for a hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The new rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed from the affected partners, subject to a higher rate of interest than otherwise would apply. Many questions remain as to how the new rules will apply, especially with respect to partners that are REITs, and it is not clear at this time what effect this new legislation will have on us. However, these changes could increase the federal income tax, interest, and/or penalties otherwise borne by us in the event of a federal income tax audit of a subsidiary partnership.

Disregarded Subsidiaries

If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries

In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary corporation to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary corporation, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations on a look-through basis in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

A TRS may not directly or indirectly operate or manage a qualified lodging facility. The Code defines a “qualified lodging facility” generally to mean a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. If the IRS were to treat a subsidiary corporation of ours as directly or indirectly operating or managing a lodging facility, such subsidiary would not qualify as a TRS, which could jeopardize our REIT qualification under the REIT 5% and 10% asset tests.

Although a TRS may not operate or manage a lodging facility, rent received by a REIT from the lease of a lodging facility to a TRS lessee may qualify as “rents from real property” for purposes of both the 75% and 95% gross income tests, provided that the facility is operated by a hotel management company that qualifies as an “eligible independent contractor.” Generally, an “eligible independent contractor” is a person from whom we derive no income, who is adequately compensated, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and any TRS lessee. A hotel management company that otherwise would qualify as an “eligible independent contractor” with regard to a TRS of a REIT will not so qualify if (i) the hotel management company and/or one or more actual or constructive owners of 10% or more of the hotel management company actually or constructively own more than 35% of the REIT, or (ii) one or more actual or constructive owners of more than 35% of the hotel management company own 35% or more of the REIT (determined with respect to a REIT whose shares are regularly traded on an established securities market by taking into account only the shares held by persons owning, actually or constructively, more than 5% of the outstanding shares of the REIT and, if the stock of the hotel management company is regularly traded on an established securities market, determined by taking into account only the shares held by persons owning, actually or constructively, more than 5% of the publicly traded stock of the hotel management company). Qualification as an eligible independent contractor involves the intrepretation and application of highly technical and complex Code provisions for which no or only limited authorities exist.

We intend to have one or more TRSs and, except for the Select Hotels, we intend to lease all of our hotel properties to our TRS. We will take all steps reasonably practicable to ensure that no TRS will engage in “operating” or “managing” our hotel properties. Additionally, we intend for the TRS to contract with one or more hotel management companies, including contracting with subsidiaries of Hilton Parent with respect to our initial hotels. We will take all steps reasonably practicable to ensure that each hotel management company engaged to operate and manage our hotel properties will qualify as an “eligible independent contractor” with regard to our TRS. In that regard, constructive ownership under Section 318 of the Code resulting, for example, from relationships between the hotel management companies engaged to operate and manage the hotel properties and the REIT’s other stockholders could impact the hotel management companies’ ability to satisfy the applicable ownership limit. Because of the broad scope of the attribution rules of Section 318 of the Code, no assurance can be given that all potential prohibited relationships will be identified. The existence of such a relationship would disqualify a hotel management company as an eligible independent contractor, which could in turn disqualify us as a REIT.

In addition to the restrictions discussed above with respect to lodging facilities, current restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, a TRS may not deduct interest paid or accrued by a TRS to its parent REIT to the extent that such payments exceed, generally, 50% of the TRS’s adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). Second, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We intend that all of our transactions with our TRSs will be conducted on an arm’s-length basis. There can be no assurance that the IRS might not seek to impose the 100% excise tax on a portion of payments received by us from, or expenses deducted by, our TRSs.

Income Tests

To qualify to be taxed as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness and certain hedging transactions, generally must be derived from “rents from real property,” gains from the sale of real estate assets, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), dividends received from other REITs and specified income from temporary investments. Gain from the sale of a debt instrument issued by a publicly offered REIT, unless the debt instrument is secured by real property or an interest in real property, is not treated as qualifying income for purposes of the 75% income test. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents from Real Property

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the conditions described below are met.

•	The amount of rent is not based in whole or in part on the income or profits of any person from the property. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

•	Neither we nor an actual or constructive owner of 10% or more of our stock actually or constructively owns 10% or more of the interests in the assets or net profits of a noncorporate tenant, or, if the tenant is a corporation (but excluding any TRS), 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if (1) at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are “substantially comparable” to rents paid by our other tenants for comparable space, or (2) the property is a qualified lodging facility and such property is operated on behalf of the TRS by a person who is an “eligible independent contractor” and certain other requirements are met. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS. Our TRSs will be subject to U.S. federal income tax on their income from the operations of these properties;

•	Rent attributable to personal property that is leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property”; and

•	We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no income, or a TRS, which may be wholly or partially owned by us, to provide non-customary services to our tenants without causing the rent that we receive from those tenants to fail to qualify as “rents from real property.”

With respect to our hotel properties that are leased to our TRSs, in order for the rent paid pursuant to the hotel leases to constitute “rents from real property,” the leases must be respected as true leases for U.S. federal income tax purposes. Accordingly, the leases cannot be treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the leases are true leases for U.S. federal income tax purposes depends upon an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

•	the degree of control over the property that is retained by the property owner (for example, whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement); and

•	the extent to which the property owner retains the risk of loss with respect to the property (for example, whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gain with respect to the property.

In addition, Section 7701(e) of the Code provides that a contract that purports to be a service contract or a partnership agreement is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors. Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

We intend to structure our leases to qualify as true leases for U.S. federal income tax purposes. For example, with respect to the leases, generally:

•	the property owning entity and the lessee intend for their relationship to be that of a lessor and lessee, and such relationship will be documented by a lease agreement;

•	the lessee has the right to exclusive possession and use and quiet enjoyment of the hotels covered by the lease during the term of the lease;

•	the lessee bears the cost of, and is responsible for, day-to-day maintenance and repair of the hotels other than the cost of certain capital expenditures, and dictates through the hotel managers, who work for the lessee during the terms of the lease, how the hotels are operated and maintained;

•	the lessee bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the lease, other than the cost of certain furniture, fixtures and equipment, and certain capital expenditures;

•	the lessee benefits from any savings and bears the burdens of any increases in the costs of operating the hotels during the term of the lease;

•	in the event of damage or destruction to a hotel, the lessee will be at economic risk because it will bear the economic burden of the loss in income from operation of the hotels subject to the right, in certain circumstances, to terminate the lease if the lessor does not restore the hotel to its prior condition;

•	the lessee generally indemnifies the lessor against all liabilities imposed on the lessor during the term of the lease by reason of (A) injury to persons or damage to property occurring at the hotels or (B) the lessee’s use, management, maintenance or repair of the hotels;

•	the lessee is obligated to pay, at a minimum, substantial base rent for the period of use of the hotels under the lease;

•	the lessee stands to incur substantial losses or reap substantial gains depending on how successfully it, through the hotel managers, who work for the lessees during the terms of the leases, operates the hotels;

•	the lease enables the tenant to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the hotels during the term of its leases; and

•	upon termination of the lease, the applicable hotel will be expected to have a remaining useful life equal to at least 20% of its expected useful life on the date the lease is entered into, and a fair market value equal to at least 20% of its fair market value on the date the lease was entered into.

If, however, a lease were recharacterized as a service contract or partnership agreement, rather than a true lease, or disregarded altogether for tax purposes, all or part of the payments that the lessor receives from the lessee would not be considered rent and would not otherwise satisfy the various requirements for qualification as “rents from real property.”

As described above, in order for the rent that we receive to constitute “rents from real property,” several other requirements must be satisfied. One requirement is that rent must not be based in whole or in part on the income or profits of any person. Rent that consists, in whole or in part, of one or more percentages of the lessee’s receipts or sales in excess of determinable dollar amounts, however, will qualify as “rents from real property” if:

•	the determinable amounts do not depend in whole or in part on the income or profits of the lessee; and

•	the percentages and determinable amounts are fixed at the time the lease is entered into and a change in percentages and determinable amounts is not renegotiated during the term of the lease (including any renewal periods of the lease) in a manner that has the effect of basing rent on income or profits.

More generally, rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits.

Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee, other than a TRS. We anticipate that all of our hotels, other than the Select Hotels, will be leased to TRSs. As described above, rent that we receive from a TRS with respect to any hotel will qualify as “rents from real property” as long as the property is operated on behalf of the TRS by an eligible independent contractor. Our amended and restated certificate of incorporation will contain restrictions on the ownership and transfer of our stock. In general, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 4.9% (in value or by number of shares, whichever is more restrictive) of our outstanding common stock or more than 4.9% (in value or by number of shares, whichever is more restrictive) of any outstanding class or series of our preferred stock. We expect that, prior to the completion of the spin-off, our board of directors will grant an exemption from the ownership limit to Blackstone, HNA and their respective affiliates. The securities laws may require Blackstone to report ownership of our stock and the stock of Hilton Parent in excess of 35% based on Blackstone’s voting and/or investment powers with respect to such stock. However, applying the tax ownership rules, including certain attribution rules, we believe that, after the spin-off, (i) Hilton Parent and/or one or more actual or constructive owners of 10% or more of the stock of Hilton Parent will not own, actually or constructively, more than 35% of our stock, and (ii) the Blackstone funds that will own more than 5% of our stock and the stock of Hilton Parent collectively will own less than 35% of our stock and the stock of Hilton Parent. However, because the tax ownership rules and attribution rules are complex and there is no or limited authority on certain aspects of those rules, and because the stock of Hilton Parent is publicly traded and is not subject to any restrictions on ownership and transfer, there can be no assurance that Hilton Parent will satisfy the 35% ownership requirement to be an eligible independent contractor. In addition to the 35% ownership requirement with respect to Hilton Parent, the hotel management contracts between our TRS lessee and subsidiaries of Hilton Parent will be substantially similar to the hotel management contracts between subsidiaries of Hilton Parent and third party hotel owners. Thus, we believe that, after the spin-off, Hilton Parent and its subsidiaries should qualify as eligible independent contractors with respect to our TRS lessee.

Third, the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “personal property ratio”). To comply with this limitation, a TRS lessee may acquire furnishings, equipment and other personal property. With respect to each hotel in which the TRS lessee does not own the personal property, we believe either that the personal property ratio will be less than 15% or that any rent attributable to excess personal property, when taken together with all of our other nonqualifying income, will not result in our failure to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we potentially could fail to satisfy the 75% or 95% gross income test and thus lose our REIT qualification.

Fourth, we generally cannot furnish or render services to the tenants of our hotels, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, our TRSs may provide customary and noncustomary services to our tenants without tainting our rental income from such properties. Furthermore, we need not provide services through an “independent contractor” or TRS but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor or a TRS, as long as our income from the services does not exceed 1% of our income from the related property. We will not perform any services other than customary ones for our lessees, unless such services are provided through independent contractors or TRSs or would not otherwise result in our failure to qualify as a REIT.

If a portion of the rent that we receive from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular hotel does not qualify as “rents from real property” because either (i) the percentage rent is considered based on the income or profits of the related lessee, (ii) the lessee either is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying TRSs, or (iii) we furnish noncustomary services to the tenants of the hotel, or manage or operate the hotel, other than through a qualifying independent contractor or a TRS, none of the rent from that hotel would qualify as “rents from real property.” In that case, we might lose our REIT qualification because we might be unable to satisfy either the 75% or 95% gross income test. We intend to structure our leases in a manner that will enable us to satisfy the REIT gross income tests.

In the case of the hotels we lease to our TRS and our TRS engages subsidiaries of Hilton Parent to manage, we believe that the leases qualify as true leases for U.S. federal income tax purposes and that the rents payable under those leases qualify as “rents from real property” for purposes of the 75% and 95% gross income tests. There can, however, be no assurance that the IRS will not successfully assert a contrary position or that there will not be a change in circumstances which would cause a portion of the rent received to fail to qualify as “rents from real property.” If such failure were in sufficient amounts, we would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose our REIT status.

Interest Income

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. In the case of real estate mortgage loans that are secured by both real property and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the mortgage is a qualifying 75% asset test asset and interest income that qualifies for purposes of the 75% gross income test. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Dividend Income

We may directly or indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally will constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Hotel Operating Income and Fee Income

After the spin-off, we will own and operate the Select Hotels. Income we earn from operating the Select Hotels generally will not be qualifying income for purposes of either gross income test. In addition, any fee income that we earn generally will not be qualifying income for purposes of either gross income test. Any fees earned by a TRS, however, will not be included for purposes of our gross income tests.

Hedging Transactions

Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us or our pass-through subsidiary that is incurred or to be incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests”), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. In addition, the exclusion from the 95% and 75% gross income tests will apply if we previously entered into a hedging position and a portion of that hedged indebtedness or property is disposed of, and in connection with such extinguishment or disposition we enter into a new “clearly identified” hedging transaction to offset the prior hedging position. Most likely, income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test.

Failure to Satisfy the Gross Income Tests

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, including as a result of rents received by us from any TRS lessee failing to qualify as “rents from real property,” we may still qualify to be taxed as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations, which have not yet been issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify to be taxed as a REIT. Even if these relief provisions apply, and we retain our status as a REIT, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test, multiplied by a factor designated to approximate our profitability. We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the income tests applicable to REITs.

Asset Tests

At the close of each calendar quarter, we must also satisfy seven tests relating to the nature of our assets.

First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, foreign currency that meets certain requirements under the Code, U.S. government securities and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, personal property leased in connection with real property to the extent that rents attributable to such personal property are treated as “rents from real property,” stock of other corporations that qualify as REITs, some kinds of mortgage-backed securities and mortgage loans and debt instruments issued by publicly offered REITs.

Second, not more than 25% of our total assets may be represented by securities other than those described in the immediately preceding paragraph.

Third, except for securities described in the first paragraph above and securities in QRSs and TRSs, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Fourth, except for securities described in the first paragraph above and securities in QRSs and TRSs, we may not own more than 10% of any one issuer’s outstanding voting securities.

Fifth, except for securities described in the first paragraph above and securities in QRSs and TRSs, we may not own more than 10% of the total value of the outstanding securities of any one issuer (the “10% Value Asset Test”). The 10% Value Asset Test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% Value Asset Test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Sixth, not more than 25% (20% for taxable years beginning after December 31, 2017) of the value of our total assets may be represented by the securities of one or more TRSs.

Seventh, not more than 25% of our total assets may be represented by debt instruments issued by publicly offered REITs that are “nonqualified” debt instruments (e.g., not secured by interests in mortgages on interests in real property and personal property leased in connection with real property to the extent that rents attributable to such personal property are treated as “rents from real property”).

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% Value Asset Test, as explained below).

Certain securities will not cause a violation of the 10% Value Asset Test described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% Value Asset Test. Such securities include (1) any loan made to an individual or an estate, (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a nongovernmental entity, (5) any security (including debt securities) issued by another REIT and (6) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% Value Asset

Test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

No independent appraisals have been or will be obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, the values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

However, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause us to lose our REIT qualification if (a) we satisfied the asset tests at the close of the preceding calendar quarter and (b) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (b) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT that fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%) and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements

To qualify to be taxed as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(1)	the sum of

(a)	90% of our “REIT taxable income,” computed without regard to our net capital gains and the deduction for dividends paid; and

(b)	90% of our after tax net income, if any, from foreclosure property (as described below); minus

(2)	the excess of the sum of specified items of noncash income over 5% of our REIT taxable income, computed without regard to our net capital gain and the deduction for dividends paid.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. These distributions will be treated as received by our stockholders in the year in which paid.

To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, some or all of our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase the adjusted basis of their stock by the difference between (1) the amounts of capital gain dividends that we designated and that they include in their taxable income, minus (2) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make to comply with the REIT distribution requirements. Such losses, however, generally will not affect the tax treatment to our stockholders of any distributions that are actually made. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

If we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our capital gain net income for such year and (3) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income we retained and on which we have paid corporate income tax.

The calculation of REIT taxable income includes deductions for noncash charges, such as depreciation. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. In addition, we may decide to retain our cash, rather than distribute it, to repay debt, acquire assets, or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends through the distribution of other property (including shares of our stock) to meet the distribution requirements, while preserving our cash. Alternatively, we may declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation. In such case, for U.S. federal income tax purposes, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

If our taxable income for a particular year is subsequently determined to have been understated, we may be able to rectify a resultant failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. We will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

For purposes of the 90% distribution requirement and excise tax described above, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.

Earnings and Profits Distribution Requirement

In connection with the spin-off, Hilton Parent will allocate its earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the consummation of the spin-off between Hilton Parent, HGV

Parent and us in accordance with provisions of the Code. A REIT is not permitted to have accumulated earnings and profits attributable to non-REIT years. A REIT has until the close of its first taxable year in which it has non-REIT earnings and profits to distribute all such earnings and profits.

To comply with this requirement, we will pay the Purging Distribution by declaring a dividend to our stockholders to distribute our accumulated earnings and profits attributable to any non-REIT years, including any earnings and profits allocated to us by Hilton Parent in connection with the spin-off. We expect to pay the Purging Distribution in a combination of cash and our common stock. The portion that will be paid in cash will be determined at the time the dividend is declared, but will be at least 20% of the total amount distributed to all stockholders. Hilton Parent has received the IRS Ruling, which addresses, in addition to certain aspects of the treatment of the spin-off, certain tax issues relevant to our payment of the Purging Distribution in a combination of cash and our stock. In general, the IRS Ruling provides, subject to the terms and conditions contained therein, that (1) any and all of the cash and stock distributed by us to our stockholders as part of the Purging Distribution will be treated as a distribution of property with respect to our stock, and as a dividend to the extent of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) and (2) the amount of any distribution of stock received by any of our stockholders as part of the Purging Distribution will be considered to equal the amount of the money which could have been received instead. A holder of our common stock will be required to report dividend income as a result of the Purging Distribution even if such stockholder received no cash or only nominal amounts of cash in the distribution. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held as inventory or for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as inventory or property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to avoid prohibited transaction characterization.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of any such transaction to qualify as a like-kind exchange could require us to pay federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Derivatives and Hedging Transactions

We may enter into hedging transactions, including with respect to foreign currency exchange rate and interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as swap contracts, cap or floor contracts, futures or forward contracts and options. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into (1) in the normal course of our business primarily to manage risk of interest rate changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of a position in such a transaction (each such hedge, a “Borrowings Hedge”) and (2) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (each such hedge, a “Currency Hedge”), which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. This exclusion from the 95% and 75% gross income tests also will apply if we previously entered into a Borrowings Hedge or a Currency Hedge, a portion of the hedged indebtedness or property is disposed of, and in connection with such extinguishment or disposition we enter into a new “clearly identified” hedging transaction to offset the prior hedging position. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. Moreover, to the extent that a position in a hedging transaction has positive value at any particular point in time, it may be treated as an asset that does not qualify for purposes of the REIT asset tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification to be taxed as a REIT. We may conduct some or all of our hedging activities (including hedging activities relating to currency risk) through a TRS or other corporate entity, the income from which may be subject to U.S. federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income or assets that do not qualify for purposes of the REIT tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (3) with respect to which we made a proper election to treat the property as foreclosure property.

We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest, or redetermined TRS service income will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS, redetermined deductions and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations or if the interest payments were at a commercially reasonable rate, and redetermined TRS service income is gross income of a TRS attributable to services provided to us (less deductions properly allocable thereto) that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. It is our policy to evaluate material intercompany transactions and to attempt to set the terms of such transactions so as to achieve substantially the same result as they believe would have been the case if they were unrelated parties. As a result, we believe that (i) all material transactions between and among us and the entities in which we own a direct or indirect interest will be negotiated and structured with the intention of achieving an arm’s-length result, (ii) the potential application of the 100% penalty tax will not have a material effect on us and (iii) the potential application of Section 482 of the Code should not have a material effect on us. Furthermore, rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Application of the 100% penalty tax would apply, for example, to the extent we were found to have charged any TRS lessee rent in excess of an arm’s-length rent and application of Section 482 of the Code depends on whether, as a factual matter, transactions between commonly controlled entities are at arm’s-length. We cannot assure you that we will not be subject to the 100% penalty tax or that Section 482 of the Code will not apply to reallocate income between or among us or any of our affiliated entities.

From time to time, our TRSs may provide services to our tenants. We intend to set the fees paid to our TRSs for such services at arm’s-length rates, although the fees paid may not satisfy the safe-harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification as a REIT if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), distributions to stockholders will be taxable as regular corporate dividends. Such dividends paid to U.S. stockholders that are individuals, trusts and estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lose our qualification. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our stock applicable to taxable U.S. stockholders. A “U.S. stockholder” is any beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) with respect to which a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) that has a valid election is in place under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its tax advisor as to the tax consequences of the acquisition, ownership and disposition of our common stock.

Distributions

For such time as we qualify to be taxed as a REIT, the distributions that we make to our taxable U.S. stockholders out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that we do not designate as capital gain dividends generally will be taken into account by such stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends received by most U.S. stockholders that are individuals, trusts or estates from taxable C corporations. Such stockholders, however, may be taxed at the preferential rates on dividends designated by and received from REITs to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT or a predecessor was subject to corporate level income tax (less the amount of tax) (i.e., the Purging Distribution);

•	dividends received by the REIT from domestic TRSs, other taxable domestic C corporations and certain “qualifying foreign corporations” that satisfy certain requirements (discussed below); or

•	income in the prior taxable year from sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

A foreign corporation generally will be a “qualifying foreign corporation” if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States which the IRS determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the United States. However, if a foreign corporation is a foreign personal holding company, a foreign investment company or a passive foreign investment company, then it will not be treated as a qualifying foreign corporation, and the dividends we receive from such an entity would not constitute qualified dividend income.

In addition, even if we designate certain dividends as qualified dividend income to our stockholders, the U.S. stockholder will have to meet certain other requirements for the dividend to qualify for taxation at capital gains rates. For example, the U.S. stockholder will only be eligible to treat the dividend as qualifying dividend income if the U.S. stockholder is taxed at individual rates and meets certain holding requirements. In general, to treat a particular dividend as qualified dividend income, a U.S. stockholder will be required to hold our stock for more than 60 days during the 121-day period beginning on the date which is 60 days before the date on which the stock becomes ex-dividend. If we designate any portion of a dividend as qualified dividend income, a U.S. stockholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the stockholder as qualified dividend income

We expect to pay the Purging Distribution in a combination of cash and our common stock. The portion that will be paid in cash will be determined at the time the dividend is declared, but will be at least 20% of the total amount distributed to all stockholders. Hilton Parent has received the IRS Ruling, which addresses, in addition to certain aspects of the treatment of the spin-off, certain tax issues relevant to our payment of the Purging Distribution in a combination of cash and our stock. In general, the IRS Ruling provides, subject to the terms and conditions contained therein, that (1) the Purging Distribution will be treated as a dividend to the extent of our earnings and profits (as determined for U.S. federal income tax purposes) and (2) the amount of our stock received by any of our stockholders as part of a Purging Distribution will be considered to equal the amount of cash that could have been received instead. Each of our taxable U.S. stockholders will be required to report dividend income as a result of the Purging Distribution even if such stockholder received no cash or only nominal amounts of cash in the distribution.

Similarly, if in the future we declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

Distributions that we designate as capital gain dividends generally will be taxed to our U.S. stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case we may elect to apply provisions of the Code that treat our U.S. stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders as receiving a corresponding credit for taxes that we paid on such undistributed capital gains. See “—Taxation of REITs in General—Annual Distribution Requirements.” Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. stockholders that are individuals, trusts and estates, and 35% in the case of U.S. stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than twelve months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions does not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain if the shares have been held for more than one year, or short-term capital gain if the shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by us and received by the stockholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make to comply with the REIT distribution requirements. See “—Taxation of REITs in General—Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

Dispositions of Our Stock

If a U.S. stockholder sells or disposes of shares of our stock, it generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the stockholder’s adjusted tax basis in the shares of stock. In general, capital gains recognized by individuals, trusts or estates upon the sale or disposition of our stock will be subject to a maximum U.S. federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 39.6%) if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, Treasury Regulations that would apply a capital gain tax rate of 25% (which is higher than the long-term capital gain tax rates for non-corporate U.S. stockholders) to a portion of capital gain realized by a non-corporate U.S. stockholder on the sale of our shares that would correspond to our “unrecaptured Section 1250 gain.” U.S. stockholders should consult with their own tax advisors with respect to their capital gain tax liability.

Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may also offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the stockholder as long-term capital gain.

If a stockholder recognizes a loss upon a subsequent disposition of our stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury Regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written, and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. U.S. stockholders should consult their tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our stock, or transactions that we might undertake directly or indirectly.

Medicare Tax on Unearned Income

Certain U.S. stockholders that are individuals, estates or trusts are required to pay an additional 3.8% tax on “net investment income,” (or, in the case of an estate or trust, on “undistributed net investment income”) which includes, among other things, dividends on and gains from the sale or other disposition of REIT stock. U.S. stockholders should consult their own tax advisors regarding this tax on net investment income.

Taxation of Non-U.S. Stockholders

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of our stock applicable to non-U.S. stockholders. A “non-U.S. stockholder” is any beneficial owner of our common stock, including a partner in a partnership that owns our common stock, that is not a U.S. stockholder.

Ordinary Dividends

The portion of dividends received by non-U.S. stockholders that (1) is payable out of our earnings and profits (including the Purging Distribution), (2) is not attributable to capital gains that we recognize and (3) is not effectively connected with a U.S. trade or business of the non-U.S. stockholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. stockholder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions

Unless our stock constitutes a U.S. real property interest (“USRPI”), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. federal income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (1) the stockholder’s proportionate share of our earnings and profits, plus (2) the stockholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (i.e., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 15% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Capital Gain Dividends

Under FIRPTA, a distribution that we make to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries (“USRPI capital gains”) will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See “—Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% of the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. stockholder that is a corporation. A distribution is not attributable to USRPI capital gain if we held an interest in the underlying asset solely as a creditor.

Capital gain dividends received by a non-U.S. stockholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his capital gains.

We expect that a significant portion of our assets will be USRPIs.

A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as an ordinary dividend (see “—Ordinary Dividends”), if (1) the capital gain dividend is received with respect to a class of stock that is “regularly traded” on an established securities market located in the United States and (2) the recipient non-U.S. stockholder does not own more than 10% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. We anticipate that our common stock will be “regularly traded” on an established securities exchange. In addition, distributions to certain non-U.S. publicly traded shareholders that meet certain record-keeping and other requirements (“qualified shareholders”) are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our common stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. stockholders should consult their tax advisors regarding the application of these rules.

Dispositions of Our Stock

Gain recognized by a non-U.S. stockholder upon the sale or exchange of our stock generally would not be subject to U.S. federal income taxation unless:

•	the investment in our common stock is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to any gain;

•	the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a tax home in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•	our common stock constitutes a United States real property interest within the meaning of FIRPTA, as described below.

Our common stock will constitute a USRPI unless we are a domestically controlled REIT. We intend to take the position that we will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-U.S. stockholders.

As described above, our amended and restated certificate of incorporation contains restrictions designed to protect our status as a domestically controlled REIT, and we believe that we will be and will remain a domestically controlled REIT, and that a sale of our common stock should not be subject to taxation under FIRPTA. However, because our stock is publicly traded, no assurance can be given that we are or will be a domestically controlled REIT. Even if we were not a domestically controlled REIT, a sale of our common stock by a non-U.S. stockholder would nevertheless not be subject to taxation under FIRPTA as a sale of a USRPI if:

•	our common stock were “regularly traded” on an established securities market; and

•	the non-U.S. stockholder did not actually, or constructively under specified attribution rules under the Code, own more than 10% of our common stock at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period.

In addition, dispositions of our common stock by qualified shareholders are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of our common stock. An actual or deemed disposition of our common stock by such shareholders may also be treated as a dividend. Furthermore, dispositions of our common stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. stockholders should consult their tax advisors regarding the application of these rules.

We anticipate that our common stock will be regularly traded on an established securities market. If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular U.S. federal income tax with respect to any gain in the same manner as a taxable U.S. stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. In such case, under FIRPTA the purchaser of common stock may be required to withhold 15% of the purchase price and remit this amount to the IRS.

U.S. Federal Income Tax Returns

If a non-U.S. stockholder is subject to taxation under FIRPTA on proceeds from the sale of our common stock or on capital gain distributions, the non-U.S. stockholder will be required to file a U.S. federal income tax return. Prospective non-U.S. stockholders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on their ownership of our common stock, including any reporting requirements.

Non-U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder) and (2) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of any dividends received from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) we are required to “look through” one or more of our pension trust stockholders to satisfy the REIT “closely held” test and (2) either (a) one pension trust owns more than 25% of the value of our stock or (b) one or more pension trusts, each individually holding more than 10% of the value of our stock, collectively own more than 50% of the value of our stock. Certain restrictions on ownership and transfer of shares of our stock generally should prevent a tax-exempt entity from owning more than 10% of the value of our stock and generally should prevent us from becoming a pension-held REIT.

Tax-exempt stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign income and other tax consequences of owning our stock.

Backup Withholding Tax and Information Reporting

U.S. Stockholders of Our Common Stock

In general, information reporting requirements will apply to payments of dividends on and payments of the proceeds of the sale of our common stock held by U.S. stockholders, unless an exception applies. The applicable withholding agent is required to withhold tax on such payments if (i) the payee fails to furnish a taxpayer identification number, or TIN, to the payor or to establish an exemption from backup withholding, or (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect. In addition, the applicable withholding agent with respect to the dividends on our common stock is required to withhold tax if (i) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code, or (ii) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code. A U.S. stockholder that does not provide the applicable withholding agent with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. stockholders who fail to certify their U.S. status to us.

Some U.S. stockholders of our common stock, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. stockholder will be allowed as a credit against the U.S. stockholder’s U.S. federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the IRS. The applicable withholding agent will be required to furnish annually to the IRS and to U.S. stockholders of our common stock information relating to the amount of dividends paid on our common stock, and that information reporting may also apply to payments of proceeds from the sale of our common stock. Some U.S. stockholders, including corporations, financial institutions and certain tax-exempt organizations, are generally not subject to information reporting.

Non-U.S. Stockholders of Our Common Stock

Generally, information reporting will apply to payments of interest and dividends on our common stock, and backup withholding described above for a U.S. stockholder will apply, unless the payee certifies that it is not a United States person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding as described above for U.S. stockholders unless the non-U.S. stockholder satisfies the requirements necessary to be an exempt non-U.S. stockholder or otherwise qualifies for an exemption. The proceeds of a disposition by a non-U.S. stockholder of our common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a United States person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership if partners who hold more than 50% of the interest in the partnership are United States persons, or a foreign partnership that is engaged in the conduct of a trade or business in the United States, then information reporting generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present U.S. federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the Treasury, which review may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common stock.

Foreign Account Tax Compliance Act

Withholding at a rate of 30% generally will be required in certain circumstances on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the U.S. and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country, or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, in certain circumstances, dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the IRS. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Prospective investors should consult their tax advisors regarding the possible implications of these rules on their investment in our common stock.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. Our state, local or foreign tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective investors are urged to consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of common stock that Hilton Parent stockholders will receive in the distribution. This information statement does not contain all of the information contained in the Registration Statement on Form 10 and the exhibits and schedules to the Registration Statement on Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, reference is made to the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10, which are on file at the offices of the SEC. Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Registration Statement on Form 10. Each statement is qualified in all respects by the relevant reference.

You may inspect and copy the Registration Statement on Form 10 and the exhibits to the Registration Statement on Form 10 that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the Registration Statement on Form 10, including the exhibits and schedules to the Registration Statement on Form 10.

Our Internet site and the information contained on that site, or connected to that site, are not incorporated into the information statement or the Registration Statement on Form 10.

As a result of the distribution, we will be required to comply with the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.

We plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Hilton Worldwide Holdings Inc.:

We have audited the accompanying combined consolidated balance sheets of the carved-out entities to be held by Park Hotels & Resorts Inc. (the “Company”) after the spin-off, as of December 31, 2015 and 2014, and the related combined consolidated statements of comprehensive income, cash flows and equity for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined consolidated financial position of the Company at December 31, 2015 and 2014, and the combined consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

McLean, Virginia

June 1, 2016

PARK HOTELS & RESORTS INC.

COMBINED CONSOLIDATED BALANCE SHEETS

(in millions)

	December 31,
	2015	2014
ASSETS
Property and equipment, net	$8,676	$6,911
Assets held for sale	—	1,585
Investments in affiliates	104	126
Goodwill	617	805
Intangibles, net	52	52
Cash and cash equivalents	72	42
Restricted cash	72	32
Accounts receivable, net of allowance for doubtful accounts of $2 and $1	122	99
Prepaid expenses	53	48
Other assets	19	14

TOTAL ASSETS (variable interest entities - $32 and $31)	$9,787	$9,714

LIABILITIES AND EQUITY
Liabilities
Debt	$4,057	$4,246
Accounts payable and accrued expenses	171	182
Due to hotel manager	110	95
Due to Hilton affiliates	52	7
Deferred income tax liabilities	2,502	2,517
Other liabilities	98	74

Total liabilities (variable interest entities - $14 and $14)	6,990	7,121
Commitments and contingencies - see Note 16
Equity
Net Parent investment	2,884	2,668
Accumulated other comprehensive loss	(63)	(51)

Total Parent equity	2,821	2,617
Noncontrolling interests	(24)	(24)

Total equity	2,797	2,593

TOTAL LIABILITIES AND EQUITY	$9,787	$9,714

See notes to combined consolidated financial statements.

PARK HOTELS & RESORTS INC.

COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

	Year Ended December 31,
	2015	2014	2013
Revenues
Rooms	$1,783	$1,679	$1,556
Food and beverage	691	644	607
Other	214	190	170

Total revenues	2,688	2,513	2,333

Operating expenses
Rooms	456	457	422
Food and beverage	487	454	437
Other departmental and support	650	592	556
Other property-level	180	178	178
Management fees	89	77	61
Depreciation and amortization	287	248	246
Corporate and other	96	67	103

Total expenses	2,245	2,073	2,003

Gain on sale of assets, net	143	—	—

Operating income	586	440	330

Interest income	1	1	2
Interest expense	(186)	(186)	(162)
Equity in earnings from investments in affiliates	22	16	13
Gain on foreign currency transactions	—	2	—
Gain on extinguishment of debt	—	—	68
Other gain (loss), net	(6)	25	—

Income before income taxes	417	298	251

Income tax expense	(118)	(117)	(104)

Net income	299	181	147
Net income attributable to noncontrolling interests	(7)	(5)	(3)

Net income attributable to Parent	$292	$176	$144

Other comprehensive loss, net of tax benefit:
Currency translation adjustment, net of tax of $13, $7 and $4	(12)	(22)	(10)

Total other comprehensive loss	(12)	(22)	(10)

Comprehensive income	$287	$159	$137
Comprehensive income attributable to noncontrolling interests	(7)	(5)	(3)

Comprehensive income attributable to Parent	$280	$154	$134

See notes to combined consolidated financial statements.

PARK HOTELS & RESORTS INC.

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended December 31,
	2015	2014	2013
Operating Activities:
Net income	$299	$181	$147
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	287	248	246
Gain on sale of assets, net	(143)	—	—
Equity in earnings from investments in affiliates	(22)	(16)	(13)
Gain on foreign currency transactions	—	(2)	—
Gain on debt extinguishment	—	—	(68)
Other loss (gain), net	6	(25)	—
Amortization of deferred financing costs	11	13	(3)
Distributions from unconsolidated affiliates	27	20	24
Deferred income taxes	(7)	85	14
Changes in operating assets and liabilities:
Accounts receivable, net	(25)	(9)	5
Prepaid expenses	(13)	(27)	(8)
Other assets	44	(8)	3
Accounts payable and accrued expenses	(16)	35	28
Due to hotel manager	15	5	1
Other liabilities	25	5	(7)
Other	31	11	71

Net cash provided by operating activities	519	516	440

Investing Activities:
Capital expenditures for property and equipment	(226)	(171)	(184)
Acquisitions, net of cash acquired	(1,410)	—	(30)
Investments in affiliates	(1)	(5)	(1)
Change in restricted cash	(14)	—	—
Distributions from unconsolidated affiliates	15	26	13
Payments received from notes receivable	—	15	2
Proceeds from asset dispositions	1,866	15	—

Net cash provided by (used in) investing activities	230	(120)	(200)

Financing Activities:
Borrowings	271	—	4,026
Repayment of debt	(883)	(14)	(1)
Repayment of allocated Parent debt	—	—	(4,550)
Debt issuance costs	—	(1)	(58)
Proceeds from sales-leaseback transaction	—	22	—
Change in restricted cash	(18)	10	(32)
Capital contribution from Hilton affiliate	—	22	—
Net transfers from (to) Parent	3	(84)	507
Cash dividends paid to Parent	(81)	(351)	(103)
Distributions to noncontrolling interests	(7)	(5)	(4)

Net cash used in financing activities	(715)	(401)	(215)

Effect of exchange rate changes on cash and cash equivalents	(4)	(1)	(4)
Net increase (decrease) in cash and cash equivalents	30	(6)	21
Cash and cash equivalents, beginning of period	42	48	27

Cash and cash equivalents, end of period	$72	$42	$48

For supplemental disclosures, see Note 17: “Supplemental Disclosures of Cash Flow Information.”

See notes to combined consolidated financial statements.

PARK HOTELS & RESORTS INC.

COMBINED CONSOLIDATED STATEMENTS OF EQUITY

(in millions)

	Net Parent Investment	Accumulated Other Comprehensive Loss	Non- controlling Interests	Total
Balance as of December 31, 2012	$2,373	$(19)	$(23)	$2,331
Net income	144	—	3	147
Other comprehensive loss	—	(10)	—	(10)
Net transfers from Parent	507	—	—	507
Cash dividends paid to Parent	(103)	—	—	(103)
Distributions to noncontrolling interests	—	—	(4)	(4)

Balance as of December 31, 2013	2,921	(29)	(24)	2,868
Net income	176	—	5	181
Other comprehensive loss	—	(22)	—	(22)
Net transfers to Parent	(84)	—	—	(84)
Capital contribution from Parent	14	—	—	14
Distribution to Parent	(30)	—	—	(30)
Cash dividends paid to Parent	(351)	—	—	(351)
Capital contribution from Hilton affiliate	22	—	—	22
Distributions to noncontrolling interests	—	—	(5)	(5)

Balance as of December 31, 2014	2,668	(51)	(24)	2,593
Net income	292	—	7	299
Other comprehensive loss	—	(12)	—	(12)
Net transfers from Parent	3	—	—	3
Capital contribution from Parent	2	—	—	2
Cash dividends paid to Parent	(81)	—	—	(81)
Distributions to noncontrolling interests	—	—	(7)	(7)

Balance as of December 31, 2015	$2,884	$(63)	$(24)	$2,797

See notes to combined consolidated financial statements.

PARK HOTELS & RESORTS INC.

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Organization

Our Business

Park Hotels & Resorts Inc. (“we,” “us,” “our” or the “Company”) will be a global lodging real estate company with a diverse portfolio of premium-branded hotels and resorts located in prime United States (“U.S.”) and international markets.

Our Spin-Off from Hilton Worldwide Holdings Inc.

On February 26, 2016, Hilton Worldwide Holdings Inc. (“Parent,” together with its consolidated subsidiaries, “Hilton”) announced a plan to spin-off a substantial portion of Hilton’s ownership business to stockholders as a separate, publicly traded company, Park Hotels & Resorts Inc. The spin-off transaction, which is expected to be tax-free to Hilton stockholders, will be effected through a pro rata distribution of our stock to existing Hilton stockholders. Immediately following completion of the spin-off, Hilton stockholders will own 100 percent of the outstanding shares of our common stock. After the spin-off, we will operate as an independent, publicly traded company.

The spin-off is conditioned on, among other things, final approval of the transaction by Hilton’s board of directors; execution of the Distribution Agreement and each ancillary agreement contemplated by the Distribution Agreement; the ruling received by Hilton from the Internal Revenue Service regarding certain U.S. federal income tax aspects of the spin-off remaining in effect as of the distribution date, and the receipt of an opinion of our tax advisors confirming that the spin-off should qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended; completion of the internal reorganization; Park Hotels & Resorts Inc.’s registration statement on Form 10 being declared effective by the Securities and Exchange Commission (“SEC”); and acceptance of our common stock for listing on a national securities exchange.

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

Principles of Combination and Consolidation

The accompanying combined consolidated financial statements represent the financial position and results of operations of entities to be held by the Company after the spin-off that have historically been under common control of the Parent. The combined consolidated financial statements were prepared on a carve-out basis and reflect significant assumptions and allocations. The combined consolidated financial statements reflect our historical financial position, results of operations and cash flows, in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). All significant intercompany transactions and balances within these combined consolidated financial statements have been eliminated.

On October 24, 2007, a predecessor to our Parent became a wholly owned subsidiary of an affiliate of The Blackstone Group L.P. (“Blackstone”) following the completion of a merger (the “Merger”). Our combined consolidated financial statements reflect adjustments made as a result of applying push down accounting at the time of the Merger. The Company’s combined consolidated financial statements include certain assets and liabilities that have historically been held by Hilton but are specifically identifiable or otherwise attributable to the Company, including goodwill and intangibles.

Allocations

The combined consolidated statements of comprehensive income include allocations of corporate general and administrative expenses from Hilton on the basis of financial and operating metrics that Hilton has historically used to allocate resources and evaluate performance against its strategic objectives. Both we and Hilton consider the basis on which expenses have been allocated to be a reasonable reflection of the utilization of services provided to or the benefit received by us during the periods presented. However, the allocations may not include all of the actual expenses that would have been incurred by the Company and may not reflect its combined consolidated results of operations, financial position and cash flows had it been a stand-alone company during the periods presented. Actual costs that might have been incurred had we been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions we might have performed ourselves or outsourced and strategic decisions we might have made in areas such as information technology and infrastructure. Following the spin-off, we will perform these functions using our own resources or purchase services from either Hilton or third parties. For an interim period some of these functions will continue to be provided by Hilton under one or more transition services agreements (“TSA”).

The combined consolidated financial statements include an allocation of Hilton’s debt that was outstanding prior to a debt refinancing in October 2013, based on proceeds from the borrowings we received in the refinancing relative to Hilton’s total debt refinanced. No amounts were allocated to us subsequent to the refinancing, as a significant portion of our assets were restricted by the terms of our debt from securing or guaranteeing Hilton’s debt. As a result of this allocation, our combined consolidated statement of comprehensive income for the year ended December 31, 2013 includes amortization of deferred loan costs, interest expense and a gain on debt extinguishment.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Summary of Significant Accounting Policies

Property and Equipment

Property and equipment are recorded at cost, and interest applicable to major construction or development projects is capitalized. Costs of improvements that extend the economic life or improve service potential are also capitalized. Capitalized costs are depreciated over their estimated useful lives. Costs for normal repairs and maintenance are expensed as incurred.

Depreciation is recorded using the straight-line method over the assets’ estimated useful lives, which are generally as follows: buildings and improvements (8 to 40 years); furniture and equipment (3 to 8 years); and computer equipment and acquired software (3 years). Leasehold improvements are depreciated over the shorter of the estimated useful life, based on the estimates above, or the lease term.

We evaluate the carrying value of our property and equipment if there are indicators of potential impairment. We perform an analysis to determine the recoverability of the asset’s carrying value by comparing the expected undiscounted future cash flows to the net book value of the asset. If it is determined that the expected undiscounted future cash flows are less than the net book value of the asset, the excess of the net book value over the estimated fair value is recorded in our combined consolidated statements of comprehensive income within impairment losses. Fair value is generally estimated using valuation techniques that consider the discounted cash flows of the asset using discount and capitalization rates deemed reasonable for the type of asset, as well as prevailing market conditions, appraisals, recent similar transactions in the market and, if appropriate and available, current estimated net sales proceeds from pending offers.

If sufficient information exists to reasonably estimate the fair value of a conditional asset retirement obligation, including environmental remediation liabilities, we recognize the fair value of the obligation when the obligation is incurred, which is generally upon acquisition, construction or development and/or through the normal operation of the asset.

Assets Held for Sale

We classify a property as held for sale when we commit to a plan to sell the asset, the sale of the asset is probable within one year, and it is unlikely that action to complete the sale will change or that the sale will be withdrawn. When we determine that classification of an asset as held for sale is appropriate, we cease recording depreciation for the asset. Further, the related assets and liabilities of the held for sale property will be classified as assets held for sale in our combined consolidated balance sheets. Any gains on sales of properties are recognized at the time of sale or deferred and recognized in net income (loss) in subsequent periods as any relevant conditions requiring deferral are satisfied.

Investments in Affiliates

The combined consolidated financial statements include entities in which we have a controlling financial interest, including variable interest entities (“VIE”) where we are the primary beneficiary. The determination of a controlling financial interest is based upon the terms of the governing agreements of the respective entities, including the evaluation of rights held by other interests. If the entity is considered to be a VIE, we determine whether we are the primary beneficiary, and then consolidate those VIEs for which we have determined we are the primary beneficiary. If the entity in which we hold an interest does not meet the definition of a VIE, we evaluate whether we have a controlling financial interest through our voting interests in the entity. We consolidate entities when we own more than 50 percent of the voting shares of a company or otherwise have a controlling financial interest. References in these financial statements to net income (loss) attributable to Parent do not include noncontrolling interests, which represent the outside ownership interests of our consolidated, non-wholly owned entities and are reported separately.

We hold investments in affiliates that primarily own or lease hotels. Investments in affiliates over which we exercise significant influence, but lack a controlling financial interest, are accounted for using the equity method. We account for investments using the equity method when we have the ability to exercise significant influence over the entity, typically through a more than minimal investment.

Our proportionate share of earnings (losses) from our equity method investments is presented as equity in earnings (losses) from investments in affiliates in our combined consolidated statements of comprehensive income. Distributions from investments in affiliates are presented as an operating activity in our combined consolidated statements of cash flows when such distributions are a return on investment. Distributions from investments in affiliates are recorded as an investing activity in our combined consolidated statements of cash flows when such distributions are a return of investment.

We assess the recoverability of our equity method investments if there are indicators of potential impairment. If an identified event or change in circumstances requires an evaluation to determine if an investment may have an other-than-temporary impairment, we assess the fair value of the investment based on accepted valuation methodologies, which include discounted cash flows, estimates of sales proceeds and external appraisals. If an investment’s fair value is below its carrying value and the decline is considered to be other-than-temporary, we will recognize an impairment loss in equity in earnings (losses) from investments in affiliates in our combined consolidated statements of comprehensive income.

Noncontrolling Interests

We present the portion of any equity that we do not own in entities that we have a controlling financial interest (and thus consolidate) as noncontrolling interests and classify those interests as a component of total equity, separate from total Parent equity, on our combined consolidated balance sheets. For consolidated joint ventures with pro rata distribution allocations, net income or loss is allocated between the joint venture partners based on their respective stated ownership percentages. In addition, we include net income (loss) attributable to the noncontrolling interest in net income (loss) in our combined consolidated statements of comprehensive income.

Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. We do not amortize goodwill, but rather evaluate goodwill for potential impairment on an annual basis or at other times during the year if events or circumstances indicate that the carrying amount may not be recoverable.

We have a single reporting unit, ownership, to which goodwill has been allocated. Certain of the entities that are included in our combined consolidated financial statements were consolidated subsidiaries of our Parent at the time of the Merger. Our Parent allocated goodwill to us based on the relative fair value of our properties compared to that of Parent’s ownership segment as of the date of the Merger. We review the carrying value of goodwill by comparing the carrying value of our reporting unit to its fair value. In any year we may elect to perform a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is in excess of its carrying value. If we cannot determine qualitatively that the fair value is in excess of the carrying value, or we decide to bypass the qualitative assessment, we proceed to the two-step quantitative process. In the first step, we determine the fair value of the reporting unit. The valuation is based on internal projections of expected future cash flows and operating plans, as well as market conditions relative to the operations of our reporting unit. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and the second step of the impairment test is not necessary. However, if the carrying amount of the reporting unit exceeds its estimated fair value, then the second step must be performed. In the second step, we estimate the implied fair value of goodwill, which is determined by taking the fair value of the reporting unit and allocating it to all of its assets and liabilities (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, the excess is recognized within impairment losses in our combined consolidated statements of comprehensive income.

Intangible Assets

Intangible assets with finite useful lives primarily include ground and hotel operating lease contracts recorded by our Parent at the time of the Merger and allocated to us based on either specific identification or the relative fair values as of the date of the Merger. These contract values are based on the present value of the difference between contractual amounts to be paid pursuant to the contracts acquired and the estimate of the fair value of rates for corresponding contracts measured over the period equal to the remaining non-cancelable term of the contract. Intangible assets are amortized using the straight-line method over the remaining non-cancelable term of the contract.

We review all finite lived intangible assets for impairment when circumstances indicate that their carrying amounts may not be recoverable. If the carrying value of an asset group is not recoverable, we recognize an impairment loss for the excess of the carrying value over the fair value in our combined consolidated statements of comprehensive income.

Business Combinations

We consider a business combination to occur when the Company takes control of a business by acquiring its net assets or equity interests. We record the assets acquired, liabilities assumed and noncontrolling interests at fair value as of the acquisition date, including any contingent consideration. We evaluate factors, including market data for similar assets, expected future cash flows discounted at risk-adjusted rates and replacement cost for the assets to determine an appropriate fair value of the assets. Acquisition-related costs, such as due diligence, legal and accounting fees, are expensed in the period incurred and are not capitalized or applied in determining the fair value of the acquired assets.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with original maturities, when purchased, of three months or less.

Restricted Cash

Restricted cash includes cash balances established as lender reserves required by our debt agreements. For purposes of our combined consolidated statement of cash flows, changes in restricted cash caused by changes in lender reserves due to restrictions under our loan agreements are shown as financing activities and changes in deposits for assets we plan to acquire are shown as investing activities.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is provided on accounts receivable when losses are probable based on historical collection activity and current business conditions.

Fair Value Measurements—Valuation Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (an exit price). We use the three-level valuation hierarchy for classification of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-level hierarchy of inputs is summarized below:

•	Level 1—Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2—Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•	Level 3—Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety at the end of each reporting period.

Derivative Instruments

We use derivative instruments as part of our overall strategy to manage our exposure to market risks associated with fluctuations in interest rates. We regularly monitor the financial stability and credit standing of the counterparties to our derivative instruments. Under the terms of certain loan agreements, we are required to maintain derivative financial instruments to manage interest rates. We do not enter into derivative financial instruments for trading or speculative purposes.

We record all derivatives at fair value. On the date the derivative contract is entered, we designate the derivative as one of the following: a hedge of a forecasted transaction or the variability of cash flows to be paid (“cash flow hedge”); a hedge of the fair value of a recognized asset or liability (“fair value hedge”); or an undesignated hedge instrument. Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge or net investment hedge are recorded in other comprehensive income (loss) in the combined consolidated statements of comprehensive income until they are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Changes in the fair value of a derivative that is qualified, designated and highly effective as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current period earnings. Cash flows from designated derivative financial instruments are classified within the same category as the item being hedged in the combined consolidated statements of cash flows. Cash flows from undesignated derivative financial instruments are included as an investing activity in our combined consolidated statements of cash flows.

If we determine that we qualify for and will designate a derivative as a hedging instrument, at the designation date we formally document all relationships between hedging activities, including the risk management objective and strategy for undertaking various hedge transactions. This process includes matching all derivatives that are designated as cash flow hedges to specific forecasted transactions and linking all derivatives designated as fair value hedges to specific assets and liabilities in our combined consolidated balance sheets.

To the extent we have designated a derivative as a hedging instrument, each reporting period we assess the effectiveness of our designated hedges in offsetting the variability in the cash flows or fair values of the hedged assets or obligations using the Hypothetical Derivative Method. This method compares the cumulative change in fair value of each hedging instrument to the cumulative change in fair value of a hypothetical hedging instrument, which has terms that identically match the critical terms of the respective hedged transactions. Thus, the hypothetical hedging instrument is presumed to perfectly offset the hedged cash flows. Ineffectiveness results when the cumulative change in the fair value of the hedging instrument exceeds the cumulative change in the fair value of the hypothetical hedging instrument. We discontinue hedge accounting prospectively, when the derivative is not highly effective as a hedge, the underlying hedged transaction is no longer probable, or the hedging instrument expires, is sold, terminated or exercised.

Revenue Recognition

Our results of operations primarily consist of room rentals, food and beverage sales and other ancillary goods and services from hotel properties. Revenues are recorded when rooms are occupied or goods and services have been delivered or rendered. Additionally, we collect sales, use, occupancy and similar taxes at our hotels, which we present on a net basis (excluded from revenues) in our combined consolidated statements of comprehensive income.

Currency Translation

The United States dollar (“USD”) is our reporting currency and is the functional currency of our consolidated and unconsolidated entities operating in the U.S. The functional currency for our consolidated and unconsolidated entities operating outside of the U.S. is the currency of the primary economic environment in which the respective entity operates. Assets and liabilities measured in foreign currencies are translated into USD at the prevailing exchange rates in effect as of the financial statement date and the related gains and losses, net of applicable deferred income taxes, are reflected in accumulated other comprehensive income (loss) in our combined consolidated balance sheets. Income and expense accounts are translated at the average exchange rate for the period. Gains and losses from foreign exchange rate changes related to transactions denominated in a currency other than an entity’s function currency are recognized as gain (loss) on foreign currency transactions in our combined consolidated statements of comprehensive income.

Income Taxes

Historically, we have been included in the consolidated federal income tax return of Hilton, as well as certain state tax returns where Hilton files on a combined basis. For purposes of our combined consolidated balance sheets, we have recorded deferred tax balances as if we filed tax returns on a stand-alone basis separate from Hilton. The separate return method applies the accounting guidance for income taxes to the stand-alone financial statements as if we were a separate taxpayer and a standalone enterprise for the periods presented. The calculation of our income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. We believe that the assumptions and estimates used to determine these tax amounts are reasonable. However, our combined consolidated balance sheets may not necessarily reflect what our tax amounts would have been if we had been a stand-alone enterprise during the periods presented.

We account for income taxes using the asset and liability method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year, to recognize the deferred tax assets and liabilities that relate to tax consequences in future years, which result from differences between the respective tax basis of assets and liabilities and their financial reporting amounts, and tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the respective temporary differences or operating loss or tax credit carry forwards are expected to be recovered or settled. The realization of deferred tax assets and tax loss and tax credit carry forwards is contingent upon the generation of future taxable income and other restrictions that may exist under the tax laws of the jurisdiction in which a deferred tax asset exists. Valuation allowances are provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

We use a prescribed recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. For all income tax positions, we first determine whether it is “more-likely-than-not” that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If it is determined that a position meets the more-likely-than-not recognition threshold, the benefit recognized in the financial statements is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

Recently Issued Accounting Pronouncements

Adopted Accounting Standards

In April 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-03 (“ASU 2015-03”), Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This ASU requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset, which is consistent with the presentation of debt discounts and premiums. In August 2015, the FASB issued ASU No. 2015-15 (“ASU 2015-15”), Interest - Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements, which clarifies that absent authoritative guidance in ASU 2015-03 for debt issuance costs related to line-of-credit arrangements, the staff of the SEC would not object to an entity deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. We adopted ASU 2015-03 and ASU 2015-15 retrospectively as of January 1, 2016 and applied to all periods presented herein.

Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842), which supersedes existing guidance on accounting for leases in Leases (Topic 840) and generally requires all leases to be recognized in the statement of financial position. The provisions of ASU 2016-02 are effective for reporting periods beginning after December 15, 2018; early adoption is permitted. The provisions of this ASU are to be applied using a modified retrospective approach. We are currently evaluating the effect that this ASU will have on our combined consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09 (“ASU 2014-09”), Revenue from Contracts with Customers (Topic 606). This ASU supersedes the revenue recognition requirements in Revenue Recognition (Topic 605), and requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Subsequent to ASU 2014-09, the FASB has issued several related ASUs:

•	In May 2016, the FASB issued ASU No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. This ASU provides clarification on assessing collectability, presentation of sales taxes, measurement date for non-cash consideration, completed contracts at transition and provides a practical expedient for contract modifications.

•	In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. This ASU provides implementation guidance related to identifying performance obligations and licensing.

•	In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). This ASU provides implementation guidance for principal versus agent considerations set forth in ASU 2014-09.

•	In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606) - Deferral of the Effective Date, which deferred the effective date of ASU 2014-09 for reporting periods beginning after December 15, 2016 to reporting periods beginning after December 15, 2017.

The provisions of ASU 2014-09 and the related ASUs are to be applied retrospectively or using a modified retrospective approach; early adoption is permitted for reporting periods beginning after December 15, 2016. We are currently evaluating the effect that this ASU will have on our combined consolidated financial statements and our method of adoption.

Note 3: Acquisitions

Tax Deferred Exchange

During the year ended December 31, 2015, we used proceeds from the sale of the Waldorf Astoria New York (see Note 4: “Disposals”) to acquire, as part of a tax deferred exchange of real property, the following properties from sellers affiliated with Blackstone and an unrelated third party for a total purchase price of $1.87 billion:

•	the resort complex consisting of the Waldorf Astoria Orlando and the Hilton Orlando Bonnet Creek in Orlando, Florida (the “Bonnet Creek Resort”);

•	the Casa Marina Resort in Key West, Florida;

•	the Reach Resort in Key West, Florida;

•	the Parc 55 in San Francisco, California; and

•	the Juniper Hotel Cupertino in Cupertino, California.

We incurred transaction costs of $26 million, which are included in corporate and other expense in our combined consolidated statement of comprehensive income, for the year ended December 31, 2015.

As of the acquisition dates, the fair values of the assets acquired and liabilities assumed were:

(in millions)
Property and equipment	$1,868
Intangibles	4
Cash and cash equivalents	16
Restricted cash	8
Prepaid expenses	3
Other assets	2
Accounts payable and accrued expenses	(25)
Debt	(450)

Net assets acquired	$1,426

These fair values are subject to adjustments as additional information relative to the fair values at the acquisition date becomes available through the measurement period, which can extend for up to one year after the acquisition date. See Note 10: “Fair Value Measurements” for additional information on the fair value techniques and inputs used for the measurement of the assets and liabilities.

The results of operations from these properties included in the combined consolidated statement of comprehensive income for the year ended December 31, 2015 were:

(in millions)
Total revenues	$316
Income before income taxes	58

Equity Investments Exchange

During the year ended December 31, 2014, we entered into an agreement to exchange our ownership interest in six hotels for the remaining interest in five other hotels that were part of an equity investment portfolio we owned with one other partner. As a result of this exchange, we have a 100 percent ownership interest in five hotels and no longer have any ownership interest in the remaining six hotels. This transaction was accounted for as a business combination achieved in stages, resulting in a remeasurement gain based upon the fair values of the equity investments. The carrying values of these equity investments immediately before the exchange totaled $59 million and the fair values of these equity investments immediately before the exchange totaled $83 million, resulting in a pre-tax gain of $24 million recognized in other gain, net in our combined consolidated statement of comprehensive income for the year ended December 31, 2014.

Acquisition of Other Property and Equipment

During the year ended December 31, 2013, we acquired a parcel of land for $28 million, which we previously leased under a long-term ground lease.

Note 4: Disposals

Waldorf Astoria New York

During the year ended December 31, 2015, we completed the sale of the Waldorf Astoria New York for a purchase price of $1.95 billion and we repaid in full the existing mortgage loan secured by our Waldorf Astoria

New York property (the “Waldorf Astoria Loan”) of approximately $525 million. As a result of the sale, we recognized a gain of $143 million included in gain on sale of assets, net in our combined consolidated statement of comprehensive income for the year ended December 31, 2015. The gain was net of transaction costs and a goodwill reduction of $185 million. The Waldorf Astoria New York was considered a business within our hotel ownership segment; therefore, we reduced the carrying amount of our goodwill by the amount representing the fair value of the business disposed relative to the fair value of the portion of our reporting unit goodwill that was retained. Additionally, we recognized a loss of $6 million in other gain (loss), net in our combined consolidated statement of comprehensive income for the year ended December 31, 2015 related to the reduction of the Waldorf Astoria Loan’s remaining carrying amount of debt issuance costs. As of December 31, 2014, we had assets held for sale related to the Waldorf Astoria New York, including $1,543 million of property and equipment, net and other assets of $42 million and liabilities held for sale of $36 million, included in accounts payable and accrued expenses.

Sale of Other Property and Equipment

During the year ended December 31, 2014, we completed the sale of certain land and easement rights at the Hilton Hawaiian Village to an affiliate of Blackstone in connection with a development project. As a result, the affiliate of Blackstone acquired the rights to the name, plans, designs, contracts and other documents related to the development project. The total consideration received for this transaction was approximately $37 million. We recognized $22 million as a capital contribution from a Hilton affiliate, representing the excess of the fair value of the consideration received over the carrying value of the assets sold.

Note 5: Property and Equipment

Property and equipment, excluding assets held for sale, were:

	December 31,
	2015	2014
	(in millions)
Land	$3,419	$2,939
Buildings and leasehold improvements	6,000	4,632
Furniture and equipment	876	705
Construction-in-progress	58	42

	10,353	8,318
Accumulated depreciation and amortization	(1,677)	(1,407)

	$8,676	$6,911

Depreciation and amortization expense on property and equipment, including amortization of assets recorded under capital leases, was $283 million, $245 million and $241 million during the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015 and 2014, property and equipment included approximately $24 million and $26 million, respectively, of capital lease assets primarily consisting of buildings and leasehold improvements, net of $8 million of accumulated depreciation and amortization.

Note 6: Consolidated Variable Interest Entities and Investments in Affiliates

Consolidated VIEs

As of December 31, 2015 and 2014, we consolidated one VIE that owns a hotel in the U.S. We are the primary beneficiary of this VIE as we have the power to direct the activities that most significantly affect economic performance in our capacity as both an equity holder and non-equity holding manager of the entity.

Additionally, we have the obligation to absorb the losses and the right to receive benefits that could be significant to the entity. The assets of the VIE, primarily property and equipment, are only available to settle the obligations, primarily a mortgage loan, of that entity.

During the years ended December 31, 2015, 2014 and 2013, we did not provide any financial or other support to this VIE that we were not previously contractually required to provide, nor do we intend to provide any such support in the future.

Unconsolidated Entities

Investments in affiliates were:

	December 31,
	Ownership %	2015	2014

		(in millions)
Hilton Berlin	40%	$27	$36
Embassy Suites by Hilton Secaucus Meadowlands	50%	24	25
Hilton San Diego Bayfront	25%	20	22
All others (7 hotels)	20% - 50%	33	43

		$104	$126

The affiliates in which we own investments accounted for under the equity method had total debt of approximately $872 million and $867 million as of December 31, 2015 and 2014, respectively. Substantially all of the debt is secured solely by the affiliates’ assets or is guaranteed by other partners without recourse to us.

Note 7: Goodwill and Intangible Assets

Our Parent allocated $3.5 billion of goodwill to us as part of the Merger and during the year ended December 31, 2008, we recognized a $2.7 billion impairment loss. Our goodwill balance and related activity was:

(in millions)
Goodwill	$3,570
Accumulated impairment losses	(2,762)

Balance as of December 31, 2013	808

Foreign currency translation	(3)

Goodwill	3,567
Accumulated impairment losses	(2,762)

Balance as of December 31, 2014	805

Disposition of business(1)	(185)

Foreign currency translation	(3)

Goodwill	2,751
Accumulated impairment losses	(2,134)

Balance as of December 31, 2015	$617

(1)	In connection with the sale of the Waldorf Astoria New York, goodwill was reduced by $813 million and accumulated impairment losses was reduced by $628 million. See Note 4: “Disposals” for additional information.

Intangible assets were:

	December 31,
	2015	2014
	(in millions)
Acquired below market leases	$60	$59
Acquired below market ground leases	18	18
Other	4	—
Accumulated amortization	(30)	(25)

	$52	$52

We recorded amortization expense of $4 million, $3 million and $5 million for the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015, we estimated our future amortization expense for our intangible assets to be:

Year	(in millions)
2016	$4
2017	4
2018	4
2019	4
2020	4
Thereafter	32

$52

Note 8: Debt

Debt balances, including obligations for capital leases, and associated interest rates as of December 31, 2015, were:

	December 31,
	2015	2014
	(in millions)
Commercial mortgage-backed securities loan with an average rate of 4.11%, due 2018(1)	$3,418	$3,487
Mortgage loans with an average rate of 4.12%, due 2016 to 2022(1)	597	733
Unsecured notes with a rate of 7.50%, due 2017	54	54
Capital lease obligations with an average rate of 7.00%, due 2019 to 2097	17	18

	4,086	4,292
Less: unamortized deferred financing costs	(29)	(46)

	$4,057	$4,246

(1)	Assumes the exercise of all extensions that are exercisable solely at our option.

CMBS Loan

In October 2013, we entered into a $3.5 billion commercial mortgage-backed securities loan secured by 23 U.S. owned real estate assets (the “CMBS Loan”). The proceeds of this borrowing were used to repay a portion of Hilton’s corporate debt that was allocated to us. The CMBS loan has a fixed-rate component in the amount of

$2.625 billion bearing interest at 4.47 percent with a term of five years and an initial $875 million variable-rate component based on one-month LIBOR plus 265 basis points that has an initial term of two years with three one-year extensions exercisable solely at our option, for which the rate would increase by 25 basis points during the final extension period. We exercised our first one-year extension on November 1, 2015. Interest for both components is payable monthly. We are required to deposit with the lender certain cash reserves for restricted uses. As of December 31, 2015 and 2014, our combined consolidated balance sheets included $24 million and $31 million, respectively, of restricted cash related to the CMBS Loan.

During the years ended December 31, 2015 and 2014, we made contractually required prepayments of $69 million and $13 million, respectively, on the variable-rate component of the CMBS Loan in exchange for the release of certain collateral.

Mortgage Loans

In February 2015, we assumed a $450 million mortgage loan secured by the Bonnet Creek Resort (the “Bonnet Creek Loan”) as a result of an acquisition. See Note 3: “Acquisitions” for additional information on the transaction. Principal payments, commencing in April 2016, are payable monthly over a 25-year amortization period with the unamortized portion due in full upon maturity. The Bonnet Creek Loan, maturing on April 29, 2018, with an option to extend for one year, bears interest at a variable rate based on one-month LIBOR plus 350 basis points, which is payable monthly. We are required to deposit with the lenders certain cash reserves for restricted uses. As of December 31, 2015, our combined consolidated balance sheet included $25 million of restricted cash related to the Bonnet Creek Loan.

In October 2013, we entered into the Waldorf Astoria Loan, the proceeds of which were used to repay a portion of Hilton’s corporate debt that was allocated to us. This loan had a maturity date of October 25, 2018 and a variable-rate interest based on one-month LIBOR plus 215 basis points that was payable monthly. The Waldorf Astoria Loan was paid in full concurrent with the sale of the Waldorf Astoria New York. See Note 4: “Disposals” for additional information on the transaction.

As of December 31, 2015 and 2014, we held other mortgage loans of $146 million and $208 million secured by three and eight of our properties, respectively. In December 2015, we paid in full the $64 million mortgage loan assumed as part of an equity investments exchange in 2014, using available cash and proceeds from a $45 million short-term borrowing with Parent. See Note 14: “Related Parties” for additional information on the short-term borrowing.

Debt Maturities

The contractual maturities of our debt as of December 31, 2015 were:

Year	(in millions)
2016	$109
2017	62
2018(1)	3,427
2019(1)	429
2020(1)	12
Thereafter	47

$4,086

(1)	Assumes the exercise of all extensions that are exercisable solely at our option.

Note 9 : Derivative Instruments

During the years ended December 31, 2015, 2014 and 2013, derivatives were used to hedge the interest rate risk associated with variable-rate debt as required by certain loan agreements.

As of December 31, 2015, we held one interest rate cap in the notional amount of $862 million, for the variable-rate component of the CMBS Loan, that expires in November 2016 and caps one-month LIBOR at 6.9 percent, and one interest rate cap in the notional amount of $338 million that expires in May 2016 and caps one-month LIBOR at 3.0 percent on the Bonnet Creek Loan. We did not elect to designate any of these interest rate caps as hedging instruments. The fair values of our interest rate caps were less than $1 million as of December 31, 2015 and 2014.

Note 10: Fair Value Measurements

We did not elect the fair value measurement option for any of our financial assets or liabilities. The fair values of our unsecured notes were based on prices in active debt markets. The fair values of the CMBS Loan and mortgage loans are determined based on the expected future payments discounted at risk-adjusted rates. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts. The fair value of certain financial instruments and the hierarchy level we used to estimate fair values are shown below:

		December 31, 2015		December 31, 2014
	Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value

		(in millions)
Liabilities:
CMBS Loan	3	$3,418	$3,456	$3,487	$3,540
Mortgage loans	3	597	600	733	734
Unsecured notes	1	54	59	54	59

As a result of our acquisition of certain properties, we measured financial and nonfinancial assets and liabilities at fair value on a nonrecurring basis (see Note 3: “Acquisitions” for additional information):

	2015	2014
	(in millions)
Property and equipment	$1,868	$144
Debt	450	64

We estimated the fair values of these financial and nonfinancial assets and liabilities using discounted cash flow analyses with the following significant unobservable inputs (Level 3):

	2015	2014
Property and equipment:
Estimated stabilized growth rate	3 - 4 percent	2 - 3 percent
Term	10 - 11 years	11 - 13 years
Terminal capitalization rate(1)	7 - 8 percent	10 - 11 percent
Discount rate(1)	9 - 10 percent	9 - 11 percent

Debt:
Risk adjusted rate	One-month LIBOR plus 275 basis points	N/A(2)

(1)	Reflects the risk profile of the individual markets where the assets are located and are not necessarily indicative of our hotel portfolio as a whole.
(2)	The fair value of the debt approximated the carrying value as the interest rate under the loan agreement approximated current market rates.

Note 11: Leases

We lease hotel properties, land and equipment under operating and capital leases. As of December 31, 2015 and 2014, we had operating leases for five hotels and a capital lease for one hotel. We also lease land for 14 hotels and certain facilities for seven hotels. Our leases expire at various dates from 2018 through 2196, with varying renewal options, and the majority expire before 2031.

Our operating leases may require minimum rent payments, contingent rent payments based on a percentage of revenue or income or rent payments equal to the greater of a minimum rent or contingent rent. In addition, we may be required to pay some, or all, of the capital costs for property and equipment in the hotel during the term of the lease.

Amortization of assets recorded under capital leases is recorded in depreciation and amortization in our combined consolidated statements of comprehensive income and is recognized over the lease term.

The future minimum rent payments under non-cancelable leases, due in each of the next five years and thereafter as of December 31, 2015, were:

	Operating Leases	Capital Leases
Year	(in millions)
2016	$26	$1
2017	26	1
2018	26	1
2019	23	1
2020	23	1
Thereafter	287	88

Total minimum rent payments	$411	93

Less: amount representing interest		(76)

Present value of net minimum rent payments		$17

Rent expense for all operating leases, included in other property-level expenses, was:

	Year Ended December 31,
	2015	2014	2013
	(in millions)
Minimum rentals	$26	$25	$24
Contingent rentals	22	19	18

	$48	$44	$42

Note 12: Income Taxes

Our tax provision includes federal, state and foreign income taxes payable. The domestic and foreign components of income before income taxes were:

	Year Ended December 31,
	2015	2014	2013
	(in millions)
U.S. income before tax	$379	$249	$203
Foreign income before tax	38	49	48

Income before income taxes	$417	$298	$251

The components of our provision (benefit) for income taxes were:

	Year Ended December 31,
	2015	2014	2013
	(in millions)
Current:
Federal	$102	$20	$70
State	15	3	11
Foreign	8	9	9

Total current	125	32	90

Deferred:
Federal	69	71	8
State	(74)	12	2
Foreign	(2)	2	4

Total deferred	(7)	85	14

Total provision for income taxes	$118	$117	$104

Reconciliations of our tax provision at the U.S. statutory rate to the provision (benefit) for income taxes were:

	Year Ended December 31,
	2015	2014	2013
	(in millions)
Statutory U.S. federal income tax provision	$146	$104	$88
State income taxes, net of U.S. federal tax benefit	26	15	13
Foreign income tax expense	9	9	9
U.S. benefit of foreign taxes	(6)	(11)	(13)
Nontaxable liquidation of subsidiaries	(34)	—	—
Change in deferred tax asset valuation allowance	(3)	2	4
Change in basis difference in foreign subsidiaries	(2)	(1)	4
Tax rate change	(81)	—	—
Non-deductible goodwill	65	—	—
Other, net	(2)	(1)	(1)

Provision for income taxes	$118	$117	$104

During the year ended December 31, 2015, certain of our controlled foreign corporation subsidiaries elected to be disregarded for U.S. federal income tax purposes. These transactions were treated as tax-free liquidations for federal tax purposes. As a result of these liquidation transactions, we recognized $34 million of previously unrecognized deferred tax assets associated with assets and liabilities distributed from the liquidated controlled foreign corporations. These previously unrecognized deferred tax assets were a component of our investment in foreign subsidiaries deferred tax balances that were connected to the liquidated controlled foreign corporations. Prior to these liquidations, we did not believe that the benefit of these deferred tax assets would be realized within the foreseeable future; therefore, we did not recognize these deferred tax assets.

As a result of the sale of the Waldorf Astoria New York, we have reduced our U.S. deferred tax liabilities and provision for income taxes by $81 million due to a decrease in the state effective tax rate being applied to our gross temporary differences.

We are part of a consolidated U.S. federal income tax return, state tax returns, and foreign tax returns with Hilton and other subsidiaries that are not included in our combined consolidated financial statements. Income taxes as presented in our combined consolidated financial statements present current and deferred income taxes of the consolidated federal tax filing attributed to us using the separate return method. The separate return method applies the accounting guidance for income taxes to the financial statements as if we were a separate taxpayer. During the years ended December 31, 2015, 2014 and 2013, Parent paid $119 million, $25 million and $83 million, respectively of income tax liabilities related to us.

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities plus carryforward items. The composition of net deferred tax balances were as follows:

	December 31,
	2015	2014
	(in millions)
Deferred income tax assets(1)	$5	$1
Deferred income tax liabilities	(2,502)	(2,517)

Net deferred taxes	$(2,497)	$(2,516)

(1)	Included within other assets in our combined consolidated balance sheets.

The tax effects of the temporary differences and carryforwards that give rise to our net deferred tax asset (liability) were:

	December 31,
	2015	2014
	(in millions)
Deferred tax assets:
Net operating loss carryforwards	$6	$11
Unrealized foreign currency losses	4	—
Other reserves	3	4
Capital lease obligations	10	3
Deferred income	9	9
Other	6	1

Total gross deferred tax assets	38	28
Less: valuation allowance	(2)	(5)

Deferred tax assets	$36	$23

Deferred tax liabilities:
Property and equipment	$(2,435)	$(2,425)
Investments	(87)	(91)
Amortizable intangible assets	(11)	(6)
Investment in foreign subsidiaries	—	(9)
Other	—	(8)

Deferred tax liabilities	(2,533)	(2,539)

Net deferred taxes	$(2,497)	$(2,516)

As of December 31, 2015, we had foreign net operating loss carryforwards of $37 million which resulted in deferred tax assets of $6 million for foreign jurisdictions, resulting from net operating loss carryforwards that are not subject to expiration. We believe that it is more likely than not that the benefit from certain foreign net operating loss carryforwards will not be realized. In recognition of this assessment, we provided a valuation allowance of $2 million as of December 31, 2015 on the deferred tax assets relating to foreign net operating loss carryforwards. Our valuation allowance decreased $3 million during the year ended December 31, 2015.

We classify reserves for tax uncertainties within other liabilities in our combined consolidated balance sheets. Reconciliations of the beginning and ending amount of unrecognized tax benefits were:

	Year Ended December 31,
	2015	2014	2013
	(in millions)
Balance at beginning of year	$6	$5	$5
Additions for tax positions related to the current year	—	1	—

Balance at end of year	$6	$6	$5

We recognize interest and penalties accrued related to uncertain tax positions in income tax expense. As of December 31, 2015 and 2014, we had accrued $1 million for the payment of interest and penalties. Included in the balance of uncertain tax positions as of December 31, 2015 and 2014 was $2 million associated with positions that if favorably resolved would provide a benefit to our effective tax rate.

Hilton files income tax returns, including returns for us, with federal, state and foreign jurisdictions. Hilton is under regular and recurring audit by the Internal Revenue Service on open tax positions. The timing of the resolution of tax audits is highly uncertain, as are the amounts, if any, that may ultimately be paid upon such resolution. Changes may result from the conclusion of ongoing audits, appeals or litigation in state, local, federal and foreign tax jurisdictions or from the resolution of various proceedings between the U.S. and foreign tax authorities. Hilton is no longer subject to U.S. federal income tax examination for years through 2004. As of December 31, 2015, Hilton remains subject to federal examinations from 2005 through 2014, state examinations from 2005 through 2014 and foreign examinations of their income tax returns for the years 2005 through 2014.

Note 13: Hotel Management Operating and License Agreements

Management Fees

We have management agreements with Hilton, whereby we pay a base fee equal to a percentage of total revenues, as defined, as well as an incentive fee if specified financial performance targets are achieved. Hilton generally has sole responsibility for all activities necessary for the operation of the hotels, including establishing room rates, processing reservations and promoting and publicizing the hotels. Hilton also generally provides all employees for the hotels, prepares reports, budgets and projections, and provides other administrative and accounting support services to the hotels. We have consultative and limited approval rights with respect to certain actions of Hilton, including entering into long-term or high value contracts, engaging in certain actions relating to legal proceedings, approving the operating budget, making certain capital expenditures and the hiring of certain management personnel. Our management agreements expire at various dates from 2016 through 2045, with the majority expiring before 2043, and contain varying extension options.

Marketing Fees

Additionally, under the terms of the management agreements, we pay a marketing fee to Hilton generally equal to a percentage of rooms revenues. Total marketing fees were $56 million, $49 million and $43 million for the years ended December 31, 2015, 2014 and 2013 and were included in other departmental and support expense in our combined consolidated statements of comprehensive income.

Employee Cost Reimbursements

We are responsible for reimbursing Hilton for certain employee related costs outside of payroll. These costs include contributions to a defined contribution 401(k) Retirement Savings Plan administered by Hilton, union-sponsored pension plans and other post-retirement plans. All of these plans are the responsibility of Hilton and our obligation is only for the reimbursement of these costs for individuals who work at our hotel properties. Total employee cost reimbursements were $126 million, $134 million and $127 million for the years ended December 31, 2015, 2014 and 2013, respectively, and were included in the respective operating expenses line item in our combined consolidated statements of comprehensive income based upon the nature of services provided by such employees.

Note 14: Related Parties

Parent

Net Parent investment on the combined consolidated balance sheets and combined consolidated statements of equity represents Parent’s historical investment in the Company, the net effect of transactions with and allocations from Parent and the Company’s accumulated earnings. Net transfers from (to) Parent are included within Net Parent investment. The components of the Net transfers from (to) Parent on the combined consolidated statements of cash flows and combined consolidated statements of equity were:

	Year Ended December 31,
	2015	2014	2013
	(in millions)
Cash pooling and general financing activities	$(172)	$(161)	$227
Corporate allocations	56	52	197
Income taxes	119	25	83

Net transfers from (to) Parent	$3	$(84)	$507

Cash Management

Our Parent uses a centralized approach for cash management. Transfers of cash both to and from Parent are included within Net transfer from (to) Parent on the combined consolidated statements of cash flows and combined consolidated statements of equity. Historically, Parent has not charged us interest expense and we have not earned interest revenue on our net cash balance due to or from Parent, respectively. Cash at certain of our properties which secure the CMBS Loan, the Bonnet Creek Loan, a $64 million mortgage loan assumed as part of an equity investments exchange in 2014 and our non wholly owned entities and VIEs (the “Restricted Subsidiaries”) may only be transferred to the extent the Restricted Subsidiaries declare a dividend. During the years ended December 31, 2015, 2014 and 2013, the Restricted Subsidiaries paid cash dividends which is presented in the combined consolidated statements of cash flows and combined consolidated statements of equity as Cash dividends paid to Parent.

Corporate Allocations

Our combined consolidated statements of comprehensive income includes allocations of costs from certain corporate and shared functions provided to us by Parent and interest expense related to allocated Parent debt. See Note 2: “Basis of Presentation and Summary of Significant Accounting Policies” for additional information. During the years ended December 31, 2015, 2014 and 2013 we recognized $56 million, $52 million, and $79 million, respectively, of costs within Corporate and other expense in the combined consolidated statements of comprehensive income related to allocations of corporate general and administrative expenses from Hilton. Additionally, during the year ended December 31, 2013, we recognized $118 million within Interest expense in the combined consolidated statement of comprehensive income related to allocated debt of our Parent that was outstanding prior to a debt refinancing in October 2013.

Borrowings from Parent

In 2015, we borrowed $45 million from Parent under a short-term note payable due June 30, 2016 with an interest rate of 1.82 percent. This payable is included within Due to Hilton affiliates in our combined consolidated balance sheet as of December 31, 2015. The proceeds from the note payable were used towards the prepayment of a $64 million mortgage loan assumed as part of an equity investments exchange in 2014.

Transactions with Wholly Owned Subsidiary of Parent

In 2014, we completed the sale of certain floors at the Hilton New York Midtown to a wholly owned subsidiary of Parent for $22 million in connection with a timeshare project. At closing, legal title of these floors were transferred to the subsidiary of Parent. The net book value of these floors was approximately $66 million. The difference between the proceeds received and net book value of the floors will be recognized as a non-cash equity distribution to Parent, $30 million of which was recognized for the year ended December 31, 2014. In connection with this sale, we made a contractually required prepayment of $13 million on the variable-rate component of the CMBS Loan in order to release these floors from collateral. We reserved exclusive rights to occupy and operate these floors for specific periods of time, which represents a lease arrangement. Due to our continuing involvement, this transaction was not recognized as a sale and was accounted for as a sales-leaseback liability under the financing method. The assets will remain in our combined consolidated balance sheets until the end of each respective floor’s lease term. The remaining sale-leaseback liability was $7 million, included within Due to Hilton affiliates on the combined consolidated balance sheets as of December 31, 2015 and 2014. The lease term on the remaining floors expires on December 31, 2016.

Certain of our hotels charge a wholly owned subsidiary of Parent for rental fees and other amenities. For the years ended December 31, 2015, 2014, and 2013, $22 million, $25 million, and $23 million, respectively, was recognized, primarily in rooms revenue, in our combined consolidated statements of comprehensive income.

The Blackstone Group

In 2015, we acquired, as part of a tax deferred exchange of real property, certain properties from sellers affiliated with Blackstone for a total purchase price of $1.76 billion. See Note 3: “Acquisitions” for additional information.

In 2014, we completed the sale of certain land and easement rights at the Hilton Hawaiian Village to an affiliate of Blackstone in connection with a development project. As a result, the related party acquired the rights to the name, plans, designs, contracts and other documents related to the development project. The total consideration received for this transaction was approximately $37 million. See Note 4: “Disposals” for additional information.

Note 15: Geographic and Business Segment Information

We have one operating segment, our ownership segment, which includes 69 properties totaling 36,062 rooms. The performance of our operating segment is evaluated primarily based on adjusted earnings before interest expense, taxes and depreciation and amortization (“EBITDA”). We define Adjusted EBITDA as EBITDA, further adjusted to exclude certain items, including, but not limited to, gains, losses and expenses in connection with: (i) asset dispositions for both consolidated and unconsolidated investments; (ii) foreign currency transactions; (iii) debt restructurings/retirements; (iv) non-cash impairment losses; (v) furniture, fixtures and equipment (“FF&E”) replacement reserves required under certain lease agreements; (vi) reorganization costs; (vii) share-based and certain other compensation expenses; (viii) severance, relocation and other expenses; and (ix) other items.

The following table presents revenues for our operating segment reconciled to combined consolidated amounts and ownership segment Adjusted EBITDA to net income:

	Year Ended December 31,
	2015	2014	2013
	(in millions)
Revenues:
Ownership	$2,675	$2,503	$2,323
Other revenue	13	10	10

Total revenues	$2,688	$2,513	$2,333

Ownership Adjusted EBITDA	$862	$796	$720
Other revenue	13	10	10
Depreciation and amortization expense	(287)	(248)	(246)
FF&E replacement reserve	(2)	(2)	(1)
Corporate and other expense	(96)	(67)	(103)
Gain on sale of assets, net	143	—	—
Interest income	1	1	2
Interest expense	(186)	(186)	(162)
Interest expense, income tax and depreciation and amortization included in equity in earnings from investments in affiliates	(25)	(33)	(37)
Gain on foreign currency transactions	—	2	—
Gain on extinguishment of debt	—	—	68
Other gain (loss), net	(6)	25	—
Income tax expense	(118)	(117)	(104)

Net income	$299	$181	$147

The following table presents total assets for our reportable segment, reconciled to combined consolidated amounts:

	December 31,
	2015	2014
	(in millions)
Ownership	$9,783	$9,709
All other	4	5

	$9,787	$9,714

The following table presents total revenues and property and equipment, net for each of the geographical areas in which we operate:

	As of and for the Year Ended December 31,
	2015		2014		2013
	Revenues	Property and Equipment, net	Revenues	Property and Equipment, net	Revenues	Property and Equipment, net
	(in millions)
United States(1)(2)	$2,524	$8,422	$2,328	$6,606	$2,158	$8,116
United Kingdom	94	108	97	117	88	117
All other	70	146	88	188	87	216

	$2,688	$8,676	$2,513	$6,911	$2,333	$8,449

(1)	Includes revenues of $13 million, $10 million and $10 million for the years ended December 31, 2015, 2014 and 2013, respectively, from our laundry operations which is not part of our segment. Also includes property and equipment, net of $3 million, $3 million and $2 million as of December 31, 2015, 2014 and 2013, respectively, from our laundry operations.
(2)	Excludes $1,543 million of property and equipment, net held for sale as of December 31, 2014.

Note 16: Commitments and Contingencies

As of December 31, 2015, we had outstanding commitments under third-party contracts of approximately $41 million for capital expenditures at certain owned and leased properties. Our contracts contain clauses that allow us to cancel all or some portion of the work. If cancellation of a contract occurred, our commitment would be any costs incurred up to the cancellation date, in addition to any costs associated with the discharge of the contract.

We are involved in litigation arising from the normal course of business, some of which includes claims for substantial sums. While the ultimate results of claims and litigation cannot be predicted with certainty, we expect that the ultimate resolution of all pending or threatened claims and litigation as of December 31, 2015 will not have a material effect on our combined consolidated results of operations, financial position or cash flows.

Note 17: Supplemental Disclosures of Cash Flow Information

Interest paid during the years ended December 31, 2015, 2014 and 2013, was $176 million, $175 million and $172 million, respectively.

The following non-cash investing and financing activities were excluded from the combined consolidated statements of cash flows:

•	In 2015, we assumed the $450 million Bonnet Creek Loan as a result of an acquisition.

•	In 2015, we received an equity contribution of $2 million from Parent related to an obligation paid on our behalf by a wholly owned subsidiary of Parent.

•	In 2014, we completed an equity investments exchange with a joint venture partner where we acquired $144 million of property and equipment, $1 million of other intangible assets and assumed $64 million of long-term debt. We also disposed of $59 million in equity method investments.

•	In 2014, we restructured a capital lease in conjunction with a rent arbitration ruling, for which we recorded an additional capital lease asset and obligation of $11 million.

•	In 2014, we received an equity contribution of $14 million from Parent related to the transfer of other assets from a wholly owned subsidiary of Parent for a development project to us that we then sold to an affiliate of Blackstone.

•	In 2014, we made an equity distribution of $30 million to Parent related to the sale of certain floors at the Hilton New York Midtown to a wholly owned subsidiary of Parent.

Park Hotels & Resorts Inc.

Schedule III

Real Estate and Accumulated Depreciation

(Dollar amounts in millions)

December 31, 2015

		Initial Cost					Gross Amounts at Which Carried at Close of Period
Hotel Property	Encumbrances	Land	Building & Improvements	Furniture, Fixtures & Equipment	Costs Capitalized Subsequent to Acquisition	Foreign Currency Adjustment	Land	Building & Improvements	Furniture, Fixtures & Equipment	Total	Accumulated Depreciation	Date of Construction	Date Acquired(a)	Life Upon Which Depreciation is Computed
Waldorf Astoria Orlando	(b)	$34	$274	$29	$—	$—	$34	$274	$30	$338	$(14)	2009	2/12/2015	3 - 40 years
Casa Marina, A Waldorf Astoria Resort		164	174	9	1	—	164	176	8	348	(6)	1920	2/17/2015	3 - 40 years
The Reach, A Waldorf Astoria Resort		57	67	3	1	—	57	68	3	128	(2)	1970	2/17/2015	3 - 40 years
Hilton Hawaiian Village Waikiki Beach Resort	(c)	925	807	17	275	—	954	995	75	2,024	(283)	1961	10/24/2007	3 - 40 years
Hilton New York Midtown	(c)	1,096	542	13	127	—	1,065	649	64	1,778	(169)	1963	10/24/2007	3 - 40 years
Hilton San Francisco Union Square	(c)	113	232	16	134	—	113	326	56	495	(119)	1964	10/24/2007	3 - 40 years
Hilton New Orleans Riverside	(c)	89	216	3	69	—	90	246	43	379	(85)	1977	10/24/2007	3 - 40 years
Hilton Chicago	(c)	69	233	12	123	—	69	319	49	437	(107)	1927	10/24/2007	3 - 40 years
Hilton Waikoloa Village	(c)	160	340	26	126	—	167	413	73	653	(150)	1988	10/24/2007	3 - 40 years
Hilton Parc 55		175	315	32	3	—	175	321	30	526	(13)	1984	2/12/2015	3 - 40 years
Hilton Orlando Bonnet Creek	(b)	15	378	31	3	—	15	380	32	427	(16)	2009	2/12/2015	3 - 40 years
Caribe Hilton	(c)	38	56	7	55	—	38	103	16	157	(43)	1949	10/24/2007	3 - 40 years
Hilton Chicago O’Hare Airport		—	114	8	11	—	—	115	18	133	(96)	1971	10/24/2007	3 - 40 years
Hilton Orlando Lake Buena Vista	(c)	—	137	10	22	—	—	149	20	169	(34)	1983	8/30/2010	3 - 40 years
Hilton Boston Logan Airport	(c)	—	108	6	10	—	—	112	12	124	(32)	1999	10/24/2007	3 - 40 years
Pointe Hilton Squaw Peak Resort	(c)	14	45	5	(28)	—	5	21	9	35	(10)	1977	10/24/2007	3 - 40 years
Hilton Miami Airport	(c)	64	36	3	38	—	64	58	19	141	(24)	1984	12/14/2007	3 - 40 years
Hilton Atlanta Airport	(c)	10	99	3	24	—	10	109	17	136	(34)	1989	10/24/2007	3 - 40 years
Hilton Sao Paulo Morumbi		19	116	4	15	(80)	9	58	6	73	(15)	2002	10/24/2007	3 - 40 years
Hilton McLean Tysons Corner	(c)	50	82	3	(18)	—	23	53	41	117	(38)	1987	10/24/2007	3 - 40 years
Hilton Seattle Airport & Conference Center	(c)	—	70	3	14	—	—	79	8	87	(26)	1961	10/24/2007	3 - 40 years
Hilton Oakland Airport		—	13	3	(2)	—	—	9	5	14	(3)	1970	10/24/2007	3 - 40 years
Hilton Durban		—	56	3	10	(37)	—	26	5	31	(8)	1997	10/24/2007	3 - 40 years
Hilton New Orleans Airport	(c)	12	32	4	10	—	12	36	9	57	(15)	1989	10/24/2007	3 - 40 years
Hilton Short Hills	(c)	59	54	3	22	—	59	71	8	138	(28)	1988	10/24/2007	3 - 40 years
Hilton Blackpool		15	23	4	(9)	(11)	5	10	6	21	(8)	1982	10/24/2007	3 - 40 years
Hilton Rotterdam		5	33	3	54	(19)	4	64	9	77	(15)	1963	10/24/2007	3 - 40 years
Hilton Belfast		1	13	2	11	(6)	1	12	8	21	(8)	1998	10/24/2007	3 - 40 years
Hilton London Angel Islington		4	18	3	13	(11)	—	21	6	27	(7)	1997	10/24/2007	3 - 40 years
Hilton Edinburgh Grosvenor		2	17	3	22	(11)	—	26	6	32	(8)	1999	10/24/2007	3 - 40 years
Hilton Coylumbridge		14	5	2	(17)	(5)	—	—	—	—	—	1965	10/24/2007	3 - 40 years
Hilton Bath City		—	11	2	12	(7)	—	13	6	19	(7)	1973	10/24/2007	3 - 40 years
Hilton Nuremberg		—	2	—	7	(1)	—	5	3	8	(4)	1990	5/31/2013	3 - 40 years
Hilton Milton Keynes		13	10	2	(11)	(6)	3	2	1	6	(1)	1991	10/24/2007	3 - 40 years

Park Hotels & Resorts Inc.

Schedule III

Real Estate and Accumulated Depreciation—(continued)

(Dollar amounts in millions)

December 31, 2015

		Initial Cost					Gross Amounts at Which Carried at Close of Period
Hotel Property	Encumbrances	Land	Building & Improvements	Furniture, Fixtures & Equipment	Costs Capitalized Subsequent to Acquisition	Foreign Currency Adjustment	Land	Building & Improvements	Furniture, Fixtures & Equipment	Total	Accumulated Depreciation	Date of Construction	Date Acquired(a)	Life Upon Which Depreciation is Computed
Hilton Belfast Templepatrick Golf & Country Club		1	31	2	6	(11)	—	23	5	28	(9)	1998	10/24/2007	3 - 40 years
Hilton Sheffield		—	13	2	(12)	(4)	—	—	—	—	—	1997	10/24/2007	3 - 40 years
Hilton Salt Lake City		—	—	10	17	—	—	7	20	27	(17)	2002	10/24/2007	3 - 40 years
Juniper Hotel Cupertino, Curio Collection by Hilton		40	64	8	1	—	40	64	9	113	(2)	1973	6/2/2015	3 - 40 years
DoubleTree by Hilton Washington DC—Crystal City	(c)	43	95	2	44	—	43	125	16	184	(34)	1982	12/14/2007	3 - 40 years
DoubleTree by Hilton San Jose	(c)	15	67	5	14	—	15	75	11	101	(26)	1980	10/24/2007	3 - 40 years
DoubleTree by Hilton Ontario Airport	30	13	58	3	2	—	12	58	6	76	(17)	1974	10/24/2007	3 - 40 years
DoubleTree by Hilton Spokane—City Center	12	3	24	2	6	—	3	26	5	34	(7)	1986	1/1/2010	3 - 40 years
DoubleTree by Hilton Seattle—Airport		—	—	11	21	—	—	10	22	32	(23)	1987	10/24/2007	3 - 40 years
DoubleTree by Hilton San Diego—Mission Valley		—	—	2	16	—	—	8	10	18	(8)	1989	10/24/2007	3 - 40 years
DoubleTree by Hilton Sonoma Wine Country		—	—	4	8	—	—	4	8	12	(7)	1977	10/24/2007	3 - 40 years
DoubleTree by Hilton Durango		—	—	2	4	—	—	3	4	7	(5)	1985	10/24/2007	3 - 40 years
The Fess Parker Santa Barbara Hotel—a DoubleTree by Hilton Resort	104	71	50	2	8	—	71	55	6	132	(11)	1986	10/24/2007	3 - 40 years
Embassy Suites by Hilton Washington DC Georgetown		62	53	2	6	—	62	57	3	122	(14)	1990	12/4/2007	3 - 40 years
Embassy Suites by Hilton Parsippany		6	32	1	1	—	6	32	1	39	(1)	1984	7/25/2014	3 - 40 years
Embassy Suites by Hilton Kansas City Plaza		—	26	1	1	—	—	26	1	27	(4)	1973	7/25/2014	3 - 40 years
Embassy Suites by Hilton Austin Downtown Town Lake		—	45	2	12	—	—	53	7	60	(19)	1983	10/24/2007	3 - 40 years
Embassy Suites by Hilton Atlanta Perimeter Center		6	23	1	—	—	6	23	1	30	(1)	1969	7/25/2014	3 - 40 years
Embassy Suites by Hilton San Rafael Marin County		7	27	1	1	—	7	28	1	36	(1)	1990	7/25/2014	3 - 40 years
Embassy Suites by Hilton Kansas City Overland Park		2	11	—	—	—	2	11	1	14	(1)	1987	7/25/2014	3 - 40 years
Embassy Suites by Hilton Phoenix Airport		—	15	1	(11)	—	—	2	3	5	(4)	1986	10/24/2007	3 - 40 years

Total	$ 4,014	$3,486	$5,362	$341	$1,272	$(209)	$3,403	$6,009	$841	$10,253	$(1,639)

(a)	On October 24, 2007, a predecessor to our Parent became a wholly owned subsidiary of an affiliate of Blackstone following the completion of the Merger.
(b)	This hotel is mortgaged to secure repayment of a $450 million mortgage loan.
(c)	This hotel is mortgaged to secure repayment of a $3,418 million commercial mortgage-backed securities loan.

Park Hotels & Resorts Inc.

Schedule III

Real Estate and Accumulated Depreciation—(continued)

(Dollar amounts in millions)

December 31, 2015

Notes:

(A)	The change in total cost of properties for the fiscal years ended December 31, 2015, 2014 and 2013 is as follows:

	Year Ended December 31,
	2015	2014	2013
	(in millions)
Balance at beginning of period	$8,220	$9,712	$9,523
Additions during period:
Acquisitions(1)	1,872	155	36
Capital expenditures	224	169	182
Deductions during period:
Transfers to Assets Held for Sale(2)	—	(1,543)	—
Sales and retirements	(3)	(232)	(11)
Foreign exchange effect	(60)	(41)	(18)

Balance at end of period	$10,253	$8,220	$9,712

(1)	In 2015, we acquired, as part of a tax deferred exchange of real property, certain properties from sellers affiliated with The Blackstone Group L.P., a related party, for a total purchase price of $1.76 billion.

(B)	The change in accumulated depreciation for the fiscal years ended December 31, 2015, 2014 and 2013 is as follows:

	Year Ended December 31,
	2015	2014	2013
	(in millions)
Balance at beginning of period	$1,372	$1,325	$1,103
Additions during period:
Depreciation expense	279	241	237
Deductions during period:
Sales and retirements	(3)	(185)	(12)
Foreign exchange effect	(9)	(9)	(3)

Balance at end of period	$1,639	$1,372	$1,325

(C)	The aggregate cost of real estate for federal income tax purposes is approximately $5,511 million as of December 31, 2015.

PARK HOTELS & RESORTS INC.

CONDENSED COMBINED CONSOLIDATED BALANCE SHEETS

(in millions)

	June 30, 2016	December 31, 2015
	(unaudited)
ASSETS
Property and equipment, net	$8,612	$8,676
Investments in affiliates	99	104
Goodwill	615	617
Intangibles, net	47	52
Cash and cash equivalents	198	72
Restricted cash	90	72
Accounts receivable, net of allowance for doubtful accounts of $1 and $2	155	122
Prepaid expenses	43	53
Other assets	20	19

TOTAL ASSETS (variable interest entities - $232 and $32)	$9,879	$9,787

LIABILITIES AND EQUITY
Liabilities
Debt	$4,062	$4,057
Accounts payable and accrued expenses	189	171
Due to hotel manager	99	110
Due to Hilton affiliates	52	52
Deferred income tax liabilities	2,470	2,502
Other liabilities	100	98

Total liabilities (variable interest entities - $210 and $14)	6,972	6,990
Commitments and contingencies - see Note 12
Equity
Net Parent investment	2,985	2,884
Accumulated other comprehensive loss	(54)	(63)

Total Parent equity	2,931	2,821
Noncontrolling interests	(24)	(24)

Total equity	2,907	2,797

TOTAL LIABILITIES AND EQUITY	$9,879	$9,787

See notes to condensed combined consolidated financial statements.

PARK HOTELS & RESORTS INC.

CONDENSED COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited, in millions)

	Six Months Ended June 30,
	2016	2015
Revenues
Rooms	$901	$870
Food and beverage	380	357
Other	105	105

Total revenues	1,386	1,332

Operating expenses
Rooms	232	225
Food and beverage	258	246
Other departmental and support	335	320
Other property-level	92	89
Management fees	51	47
Impairment loss	15	—
Depreciation and amortization	147	139
Corporate and other	35	63

Total expenses	1,165	1,129

Gain on sale of assets, net	1	144

Operating income	222	347

Interest income	1	—
Interest expense	(92)	(92)
Equity in earnings from investments in affiliates	10	12
Loss on foreign currency transactions	(1)	—
Other loss, net	(2)	(5)

Income before income taxes	138	262

Income tax expense	(53)	(68)
Net income	85	194

Net income attributable to noncontrolling interests	(3)	(2)

Net income attributable to Parent	$82	$192

Other comprehensive income (loss), net of tax benefit (expense):
Currency translation adjustment, net of tax of $(3) and $1	9	(1)

Total other comprehensive income (loss)	9	(1)

Comprehensive income	$94	$193
Comprehensive income attributable to noncontrolling interests	(3)	(2)

Comprehensive income attributable to Parent	$91	$191

See notes to condensed combined consolidated financial statements.

PARK HOTELS & RESORTS INC.

CONDENSED COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions)

	Six Months Ended June 30,
	2016	2015
Operating Activities:
Net income	$85	$194
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	147	139
Impairment loss	15	—
Gain on sale of assets, net	(1)	(144)
Equity in earnings from investments in affiliates	(10)	(12)
Loss on foreign currency transactions	1	—
Other loss, net	2	5
Amortization of deferred financing costs	5	5
Distributions from unconsolidated affiliates	9	19
Deferred income taxes	(28)	(24)
Working capital changes and other	(6)	27

Net cash provided by operating activities	219	209

Investing Activities:
Capital expenditures for property and equipment	(128)	(119)
Acquisitions, net of cash acquired	—	(1,410)
Change in restricted cash	14	(2)
Distributions from unconsolidated affiliates	2	1
Proceeds from asset dispositions	—	1,869

Net cash provided by (used in) investing activities	(112)	339

Financing Activities:
Borrowings	—	214
Repayment of debt	(2)	(738)
Change in restricted cash	(32)	(32)
Net transfers from Parent	55	36
Cash dividends paid to Parent	—	(10)
Distributions to noncontrolling interests	(4)	(4)

Net cash provided by (used in) financing activities	17	(534)

Effect of exchange rate changes on cash and cash equivalents	2	(1)
Net increase in cash and cash equivalents	126	13
Cash and cash equivalents, beginning of period	72	42

Cash and cash equivalents, end of period	$198	$55

Supplemental Disclosures
Cash paid during the year:
Interest	$73	$73

Non-cash investing activities:
Long-term debt assumed	$—	(450)
Transfer of property and equipment to Hilton affiliate	40	$—

Non-cash financing activities:
Long-term debt assumed	$—	$450
Distribution to Parent	(33)	—

See notes to condensed combined consolidated financial statements.

PARK HOTELS & RESORTS INC.

CONDENSED COMBINED CONSOLIDATED STATEMENTS OF EQUITY

(unaudited, in millions)

	Net Parent Investment	Accumulated Other Comprehensive Loss	Non- controlling Interests	Total

Balance as of December 31, 2014	$2,668	$(51)	$(24)	$2,593
Net income	192	—	2	194
Other comprehensive loss	—	(1)	—	(1)
Net transfers from Parent	36	—	—	36
Cash dividends paid to Parent	(10)	—	—	(10)
Distributions to noncontrolling interests	—	—	(4)	(4)

Balance as of June 30, 2015	$2,886	$(52)	$(26)	$2,808

	Net Parent Investment	Accumulated Other Comprehensive Loss	Non- controlling Interests	Total

Balance as of December 31, 2015	$2,884	$(63)	$(24)	$2,797
Net income	82	—	3	85
Other comprehensive income	—	9	—	9
Net transfers from Parent	55	—	—	55
Distribution to Parent	(33)	—	—	(33)
Cumulative effect of the adoption of ASU 2015-02	(3)	—	1	(2)
Distributions to noncontrolling interests	—	—	(4)	(4)

Balance as of June 30, 2016	$2,985	$(54)	$(24)	$2,907

See notes to condensed combined consolidated financial statements.

PARK HOTELS & RESORTS INC.

NOTES TO CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1: Organization and Basis of Presentation

Organization

Park Hotels & Resorts Inc. (“we,” “us,” “our” or the “Company”) will be a global lodging real estate company with a diverse portfolio of premium-branded hotels and resorts located in prime United States (“U.S.”) and international markets.

On February 26, 2016, Hilton Worldwide Holdings Inc. (“Parent,” together with its consolidated subsidiaries, “Hilton”) announced a plan to spin-off a substantial portion of Hilton’s ownership business to stockholders as a separate, publicly traded company, Park Hotels & Resorts Inc.

Basis of Presentation

The condensed combined consolidated financial statements reflect our historical financial position, results of operations and cash flows, in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). We have condensed or omitted certain information and footnote disclosures normally included in financial statements presented in accordance with U.S. GAAP. Although we believe the disclosures made are adequate to prevent the information presented from being misleading, these financial statements should be read in conjunction with the audited combined consolidated financial statements and notes thereto for the fiscal year ended December 31, 2015 included elsewhere within this information statement.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and, accordingly, ultimate results could differ from those estimates. Interim results are not necessarily indicative of full year performance.

In our opinion, the accompanying condensed combined consolidated financial statements reflect all adjustments, including normal recurring items, considered necessary for a fair presentation of the interim periods. All material intercompany transactions have been eliminated in consolidation.

The accompanying condensed combined consolidated financial statements of the Company represent the financial position and results of operations of entities to be held by the Company after the spin-off that have historically been under common control of the Parent. The condensed combined consolidated financial statements have been prepared on a carve-out basis and reflect significant assumptions and allocations. See Note 2: “Basis of Presentation and Summary of Significant Accounting Policies” in our audited combined consolidated financial statements included elsewhere within this information statement for additional information.

Note 2: Recently Issued Accounting Pronouncements

Adopted Accounting Standards

In February 2015, the FASB issued ASU No. 2015-02 (“ASU 2015-02”), Consolidation (Topic 810)—Amendments to the Consolidation Analysis. This ASU modifies existing consolidation guidance for reporting organizations that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. We elected, as permitted by the standard, to adopt ASU 2015-02 using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of January 1, 2016 of approximately $2 million. Additionally, certain consolidated entities that were not previously considered variable interest entities (“VIEs”) prior to the adoption of ASU 2015-02 were considered to be VIEs for which we are the primary beneficiary and continue to be consolidated following adoption; prior period VIE disclosures do not include the balances or activity associated with these VIEs.

Note 3: Acquisitions

During the six months ended June 30, 2015, we used proceeds from the sale of the Waldorf Astoria New York (see Note 4: “Disposals”) to acquire, as part of a tax deferred exchange of real property, the following properties from sellers affiliated with Blackstone and an unrelated third party, for a total purchase price of $1.87 billion:

•	the resort complex consisting of the Waldorf Astoria Orlando and the Hilton Orlando Bonnet Creek in Orlando, Florida (the “Bonnet Creek Resort”);

•	the Casa Marina Resort in Key West, Florida;

•	the Reach Resort in Key West, Florida;

•	the Parc 55 in San Francisco, California; and

•	the Juniper Cupertino in Cupertino, California.

We incurred transaction costs of $26 million, which are included in corporate and other expense in our condensed combined consolidated statement of comprehensive income, for the six months ended June 30, 2015.

The results of operations from these properties included in the condensed combined consolidated statement of comprehensive income were as follows:

Six Months Ended June 30, 2015
Total revenues	$144
Income before income taxes	34

Note 4: Disposals

In February 2015, we completed the sale of the Waldorf Astoria New York for a purchase price of $1.95 billion, and we repaid in full the existing mortgage loan secured by our Waldorf Astoria New York property (the “Waldorf Astoria Loan”) of approximately $525 million. As a result of the sale, we recognized a gain of $144 million included in gain on sale of assets, net in our condensed combined consolidated statement of comprehensive income for the six months ended June 30, 2015. The gain was net of transaction costs and a goodwill reduction of $185 million. The Waldorf Astoria New York was considered a business within our hotel ownership segment; therefore, we reduced the carrying amount of our goodwill by the amount representing the fair value of the business disposed relative to the fair value of the portion of our reporting unit goodwill that was retained. Additionally, we recognized a loss of $6 million in other loss, net in our condensed combined consolidated statement of comprehensive income for the six months ended June 30, 2015 related to the reduction of the Waldorf Astoria Loan’s remaining carrying amount of debt issuance costs.

Note 5: Property and Equipment

Property and equipment were:

	June 30, 2016	December 31, 2015
	(in millions)
Land	$3,398	$3,419
Buildings and leasehold improvements	6,002	6,000
Furniture and equipment	919	876
Construction-in-progress	119	58

	10,438	10,353
Accumulated depreciation and amortization	(1,826)	(1,677)

	$8,612	$8,676

Depreciation of property and equipment, including assets recorded for capital lease assets, was $145 million and $137 million during the six months ended June 30, 2016 and 2015, respectively.

As of June 30, 2016 and December 31, 2015 property and equipment included approximately $21 million and $24 million, respectively, of capital lease assets primarily consisting of buildings and leasehold improvements, net of $8 million of accumulated depreciation.

Note 6: Consolidated Variable Interest Entities and Investments in Affiliates

Consolidated VIEs

As of June 30, 2016, we consolidated four VIEs that own hotel properties in the U.S. As of December 31, 2015 and prior to adoption of ASU 2015-02, we consolidated one VIE that owned a hotel in the U.S. Of the three additional entities considered to be VIEs following the adoption of ASU 2015-02, two were previously consolidated by us and one was unconsolidated and classified as an investment in affiliate. We are the primary beneficiaries of these VIEs as we have the power to direct the activities that most significantly affect their economic performance. Additionally, we have the obligation to absorb their losses and the right to receive benefits that could be significant to them. The assets of our VIEs are only available to settle the obligations of these entities. Our condensed combined consolidated balance sheets included the assets and liabilities of these entities, which primarily comprised the following:

	June 30, 2016	December 31, 2015
	(in millions)
Property and equipment, net	$210	$28
Cash and cash equivalents	8	2
Restricted cash	10	2
Accounts receivable, net	3	—
Prepaid expenses	1	—
Debt	149	12
Accounts payable and accrued expenses	9	1
Deferred income tax liabilities	52	1

During the six months ended June 30, 2016 and 2015, we did not provide any financial or other support to these VIEs that we were not previously contractually required to provide, nor do we intend to provide any such support in the future.

Unconsolidated Entities

Investments in affiliates were:

	Ownership %	June 30, 2016	December 31, 2015
		(in millions)
Hilton Berlin	40%	$29	$27
Embassy Suites by Hilton Secaucus Meadowlands	50%	24	24
Hilton San Diego Bayfront	25%	21	20
All others (6 and 7 hotels)	20% -50%	25	33

		$99	$104

The affiliates in which we own investments accounted for under the equity method had total debt of approximately $865 million and $872 million as of June 30, 2016 and December 31, 2015, respectively. Substantially all of the debt is secured solely by the affiliates’ assets or is guaranteed by other partners without recourse to us.

Note 7: Debt

Debt balances, including obligations for capital leases, and associated interest rates as of June 30, 2016, were:

	June 30, 2016	December 31, 2015
	(in millions)
Commercial mortgage-backed securities loan with an average rate of 4.15%, due 2018(1)	$3,418	$3,418
Mortgage loans with an average rate of 4.29%, due 2016 to 2022(1)	598	597
Unsecured notes with a rate of 7.50%, due 2017	54	54
Capital lease obligations with an average rate of 7.00%, due 2019 to 2097	16	17

	4,086	4,086
Less: unamortized deferred financing costs	(24)	(29)

	$4,062	$4,057

(1)	Assumes the exercise of all extensions that are exercisable solely at our option.

Our commercial mortgage-backed securities loan secured by 22 of our U.S. owned real estate assets (the “CMBS Loan”) and other mortgage loans require us to deposit with the lenders certain cash reserves for restricted uses. As of June 30, 2016 and December 31, 2015, our condensed combined consolidated balance sheets included $42 million and $24 million, respectively, of restricted cash related to the CMBS Loan.

In February 2015, we assumed a $450 million mortgage loan secured by the Bonnet Creek Resort (the “Bonnet Creek Loan”) as a result of an acquisition. See Note 3: “Acquisitions” for further information on the transaction. As of June 30, 2016 and December 31, 2015, our condensed combined consolidated balance sheets included $38 million and $25 million, respectively, of restricted cash related to the Bonnet Creek Loan.

As of June 30, 2016 and December 31, 2015, we held other mortgage loans of $149 million and $146 million secured by four and three of our properties, respectively. As of June 30, 2016 and December 31, 2015, our condensed combined consolidated balance sheets included $10 million and $9 million, respectively, of restricted cash related to these loans.

Debt Maturities

The contractual maturities of our debt as of June 30, 2016 were:

Year	(in millions)
2016 (remaining)	$108
2017	63
2018(1)	3,430
2019(1)	428
2020(1)	12
Thereafter	45

$4,086

(1)	Assumes the exercise of all extensions that are exercisable solely at our option.

Note 8: Fair Value Measurements

We did not elect the fair value measurement option for any of our financial assets or liabilities. The fair values of our unsecured notes were based on prices in active debt markets. The fair values of the CMBS Loan and mortgage loans are determined based on the expected future payments discounted at risk-adjusted rates. The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts. The fair value of certain financial instruments and the hierarchy level we used to estimate fair values are shown below:

		June 30, 2016		December 31, 2015
	Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
		(in millions)
Liabilities:
CMBS Loan	3	$3,418	$3,473	$3,418	$3,456
Mortgage loans	3	598	603	597	600
Unsecured notes	1	54	58	54	59

During the six months ended June 30, 2016, we recorded an impairment loss for certain hotel assets resulting from a significant decline in market value of those assets. The estimated fair values of these assets that were measured on a nonrecurring basis were:

	As of June 30, 2016
	Fair Value(1)	Impairment Loss
	(in millions)
Property and equipment	$6	$14
Intangibles	—	1

Total	$6	$15

(1)	Fair value measurements using significant unobservable inputs (Level 3). We estimated fair value of the assets using discounted cash flow analyses, with estimated stabilized growth rates ranging from 1 percent to 2 percent, a discounted cash flow term of 10 years, terminal capitalization rates ranging from 5 percent to 8 percent, and discount rates ranging from 9 percent to 10 percent. The discount and terminal capitalization rates used for the fair value of the assets reflect the risk profile of the market where the property is located, and is not necessarily indicative of our hotel portfolio as a whole.

Note 9: Income Taxes

At the end of each interim period, we estimate the effective tax rate expected to be applied for the full fiscal year. The effective income tax rate is determined by the level and composition of pre-tax income or loss, which is subject to federal, foreign, state, and local income taxes and reflects income tax expense or benefit resulting from operations outside of the U.S., which are generally subject to both local country and U.S. taxes.

We are part of a consolidated U.S. federal income tax return, state tax returns, and foreign tax returns with Hilton and other subsidiaries that are not included in our condensed combined consolidated financial statements. Income taxes as presented in our condensed combined consolidated financial statements present current and deferred income taxes of the consolidated tax filings attributed to us using the separate return method. The separate return method applies the accounting guidance for income taxes to the financial statements as if we were a separate taxpayer. During the six months ended June 30, 2016 and 2015, Hilton paid $78 million and $89 million, respectively of income tax liabilities related to us.

Note 10: Transactions with Parent

Net Parent investment on the condensed combined consolidated balance sheets and condensed combined consolidated statements of equity represents Parent’s historical investment in the Company, the net effect of transactions with and allocations from Parent and the Company’s accumulated earnings. Net transfers from (to) Parent are included within Net Parent investment. The components of the Net transfers from (to) Parent on the condensed combined consolidated statements of cash flows and condensed combined consolidated statements of equity were:

	Six Months Ended June 30,
	2016	2015
	(in millions)
Cash pooling and general financing activities	$(50)	$(84)
Corporate allocations	27	31
Income taxes	78	89

Net transfers from Parent	$55	$36

Corporate Allocations

Our condensed combined consolidated statements of comprehensive income include allocations of costs from certain corporate and shared functions provided to us by Parent. See Note 2: “Basis of Presentation and Summary of Significant Accounting Policies” in our audited combined consolidated financial statements included elsewhere within this information statement for additional information. During the six months ended June 30, 2016 and 2015 we recognized $27 million and $31 million, respectively, of costs within Corporate and other expense in the condensed combined consolidated statements of comprehensive income related to allocations of corporate general and administrative expenses from our Parent.

Borrowings from Parent

In February 2015, we borrowed $184 million in aggregate through short-term notes payable from Parent with various interest rates. The proceeds from the notes payable were used towards the acquisition of properties. During the six months ended June 30, 2015, we repaid all of these notes to Parent.

In December 2015, we borrowed $45 million from Parent with an interest rate of 1.82 percent and an extended maturity date of December 31, 2016. This payable and all interest accrued is included within Due to Hilton affiliates in our combined consolidated balance sheet as of June 30, 2016 and December 31, 2015.

Transaction with Wholly Owned Subsidiary of Parent

In June 2016, we transferred assets, including legal title, related to certain floors at the Embassy Suites Washington, D.C. to a wholly owned subsidiary of Parent in connection with a timeshare project. The net book value of these assets was approximately $40 million. No cash consideration was received for this transfer; therefore, the carrying value of the assets, net of related deferred tax liabilities was recognized as a non-cash equity distribution to Parent for the six months ended June 30, 2016.

Note 11: Business Segment

We have one operating segment, our ownership segment, which includes 69 properties totaling 35,717 rooms. The performance of our operating segment is evaluated primarily based on adjusted earnings before interest expense, taxes and depreciation and amortization (“EBITDA”). We define Adjusted EBITDA as EBITDA, further adjusted to exclude certain items, including, but not limited to, gains, losses and expenses in connection with: (i) asset dispositions for both consolidated and unconsolidated investments; (ii) foreign currency transactions; (iii) debt restructurings/retirements; (iv) non-cash impairment losses; (v) furniture, fixtures and equipment (“FF&E”) replacement reserves required under certain lease agreements; (vi) reorganization costs; (vii) share-based and certain other compensation expenses; (viii) severance, relocation and other expenses; and (ix) other items.

The following table presents revenues for our operating segment reconciled to condensed combined consolidated amounts and ownership segment Adjusted EBITDA to net income:

	Six Months Ended June 30,
	2016	2015
	(in millions)
Revenues:
Ownership	$1,380	$1,326
Other revenue	6	6

Total revenues	$1,386	$1,332

Ownership Adjusted EBITDA	$437	$426
Other revenue	6	6
Impairment loss	(15)	—
Depreciation and amortization expense	(147)	(139)
FF&E replacement reserve	(2)	(2)
Corporate and other expense	(35)	(63)
Gain on sale of assets, net	1	144
Interest income	1	—
Interest expense	(92)	(92)
Interest expense, income tax and depreciation and amortization included in equity in earnings from investments in affiliates	(13)	(13)
Loss on foreign currency transactions	(1)	—
Other loss, net	(2)	(5)
Income tax expense	(53)	(68)

Net income	$85	$194

The following table presents total assets for our reportable segment, reconciled to condensed combined consolidated amounts:

	June 30, 2016	December 31, 2015
	(in millions)
Ownership	$9,873	$9,783
All other	6	4

	$9,879	$9,787

Note 12: Commitments and Contingencies

As of June 30, 2016, we had outstanding commitments of approximately $67 million for capital expenditures at certain owned and leased properties. Our contracts contain clauses that allow us to cancel all or some portion of the work. If cancellation of a contract occurred, our commitment would be any costs incurred up to the cancellation date, in addition to any costs associated with the discharge of the contract.

We are involved in litigation arising from the normal course of business, some of which includes claims for substantial sums. While the ultimate results of claims and litigation cannot be predicted with certainty, we expect that the ultimate resolution of all pending or threatened claims and litigation as of June 30, 2016 will not have a material effect on our combined consolidated results of operations, financial position or cash flows.

Note 13: Subsequent Events

Financing Transactions

In October 2016, we entered into a $725 million commercial mortgage-backed securities (“CMBS”) loan secured by the Hilton San Francisco Union Square and the Parc 55 Hotel San Francisco and a $1,275 million CMBS loan secured by the Hilton Hawaiian Village. We applied a portion of the proceeds from the loans to repay the portion of our Existing CMBS Loan that was secured by the Hilton San Francisco Union Square and the Hilton Hawaiian Village and intend to use the remaining net proceeds to prepay amounts outstanding under the Existing CMBS Loan. Pursuant to the terms of these loans, the assets of the applicable borrowers are not available to pay the debts of the Company or its other consolidated subsidiaries and the liabilities of the borrowers do not constitute obligations of the Company or its other consolidated subsidiaries.

Asset Transfers

In October 2016, we transferred the legal title associated with 25 rooms at the Hilton New York Midtown and 600 rooms at the Hilton Waikoloa Village to a wholly owned subsidiary of Parent in connection with timeshare projects. The net book value of the related assets was approximately $189 million. Pursuant to an arrangement representing a lease, we reserved exclusive rights to occupy and operate these rooms beginning on the date of transfer and continuing until the end of each respective lease term, which range from April 2017 through December 2019.

Distribution to Parent

During the three months ended September 30, 2016, we distributed interests in entities with ownership interests in the DoubleTree Hotel Missoula/Edgewater and the Hilton Templepatrick Hotel & Country Club to Parent as these two hotels will not be retained by the Company after the spin-off. The amount of the non-cash equity distribution was $15 million. Amounts included in our historical combined consolidated financial statements as of and for the six months ended June 30, 2016 and year-ended December 31, 2015 were as follows:

	June 30, 2016	December 31, 2015
	(in millions)
Assets	$22	$30
Liabilities	7	1
Revenues	8	9
Operating expenses	24	11
Ownership Adjusted EBITDA	1	2